Exhibit 99.63

Execution Version

CREDIT AGREEMENT

Dated as of September 18, 2020

by and among

PHM LOGISTICS CORPORATION

and

CERTAIN OTHER SUBSIDIARIES OF PHM SERVICES INC.

as Borrowers,

PHM SERVICES INC.

as Parent,

CIT BANK, N.A.,

for itself as a Lender and as Administrative Agent for all Lenders,

and

THE OTHER FINANCIAL INSTITUTIONS PARTY HERETO AS LENDERS

ARTICLE 1	DEFINITIONS; PRINCIPLES OF CONSTRUCTION	1

1.1	Specific Definitions	1

1.2	Other Interpretive Provisions	37

1.3	Accounting Terms	37

1.4	Rounding	38

1.5	Times of Day	38

1.6	Divisions	38

ARTICLE 2	GENERAL REVOLVING LOAN TERMS	38

2.1	Revolving Loans Generally	38

2.2	Reserves and Adjustments	38

2.3	Funding Procedures	39

2.4	Revolving Loans by Administrative Agent and Settlement Among the Revolving Lenders	40

2.5	Reaffirmation of Representations and Warranties	41

2.6	Deposit Account and Collections	41

2.7	Application of Proceeds of Collateral	44

2.8	Borrower Representative Appointment	44

2.9	Collective Borrowing Arrangement; Revolving Loan Account	44

2.10	Repayment of Overadvances	45

2.11	Monthly Statement	45

2.12	Access to CIT’s System	45

2.13	Interest	46

2.14	Fees and Charges	46

2.15	Evidence of Indebtedness	47

2.16	Payments Generally	47

2.17	Protective Advances	48

2.18	Taxes	48

2.19	Increased Costs	52

2.20	Inability to Determine Rate; Alternate Rate of Interest	53

2.21	Effective Date and Termination	54

2.22	Effect of Termination	54

2.23	LIBOR Breakage	54

2.24	Letters of Credit	55

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2.25	Use of Proceeds	58

ARTICLE 3	CONDITIONS PRECEDENT TO LOANS	58

3.1	Conditions of Closing Date	58

3.2	Conditions to the Initial Revolving Loan and All Additional Loans and Letters of Credit	61

3.3	Limited Waiver of Conditions Precedent	61

ARTICLE 4	REPRESENTATIONS AND WARRANTIES	61

4.1	Organization	61

4.2	Authorization; Enforceability	61

4.3	No Conflicts	62

4.4	Litigation	62

4.5	Restrictive Agreement	62

4.6	Title	62

4.7	No Bankruptcy Filing	62

4.8	Solvency	62

4.9	Full and Accurate Disclosure	63

4.10	Tax Filings	63

4.11	No Plan Assets	63

4.12	Compliance	63

4.13	Federal Reserve Regulations; Investment Company Act	64

4.14	Ownership of Borrowers and other Credit Parties	64

4.15	Material Contracts	64

4.16	Inventory Suppliers	64

4.17	Compliance with Environmental Laws	64

4.18	Employee Matters	64

4.19	Intellectual Property	64

4.20	Healthcare Authorizations and Accreditations	65

4.21	HIPAA/HITECH Compliance	65

4.22	Reimbursement; Third-Party Payors	65

4.23	Other Healthcare Regulatory Matters	65

4.24	Compliance with Healthcare Laws	66

4.25	No Defaults	67

4.26	Patriot Act and OFAC Compliance	67

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4.27	Survival	67

4.28	Subordinated Indebtedness	67

4.29	Federal Employer Identification Number	68

4.30	Compliance of Products	68

4.31	Holding Company Status	70

4.32	Representations Regarding Accounts	70

4.33	CARES Act Obligations	71

ARTICLE 5	AFFIRMATIVE COVENANTS	72

5.1	Payment of Obligations	72

5.2	Preservation of Existence, Etc.	72

5.3	Maintenance of Properties	72

5.4	Maintenance of Insurance	72

5.5	Compliance With Laws	73

5.6	Books and Records	73

5.7	Inspection Rights; Field Audits; Appraisals	73

5.8	Landlord and Warehouse Agreements; Cloud Assignment Agreements	74

5.9	Licenses	74

5.10	Healthcare Operations	74

5.11	Further Assurances	75

5.12	Additional Guarantors/Borrowers; Additional Pledgor	75

5.13	Environmental Matters	76

5.14	Account Control Agreements	76

5.15	Patriot Act Compliance	77

5.16	Beneficial Ownership Certification	77

5.17	Post-Closing Items	77

5.18	Collateral Records	77

5.19	Chattel Paper	78

5.20	Inventory	78

5.21	Right of First Refusal	78

5.22	COVID-19 Relief Programs	79

ARTICLE 6	NEGATIVE COVENANTS	80

6.1	Liens	80

6.2	Investments	80

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6.3	Indebtedness	80

6.4	Loans	80

6.5	Asset Dispositions; Settlement of Debts	80

6.6	Distributions	80

6.7	Fundamental Changes; Change to Organization Documents	81

6.8	Transactions With Affiliates	81

6.9	Use of Proceeds	81

6.10	[Reserved]	81

6.11	Certain Accounting Changes	81

6.12	Healthcare Matters	81

6.13	ERISA	82

6.14	Management Agreement; Leases, Subordinated Indebtedness and other Material Contracts	82

6.15	Restrictive Agreements	83

6.16	Swap Agreements	83

6.17	IRS Form 8821; Federal Employer Identification Number	83

6.18	Burdensome Agreements	83

6.19	Limitations on Parent	83

ARTICLE 7	FINANCIAL COVENANTS	84

7.1	Fixed Charge Coverage Ratio	84

7.2	Minimum Net Availability	84

7.3	Cash Velocity	84

ARTICLE 8	NOTICES AND REPORTING	84

8.1	Notices	84

8.2	Required Notices from Credit Parties	86

8.3	Financial Statements, Borrowing Base Reports, Compliance Certificates and Projections	88

8.4	Collateral Reporting	90

8.5	Protected Health Information	90

ARTICLE 9	DEFAULTS AND REMEDIES	91

9.1	Events of Default	91

9.2	Remedies	95

9.3	Application of Payments	95

9.4	Rights to Appoint Receiver	96

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9.5	Remedies Cumulative	97

9.6	Severance	97

9.7	Administrative Agent’s Right to Perform	97

9.8	License	98

9.9	Injunctive Relief	98

9.10	Collection of Accounts	98

9.11	Assistance and Cooperation	99

ARTICLE 10	PARTICIPATIONS AND ASSIGNMENTS	99

10.1	Participations and Assignments	99

ARTICLE 11	MISCELLANEOUS	101

11.1	Financial Advisors	101

11.2	Administrative Agent’s Discretion	101

11.3	Governing Law	101

11.4	Modification, Waiver in Writing	102

11.5	Waiver of Trial by Jury	103

11.6	Waiver of Consequential Damages, Etc	103

11.7	Headings/Exhibits	104

11.8	Severability	104

11.9	Preferences	104

11.10	Waiver of Notice	104

11.11	Remedies of Borrowers	104

11.12	Prior Agreements	104

11.13	Offsets, Counterclaims and Defenses	105

11.14	Publicity	105

11.15	Indemnification; Expenses	105

11.16	Survival	106

11.17	No Usury	106

11.18	Conflict; Construction of Documents	106

11.19	No Third Party Beneficiaries	106

11.20	Assignment	107

11.21	Set-Off	107

11.22	Confidentiality	107

11.23	Patriot Act Compliance	109

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11.24	Electronic Execution of Assignments and Other Documents	109

11.25	Counterparts	109

11.26	Borrower Representative	109

11.27	Joint and Several	110

11.28	Release of Claims	112

11.29	Acting Through Agents	113

ARTICLE 12	AGENCY PROVISIONS; SETTLEMENT	113

12.1	Appointment and Authorization	113

12.2	Delegation of Duties	114

12.3	Exculpation of Administrative Agent	114

12.4	Reliance by Administrative Agent	115

12.5	Notice of Default	115

12.6	Credit Decision	115

12.7	Indemnification	116

12.8	Administrative Agent in Individual Capacity	116

12.9	Successor Administrative Agent	117

12.10	Collateral Matters; Restriction on Lenders	117

12.11	Administrative Agent May File Proofs of Claim	118

12.12	Return of Payments.	119

12.13	Sharing of Payments by Lenders	120

12.14	Settlements; Payments	120

12.15	Defaulting Lender	120

12.16	Certain ERISA Matters	123

12.17	Acknowledgement and Consent to Bail-In of EEA Financial Institutions	124

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Annex A	–	Revolving Commitments

Schedule 1	–	Borrowers and Guarantors
Schedule 1.1(a)	–	Leases
Schedule 2	–	Existing Indebtedness, CARES Act Obligations, Existing Liens and Existing Investments
Schedule 2.6	–	Deposit Accounts
Schedule 4.4	–	Litigation
Schedule 4.14	–	Ownership of Borrowers and other Credit Parties
Schedule 4.15	–	Material Contracts
Schedule 4.16	–	Inventory Suppliers
Schedule 4.29	–	Federal Employer Identification Number
Schedule 4.30(a)	–	Compliance of Products
Schedule 4.30(b)	–	Required Healthcare Authorizations
Schedule 5.17	–	Post-Closing Obligations
Schedule 6.8	–	Transactions with Affiliates

Exhibit A	Form of Assignment Agreement
Exhibit B	Form of Compliance Certificate
Exhibit C	Form of Revolving Note
Exhibit D	Closing Checklist

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CREDIT AGREEMENT

THIS CREDIT AGREEMENT is dated as of September 18, 2020 (as the same may be amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) by and among PHM LOGISTICS CORPORATION, a Delaware corporation (“Logistics”), and each of the Persons signatory hereto and named on Schedule 1 hereto as a Borrower (each a “Borrower” and, collectively, the “Borrowers”), PHM SERVICES INC., a Delaware corporation (the “Parent”), as a Guarantor, and each of the Persons signatory hereto and named on Schedule 1 hereto as a Guarantor, the financial institutions from time to time party hereto as lenders (each, a “Lender” and collectively the “Lenders”) and CIT BANK, N.A., a national banking association, in its capacity as administrative agent for Lenders (together with its successors and assigns, “Administrative Agent”).

RECITALS

Borrowers have requested that Lenders make available to Borrowers the financing facilities as described herein. Lenders are willing to extend such credit to Borrowers under the terms and conditions herein set forth.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and the agreements, provisions and covenants herein contained, Borrowers, Lenders and Administrative Agent agree as follows:

ARTICLE 1      DEFINITIONS; PRINCIPLES OF CONSTRUCTION

1.1        Specific Definitions. The following terms have the meanings set forth below:

“Acceptable Rental Agreement”: collectively, the official original of each delivery ticket for rental equipment (each a “Rental Agreement”) in form and substance acceptable to Administrative Agent, that (a) is duly executed by a Borrower and the applicable customer of a Borrower or a representative thereof, and (b) with respect to each Rental Agreement entered into after the Closing Date, includes the following stamp or legend conspicuously shown on the header portion of the first page of each Rental Agreement: “THIS DELIVERY TICKET/RENTAL AGREEMENT HAS BEEN COLLATERALLY ASSIGNED TO CIT BANK, N.A. AND ITS SUCCESSORS AND ASSIGNS. THE FOREGOING SENTENCE SHALL CONSTITUTE NOTICE OF ASSIGNMENT PURSUANT TO SECTION 9-330(f) OF THE UNIFORM COMMERCIAL CODE. ANY SALE, TRANSFER, ASSIGNMENT, CONVEYANCE, PLEDGE, GRANT OF A SECURITY INTEREST IN, PURCHASE, OR OTHER DISPOSITION OF THIS INSTRUMENT TO, BY, OR IN FAVOR OF ANY PARTY OTHER THAN CIT BANK, N.A., AS AGENT, SHALL VIOLATE THE RIGHTS OF CIT BANK, N.A., AS AGENT.”

“Account(s)”: any and all “Accounts” (as that term is defined in the UCC), whether now existing or hereafter arising.

“Accounts Availability”: eighty-five percent (85%) of the Estimated Net Value of Eligible Accounts.

“Account Debtor”: any Person obligated on any Account.

“Accrediting Organization”: any Person from which any Borrower has received an accreditation as of the Closing Date or thereafter.

“Adjusted EBITDA”: shall mean, for any period, EBITDA for such period, plus the following, without duplication, to the extent deducted and not already added back in calculating such EBITDA: (a) non-cash compensation expenses arising from the sale of Equity Interests, the granting of options to purchase Equity Interests, the granting of appreciation rights in respect of Equity Interests and similar arrangements for such period; (b) only with respect to the period ending September 30, 2020, losses and expenses incurred during such period in connection with the fraudulent cyber incident that occurred in May 2019 (such incident included the relaying of fraudulent banking information for a C$9,200,000 wire transfer to redeem outstanding debentures) in an aggregate amount not to exceed C$1,012,000; (c) in connection with any Permitted Acquisition, all reasonable, out-of-pocket transaction fees, costs and expenses payable to third parties incurred during such period; provided, the amount added back with respect to any individual Permitted Acquisition shall not exceed $100,000; (d) the impairment of goodwill and other intangibles during such period; (e) any other non-cash or one time charges agreed to in writing by Administrative Agent in its reasonable discretion; and (f) Code Section 338(h)(10) incurred in connection with any prior acquisition by Borrowers; provided, the amount added back pursuant to clause (f) and excluded from EBITDA calculation pursuant to clauses (iii) and (iv) thereof (only with respect to losses for such clause (iv)) shall not exceed $1,250,000 in the aggregate for any such period.

“Adjustment Date”: the first Business Day of each July, October, January and April of each year, commencing with the first Business Day of October 2020.

“Administrative Agent”: the meaning set forth in the preamble to this Agreement.

“Administrative Agent’s Account”: the following deposit account of Administrative Agent (or such other account as designated from time to time in writing from Administrative Agent to Borrower Representative):

CIT Bank, N.A.
75 North Fair Oaks Avenue
Pasadena, CA 91103
ABA No.:	[REDACTED - number]
Account Name:	CIT Bank, N.A.
Account No.:	[REDACTED - number]
Reference:	Protech Home Medical

“Affiliate”: as to any Person, any other Person that, directly or indirectly, is in Control of, is Controlled by or is under common Control with such Person or is a director or officer of such Person or of an Affiliate of such Person.

“Agent Parties”: the meaning set forth in Section 8.1(c).

“Agreement”: the meaning set forth in the preamble to this Agreement.

“Alternate Base Rate”: for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day and (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1%. Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective from and including the effective date of such change in the Prime Rate or the Federal Funds Effective Rate, respectively.

“Anti-Terrorism Laws”: any Laws relating to terrorism or money laundering, including Executive Order No. 13224 (effective September 24, 2001), the USA PATRIOT Act, the Laws comprising or implementing the Bank Secrecy Act, and the Laws administered by OFAC.

“Applicable Law”: all Laws applicable to any Credit Party or any other Person, or any conduct, transaction, agreement or matter in question, including all applicable statutory law, common law and equitable principles, and all provisions of constitutions, treaties, statutes, rules, regulations, orders and decrees of Governmental Authorities.

“Applicable Margin”: from the Closing Date until the initial Adjustment Date, 2.25%. On the initial Adjustment Date, and on each subsequent Adjustment Date thereafter, the Applicable Margin shall be adjusted prospectively based on the average daily Net Availability of the Borrowers for the most recently completed Fiscal Quarter, to the following amounts:

Pricing Tier	Average Quarterly Excess Availability	Applicable Margin
I	Greater than $5,000,000	2.00%
II	Between $4,000,000 and $5,000,000	2.25%
III	Less than $4,000,000	2.75%

All adjustments to the Applicable Margin shall be implemented by Administrative Agent based on the financial statements, Borrowing Base Report, Compliance Certificate and any related officer’s certificate for the relevant period delivered by the Borrowers to Administrative Agent pursuant to Section 8.3 hereof, and shall take effect retroactively on the Adjustment Date immediately preceding the date of Administrative Agent’s receipt of such financial statements, Borrowing Base Report, and Compliance Certificate. Notwithstanding the foregoing: (a) no reduction in Applicable Margin shall occur on an Adjustment Date if a Default or Event of Default shall have occurred and remain outstanding on such Adjustment Date or the date of Administrative Agent’s receipt of the financial statements, on which such reduction is to be based; and (b) if the Borrowers fail to deliver the financial statements, Borrowing Base Report, or Compliance Certificate on which any reduction in Applicable Margin is to be based within ten (10) days after the due date for such items set forth in Section 8.3, respectively, then effective as of the Adjustment Date immediately preceding the due date for such financial statements, the Applicable Margin shall increase to the Pricing Tier III set forth in the table above until the later of (i) the date on which Administrative Agent receives such financial statements, Borrowing Base Report, and Compliance Certificate, or (ii) the following Adjustment Date (the later of such dates, the “Delayed Effective Date”). On the Delayed Effective Date, the Applicable Margin shall be recalculated based on the financial statements, Borrowing Base Report and Compliance Certificate then delivered, and shall apply from the Delayed Effective Date until the next occurring Adjustment Date.

“A/R Rollforward”: the meaning set forth in Section 8.3(i).

“Asset Disposition”: a sale, lease, license, consignment, transfer or other disposition of any property or assets of any Credit Party or any Subsidiary of any Credit Party, including a disposition in connection with a sale-leaseback transaction or synthetic lease.

“Assignee”: the meaning set forth in Section 10.1(b).

“Assignment Agreement”: an Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit A, with such amendments or modifications as may be approved by Administrative Agent.

“Authorized Officer”: the chief executive officer, president, chief financial officer, chief operating officer or treasurer of a Credit Party authorized to bind such Credit Party and, solely for purposes of notices given pursuant to Article 2, any other officer or employee of the applicable Credit Party so designated by any of the foregoing officers in a written notice to Administrative Agent. Any document delivered hereunder that is signed by an Authorized Officer of a Credit Party shall be conclusively presumed to have been authorized by all necessary corporate, limited liability company, partnership and/or other action on the part of such Credit Party and such Authorized Officer shall be conclusively presumed to have acted on behalf of such Credit Party.

“Availability”: the meaning set forth in Section 2.1.

“Availability Date”: the date upon which the requirements set forth in Section 2.6(a)(ii) and Section 2.6(a)(iii) have been satisfied (as determined by Administrative Agent in its reasonable discretion); provided, such requirements shall be satisfied by no later than thirty (30) days following the Closing Date (or such later date as agreed to in writing by Administrative Agent as determined in its sole discretion).

“Availability Period”: the meaning set forth in Section 2.1.

“Bail-In Action”: the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation”: with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing Law for such EEA Member Country from time to time which is described in the EU Bail- In Legislation Schedule.

“Banking Services”: each and any of the following banking services provided to any Credit Party as follows: (a) commercial credit cards, purchasing cards or other similar charge cards provided by Administrative Agent or an Affiliate of Administrative Agent (or otherwise introduced by, provided by, and/or such obligations guaranteed by, Administrative Agent or an Affiliate of Administrative Agent), (b) stored value cards provided by any Person that is a Lender or an Affiliate of a Lender at the time provided and (c) treasury management services (including controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services) provided by Administrative Agent or any of Administrative Agent’s Affiliates.

“Banking Services Obligations”: any and all obligations of the Credit Parties, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Banking Services.

“Bankruptcy Code”: Title 11 of the United States Code entitled “Bankruptcy”, as now or hereinafter in effect, or any successor statute, or similar federal or state Law for the relief of debtors.

“Beneficial Ownership Certification”: a certification regarding beneficial ownership required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation”: 31 C.F.R. § 1010.230, or any successor regulation.

“Benefit Plan”: any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Internal Revenue Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Internal Revenue Code) the assets of any such “employee benefit plan” or “plan”.

“Blocked Person”: any Person: (a) listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (b) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (c) with which Administrative Agent or any Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law, (d) that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224, or (e) that is named a “specially designated national” or “blocked person” on the most current list published by OFAC or other similar list or is named as a “listed person” or “listed entity” on other lists made under any Anti-Terrorism Law.

“Board of Directors”: as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of such Person) or any duly authorized committee thereof.

“Borrower” or “Borrowers”: the meaning set forth in the preamble to this Agreement, together with any other Person that becomes a Borrower hereunder pursuant to Section 5.12 or otherwise.

“Borrower Representative”: PHM Logistics Corporation, a Delaware corporation.

“Borrowing Base”: as of any date of determination, an amount equal to the sum of (a) Accounts Availability plus (b) Rental Contract Stream Availability minus (c) such reserves, in such amounts and with respect to such matters, as Administrative Agent may deem reasonably necessary from time to time, as calculated with reference to the most recent Borrowing Base Report acceptable to Administrative Agent and otherwise in accordance with this Agreement; provided, however, notwithstanding the foregoing or anything else in this Agreement or the other Loan Documents to the contrary at no time shall the Rental Contract Stream Availability equal more than fifty percent (50.0%) of the total Borrowing Base.

“Borrowing Base Excess”: as of any date, an amount equal to the sum of Net Availability plus any unrestricted cash (free of Liens or encumbrances except in favor of Administrative Agent) on deposit in deposit accounts subject to deposit account control agreements (or where CIT Bank, N.A. is the depository bank with respect to such deposit account) providing Administrative Agent with a First Priority Lien therein.

“Borrowing Base Report”: the meaning set forth in Section 8.3(g)(i).

“Breakage Event”: the meaning set forth in Section 2.23.

“Business Day”: any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, either New York or in the state where Administrative Agent’s office is located or, with respect to a Letter of Credit, the state where the Issuing Bank office is located and, if such day relates to any LIBOR Loan bearing interest at a rate based on the LIBO Rate, means any such day meeting the above requirements on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Capital Expenditures”: for any period, the aggregate of all expenditures (including that portion of Capitalized Lease Obligations attributable to that period) made in respect of the purchase, construction or other acquisition of fixed or capital assets, determined in accordance with IFRS.

“Capital Lease”: as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with IFRS, is and should be accounted for as a capital lease on the balance sheet of that Person.

“Capitalized Inventory” means inventory held for sale or lease to customers of the Borrowers (including without limitation, CPAP, BiPAP, oxygen concentrators and Ventilators), which may be capitalized (including any Capital Leases related thereto) for financial reporting purposes.

“Capitalized Lease Obligations”: any Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with IFRS.

“CARES Act”: the Coronavirus Aid, Relief, and Economic Security Act, as amended from time to time (including any successor thereto), and all requests, rules, requirements, regulations, administrative guidance related to the same and directives thereunder or issued in connection therewith, regardless of the date enacted, adopted issued or implemented.

“CARES Act Deferred Payroll Taxes”: collectively, the employer portion of Social Security Payroll Taxes for the period beginning March 27, 2020 and ending December 31, 2020 deferred by any Borrower or any other Credit Party in accordance with Section 2302 of the CARES Act.

“CARES Act Obligations”: collectively, (a) all CARES Act PPP Loans, (b) the aggregate outstanding amount of each Medicare Accelerated Payment, and (c) all CARES Act Provider Relief Debt that is required to be repaid have been paid in full.

“CARES Act PPP Loan”: one more unsecured loans, all interest, fees, costs and expenses accrued or payable in connection therewith, obtained by any Borrower or any other Credit Party through the Paycheck Protection Program of the CARES Act made by an SBA qualified lender acceptable to Administrative Agent and guaranteed by the SBA, including such loans referenced in Schedule 2 hereof as CARES Act Obligations.

“CARES Act Provider Relief Debt”: collectively, the total amount of payments received by the Borrowers and the other Credit Parties pursuant to the Public Health and Social Services Emergency Fund described in the CARES Act, it being understood and agreed that all CARES Act Provider Relief Debt shall not include any sums voluntarily returned by the Borrowers or other Credit Parties following receipt thereof.

“Cash Collateralize”: to pledge and deposit with or deliver to Administrative Agent (or with and to a bank designated by Administrative Agent to be held in a deposit account subject to a control agreement (or CIT Bank, N.A. is the depository bank with respect to such deposit account)), for the benefit of Administrative Agent (on behalf of itself, the Letter of Credit Guarantors, Issuing Banks and the Lenders), as collateral for the total Letter of Credit Liabilities or other contingent Obligations, cash or deposit account balances pursuant to documentation in form and substance reasonably satisfactory to Administrative Agent, the Letter of Credit Guarantor, and Issuing Bank, if the Issuing Bank is a Lender (which documents are hereby consented to by the Lenders). “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral.

“Cash Equivalents”: (a) readily marketable obligations issued or fully guaranteed by the United States of America or any agency thereof having maturities of not more than twelve (12) months from the date of acquisition thereof, (b) commercial paper with maturities of not more than one hundred and eighty (180) days and a published rating of the highest rating attainable by a Rating Agency, (c) certificates of time deposit and bankers’ acceptances having maturities of not more than one hundred and eighty (180) days and repurchase agreements backed by United States government securities, in each case of a commercial bank if (i) such bank has a combined capital and surplus of at least $500,000,000, or (ii) such bank’s debt obligations, or those of a holding company of which it is a Subsidiary, are rated not less than Aa (or the equivalent rating) by a Rating Agency, and (d) U.S. money market funds that invest solely in obligations issued or fully guaranteed by the United States of America or an agency thereof.

“CCP”: the meaning set forth in Section 4.23.

“Change in Law”: the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Law, rule, regulation or treaty, (b) any change in any Law, rule, regulation or treaty or in the interpretation or application thereof by any Governmental Authority or (c) compliance by Administrative Agent or any Lender with any request, guideline or directive (whether or not having the force of Law) of any Governmental Authority made or issued after the date of this Agreement; provided, however, that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall be deemed to be a “Change in Law”, regardless of the date enacted, adopted, issued or implemented.

“Change of Control”: (a) with respect to Parent, the result caused by the occurrence of any event or series of events which results in Ultimate Parent owning (beneficially, legally or otherwise), in the aggregate, less than one hundred percent (100%) of any class of the issued and outstanding Equity Interests of Parent; (b) [reserved]; (c) with respect to Logistics and Patient Home Monitoring, Inc., the result caused by the occurrence of any event or series of events which results in Parent owning (beneficially, legally or otherwise), in the aggregate, less than one hundred percent (100%) of any class of the issued and outstanding Equity Interests of such entities; (d) with respect to any other Subsidiary, the result caused by the occurrence of any event or series of events which results in Logistics owning (beneficially, legally or otherwise), in the aggregate, less than one hundred percent (100%) of any class of the issued and outstanding Equity Interests of such Subsidiary; or (e) the pledge, hypothecation or encumbrance of any direct or indirect Equity Interests in any Credit Party.

“Change of Management”: shall occur if Greg Crawford ceases for any reason (other than by reason of death, disability or termination for cause) to (i) act as Chief Executive Officer and Chairman of Ultimate Parent, Parent, each Borrower and each other Credit Party or (ii) otherwise be involved in the day to day operations of Ultimate Parent, Parent, each Borrower and each other Credit Party, in each case to the extent a replacement of such officer reasonably acceptable to Administrative Agent is not appointed within a reasonable time thereafter not to exceed sixty (60) days (or such longer period as agreed to in writing by Administrative Agent as determined in its sole discretion); provided, however, any such change associated with or arising from a change in control of the Ultimate Parent shall not constitute a Change of Management.

“CIT”: CIT Bank, N.A.

“CIT’s System”: CIT’s StuckyNet or other internet-based loan accounting and reporting system.

“CIT Accounts”: the meaning set forth in Section 5.14(b)(i).

“Closing”: the meaning set forth in Section 3.1.

“Closing Date”: the date of this Agreement.

“Closing Date Deposit Accounts”: the meaning set forth in Section 2.6(a)(i).

“CMS”: the Centers for Medicare & Medicaid Services or any Governmental Authority succeeding to any of its principal functions.

“Code”: the Internal Revenue Code of 1986, as amended and as it may be further amended from time to time, any successor statutes thereto, and applicable U.S. Department of Treasury regulations issued pursuant thereto in temporary or final form.

“Collateral”: any and all assets and rights and interests in or to property, whether real or personal, tangible or intangible, now or hereafter acquired, in which a Lien is granted or purported to be granted pursuant to the Collateral Documents as security for all or any portion of the Obligations.

“Collateral Access Agreement”: an agreement, satisfactory in form and substance to Administrative Agent in its reasonable credit judgment, by which (a) for any material Collateral located on leased premises, the lessor waives or subordinates any Lien it may have on the Collateral, and agrees to permit Administrative Agent to enter upon the premises and remove the Collateral or to use the premises to store or dispose of the Collateral; (b) for any Collateral held by a warehouseman, processor, shipper or freight forwarder, such Person waives or subordinates any Lien it may have on the Collateral, agrees to hold any Documents in its possession relating to the Collateral as agent for Administrative Agent, and agrees to deliver the Collateral to Administrative Agent upon request; (c) for any Collateral held by a repairman, mechanic or bailee, such Person acknowledges Administrative Agent’s Lien, waives or subordinates any Lien it may have on the Collateral, and agrees to deliver the Collateral to Administrative Agent upon request; and (d) for any Collateral subject to a Licensor’s Intellectual Property rights, the Licensor grants to Administrative Agent the right, vis-à-vis such Licensor, to enforce Administrative Agent’s Liens with respect to the Collateral, including the right to dispose of it with the benefit of the Intellectual Property, whether or not a default exists under any applicable License, in each case as may be amended restated, supplemented or otherwise modified from time to time.

“Collateral Assignment of Material Agreements”: each collateral assignment of material agreements executed by any Borrower or any other Credit Party in favor of Administrative Agent (for the benefit of itself and the Lenders) satisfactory in form and substance to Administrative Agent, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Collateral Documents”: all agreements, instruments and documents now or hereafter executed and delivered in connection with this Agreement that are intended to create, perfect or evidence Liens in Collateral to Administrative Agent (for the benefit of itself and the Lenders) to secure all or part of the Obligations each in form and substance satisfactory to Administrative Agent, including the Security Agreement, the Pledge Agreement, any Collateral Access Agreements, the Subordination Agreements, the Collateral Assignment of Material Agreements, Custodial Administration Agreements, and Electronic Custodial Administration Agreements, in each case as may be amended, restated, supplemented or otherwise modified from time to time.

“Collections”: with respect to any Account, all cash collections with respect to such Account.

“Compliance Certificate”: a certificate executed by an Authorized Officer of Borrower Representative with respect to the compliance by the Borrowers and the other Credit Parties with the terms, conditions and covenants set forth in this Agreement as of the date of such certificate, which certificate shall be substantially in the form of Exhibit B.

“Connection Income Taxes”: Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Entities”: Ultimate Parent and its Subsidiaries, all of which are Credit Parties; provided, for the avoidance of doubt, any reference herein to Consolidated Entities and their financial statements, results of operations, or similar provisions shall not under any circumstances include the operating results of any entity that is not a Credit Party at such time.

“Contingent Obligation”: as to any Person, any obligation of such Person guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted, or sold with recourse) any Indebtedness of any other Person, or the granting of a Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guarantied or otherwise supported or, if not a fixed and determined amount, the maximum reasonably anticipated net liability in respect thereof (assuming such Person is required to perform thereunder) as determined by the guaranteeing Person in good faith.

“Contract Provider”: any Person or any employee, agent or subcontractor of such Person who provides professional health care services under or pursuant to any contract or other arrangement with any Credit Party.

“Contractual Obligation”: as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control”: with respect to any Person, either (a) ownership directly or indirectly of more than 50% of all Equity Interests in such Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, through the ownership of voting securities, by contract or otherwise. “Controlling” and “Controlled” have meaning correlated thereto.

“Correction”: repair, modification, adjustment, relabeling, destruction or inspection (including patient monitoring) of a product without its physical removal to some other location; or any plan in response to a state or federal notice of violation or deficiency, such as, without limitation, FDA 483 inspection reports, FDA warning letters, and any plants to implement, monitor and audit ongoing compliance with plans of correction.

“Credit Party”: each Borrower and each Guarantor.

“Custodial Administration Agreement”: an agreement in form and substance acceptable to Administrative Agent with a third party vendor approved by Administrative Agent for the storage of chattel paper, documents and instruments owned by Borrowers.

“DEA”: the Drug Enforcement Administration of the United States of America and any successor agency thereof.

“Debenture”: that certain C$15,000,000.00 convertible debenture as set forth in that certain Debenture Indenture dated as of March 7, 2019, by and between Ultimate Parent and Computershare Trust Company of Canada, as trustee.

“Debtor Relief Laws”: the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws from time to time in effect and affecting the rights of creditors generally.

“Default”: the occurrence of any event, fact or circumstance which, with the giving of notice or passage of time, or both, would be an Event of Default.

“Default Excess”: with respect to any Defaulting Lender, the excess, if any, of such Defaulting Lender’s Pro Rata Share of the aggregate outstanding principal amount of all Revolving Loans (calculated as if all Defaulting Lenders (other than such Defaulting Lender) had funded their respective Pro Rata Shares of all Revolving Loans) over the aggregate outstanding principal amount of all Revolving Loans of such Defaulting Lender.

“Default Rate”: a rate of interest equal to two percent (2.0%) per annum greater than the interest rate accruing on the Obligations pursuant to Section 2.13(a) hereof, which Administrative Agent and the Lenders shall be entitled to charge the Borrowers in the manner set forth in Section 2.13(b) of this Agreement.

“Defaulted Account”: an Account as to which (a) the initial ENV has not been received in full as collections within 150 days of the billing date or (b) Administrative Agent reasonably deems uncollectible because of the bankruptcy or insolvency of the payor or any other reason in Administrative Agent’s reasonable discretion.

“Defaulting Lender”: subject to Section 12.15(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within one (1) Business Day of the date such Loans were required to be funded hereunder unless such Lender notifies Administrative Agent and Borrowers in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to Administrative Agent, or any other Lender any other amount required to be paid by it hereunder within one (1) Business Day of the date when due, (b) has notified Borrowers, Administrative Agent in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within two (2) Business Days after written request by Administrative Agent or Borrowers, to confirm in writing to Administrative Agent and Borrowers that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by Administrative Agent and Borrowers), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, or (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 12.15(b)) upon delivery of written notice of such determination to Borrowers, and each other Lender.

“Deposit Account Bank”: a United States depository institution acceptable to Administration Agent.

“Deposit Accounts”: collectively, all Government Receivables Accounts and all Non- Government Receivables Accounts.

“Derivative Obligations”: every obligation of a Person under any forward contract, futures contract, exchange contract, swap, option or other financing agreement or arrangement (including caps, floors, collars and similar agreement), the value of which is dependent upon interest rates, currency exchange rates, commodities or other indices.

“Designated Date”: the meaning set forth in Section 2.3(a).

“Device Application”: a 510(k) premarket notification or premarket approval (PMA) application, as appropriate, as those terms are defined in the FDCA.

“Distributions”: any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of any Borrower or any other Credit Party, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such capital stock or other Equity Interest or on account of any return of capital to any Borrower’s or any other Credit Party’s stockholders, partners or members (or the equivalent Person thereof).

“Documentation Fees”: Administrative Agent’s standard fees for the use of Administrative Agent’s legal department related to any and all modifications, waivers, releases, legal file reviews or additional collateral with respect to this Agreement, the Collateral and/or the Obligations.

“Documents”: any and all of the “documents” (as that term is defined in the UCC), whether now existing or hereafter arising.

“Dollars” and “$”: lawful money of the United States.

“Early Termination Date”: any date prior to the Revolving Loan Termination Date on which Borrowers, or Administrative Agent or the Required Lenders, terminate this Agreement or the Revolving Facility for any reason or on which the Obligations are accelerated for any reason (including any termination of this Agreement by Administrative Agent or Required Lenders pursuant to Section 9.2 upon the occurrence of an Event of Default).

“Early Termination Fee”: an amount equal to the product obtained by multiplying (a) the Revolving Commitment times (b)(i) two percent (2.0%) if the Early Termination Date occurs on or prior to the first anniversary of the Closing Date, or (ii) one percent (1.0%) if the Early Termination Date occurs after the first anniversary of the Closing Date but on or prior to the date which is the second anniversary of the Closing Date. There shall be no Early Termination Fee if the Early Termination Date occurs after the second anniversary of the Closing Date.

“Earn-Out Obligations” with respect to any Person, “earn-outs” and similar payment obligations of such Person, excluding, for the avoidance of doubt, purchase price holdbacks (whether or not in escrow) to secure seller indemnities.

“EBITDA”: for any period, the net income of the Consolidated Entities on a consolidated basis for such period (i) before all interest, tax obligations and depreciation and amortization expense of the Consolidated Entities, (ii) excluding any non-cash income, (iii) before accretion expenses related to Indebtedness issuance costs, (iv) excluding any gain or loss from discontinued operations, (v) excluding non-cash gains and losses with respect to financial derivatives, determined on a consolidated basis for such period, all determined in conformity with IFRS on a basis consistent with the latest audited financial statements of the Consolidated Entities.

“EEA Financial Institution”: (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country”: any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority”: any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Electronic Custodial Administration Agreement”: an agreement in form and substance acceptable to Administrative Agent with a third party vendor approved by Administrative Agent for the storage of electronic chattel paper, which shall provide control (as defined in the UCC) by Administrative Agent of such electronic chattel paper pursuant to Article 9 of the UCC.

“Eligible Account”: subject to the criteria below, an Account of any Borrower that was generated in the ordinary course of such Borrower’s business and consistent with past practices which was generated originally in the name of such Borrower and not acquired via assignment or otherwise, and that Administrative Agent, in its reasonable credit judgment, deems to be an Eligible Account. The net amount of Eligible Accounts at any time shall be (a) the face amount of such Eligible Accounts as originally billed minus (b) all cash collections and other proceeds of such Account received from or on behalf of the Account Debtor thereunder as of such date and any and all returns, rebates, discounts (which may, at Administrative Agent’s option, be calculated on shortest terms), credits, allowances or excise taxes of any nature at any time issued, owing, claimed by Account Debtors, granted, outstanding or payable in connection with such Accounts at such time. Without limiting the generality of the foregoing, no Account shall be an Eligible Account if:

(a)       the Account or any portion of the Account is payable by a Person other than a Third-Party Payor;

(b)       the Account is an obligation of an Account Debtor that has suspended business, made a general assignment for the benefit of creditors, is unable to pay its debts as they become due or is subject to an Insolvency Proceeding, or the Account is an Account as to which any facts, events or occurrences exist which could reasonably be expected to impair the validity, enforceability or collectability of such Account or reduce the amount payable or delay payment thereunder;

(c)      the Account Debtor is a natural person (i.e. an individual);

(d)      the Account Debtor is an Affiliate of any Credit Party;

(e)      any representation and warranty contained in any Loan Document with respect to such Account is not true and correct;

(f)       the Account remains unpaid more than one hundred and fifty (150) days past the date the applicable services were rendered;

(g)      more than fifty percent (50%) of the aggregate balance of all Accounts owing from the Account Debtor (and its Affiliates but not including any Government Account Debtor making payments under Medicare or Medicaid) obligated on the Account are outstanding more than one hundred and fifty (150) days after the applicable services were rendered;

(h)      without limiting the provisions of clause (g) above, fifty percent (50%) or more of the aggregate unpaid Accounts from the Account Debtor (but not including any Government Account Debtor making payments under a Government Reimbursement Program) obligated on the Account are not deemed Eligible Accounts hereunder for any reason;

(i)       to the extent that the Account and all other Accounts owed by any particular Account Debtor and its Affiliates (but not including any Government Account Debtor making payments under a Government Reimbursement Program) exceed fifty percent (50%) of the net amount of all Eligible Accounts (calculated as set forth above) at any one time (including Accounts from any Government Account Debtor making payments under a Government Reimbursement Program);

(j)       the Account is subject to any defense, set-off, recoupment, counterclaim, deduction, discount, credit, chargeback, freight claim, allowance, or adjustment of any kind (but such ineligibility shall extend only to the extent of such defense, set-off, recoupment, counterclaim, deduction, discount, credit, chargeback, freight claim, allowance, or adjustment), or the Borrower owning such Account is not able to bring suit or otherwise enforce its remedies against the Account Debtor through administrative or judicial process, as applicable;

(k)      the Account involves (i) a workers’ compensation claim which is not covered by a Third-Party Payor or (ii) services delivered for injury sustained in a motor vehicle accident, the repayment of which is contingent on litigation;

(l)       the applicable Account Debtor for such Account is any Governmental Authority, and, following a written request by Administrative Agent to Borrowers, rights to payment of such Account have not been assigned to Administrative Agent (for the benefit of itself and the Lenders) pursuant to the Federal Assignment of Claims Act, 31 U.S.C. § 3727 et seq. (as amended from time to time), or all other applicable statutes or regulations respecting the assignment of Government Accounts have not been complied with (for example, with respect to all Accounts payable directly by a Government Account Debtor);

(m)      if the Account arises from the performance of services, the services have not actually been performed, or the services were undertaken in violation of any Applicable Law, or the Account represents a progress billing for which services have not been fully and completely rendered;

(n)      the Account includes late charges or finance charges (but only such portion of the Account shall be ineligible);

(o)      the Account arises out of a cost report settlement or constitutes a disproportionate share hospital payment;

(p)      the Account is subject to a Lien other than a Permitted Lien, or the Account is not subject to a valid and enforceable First Priority Lien in favor of Administrative Agent (for the benefit of itself and the Lenders) (subject to clause (t) of this definition);

(q)      the Account arises out of the sale of any Inventory upon which any other Person holds, claims or asserts a Lien that has not been subordinated to the prior Lien of Administrative Agent pursuant to a Subordination Agreement; (subject to clause (t) of this definition)

(r)       which, if such Account is an account receivable or related general intangible within the meaning of the UCC, or is a right to payment under a policy of insurance or proceeds thereof, is not evidenced by any instrument or chattel paper, unless (i) in the case of a Rental Agreement, such Rental Agreement conspicuously contains the stamp or legend described in the definition of “Acceptable Rental Agreement”, and (ii) in the case of any other chattel paper or any instrument, the instrument has been delivered to Administrative Agent’s possession (either directly or by transfer to Administrative Agent’s account at an approved records storage facility subject to a Custodial Administration Agreement), or in the case of electronic chattel paper, has been delivered to Agent’s control pursuant to an approved Electronic Custodial Administration Agreement; provided, Administrative Agent may provide prior written consent (such consent as determined in Administrative Agent’s sole discretion) to permit such Account to be an Eligible Account without meeting the requirements set forth in clauses (i) and (ii) of this clause (r), subject in all respects to Administrative Agent’s continuing right to withhold from the Borrowing Base reserves as set forth in Section 2.2(b));

(s)      which, if the Account is an obligation pursuant to a Rental Agreement, the Rental Agreement constitutes an Acceptable Rental Agreement;

(t)       which, if the Account is an obligation pursuant to an Acceptable Rental Agreement with respect to equipment, inventory or other property that a Borrower leases pursuant to a lease (a “Vendor Lease”) with a third-party, such underlying Vendor Lease (i) does not expire within the earlier of (x) six (6) months from the date of determination of the Borrowing Base, (y) the maturity date of the Acceptable Rental Agreement, or (z) that portion of six (6) months for which the Eligible Prospective Rental Contract Stream is calculated in connection with such Acceptable Rental Agreement and (ii) the Inventory Supplier with respect to any such Vendor Lease has entered into an Inventory Subordination Agreement; provided, Administrative Agent may provide prior written consent (such consent as determined in Administrative Agent’s sole discretion) to permit such Account to be an Eligible Account without obtaining the Inventory Subordination Agreement otherwise required pursuant to this clause (t), subject in all respects to Administrative Agent’s continuing right to withhold from the Borrowing Base reserves as set forth in Section 2.2(b)); or

(u)      the Account or Account Debtor fails to meet such other specifications and requirements which may from time to time be established by Administrative Agent in its reasonable credit judgment.

“Eligible Prospective Rental Contract Stream”: on any date of determination, the aggregate amount of Eligible Accounts due and payable to Borrowers pursuant to Borrowers’ Acceptable Rental Agreements for which the invoice will be generated and services will be performed within the earlier of (a) six (6) months from the date of determination, (b) the maturity date of such Acceptable Rental Agreement, or (c) the maturity or termination date of any Vendor Lease in connection therewith; provided, the Inventory Supplier with respect to any such Vendor Lease shall have entered into an Inventory Subordination Agreement. The amount calculated as Eligible Prospective Rental Contract Streams shall be without duplication of any other Eligible Account otherwise included in the Borrowing Base.

“Environmental Laws”: any and all Laws pertaining to the environment, natural resources, pollution, health (including any environmental clean-up statutes and all regulations adopted by any local, state, federal or other Governmental Authority, and any statute, ordinance, code, order, decree, Law, rule or regulation all of which pertain to or impose liability or standards of conduct concerning medical waste or medical products, equipment or supplies), safety or cleanup that apply to any Credit Party and relate to Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), the Emergency Planning and Community Right-to-Know Act (42 U.S.C. § 11001 et seq.), the Occupational Safety and Health Act (29 U.S.C. § 651 et seq., to the extent it regulates occupational exposure to Hazardous Materials), the Residential Lead-Based Paint Hazard Reduction Act (42 U.S.C. § 4851 et seq.), any analogous state or local Laws, any amendments thereto, and the regulations promulgated pursuant to said Laws, together with all amendments from time to time to any of the foregoing and judicial interpretations thereof.

“Environmental Notice”: a notice (whether written or oral) from any Governmental Authority or other Person of any possible material noncompliance with, investigation of a possible material violation of, litigation relating to, or potential fine or liability under any Environmental Law, or with respect to any material Environmental Release, environmental pollution or Hazardous Materials, including any complaint, summons, citation, order, claim, demand or request for correction, remediation or otherwise.

“Environmental Release”: a release of Hazardous Materials as defined in or under any Environmental Law.

“Equity Interests”: with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in, including membership interests in) such Person, whether voting or non-voting, and all warrants, options or other rights (regardless of how designated) for the purchase or acquisition from such Person of such shares of capital stock of (or other ownership or profit interests in, including membership interests in or beneficial interest in a trust of) such Person.

“ERISA”: the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“ERISA Affiliate”: all members of a controlled group of corporations and all trades and business (whether or not incorporated) under common control and all other entities which, together with each Borrower and each other Credit Party, are treated as a single employer under any or all of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

“Estimated Net Value” or “ENV”: on any date of calculation with respect to any Account an amount equal to the anticipated cash collections as calculated by Administrative Agent, in its reasonable discretion based on historical collections and/or identifiable occurrences which would impact future collections, except that if Administrative Agent determines that all payor payments with respect to an Account have been made or if an Account has become a Defaulted Account, the ENV of such Account shall be zero.

“EU Bail-In Legislation Schedule”: the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Event of Default”: the meaning set forth in Section 9.1.

“Excess Availability”: as of any date of determination, the amount that Borrowers are entitled to borrow as Revolving Loans under Section 2.1 of this Agreement (after giving effect to the Outstanding Amount).

“Excluded Accounts”: any deposit account that maintains a balance on deposit at any time of not more than $25,000; provided, that the aggregate balance on deposit at any time in all Excluded Accounts shall not exceed at any time $100,000.

“Excluded Swap Obligation”: any and all of each Credit Party’s Swap Obligations if, and to the extent that, all or a portion of the guarantee of such Credit Party of, or the grant by such Credit Party of a Lien to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act (or the application or official interpretation thereof) by virtue of such Credit Party’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act (determined after giving effect to any “keepwell, support or other agreement” for the benefit of such Credit Party and any and all guarantees of such Credit Party’s Swap Obligations by the other Credit Parties) at the time the guarantee of such Credit Party, or grant by such Credit Party of a Lien, becomes effective with respect to such Swap Obligation.

“Excluded Taxes”: any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the Laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Revolving Commitments pursuant to a Law in effect on the date on which (i) such Lender acquires such interest in the Loans or Revolving Commitments (other than pursuant to an assignment request by the Borrowers under Section 12.15) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.18, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 2.18 and (d) any U.S. federal withholding Taxes imposed under FATCA.

“Expenses”: (a) any and all costs, fees and expenses of Administrative Agent in connection with the analysis, negotiation, preparation, execution, administration, syndication, delivery and termination of this Agreement, the other Loan Documents and the documents and instruments referred to herein and therein, and any amendment, restatement, supplement, waiver or consent relating hereto or thereto, whether or not any such amendment, restatement, supplement, waiver or consent is executed or becomes effective, (b) any and all costs, fees and expenses of Administrative Agent and each Lender in connection with the enforcement of Administrative Agent’s and Lenders’ rights hereunder (including field examination expenses), or the collection of any payments owing from, the Credit Parties hereunder and/or under the other Loan Documents or the protection, preservation or defense of the rights of Administrative Agent and Lenders hereunder and under the other Loan Documents, and (c) any and all costs, fees and expenses of Administrative Agent and each Lender in connection with any refinancing or restructuring of the credit arrangements provided hereunder and under the other Loan Documents in the nature of a “work-out” or of any Insolvency Proceedings, or otherwise, and including, with respect to clauses (a), (b) and (c) above, any Lien, litigation and other search costs, the fees, expenses and disbursements of legal counsel for Administrative Agent and Lenders, including the charges of internal legal counsel, any fees or expenses incurred by Administrative Agent under Section 11.15 for which any Borrower or any other Credit Party are obligated thereunder, and charges of any expert, appraiser, auditor or other consultant to Administrative Agent and Lenders.

“Facilities”: at any time, the facilities and real properties owned, leased, managed or operated by any Credit Party or any Subsidiary, from which any Credit Party or any Subsidiary provides or furnishes goods or services.

“FATCA”: Sections 1471 through 1474 of the Code as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

“FDA”: the Food and Drug Administration of the United States of America or any successor entity thereto.

“FDCA”: the Federal Food, Drug, and Cosmetic Act, as amended, 21 U.S.C. Section 301 et seq. and all regulations promulgated thereunder.

“Federal Funds Effective Rate”: for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such date, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Fee Letter”: the meaning set forth in Section 2.14(a).

“First Priority”: with respect to any Lien purported to be created in any Collateral pursuant to any Collateral Document, that such Lien is the only Lien to which such Collateral is subject other than Permitted Liens that are non-consensual Permitted Liens or those purchase money Liens expressly permitted hereunder.

“Fiscal Quarter”: the fiscal period of each Borrower and the other Credit Parties ending on March 31, June 30, September 30 and December 31 in each Fiscal Year.

“Fiscal Year”: the fiscal year of each Borrower and the other Credit Parties ending on September 30 in each calendar year.

“Fixed Charge Coverage Ratio”: for any period, the quotient (expressed as a ratio) obtained by dividing (a) Adjusted EBITDA of the Consolidated Entities for such period minus unfinanced Capital Expenditures, minus all federal, state and local income tax expenses due and payable by the Consolidated Entities on a consolidated basis during such period, as incurred by the Consolidated Entities on a consolidated basis during such period, by (b) Fixed Charges of the Consolidated Entities for such period.

“Fixed Charges”: for any period, the sum of, without duplication, (a) all interest obligations (including the interest component of Capital Leases) of the Consolidated Entities on a consolidated basis paid or due during such period, (b) the amount of all scheduled fees paid to Administrative Agent and the Lenders during such period, (c) the amount of principal repaid or scheduled to be repaid on the other Indebtedness of the Borrowers on a consolidated basis (other than the Revolving Loans) during such period, (d) all Distributions paid to equityholders on a consolidated basis during such period, and (e) any payments during such period with respect to any Capital Lease. Notwithstanding anything herein to the contrary, the determination of interest obligations incurred pursuant to this Agreement and the fee incurred pursuant to Section 2.14(b) herein, for any Test Period ending on or prior to March 31, 2021, shall be calculated on an annualized basis as follows: (i) for Fiscal Quarter ending September 30, 2020, the amount of such obligations for such Fiscal Quarter multiplied by four (4), (ii) for Fiscal Quarter ending December 31, 2020, the amount of such obligations for the six (6) month period ending December 31, 2020 multiplied by two (2), and (iii) for Fiscal Quarter ending March 31, 2020, the amount of such obligations for the nine (9) month period ending March 31, 2020 multiplied by four thirds (4/3).

“Foreign Lender”: (a) if any Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if any Borrower is not a U.S. Person, a Lender that is resident or organized under the Laws of a jurisdiction other than that in which such Borrower is resident for tax purposes.

“Fronting Exposure”: at any time there is a Defaulting Lender, with respect to any Issuing Bank (or the Letter of Credit Guarantor, as the case may be), such Defaulting Lender’s Pro Rata Share of the outstanding Letter of Credit Liabilities other than Letter of Credit Liabilities as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

“Funding Date”: the meaning set forth in Section 2.3(a).

“Government Account Debtor”: an Account Debtor that is a Government Reimbursement Program.

“Government Accounts”: Accounts on which any federal or state governmental unit or any fiscal intermediary or carrier is the payor.

“Government Lists”: (a) the Specially Designated Nationals and Blocked Persons lists maintained by Office of Foreign Assets Control (“OFAC”), (b) any other list of terrorists, terrorist organizations or narcotics traffickers maintained pursuant to any of the Rules and Regulations of OFAC that Administrative Agent notified Borrowers in writing is now included in “Government Lists”, or (c) any similar lists maintained by the United States Department of State, the United States Department of Commerce or any other Governmental Authority or pursuant to any Executive Order of the President of the United States of America that Administrative Agent notified Borrowers in writing is now included in “Government Lists”.

“Government Receivables Account”: a deposit account maintained by a Borrower with the Deposit Account Bank or CIT Bank, N.A. into which all Collections of Accounts on which Government Account Debtors are obligated are paid directly or deposited into.

“Government Reimbursement Program”: (a) Medicare (including any Medicare managed care program), (b) Medicaid (including any Medicaid managed care program), (c) TRICARE, (d) the Federal Employees Health Benefit Program under 5 U.S.C. §§ 8902 et seq., (e) the Civilian Health and Medical Program of the Department of Veteran Affairs, (f) any other Federal, state or local health care reimbursement program, and (g) any agent, administrator, intermediary or carrier for any of the foregoing.

“Governmental Authority”: any court, board, agency, commission, office or authority of any nature whatsoever for any governmental unit (federal, state, county, district, municipal, city or otherwise) now or hereafter in existence.

“Governmental Authorization”: any permit, license, registration, authorization, certificate, accreditation, plan, directive, consent order or consent decree of or from, or notice to, any Governmental Authority.

“Guarantor”: Parent, and each Person who on or after the Closing Date guarantees the payment and performance of the Obligations, including those listed on Schedule 1 hereto.

“Guaranty”: that certain Guaranty, dated as of the Closing Date, executed by each Guarantor in favor of Administrative Agent (for the benefit of itself and the Lenders), and each other guaranty agreement executed by any Guarantor in favor of Administrative Agent (for the benefit of itself and the Lenders), pursuant to which such Guarantor guarantees the payment and performance of the Obligations, in form and substance satisfactory to Administrative Agent, in each case as the same may be amended, restated, replaced or otherwise modified from time to time.

“Hazardous Materials”: any and all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Healthcare Authorizations”: any and all Governmental Authorizations and permits, licenses, provider agreements, authorizations, approvals, certificates, certificates of need, accreditations and plans of third-party accreditation agencies (such as the Joint Commission), provider agreements with Government Reimbursement Programs and Non-Government Payors, in each case that are (a) necessary to enable any Borrower or any other Credit Party to engage in the Healthcare Services, participate in and receive payment under Government Reimbursement Programs and plans of Non-Government Payors to conduct the Borrowers’ and other Credit Parties’ business and operations as presently conducted or (b) issued or required under any Healthcare Laws to continue to conduct the business of any Borrower or any other Credit Party as it is conducted on the date of this Agreement or applicable to any Device Application (including all Governmental Authorizations, permits, licenses and approvals issued by the FDA or any other Governmental Authority necessary for the testing, manufacturing, marketing or sale of any Product by any Borrower or any other Credit Party as such activities are being conducted by such Person with respect to such Product at such time), including establishment registrations, device listings, Investigational Device Exemptions (IDEs), 510(k) exemptions, 510(k) clearances, and PMA approvals, as those terms are defined in the FDCA and implementing regulations, and those issued by state governments. This shall include all state government registrations and certifications applicable to the operation of the business of the Borrowers or any other Credit Parties necessary for the manufacture or repair of respiratory therapy healthcare products and related Products.

“Healthcare Laws”: (a) any and all federal, state and local fraud and abuse laws, including (i) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), (ii) the Stark Law (42 U.S.C. § 1395nn and §1395(q)), (iii) the civil False Claims Act (31 U.S.C. § 3729 et seq.), (iv) Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code, and (v) the regulations promulgated pursuant to such statutes; (b) the FDCA; (c) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191) and the regulations promulgated pursuant thereto; (d) laws, rules and regulations governing Medicare and Medicaid; (e) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173) and the regulations promulgated pursuant thereto; (f) quality, safety, life safety, and accreditation standards and requirements of all applicable state laws or regulatory bodies; (g) any Applicable Law relating to the Borrowers’ or any other Credit Parties’ ownership, management, or operation of a healthcare facility or business, or assets used in connection therewith; (h) any Applicable Law relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by any Borrower or any other Credit Party; (i) the Patient Protection and Affordable Care Act (Pub. L. 111-148) and (j) any and all other applicable healthcare laws, regulations, manual provisions, policies and administrative guidance, each of (a) through (j) as may be amended from time to time.

“Healthcare Services”: providing, or arranging to provide or administering, managing or monitoring healthcare services including the provision of home health equipment and supplies, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Health Technology Acquisition”: the acquisition by Logistics of the membership interests of Health Technology Resources, L.L.C. pursuant to that certain Purchase Agreement, dated as of August 17, 2020 by and among Logistics, Health Technology Resources, L.L.C., and [REDACTED - vendors name].

“HHS”: the United States Department of Health and Human Services and any successor agency.

“HIPAA/HITECH”: individually or collectively, the Health Insurance Portability and Accountability Act of 1996, commonly referred to as “HIPAA”, and the Health Information Technology for Economic and Clinical Health Act, commonly referred to as “HITECH”, as the same may be amended, modified or supplemented from time to time, and any successor statute thereto, and any and all rules or regulations promulgated from time to time thereunder.

“HIPAA/HITECH Compliance Date”: the meaning set forth in Section 4.21.

“HIPAA/HITECH Compliance Plan”: the meaning set forth in Section 4.21.

“HIPAA/HITECH Compliant”: the meaning set forth in Section 4.21.

“IFRS”: the International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issues by the International Financial Reporting Committee from time to time, as in effect from time to time and any successor standards or bodies thereto.

“Indebtedness”: without duplication, (a) all indebtedness of such Person for borrowed money, whether or not evidenced by bonds, debentures, notes or similar instruments, (b) all Capitalized Lease Obligations of such Person, (c) all obligations of such Person to pay the deferred purchase price of property or services (excluding trade accounts payable in the ordinary course of business), (d) all obligations, contingent or otherwise, with respect to the face amount of all letters of credit (whether or not drawn) and banker’s acceptances issued for the account of such Person, (e) all Derivative Obligations of such Person, (f) all Contingent Obligations, (g) all liabilities of any partnership or joint venture of which such Person is a general partner or joint venturer, (h) all obligations of such Person to make any payment in connection with any warrants or any other Equity Interests including any put, redemption and mandatory dividends, of such Person or any Affiliate thereof and (i) all indebtedness secured by a Lien on the property of such Person, whether or not such indebtedness shall have been assumed by such Person.

“Indemnified Taxes”: (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Credit Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Ineligible Assignee”: (a) any natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person), (b) any Credit Party or any of its Affiliates or (c) any Defaulting Lender or any Affiliate of any Defaulting Lender or any Person who, upon becoming a Lender hereunder, would constitute a Defaulting Lender or an Affiliate thereof.

“Insolvency Proceeding”: with respect to any Person, (a) a case, action or proceeding with respect to such Person: (i) before any court or any other Governmental Authority under any Debtor Relief Law, or (ii) for the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, conservator (or similar official) of any Person or otherwise relating to the liquidation, dissolution, winding-up or relief of such Person, or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors, or other, similar arrangement in respect of such Person’s creditors generally or any substantial portion of its creditors; undertaken under any Law.

“Intellectual Property”: all intellectual and similar property of a Person, including inventions, designs, patents, patent applications, copyrights, trademarks, service marks, trade names, trade secrets, confidential or proprietary information, customer lists, know-how, software and databases; all embodiments or fixations thereof and all related documentation, registrations and franchises; all books and records describing or used in connection with the foregoing; and all Licenses or other rights to use any of the foregoing.

“Interest Period”: as to each LIBOR Loan, the period commencing on the date such LIBOR Loan is disbursed or converted to or continued as a LIBOR Loan and ending on the date one (1) month thereafter, provided, that:

(a)      the first Interest Period for each LIBOR Loan shall end on the last day of the calendar month in which the LIBOR Loan was initially made;

(b)      any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(c)      any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(d)      no Interest Period shall extend beyond the Revolving Loan Termination Date.

“Inventory”: any and all “inventory” (as that term is defined in Article 9 of the UCC) of any Person, whether now existing or hereafter arising.

“Inventory Subordination Agreement”: each Subordination Agreement with any of Borrower’s Inventory Suppliers in form and substance satisfactory to Administrative Agent in its sole discretion.

“Inventory Suppliers”: the financing companies, lenders and/or leasing companies set forth on Schedule 4.16 that provide equipment or inventory financing or leasing services to a Borrower, as such Schedule shall be updated following the Closing Date pursuant to Section 8.3(g)(i)(E).

“Investment”: as to any Person, (a) any direct or indirect acquisition or investment by such Person, whether by means of the purchase or other acquisition of the properties and assets or Equity Interests or other securities of another Person, (b) any loan, advance or capital contribution to, assumption of debt of, or purchase or other acquisition of any other debt or Equity Interests in, another Person, including any partnership, membership or joint venture interest in such other Person and any arrangement pursuant to which the investor provides a Contingent Obligation for such other Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit.

“IRS”: the United States Internal Revenue Service, or any Governmental Authority succeeding to any of its principal functions.

“ISP”: with respect to any standby Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

“Issuing Bank”: either (a) any Lender that issues Letters of Credit hereunder, in its capacity as issuer of Letters of Credit hereunder, or (b) any bank acceptable to and approved by Administrative Agent that issues Letters of Credit hereunder supported by a guaranty or risk participation agreement issued by CIT or Administrative Agent.

“Joint Commission”: the Joint Commission, formerly known as the Joint Commission on Accreditation of Healthcare Organizations or other similar agency.

“Laws”: collectively, all international, foreign, federal, state and local statutes, laws (including common law), treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents, authorities, rulings, decrees, judgments, writs, injunctions, orders, awards or opinions, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, in each case whether or not having the force of law.

“Lease Agreement”: each lease as set forth on Schedule 1.1(a), as each same may be amended, restated, replaced, or otherwise modified from time to time in accordance with the terms and conditions of this Agreement.

“Lender Affiliate”: with respect to any Lender, any Person which, directly or indirectly, is in Control of, is Controlled by, or is under common Control with such Lender.

“Lenders”: the meaning set forth in the introductory paragraph hereto, and including the Revolving Lenders.

“Letters of Credit”: all letters of credit issued for or on behalf of a Borrower with the assistance of the Revolving Lenders (acting through Administrative Agent) by an Issuing Bank in accordance with Section 2.24 hereof.

“Letter of Credit Guarantor”: Administrative Agent or one of its Affiliates who agrees (in its sole discretion), on behalf of the Revolving Lenders, to provide a Letter of Credit Guaranty.

“Letter of Credit Guaranty”: any guaranty or similar agreement delivered by Administrative Agent, on behalf of the Revolving Lenders, to an Issuing Bank of a Borrower’s Reimbursement Obligation under such Issuing Bank’s reimbursement agreement, application for letter of credit or other like document.

“Letter of Credit Guaranty Fee”: the fee that Administrative Agent, for the benefit of the Lenders, may charge the Borrowers under Section 2.14(c) of this Agreement for issuing a Letter of Credit Guaranty or otherwise assisting the Borrowers in obtaining Letters of Credit.

“Letter of Credit Liabilities”: at any time of calculation, the sum of the following (without duplication): (a) the amount then available for drawing under all outstanding Letters of Credit, in each case without regard to whether any conditions to drawing thereunder can then be met, and (without duplication) the amount of any outstanding Letter of Credit Guaranty related to a Letter of Credit, and (b) the aggregate of all amounts under the foregoing not reimbursed by Borrowers. For all purposes of this Agreement, if as of any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount that remains available to be drawn. The Letter of Credit Liability of any Revolving Lender at any time shall be equal to its Pro Rata Share of the total Letter of Credit Liabilities at such time.

“Letter of Credit Sublimit”: an amount equal to the lesser of (a) the total Revolving Commitments and (b) $2,000,000. The Letter of Credit Sublimit is part of, and not in addition to, the total Revolving Commitments.

“LIBO Rate”: for any Interest Period with respect to any LIBOR Loan, the higher of (a) 0.50% and (b) a rate per annum equal to:

(i)            the rate determined by Administrative Agent to be the London Interbank Offered Rate benchmark rate which is calculated and distributed by the ICE Benchmark Administration Data Service (“ICE”) (or any successor thereto) for deposits in Dollars (for delivery on the first (1st) day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:45 a.m. (London time) (or such other time as confirmed by ICE (or any successor thereto)) two (2) Business Days prior to the first (1st) day of such Interest Period as displayed on such day and time on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by Administrative Agent in its reasonable discretion) (the “LIBO Screen Rate”), or

(ii)           if the rate referenced in the preceding clause (i) does not appear through such service or such service shall not be available, the rate per annum equal to the rate determined by Administrative Agent to be the offered rate which is calculated and distributed daily by ICE (or any successor thereto) as an average ICE Benchmark Administration Limited Interest Settlement Rate for deposits in Dollars (for delivery on the first (1st) day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:45 a.m. (London time) two (2) Business Days prior to the first (1st) day of such Interest Period, or

(iii)          if the rates referenced in the preceding clauses (i) and (ii) are not available, the rate per annum determined by Administrative Agent as the rate of interest at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the LIBOR Loan being made, continued or converted by JPMorgan Chase Bank and with a term equivalent to such Interest Period would be offered by JPMorgan Chase Bank’s London Branch (or such other major bank as is acceptable to Administrative Agent if JPMorgan Chase Bank is no longer offering to acquire or allow deposits in the London interbank eurodollar market) to major banks in the London interbank eurodollar market at their request at approximately 11:45 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period.

“LIBO Screen Rate”: the meaning set forth in clause (b)(i) of the definition of “LIBO Rate”.

“LIBOR Loan”: any Loan which accrues interest solely by reference to the LIBO Rate plus the Applicable Margin, in accordance with the terms of this Agreement.

“License”: any license or agreement under which any Borrower or any other Credit Party is authorized to use Intellectual Property in connection with any manufacture, marketing, distribution or disposition of Collateral, any use of property, the operation of any Facility or any other conduct of its business.

“Licensor”: any Person from whom any Borrower or any other Credit Party obtains the right to use any Intellectual Property.

“Lien”: any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

“Loan Documents”: collectively, this Agreement, the Collateral Documents, any Revolving Note, the Fee Letter, any Subordination Agreement, any Inventory Subordination Agreement, any Custodial Administration Agreement or Electronic Custodial Administration Agreement, each Guaranty, and all other documents, agreements and instruments now or hereafter evidencing, securing or delivered to Administrative Agent or any Lender in connection with the Loans or transactions contemplated by this Agreement, as each may be amended, restated or otherwise modified from time to time; provided, however, agreements hereafter executed solely in respect of the Banking Services Obligations executed by or on behalf of any Credit Party and delivered concurrently herewith or at any time hereafter shall not constitute “Loan Documents” solely for the purposes of Sections 9.1(a), (b), (c), (d) and (g) hereof.

“Loan Request”: the meaning set forth in Section 2.3(b).

“Loans”: the collective reference to the Revolving Loans and any unreimbursed draws under any Letter of Credit, and “Loan” any of such Loans.

“Market Withdrawal”: a Person’s Removal or Correction of a distributed product which involves a minor violation that would not be subject to legal action by the FDA or which involves no violation, e.g., normal stock rotation, routine equipment adjustments and repairs, etc.

“Manager”: any manager appointed by Borrowers in accordance with Section 6.14.

“Material Adverse Effect”: (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), or condition (financial or otherwise) or prospects of any Borrower or the Borrowers and the other Credit Parties taken as a whole, on the value of any material Collateral, on the enforceability of any Loan Document, or on the validity or priority of Liens on any material Collateral in favor of Administrative Agent (for the benefit of itself and the Lenders); (b) a material impairment of the ability of any Credit Party to perform its obligations under any Loan Document to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Credit Party of any Loan Document to which it is a party.

“Material Contract”: each of the Subordinated Indebtedness Documents, any management agreement, the Lease Agreements and any other contract or other arrangement to which any Borrower or any other Credit Party is a party (other than the Loan Documents) for which breach, termination, nonperformance or failure to renew could reasonably be expected to have a Material Adverse Effect.

“Medicaid”: collectively, the healthcare assistance program established by Title XIX of the Social Security Act (42 U.S.C. §§ 1396 et seq.) and any statutes succeeding thereto, all state statutes and plans for medical assistance enacted in connection with such program, and all Laws, rules, regulations, manuals, orders, guidelines or requirements (whether or not having the force of Law) pertaining to such program, in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Medicare”: collectively, the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act (42 U.S.C. §§ 1395 et seq.) and any statutes succeeding thereto, and all Laws, rules, regulations, manuals, orders or guidelines (whether or not having the force of Law) pertaining to such program, in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Medicare Accelerated and Advance Payment Program”: the Accelerated and Advance Payment Program for Medicare Part A and Part B providers and suppliers as expanded during the period of the COVID-19 public health emergency by Section 3719 of the CARES Act and subsequent CMS guidance.

“Medicare Accelerated Payments”: collectively, the payment received by any Borrower or any other Credit Party pursuant to the Medicare Accelerated and Advance Payment Program and described on Schedule 2 hereto.

“Net Availability”: at any time, the amount by which (a) the lesser of (i) the Borrowing Base of the Borrowers at such time and (ii) the Revolving Commitments exceed (b) the Outstanding Amount.

“Net Orderly Liquidation Value”: in Administrative Agent’s reasonable discretion, the gross amount expressed in terms of money, which Administrative Agent, estimates can be realized from a sale, as of a specific date, given a reasonable period to find a purchaser(s), with the seller being compelled to sell on an as-is/where-is basis minus the estimated costs of such sale.

“Net Revenue”: the revenue of Borrowers as reflected on Borrowers’ financial statements for the applicable Net Revenue Test Period, exclusive of the amount of any CARES Act Provider Relief Debt, in each case during such Net Revenue Test Period.

“Net Revenue Test Period”: as of the last day of each calendar month, the period comprised of the six (6) calendar months (taken as one accounting period) ending on the last day of the immediately preceding calendar month.

“Non-Government Payors”: any Third-Party Payors other than the Government Reimbursement Programs.

“Non-Government Receivables Account”: a deposit account maintained by a Borrower with the Deposit Account Bank or CIT Bank, N.A. into which all collections of Accounts of a Borrower from Non-Government Payors are obligated are paid directly or deposited into.

“Notes”: the collective reference to the Revolving Notes (in each case, if any), and “Note” any of such Notes.

“Obligations”: any and all Loans, Reimbursement Obligations and other existing and future debts, liabilities and obligations of every kind or nature at any time owing by any Borrower and any other Credit Party to Administrative Agent, Lenders, Issuing Bank or any Lender Affiliate arising out of, under, pursuant to, in connection with, or evidenced by this Agreement or any of the other Loan Documents, whether joint or several, related or unrelated, primary or secondary, matured or contingent, due or to become due (including debts, liabilities and obligations obtained by assignment), and whether constituting principal, interest, fees, indemnification obligations, Documentation Fees, or Expenses (and specifically including any interest, fees or expenses accruing after the commencement of any Insolvency Proceeding with respect to any Borrower or any other Credit Party, whether or not a claim for such post- commencement interest, fees or expenses is allowed); Banking Services Obligations; any amount payable by any Borrower or any other Credit Party under any Swap Agreement entered into in accordance with Section 6.16 permitted hereunder, and the payment of all Protective Advances and other amounts advanced by Administrative Agent, any Lender or any Lender Affiliate to preserve, protect and enforce rights hereunder and in the Collateral. Notwithstanding anything in this definition to the contrary, “Obligations” as used herein and in the Loan Documents, shall not include any Credit Party’s Excluded Swap Obligations.

“OFAC”: the meaning set forth in the definition of “Government Lists”.

“Organization Documents”: (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement or limited liability company agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes”: with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes”: all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment of any interest in any Loan or Loan Document.

“Outstanding Amount”: with respect to the Revolving Facility on any date, the sum of (a)   the aggregate outstanding principal amount of all Revolving Loans as of such date, and (b) the amount of any outstanding Letters of Credit as of such date, after giving effect, without duplication, to any borrowings and prepayments or repayments of Revolving Loans, the issuance of any Letters of Credit and the payment of any Reimbursement Obligations occurring on such date.

“Overadvances”: at any time, the amount by which (a) the sum at such time of the amount of all outstanding Revolving Loans plus the undrawn amount of all outstanding Letters of Credit exceeds (b) the Borrowing Base at such time.

“Parent”: the meaning set forth in the preamble to this Agreement.

“Participant”: the meaning set forth in Section 10.1(d).

“Patriot Act”: the meaning set forth in Section 5.15(a).

“Patriot Act Offense”: any violation of the criminal Laws of the United States of America or of any of the several states, or that would be a criminal violation if committed within the jurisdiction of the United States of America or any of the several states, relating to terrorism or the laundering of monetary instruments, including any offense under (a) the criminal Laws against terrorism; (b) the criminal Laws against money laundering, (c) the Bank Secrecy Act, as amended, (d) the Money Laundering Control Act of 1986, as amended, or the (e) Patriot Act. “Patriot Act Offense” also includes the crimes of conspiracy to commit, or aiding and abetting another to commit, a Patriot Act Offense.

“Payor”: the party primarily obligated to pay an Account.

“PBGC”: the Pension Benefit Guaranty Corporation or any Governmental Authority succeeding to any of its principal functions.

“Permitted Acquisition”: any acquisition of all or substantially all of the assets, a line of business or division or 100% of the Equity Interests of any Person engaged in a business which is substantially related to that of the Borrowers where the total consideration (including assumed Indebtedness, cash, securities (equity and debt), purchase price adjustments, Earn-Out Obligations or other property) for all such acquisitions does not exceed $15,000,000 per acquisition or $50,000,000, in the aggregate, from the Closing Date to the date of determination; provided, that:

(a)           all such acquisitions are approved by the board of directors and stockholders, if required, of the acquiree and are not otherwise hostile;

(b)           the Person acquired shall be a domestic Person and any assets, line of business or division acquired shall be located within the United States of America;

(c)           both before and immediately after giving effect to any such acquisition no Default or Event of Default exists;

(d)           both before and immediately after giving effect to a proposed acquisition, the Consolidated Entities shall be in compliance with the financial covenants set forth in Section 7, inclusive, on a pro forma basis (all such compliance to be confirmed by an officer’s certificate delivered within five (5) days prior to the consummation of such acquisition);

(e)           if such acquisition is (i) an acquisition of assets, the acquisition is structured so that a Borrower shall acquire such assets; or (ii) an acquisition by merger involving any Borrower or other Credit Party, the acquisition is structured so that the respective Borrower or Credit Party is the surviving entity;

(f)            no Borrower or any other Credit Party shall, as a result of or in connection with any such acquisition, assume or incur any direct or contingent liabilities (whether relating to environmental, tax, litigation, or other matters) that could reasonably be expected to have a Material Adverse Effect;

(g)           the Borrower Representative shall provide to Administrative Agent and Lenders a copy of all business and financial information reasonably requested by Administrative Agent including pro forma financial statements, statements of cash flows, Availability projections and calculation of pro forma Adjusted EBITDA;

(h)           not less than five (5) days prior to such acquisition, Administrative Agent shall have received substantially complete draft copies of each material document, instrument and agreement to be executed in connection with such acquisition together with all lien search reports and lien release letters and other documents as Administrative Agent may reasonably require to evidence the termination of Liens on the assets or business to be acquired;

(i)            the acquisition target, division or line of business shall have Adjusted EBITDA (calculated for the twelve (12) consecutive calendar months most recently ended) equal to or greater than

$0 (or less than $0 with prior written consent of the Administrative Agent);

(i)            consents have been obtained in favor of Administrative Agent and the Lenders to the collateral assignment of rights and indemnities under the related acquisition documents unless the same is freely assignable to Administrative Agent as determined by Administrative Agent in its sole discretion;

(j)            each Borrower and each other Credit Party shall have provided to Administrative Agent copies of all material notifications, reports, submissions, certifications, correspondence and other documents with respect to such acquired entity’s initial or continued enrollment in any Government Reimbursement Program;

(k)           within twenty (20) days (or such later date as agreed to in writing by Administrative Agent as determined in its sole discretion) after consummation of such acquisition, the provisions of Section 5.11 and Section 5.12 shall have been satisfied; and

(l)            a certificate, in form, scope and substance reasonably acceptable to Administrative Agent of an officer of the Borrower Representative confirming satisfaction of each of the applicable foregoing conditions precedent shall have been delivered to Administrative Agent prior to the consummation of such acquisition.

(m)          with respect to the maximum, potential Earn-Out Obligations (if any) payable under any circumstance in connection with such Acquisition, such Earn-Out Obligations shall not exceed thirty-five percent (35.0%) of the total consideration paid in cash at closing for such Acquisitions and shall, to the extent requested by Administrative Agent, be subject to a Subordination Agreement acceptable to Administrative Agent in its sole discretion.

“Permitted Additional Deposit Account Bank”: the meaning set forth in Section 2.6(b)(i).

“Permitted Asset Disposition”: an Asset Disposition that is (a) a sale of Inventory in the ordinary course of business (and not pursuant to any bulk sale) or any other disposition of Inventory that is obsolete, unmerchantable or otherwise unsaleable in the ordinary course of business; (b) dispositions of furniture, fixtures and equipment in the ordinary course of business that the applicable Borrower or Subsidiary determines in good faith is no longer used or useful in the business of such Borrower or its Subsidiaries; and (c) dispositions of assets, other than Eligible Accounts or Eligible Prospective Rental Contract Stream, not otherwise described in clauses (a) or (b) above so long as (i) made at fair market value as reasonably determined by Borrowers, (ii) the aggregate fair market value of all assets disposed of in each Asset Disposition (or series of related Asset Dispositions) does not exceed $50,000 and (iii) the aggregate fair market value of all assets disposed of in all such Asset Dispositions in any Fiscal Year does not exceed $500,000.

“Permitted Contingent Obligations”: (a) Guaranties of Indebtedness hereunder made by the Guarantors; (b) endorsements of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; (c) Contingent Obligations incurred in the ordinary course of business with respect to surety, appeal or performance bonds or other similar obligations; (d) Contingent Obligations arising with respect to customary indemnification obligations in favor of purchasers in connection with Permitted Asset Dispositions; and (e) other Contingent Obligations not permitted by clauses (a) through (d) above, not to exceed $100,000 in the aggregate at any time outstanding.

“Permitted Distributions”: (a) Distributions by any Borrower or any other Credit Party in cash (including Distributions by any Borrower to the Ultimate Parent), provided each of the following conditions must be satisfied both prior to and after giving effect to such Distribution: (i) no Default or Event of Default exists, (ii) the Borrowers demonstrate to the satisfaction of Administrative Agent that they are in compliance with the financial covenants set forth in Article 7 recomputed for the most recently ended Fiscal Quarter after giving effect to such proposed Distribution, (iii) Borrowers have given not less than ten (10) days prior written notice of such Distribution to Administrative Agent before such Distribution is made, (iv) the Borrowers deliver to Administrative Agent a certificate signed by an Authorized Officer of Borrower Representative certifying that all conditions specified in this definition and in Section 3.2 have been satisfied, (v) such Distributions shall not exceed $2,000,000 per annum in the aggregate, and (vi) the first such Distribution under this definition may not be made until after the date on which the Borrowers deliver monthly financial statements pursuant to Section 8.3(c) for the first full month following the first anniversary of the Closing Date,; and (b) dividends by any Subsidiary of any Borrower to such parent Borrower.

“Permitted Indebtedness”: (a) Indebtedness to Administrative Agent and Lenders in connection with the Loans and Letters of Credit or otherwise pursuant to the Loan Documents (including Banking Services Obligations); (b) Indebtedness under Swap Agreements permitted pursuant to Section 6.16; (c) unsecured trade payables incurred in the ordinary course of a Credit Party’s business and which do not remain unpaid more than sixty (60) days after the due date thereof; (d) purchase money Indebtedness (including Capitalized Lease Obligations) incurred by any Credit Party to finance the purchase of fixed or capital assets, provided that (i) such Indebtedness incurred in any Fiscal Year shall not exceed seven percent (7.0%) of Net Revenue (measured annually and based upon a twelve (12) month Net Revenue Test Period rather than six (6) months), (ii) such Indebtedness shall not exceed the purchase price of the assets funded and (iii) no such Indebtedness may be refinanced for a principal amount in excess of the principal amount outstanding at the time of such refinancing; (e) Indebtedness in the form of insurance premiums financed through the applicable insurance company; (f) Indebtedness existing on the Closing Date that is identified and described under the heading “Permitted Indebtedness” on Schedule 2 hereto, which shall include any CARES Act Obligations; (g) Permitted Contingent Obligations; (h) Indebtedness owing with respect to Permitted Intercompany Loans; (i) so long as in the aggregate such Indebtedness does not exceed $5,000,000 at any time outstanding, Indebtedness in respect of indemnification, purchase price adjustments, Earn-Out Obligations and other similar obligations incurred by the Borrowers or any other Credit Party in a Permitted Acquisition under agreements which provide for indemnification, the adjustment of the purchase price or for similar adjustments (in each case subject to clause (m) of the definition “Permitted Acquisition”); provided, payment with respect to any Earn-Out Obligations and other similar obligations set forth in this clause (i) shall be made only upon Borrower delivering to Administrative Agent a certificate signed by an Authorized Officer of Borrower Representative demonstrating that, upon giving effect to such payment, the Credit Parties are in compliance with Section 7.1 (the calculation of which shall include as Fixed Charges the amount of such Earn-Out Obligations to be paid (excluding any purchase price holdbacks not tied to performance)); (j) so long as no Default or Event of Default exists or would result therefrom, Indebtedness of a Person or Indebtedness attaching to assets of a Person that, in either case, becomes a Borrower or a Credit Party or Indebtedness attaching to assets that are acquired by any Borrower or any other Credit Party, in each case after the Closing Date as the result of a Permitted Acquisition, to the extent existing at the time of such Permitted Acquisition and any permitted refinancing thereof; provided that (i) such Indebtedness is not incurred in contemplation of such Permitted Acquisition, (ii) only the Person acquired that becomes a Borrower or Credit Party is liable for such Indebtedness and (iii) such Indebtedness shall not exceed $1,000,000 in the aggregate at any time outstanding (excluding any Indebtedness acquired pursuant to any such Permitted Acquisition that is attributable to (x) purchase money Indebtedness (including Capitalized Lease Obligations), which for the avoidance of doubt remains subject to clause (f) of this definition and (y) CARES Act Obligations); (k) other unsecured Indebtedness in an aggregate outstanding amount not to exceed $500,000 at any one time; (l) Subordinated Indebtedness, provided that any Subordinated Indebtedness shall require the approval of Administrative Agent; and (m) other unsecured Indebtedness in an aggregate principal amount not exceeding $500,000 at any time outstanding.

“Permitted Intercompany Loans”: loans made by a Credit Party to another Credit Party other than Parent, so long as the parties thereto have executed and delivered to Administrative Agent an intercompany subordination agreement in form and substance satisfactory to Administrative Agent.

“Permitted Investments”: (a) Investments existing on the Closing Date that are disclosed under the heading “Permitted Investments” on Schedule 2 hereto; (b) Investments in Cash Equivalents; (c) Investments consisting of endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; (d) Investments consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the ordinary course of business and (ii) loans to employees, officers or directors relating to the purchase of Equity Interests of Borrowers or their Subsidiaries pursuant to employee stock purchase plans or agreements approved by Borrowers’ Board of Directors (or other governing body), but the aggregate of all such advances and loans outstanding under this clause (d) shall not exceed $100,000 at any time; (e) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business; (f) Capital Expenditures with respect to equipment otherwise permitted hereunder, provided, such Capital Expenditures (excluding any Capital Expenditures that constitute purchase money Indebtedness permitted pursuant to clause (d) of the definition of “Permitted Indebtedness”) and other Capitalized Inventory shall not exceed $500,000 in the aggregate per Fiscal Year; (g) Permitted Acquisitions; and (h) Permitted Intercompany Loans.

“Permitted Liens”: (a) Liens securing Taxes, assessments or governmental charges or levies not delinquent; (b) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, social security and other like Laws; (c) Liens on fixed assets securing purchase money Indebtedness permitted under the definition of “Permitted Indebtedness”; provided that, (i) such Lien attached to such assets concurrently, or within twenty (20) days of the acquisition thereof, (ii) such Lien attached only to the assets so acquired, (iii) the Indebtedness secured thereby does not exceed the cost or fair market value, whichever is lower, of the asset being acquired on the date of acquisition and (iv) to the extent constituting equipment, such Liens are subject to a Subordination Agreement which shall provide Administrative Agent access to Collateral, default notice from the seller of such equipment and a minimum one hundred and eighty (180) day standstill in addition to such other provisions deemed necessary or advisable by Administrative Agent in its sole discretion; (d) Liens existing on the Closing Date and disclosed under the heading “Permitted Liens” on Schedule 2 hereto; (e) Liens in favor of Administrative Agent (for the benefit of itself and the Lenders) securing the Obligations; (f) deposits or pledges of cash to secure bids, tenders, contracts (other than contracts for the payment of money or the deferred purchase price of property or services), leases, statutory obligations, surety and appeal bonds and other obligations of like nature arising in the ordinary course of business; (g) carrier’s, warehousemen’s, mechanic’s, workmen’s, materialmen’s or other like Liens on Collateral, other than any Collateral which is part of the Borrowing Base, arising in the ordinary course of business with respect to obligations which are not due, or which are being contested in good faith by appropriate proceedings diligently conducted; (h) Liens that are subject to an Inventory Subordination Agreement or otherwise consented by the Administrative Agent pursuant to clause (t) in the definition of “Eligible Accounts”; and (i) the other Liens which do not secure Indebtedness for borrowed money or letters of credit and as to which the aggregate amount of the obligations secured thereby does not exceed $100,000.

“Person”: any individual, corporation, partnership, limited liability company, joint venture, estate, trust, unincorporated association, Governmental Authority, any other person or entity, and any fiduciary acting in such capacity on behalf of any of the foregoing.

“Plan”: (a) an employee benefit or other plan established or maintained by any Borrower or any ERISA Affiliate or any such Plan or to which any Borrower or any ERISA Affiliate makes or is obligated to make contributions and (b) which is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code.

“Platform”: the meaning set forth in Section 8.1(c).

Pledge Agreement”: that certain Pledge Agreement, dated as of the Closing Date, executed by each Pledgor in favor of Administrative Agent (for the benefit of itself and the Lenders), and each other pledge agreement executed by any Pledgor in favor of Administrative Agent (for the benefit of itself and the Lenders), in each case as the same may be amended, restated, replaced, severed, split, supplemented or otherwise modified from time to time.

“Pledgor”: Parent and any other Person who executes a Pledge Agreement and grants a security interest in any Equity Interests of a Borrower or another Credit Party that are owned by such Person to secure the Obligations.

“PNC Controlled Account(s)”: the following deposit account(s) of Borrower Representative:

Bank Name: PNC Bank, N.A.

Bank Address: 300 Fifth Avenue, Pittsburgh, PA 15222

ABA No.: [REDACTED - number]

Account Name: PHM Services, Inc.

Account No.: [REDACTED - number]

Reference: N/A

Bank Name: PNC Bank, N.A.

Bank Address: 300 Fifth Avenue, Pittsburgh, PA 15222

ABA No.: [REDACTED - number]

Account Name: PHM Logistics Corporation

Account No.: [REDACTED - number]

Reference: N/A

“Prime Rate”: the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank (or its successor) as its prime rate in effect at its principal office in New York City (or if such rate is at any time not available, the prime rate so quoted by any banking institution as determined by Administrative Agent in its sole discretion), which rate is not intended to be the lowest rate charged by any such banking institution to its borrowers; each change in the Prime Rate shall be effective on the date such change is publicly announced as being effective.

“Product”: any devices or products manufactured, sold, leased, rented, developed, tested or marketed by any Credit Party or any of their Subsidiaries.

“Pro Rata Share”: with respect to a Lender’s obligation to make its share of Revolving Loans and receive payments of principal, interest, fees, costs, and expenses with respect thereto and for all other purposes hereunder (including the indemnification obligations arising under Section 12.7), the percentage obtained by dividing (a) such Lender’s Revolving Commitment (or, after the termination of the Revolving Commitments, the Outstanding Amount of such Lender), by (b) the aggregate amount of all Lenders’ Revolving Commitments (or, after the termination of the Revolving Commitments, the Outstanding Amount of all Lenders).

“Protective Advances”: the meaning set forth in Section 2.17.

“PTE”: a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Rating Agency”: each of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., Moody’s Investors Service, Inc., and Fitch, Inc., a division of Fitch Ratings Ltd. or any other nationally-recognized statistical rating organization.

“Recall”: a Person’s Removal or Correction of a marketed product that the FDA considers to be in violation of the Laws it administers and against which the FDA would initiate legal action, e.g., seizure.

“Recipient”: Administrative Agent, any Lender, any Issuing Bank or any other recipient of any payment to be made by or on account of any Obligation of any Credit Party hereunder or under any other Loan Document.

“Reimbursement Obligation”: the Borrowers’ obligation to immediately reimburse or pay all Unreimbursed Amounts with respect to all Letters of Credit.

“Removal”: the physical removal of a device from its point of use to some other location for repair, modification, adjustment, relabeling, destruction, or inspection.

“Rental Agreement”: the meaning set forth in the definition of “Acceptable Rental Agreement”.

“Rental Contract Stream Availability”: fifty-five percent (55%) of Eligible Prospective Rental Contract Stream.

“Required Insurance”: the meaning set forth in Section 5.4.

“Required Lenders”: as of any date of determination, (a) if there are two (2) or fewer Lenders, Lenders holding one hundred percent (100%) of the aggregate Revolving Commitments, or (b) if there are more than two (2) Lenders, Lenders that are not Affiliates holding greater than sixty-six percent (66%) of the aggregate Revolving Commitments (or, after the termination of the Revolving Commitments, Lenders that are not Affiliates holding greater than sixty-six percent (66%) of the Outstanding Amount), provided, that the Revolving Commitment of, and the portion of the liabilities held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Restrictive Agreement”: an agreement (other than a Loan Document) that conditions or restricts the right of any Borrower or any other Credit Party to incur or repay Indebtedness, to grant Liens on any assets, to declare or make Distributions, to modify, extend or renew any agreement evidencing Indebtedness, or to repay any intercompany Indebtedness.

“Revolving Commitment”: as to any Revolving Lender, such Revolving Lender’s commitment to make Pro Rata Share of the Revolving Loans hereunder, in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Revolving Lender’s name on Annex A or in the Assignment Agreement pursuant to which such Revolving Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. The aggregate Revolving Commitments of the Revolving Lenders on the Closing Date is Twenty Million Dollars ($20,000,000.00).

“Revolving Facility”: the meaning set forth in Section 2.1(a).

“Revolving Lender”: each Lender with a Revolving Commitment.

“Revolving Loan Account”: the account on Administrative Agent’s books, in the name of the Borrower Representative on behalf of the Borrowers, in which the Borrowers will be charged with all Obligations when due or incurred by Administrative Agent or any Lender.

“Revolving Loans”: the revolving loans and advances made from time to time to or for the account of the Borrowers by Administrative Agent, on behalf of the Lenders, pursuant to Article 2 of this Agreement.

“Revolving Loan Termination Date”: the earlier to occur of (a) September 18, 2024 and (b) the date on which the Loans have been declared or automatically have become due and payable pursuant to the terms of this Agreement, whether by acceleration or otherwise; provided, at any time following the Closing Date that the Debenture has not been converted to equity, the Revolving Loan Termination Date shall be the date that is three (3) months prior to the then effective maturity date of such Debenture.

“Revolving Note”: any promissory notes, if requested by a Lender pursuant to Section 2.15, made by each Borrower in favor of such Lender evidencing the Revolving Loans of such Lender, substantially in the form of Exhibit C, in each case as may be amended, restated, supplemented or otherwise modified from time to time.

“Sanctions”: any international economic sanctions or trade embargo administered or enforced by the United States Government, including OFAC, the United Nations Security Council, the European Union or other relevant sanctions authority.

“SBA”: the United States Small Business Administration.

“Security Agreement”: that certain Security Agreement, dated as of the Closing Date, executed by each Credit Party in favor of Administrative Agent (for the benefit of itself and the Lenders), and each other security agreement executed by any Borrower or any other Credit Party in favor of Administrative Agent (for the benefit of itself and the Lenders), in each case as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Settlement Date”: Friday of each week (or if any Friday is not a Business Day on which all Lenders are open for business, the immediately preceding Business Day on which all Lenders are open for business), provided that, Administrative Agent, in its discretion, may require that the Settlement Date occur more frequently (even daily) so long as any Settlement Date chosen by Administrative Agent is a Business Day on which each Lender is open for business.

“Solvent”: with respect to any Person on a particular date, that on such date: (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair saleable value of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in a business or a transaction, and is not about to engage in a business or a transaction, for which such Person’s property would constitute an unreasonably small capital. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Specified Laws”: all Applicable Laws relating to the operation of private label and other medical device product distributions, and the possession, control, warehousing, marketing, sale, lease, rental, and distribution of medical devices, including the FDCA, Current Good Manufacturing Practices (CGMP) requirements of the Quality System regulation for medical devices, as specified in Title 21, Code of Federal Regulations, Part 820 (21 C.F.R. 820), the Occupational Health and Safety Act (29 U.S.C. § 651 et seq.), any Laws pertaining to the storage and disposal of biomedical and other hazardous waste, and any implementing regulations to any of the foregoing or other applicable state or federal Laws. This shall include all guidelines and standards established by state government agencies for the manufacture or repair of respiratory therapy healthcare products and related Products.

“Subordinated Indebtedness”: any Indebtedness of any Credit Party or any Subsidiary incurred pursuant to the Subordinated Indebtedness Documents and with the prior written consent of Administrative Agent, all of which documents must be in form and substance acceptable to Administrative Agent in its sole discretion. All Subordinated Indebtedness as of the Closing Date is identified and described under the heading “Subordinated Indebtedness” on Schedule 2 hereto.

“Subordinated Indebtedness Documents”: the Subordination Agreements and all other documents and instruments relating to the Subordinated Indebtedness and all amendments and modifications thereof permitted hereby, all of which must be in form and substance acceptable to Administrative Agent in its sole discretion.

“Subordination Agreements”: any agreement between Administrative Agent and another creditor of any Credit Party or any Subsidiary of any Credit Party, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof, pursuant to which the Indebtedness owing from any Borrower(s) or any other Credit Party and/or the Liens security such Indebtedness granted by Borrowers or any other Credit Party to such creditor are subordinated in any way to the Obligations and the Liens created under the Collateral Documents, the terms and provisions of such Subordination Agreements to have been agreed to by and acceptable to Administrative Agent in its sole discretion.

“Subsidiary”: of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of Parent or a Borrower.

“Swap Agreement”: a swap agreement (as defined in 11 U.S.C. § 101, as in effect from time to time), if any, between any Borrower or any other Credit Party and Administrative Agent.

“Swap Obligations”: with respect to any Borrower or any other Credit Party, any obligation to pay or perform under any Swap Agreement.

“Taxes”: all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Test Period”: as of any date, the most recently ended period of twelve (12) consecutive calendar months (taken as one accounting period), or such other period as specified in this Agreement.

“Third-Party Payor”: (a) any commercial medical insurance company having its principal office in the United States and licensed as an insurer in the state in which the Healthcare Services giving rise to any Account were rendered, (b) a Blue Cross/Blue Shield Plan, (c) any Government Account Debtor making payments under a Government Reimbursement Program, and (d) any HMO, PPO, managed care plan or other institutional Person or entity having its principal office in the United States that reimburses providers for Healthcare Services.

“Third-Party Payor Programs”: all payment and reimbursement programs sponsored by a Third-Party Payor, in which a Borrower participates.

“Transport and Disposal Agreement”: an agreement for the transport and disposal of hazardous wastes in accordance with all Applicable Laws, as the same may be amended, restated, supplemented, modified or replaced from time to time.

“TRICARE”: the program administered pursuant to 10 U.S.C. Section 1071 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes including 32 C.F.R. Part 199 et seq. and any rules, manuals, orders or guidelines (whether or not having the force of Law) pertaining to such program.

“Trigger Event”: the occurrence of any of the following, (a) a Default or an Event of Default; (b) failure to meet any of the Treasury Management Migration Milestones; or (c) at such time when there remains no Accounts Availability under the Borrower Base and any Loan or portion of a Loan is made accessing any Rental Contract Stream Availability.

“Trigger Event Actions”: the meaning set forth in Section 2.6(f).

“Treasury Management Migration Completion Date”: three hundred and sixty-five (365) days following the Closing Date (or such later date as agreed to in writing by Administrative Agent as determined in its sole discretion).

“Treasury Management Migration Milestones”: the meaning set forth in Section 5.14(b).

“UCC”: the Uniform Commercial Code as in effect in the state of New York or of any other state the Laws of which are required to be applied in connection with the perfection of security interests in any Collateral.

“Ultimate Parent”: Protech Home Medical Corp., a corporation formed under the laws of the Province of British Columbia.

“Unreimbursed Amount”: the amount of any drawing under a Letter of Credit or payment under a Letter of Credit Guaranty which has not yet been reimbursed by the Borrowers (through direct payment or by the making of a Revolving Loan).

“U.S. Person”: any Person that is a “United States person” as defined in Section 7701(a)(30) of the Code.

“Vendor Lease”: the meaning set forth in the definition of “Eligible Account”.

“Welfare Plan”: an employee welfare benefit plan, as defined in Section 3(1) of ERISA.

“Write-Down and Conversion Powers”: with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.2          Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)            The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” and the word “shall” will be construed to have the same meaning and effect. Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document and any Loan Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, extended, renewed, supplemented or otherwise modified in writing from time to time (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein,” “hereof,” “hereto” and “hereunder,” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, clauses, Sections, Exhibits and Schedules shall be construed to refer to Articles, clauses and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such Law and any reference to any Law or regulation shall, unless otherwise specified, refer to such Law or regulation as amended, modified or supplemented from time to time, and (vi) unless otherwise specified, the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. As used hereunder or in the other Loan Documents, the phrase “to Borrowers’ knowledge” or “to the best of Borrowers’ knowledge” or similar phrases, means each Borrower’s and each other Credit Party’s knowledge after due and diligent inquiry.

(b)            In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”.

(c)            Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.3          Accounting Terms.

(a)            Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, IFRS applied on a consistent basis, as in effect from time to time, except as otherwise specifically prescribed herein.

(b)            Changes in IFRS. If at any time any change in IFRS would affect the computation of any financial ratio or requirement set forth in any Loan Document, and Borrowers or Administrative Agent shall so request, Administrative Agent and Borrowers shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in IFRS (subject to the approval of Administrative Agent); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with IFRS prior to such change therein and (ii) Consolidated Entities shall provide to Administrative Agent and Lenders financial statements and other documents required hereunder or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in IFRS. Notwithstanding any other provision contained herein, any obligations relating to a lease that was accounted for by such Person as an operating lease as of the Closing Date and any similar lease entered into after the Closing Date by such Person shall be accounted for as obligations relating to an operating lease and not as obligations relating to a Capital Lease; provided, however, that the Borrower Representative may elect, with notice to Administrative Agent to treat operating leases as Capital Leases in accordance with IFRS as in effect from time to time and, upon such election, and, upon any subsequent change to IFRS therefor, the parties will enter into negotiations in good faith in an effort to preserve the original intent of the financial covenants set forth herein (it being understood and agreed that the treatment of operating leases be interpreted on the basis of IFRS as in effect on the Closing Date until such election shall have been withdrawn or such provision amended in accordance herewith).

1.4          Rounding. Any financial ratios required to be maintained by Borrowers pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.5          Times of Day. Unless otherwise specified, all references herein to times of day shall be references to United States Eastern time (daylight or standard, as applicable).

1.6          Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s Laws): (a)   if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its capital stock at such time.

ARTICLE 2      GENERAL REVOLVING LOAN TERMS

2.1          Revolving Loans Generally. Subject to the terms and conditions of this Agreement, from the Availability Date until the date that is five (5) Business Days prior to the Revolving Loan Termination Date (“Availability Period”), the Revolving Lenders hereby establish for the benefit of Borrowers a revolving credit facility (the “Revolving Facility”) pursuant to which the Revolving Lenders pro rata in accordance with their respective Pro Rata Share, severally (and neither jointly nor jointly and severally) agree to make loans and advances to the Borrower Representative on behalf of each Borrower on a revolving basis (i.e. subject to the limitations set forth herein, each Borrower, through the Borrower Representative, may borrow, repay and re-borrow Revolving Loans); provided that the aggregate outstanding amount of all advances made hereunder shall not, at any time, exceed the lesser of (i) the Borrowing Base and (ii) the Revolving Commitments (the “Availability”). In no event shall Administrative Agent or any Revolving Lender have an obligation to make a Revolving Loan to any Borrower, nor shall the Borrower Representative or any Borrower be entitled to request or receive a Revolving Loan, if (i) a Default or Event of Default shall have occurred and remain outstanding on the date of request for such Revolving Loan or the date of the funding thereof or (ii) the amount of such Revolving Loan, when added to the principal amount of the Revolving Loans outstanding, would exceed the Availability of the Borrowers on the date of the request therefor or the funding thereof.

2.2          Reserves and Adjustments. Administrative Agent shall implement the following reserves and/or adjustments:

(a)             From time to time, upon not less than three (3) Business Days prior notice to Borrower Representative, Administrative Agent may adjust the percentages used in the definition of “Borrowing Base”, “Accounts Availability” or “Rental Contract Stream Availability”, in order to reflect, in Administrative Agent’s reasonable judgment, the experience with Borrowers (including by way of illustration, to adjust for any known or potential offsets by Medicare or Medicaid) or the aggregate amount or percentage of the Collections with respect to the Accounts.

(b)            Without limiting the foregoing or any other rights and remedies of Administrative Agent hereunder or under the other Loan Documents, the Revolving Loans shall be subject to Administrative Agent’s continuing right to withhold from the Borrowing Base reserves, and to increase and decrease such reserves from time to time, if and to the extent that in Administrative Agent’s reasonable discretion, such reserves are necessary, including reserves related to any CARES Act Deferred Payroll Taxes, CARES Act PPP Loan, CARES Act Provider Relief Debt, or Medicare Accelerated Payment or any other amounts owed by Borrowers or any other Credit Party pursuant to similar stimulus programs.

2.3         Funding Procedures.

(a)             On or following the Availability Date, subject to the terms and conditions of this Agreement and so long as no Default or Event of Default has occurred and remains outstanding, Revolving Lenders will make Revolving Loans to Borrowers as provided for herein. Borrowers shall provide Administrative Agent with a signed Borrowing Base Report on a specified Business Day of each month (such day to be mutually agreeable to Borrowers and Administrative Agent and to be referred to herein as the “Designated Date”) whether or not Borrower Representative has requested a Revolving Loan to be made on such date. Borrowers may request a Revolving Loan to be made on any day of the week (such day is referred to herein as the “Funding Date”).

(b)            On the Designated Date, Borrower Representative will sign and return the Borrowing Base Report to Administrative Agent. If Borrowers request that a Revolving Loan be made on any date other than the Designated Date, Borrowers shall deliver to Revolving Lender an updated A/R Rollforward on the applicable Funding Date, and Net Availability shall be calculated based on the last Borrowing Base Report signed and returned to Administrative Agent as required herein, as updated by the A/R Rollforward delivered to Administrative Agent on the applicable Funding Date. The Borrowing Base Report may be delivered via telecopy (or electronic transmission to transfers@cit.com) and Borrowers acknowledge that Administrative Agent may rely on Borrower Representative’s signatures by facsimile, or electronic transmission, as applicable, which shall be legally binding upon Borrowers. If Borrowers are requesting that a Revolving Loan be made on such Funding Date, Borrowers hereby authorize Administrative Agent to make Revolving Loans to Borrowers based upon a telephonic or e-mail request (or, if permitted by Administrative Agent, based upon a request posted on CIT’s StuckyNet web- based loan accounting system) made by an Authorized Officer (each, a “Loan Request”). Each telephonic, e-mail or posted request shall be irrevocable, and Borrowers agree that Borrower Representative shall confirm any telephonic request for a Revolving Loan by sending an e-mail of such request to Administrative Agent by the end of business on the same day that such Revolving Loan is requested. Administrative Agent shall have the right to rely on any telephonic, e-mail or posted request for a Revolving Loan made by anyone purporting to be an officer of Borrower Representative who has been authorized in writing to request Revolving Loans, without further investigation.

(c)            Subject to the terms and conditions of this Agreement, if the A/R Rollforward and Loan Request are delivered to Administrative Agent before 11:00 a.m. (Eastern Time) on the Funding Date, Administrative Agent will advance on the Funding Date (or the next Business Day if the A/R Rollforward and Loan Request are delivered after 11:00 a.m. (Eastern Time)) to Borrower Representative a Revolving Loan in an amount equal to the lesser of (i) the amount of the Revolving Loan requested by Borrower Representative in the Loan Request or (ii) the Net Availability as of such date. Any Revolving Loans made by Administrative Agent hereunder shall be treated for all purposes as, and shall accrue interest at the same rate applicable to, Revolving Loans.

(d)            Administrative Agent’s determination of the Estimated Net Value of the Eligible Accounts and other amounts to be determined or calculated under this Agreement shall, in the absence of manifest error, be binding and conclusive.

2.4         Revolving Loans by Administrative Agent and Settlement Among the Revolving Lenders.

(a)            Administrative Agent, on behalf of the Revolving Lenders, shall disburse all loans and advances to the Borrower Representative and shall handle all collections of Collateral and repayment of all Obligations. If Administrative Agent elects to require that any Revolving Lender make funds available to Administrative Agent, prior to a disbursement by Administrative Agent to Borrower Representative, Administrative Agent shall advise each Revolving Lender by telephone, facsimile or e- mail of the amount of such Revolving Lender’s Pro Rata Share of the Revolving Loan requested by Borrowers no later than noon (Eastern time) on the date of funding of such Loan, and each such Revolving Lender shall pay Administrative Agent on such date such Revolving Lender’s Pro Rata Share of such requested Loan, in same day funds, by wire transfer to Administrative Agent’s Account, or such other account as may be identified by Administrative Agent to Revolving Lenders from time to time. It is understood that for purposes of advances to the Borrower Representative and for purposes of this Section 2.4, unless Administrative Agent has made the election referred to in the immediately preceding sentence, Administrative Agent will be using the funds of Administrative Agent, and pending settlement, all interest accruing on such advances shall be payable to Administrative Agent.

(b)            Unless Administrative Agent shall have been notified in writing by any Revolving Lender prior to any advance to the Borrower Representative that such Revolving Lender will not make the amount which would constitute its Pro Rata Share of the borrowing on such date available to Administrative Agent, Administrative Agent may assume that such Revolving Lender shall make such amount available to Administrative Agent on a Settlement Date, and in reliance upon such assumption, Administrative Agent may make available to the Borrower Representative a corresponding amount. A certificate of Administrative Agent submitted to any Revolving Lender with respect to any amount owing under this clause (b) shall be conclusive, absent manifest error. If such Revolving Lender’s Pro Rata Share of such borrowing is not in fact made available to Administrative Agent by such Revolving Lender on the Settlement Date, Administrative Agent shall be entitled to recover from the Borrowers, on demand, such Revolving Lender’s Pro Rata Share of such borrowing, together with interest thereon (for the account of Administrative Agent) at the rate per annum applicable to such borrowing, without prejudice to any rights which Administrative Agent may have against such Revolving Lender under Section 12.7 hereof. Nothing contained herein shall be deemed to obligate Administrative Agent to make available to the Borrowers the full amount of a requested advance when Administrative Agent has any notice (written or otherwise) that any of the Revolving Lenders will not advance its Pro Rata Share thereof.

(c)            On each Settlement Date, Administrative Agent and the Revolving Lenders shall each remit to the other, in immediately available funds, all amounts necessary so as to ensure that, as of the Settlement Date, the Revolving Lenders shall have advanced their respective Pro Rata Share of all outstanding Revolving Loans. Each Revolving Lender’s obligation to make the Revolving Loans referred to in Section 2.1(a) and to make the settlements pursuant to this Section 2.4(c) shall be absolute and unconditional and shall not be affected by any circumstance, including (v) any set-off, counterclaim, recoupment, defense or other right which any such Revolving Lender or Borrower may have against Administrative Agent, the other the Borrowers, any other Revolving Lender or any other person, (w) the occurrence or continuance of a Default or Event of Default, (x) any adverse change in the condition (financial or otherwise) of the Borrowers, or any of them, (y) any breach of this Agreement or any other Loan Document by the Borrowers, or any of them, or any other Revolving Lender or (z) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

2.5          Reaffirmation of Representations and Warranties. All of the representations and warranties made by the Borrowers in this Agreement shall be deemed to be remade by the Borrowers each time that the Borrower Representative requests a Revolving Loan under this Agreement, except to the extent that such representations and warranties specifically refer to an earlier date, which case they shall be remade as of such earlier date, and each such request shall also constitute a representation and warranty by the Borrowers that, after giving effect to the requested Revolving Loan, no Default or Event of Default shall have occurred and remain outstanding.

2.6          Deposit Account and Collections.

(a)           Prior to the Treasury Management Migration Completion Date, the Credit Parties shall (and in each case subject to the requirements set forth in Section 5.14 and Section 5.17):

(i)            maintain the deposit accounts (including all Deposit Accounts) set forth on Schedule 2.6 hereto (the “Closing Date Deposit Accounts”) and not maintain any other deposit accounts (other than CIT Accounts);

(ii)           as of and following the Availability Date, maintain at all times a valid and enforceable deposit account control agreement acceptable to Administrative Agent in its sole discretion with respect to the PNC Controlled Accounts;

(iii)          as of and following the Availability Date, with respect to all deposit accounts (other than the PNC Controlled Accounts) maintained with PNC Bank, National Association by any Credit Party, Credit Parties shall cause PNC Bank, National Association to transfer on a daily basis (pursuant to zero balance accounts or standing wire transfer orders satisfactory to Administrative Agent) all available funds on deposit in all such deposit accounts to the PNC Controlled Account of the Borrower Representative.

(iv)          Following a Trigger Event, in each case at the direction of Administrative Agent (subject to Section 2.6(f)):

A.           Credit Parties shall cause PNC Bank, National Association to transfer on a daily basis (pursuant to a standing wire transfer order) all available funds on deposit in all such PNC Controlled Accounts into Administrative Agent’s Account for application to the Obligations in accordance with the terms and conditions of this Agreement, and following payment in full of all outstanding Obligations, any remaining amounts in such Administrative Agent’s Account shall be made available to Borrowers.

B.            In the case of a Trigger Event which occurred as a result of a Default or Event of Default occurring, each Credit Party shall execute with CIT Bank, N.A. and any other Deposit Account Bank (x) a deposit account control agreement for any Non- Government Receivables Account in form and substance acceptable to Administrative Agent and (y) an account instruction agreement for any Government Receivables Account in form and substance acceptable to Administrative Agent.

C.            No Credit Party shall withdraw any amounts from any Government Receivables Account, Non-Government Receivables Account or any other deposit account that receives Collections, nor shall any Credit Party change any procedures or sweep instructions under any agreement governing a Government Receivables Account, Non-Government Receivables Account, or any other deposit account that receives Collections.

(b)          Following the Treasury Management Migration Completion Date:

(i)            Credit Parties (A) shall maintain all of its Government Receivables Accounts with CIT Bank, N.A, subject to the provisions of this Agreement and dedicated exclusively to the receipt of Collections from Government Account Debtors, (B) shall maintain all of its Non-Government Receivables Accounts with CIT Bank, N.A., subject to the provisions of this Agreement and dedicated exclusively to the receipt of Collections from Non-Government Payors, and (C) shall maintain all other deposit accounts with CIT Bank, N.A.; provided, any Government Receivables Accounts, Non-Government Receivables Accounts, and any other deposit accounts not established and maintained with CIT Bank, N.A. may remain open following the Treasury Management Migration Completion Date only if (x) Administrative Agent has provided prior written consent thereto or (y) such deposit account constitutes an Excluded Account (such other depository institutions with respect to which such deposit accounts remain open pursuant to the immediately preceding clauses (x) and (y), each a “Permitted Additional Deposit Account Bank”), and at the request of Administrative Agent each Credit Party shall execute with CIT Bank, N.A. or any Permitted Additional Deposit Account Bank, a separate deposit account control agreement or account instruction agreement for any such deposit account in each case in form and substance acceptable to Administrative Agent.

(ii)           Each Credit Party shall ensure that (A) all Collections of Accounts on which Government Account Debtors are obligated are paid directly into or deposited into a Government Receivables Account maintained at CIT Bank, N.A. or Permitted Additional Deposit Account Bank and (B) all Collections of Accounts on which Non-Government Payors are obligated are paid directly into or deposited in a Non-Government Receivables Account maintained at CIT Bank, N.A. or Permitted Additional Deposit Account Bank.

(iii)          If any Credit Party receives any Collections that should have been sent to a Government Receivables Account or Non-Government Receivables Account, such Credit Party shall promptly upon receipt (and in any event within one (1) Business Day of receipt) forward such Collections directly to a Government Receivables Account or Non-Government Receivables Account, as applicable, in the form received, and promptly notify Administrative Agent of such event. Until so forwarded, such Collections shall be held in trust for the benefit of Administrative Agent and Lenders.

(iv)          No Credit Party shall withdraw any amounts from any Government Receivables Account, Non-Government Receivables Account, or any other deposit account that receives Collections, nor shall any Credit Party change any procedures or sweep instructions under any agreement governing a Government Receivables Account, Non-Government Receivables Account, or any other deposit account that receives Collections.

(v)           Following a Trigger Event, in each case at the direction of Administrative Agent (subject to Section 2.6(f)):

A.           each Credit Party shall execute with CIT Bank, N.A. and any Permitted Additional Deposit Account Bank (x) a deposit account control agreement for each Non- Government Receivables Account in form and substance acceptable to Administrative Agent and (y) an account instruction agreement for any Government Receivables Account in form and substance acceptable to Administrative Agent.

B.            all funds deposited into any Non-Government Receivables Account or Government Receivables Account maintained at CIT Bank, N.A. or any other Permitted Additional Deposit Account Bank shall be immediately transferred into Administrative Agent’s Account for application to the Obligations in accordance with the terms and conditions of this Agreement. In addition, each Credit Party shall ensure that the net proceeds from any Asset Disposition and any proceeds of insurance or condemnation awards paid are paid directly or deposited into a Non-Government Receivables Account; and

C.            No Credit Party shall change any procedures or sweep instructions under any agreement governing a Government Receivables Account, Non-Government Receivables Account, or any other deposit account receiving Collections.

(c)           The Credit Parties will cooperate with Administrative Agent in the identification and reconciliation on a daily basis of all amounts received in any Non-Government Receivables Account and any Government Receivables Account. If more than five percent (5%) of the Collections since the most recent Funding Date are not identified or reconciled to the satisfaction of Administrative Agent within ten (10) Business Days of receipt, Administrative Agent shall not be obligated to make further Revolving Loans until such amount is identified or is reconciled to the reasonable satisfaction of Administrative Agent, as the case may be. In addition, if any such amount cannot be identified or reconciled to the satisfaction of Administrative Agent, Administrative Agent may utilize its own staff or, if it deems necessary, engage an outside auditor, in either case at the Borrowers’ expense (which in the case of Administrative Agent’s own staff shall be in accordance with Administrative Agent’s then prevailing customary charges (plus expenses)), to make such examination and report as may be necessary to identify and reconcile such amount.

(d)           Notwithstanding anything in any account instruction agreement or deposit account agreement to the contrary, each Credit Party agrees that it shall be liable for any fees and charges in effect from time to time and charged by CIT Bank, N.A., and any Deposit Account Bank or any Permitted Additional Deposit Account Bank in connection with the Deposit Accounts or any other deposit accounts of any Credit Party, and that neither Administrative Agent nor any Lender shall have any liability therefor. Each Credit Party agrees that all payments made to Administrative Agent’s Account or otherwise received by Administrative Agent, whether in respect of the Accounts or as proceeds of other Collateral or otherwise, may be applied by Administrative Agent on account of the Obligations. Each Credit Party further acknowledges and agrees that, to the extent such fees and charges are not paid by such Credit Party directly but are satisfied using Collections in the Deposit Accounts, such fees and charges shall be deemed to be Revolving Loans made by Lenders hereunder and, to the extent that the payment of such fees or charges by such Credit Party as provided herein results in any Overadvance under Section 2.10 of this Agreement, such Credit Party agrees to immediately (upon notice to Borrower Representative) repay to Administrative Agent (for the benefit of itself and the Lenders) the amount of such Overadvance. Each Credit Party agrees to indemnify and hold Administrative Agent harmless from any and all liabilities, claims, losses and demands whatsoever, including the fees and disbursements of legal counsel for Administrative Agent, including the charges of internal legal counsel, arising from or relating to actions of Administrative Agent or any Permitted Additional Deposit Account Bank or Deposit Account Bank pursuant to this Section 2.6 or any deposit account agreement.

(e)           All amounts received from a Government Receivables Account, Non- Government Receivables Account, any other deposit account that receives Collections, and any other proceeds of the Collateral deposited into Administrative Agent’s Account will, for the purposes of calculating the Borrowing Base and interest, be credited to the aggregate outstanding amount of the Revolving Loans on the date of deposit in Administrative Agent’s Account. No checks, drafts or other instruments received by Revolving Lender shall constitute final payment to Administrative Agent or any Revolving Lender unless and until such instruments have actually been collected.

(f)            Following the occurrence of a Trigger Event, to the extent such Trigger Event is no longer continuing as determined by Administrative Agent in its reasonable discretion, the requirements set forth in Section 2.6(a)(iv) and Section 2.6(b)(v) (the “Trigger Event Actions”) shall no longer be required until such time as another Trigger Event shall occur; provided, that (i) any Trigger Event Action shall be in place for a minimum of ninety (90) days before it may be rescinded pursuant to this clause (f), (ii) Trigger Event Actions may not be rescinded pursuant to this clause (f) more than (A) one (1) time in any period of four (4) consecutive Fiscal Quarters and (B) three (3) times during the term of this Agreement.

2.7         Application of Proceeds of Collateral.

(a)           Unless this Agreement expressly provides otherwise, so long as no Event of Default shall have occurred, Administrative Agent agrees to apply (i) all Collections received in the Administrative Agent’s Account to the aggregate outstanding amount of the Revolving Loans and (ii) any other payment received by Administrative Agent with respect to the Obligations, in such order and manner as Administrative Agent shall elect in the exercise of its reasonable discretion.

(b)           If an Event of Default shall have occurred, Administrative Agent may apply Collections, any other proceeds of Collateral and all other payments received by Administrative Agent to the payment of the Obligations in such manner and in such order as Administrative Agent may elect in its sole discretion.

2.8          Borrower Representative Appointment. Each Borrower hereby irrevocably appoints the Borrower Representative, as agent for such Borrower on its behalf, to (i) request Revolving Loans from Administrative Agent, (ii) to give and receive notices under the Loan Documents and (iii) take all other action which the Borrower Representative or the Borrowers are permitted or required to take under this Agreement.

2.9         Collective Borrowing Arrangement; Revolving Loan Account.

(a)           The Borrowers have informed Administrative Agent that: (i) in order to increase the efficiency, profitability and productivity of each Borrower, the Borrower Representative has established a centralized cash management system for the Borrowers that entails, in part, central disbursement and operating accounts in which the Borrower Representative provides the working capital needs of each of the other Borrowers and manages and timely pays the accounts payable of each of the other Borrowers; and (ii) all of the Borrowers presently engage in an integrated operation that requires financing on an integrated basis, and each Borrower expects to benefit from the continued successful performance of such integrated operations. Therefore, in order to best utilize the borrowing powers of the Borrowers in the most effective and cost efficient manner and to avoid adverse effects on the operating efficiencies of each Borrower and the existing back-office practices of the Borrowers, each Borrower has requested that all Revolving Loans be disbursed solely upon the request of the Borrower Representative and to bank accounts managed solely by the Borrower Representative, it being the intent and desire of the Borrowers that the Borrower Representative manage for the benefit of each Borrower the expenditure and usage of such funds.

(b)           Administrative Agent shall charge the Revolving Loan Account for all Revolving Loans made to the Borrower Representative, or otherwise for any Borrower’s account. Subject to the provisions of Section 2.7 above, Administrative Agent will credit the Revolving Loan Account with all amounts received by Administrative Agent from any Deposit Account or from others for the Borrowers’ account, including, as set forth above, all amounts received by Administrative Agent in payment of Accounts, and such amounts will be applied to payment of the Obligations in the order and manner set forth herein. In no event shall prior recourse to any Account or other security granted to or by the Borrowers be a prerequisite to Administrative Agent’s right to demand payment of any of the Obligations. In addition, the Borrowers agree that Administrative Agent shall have no obligation whatsoever to perform in any respect any Borrower’s contracts or obligations relating to the Accounts.

2.10        Repayment of Overadvances. If at any time (a) the sum of the outstanding balance of Revolving Loans exceeds the Revolving Commitments, or (b) an Overadvance exists, the amount of such excess (in the case of clause (a)) or the amount of the Overadvance (in the case of clause (b)) shall be immediately due and payable, unless Administrative Agent otherwise agrees in writing. Should Administrative Agent for any reason honor requests for Overadvances, such Overadvances shall be made in Administrative Agent’s sole discretion and subject to any additional terms that Administrative Agent may require in its sole discretion.

2.11        Monthly Statement. After the end of each month, Administrative Agent agrees to prepare and make available to the Borrowers (by mail, facsimile, e-mail or posting to CIT’s System, as mutually agreed to by the Borrower Representative and CIT), a statement showing the accounting for the charges, loans, advances and other transactions occurring among Administrative Agent, the Borrower Representative and each Borrower during that month. Absent manifest error, each monthly statement shall be deemed correct and binding upon each Borrower and the Borrower Representative, and shall constitute an account stated between the Borrowers and the Borrower Representative and Administrative Agent unless Administrative Agent receives a written statement of exception from the Borrowers, the Borrower Representative or any Revolving Lender within thirty (30) days of the date of such monthly statement.

2.12        Access to CIT’s System. Administrative Agent shall provide Borrower Representative access to CIT’s System during normal business hours, for the purposes of (i) obtaining information regarding loan balances and Net Availability, and (ii) if permitted by Administrative Agent, making requests for Revolving Loans and submitting Borrowing Base Reports. Such access shall be subject to the following terms, in addition to all terms set forth on the website for CIT’s System:

(a)           Administrative Agent shall provide to the Borrower Representative an initial password for secured access to CIT’s System. The Borrower Representative shall provide Administrative Agent with a list of officers and employees that are authorized from time to time to access CIT’s System, and the Borrower Representative agrees to limit access to the password and CIT’s System to such authorized officers and employees. After the initial access, the Borrower Representative shall be solely responsible for (i) changing and maintaining the integrity of the Borrower Representative’s password and (ii) any unauthorized use of the Borrower Representative’s password or CIT’s System by any Borrower’s officers and employees.

(b)           The Borrowers shall use CIT’s System and the Borrowers’ information thereon solely for the purposes permitted above, and shall not access CIT’s System for the benefit of third parties or provide any information obtained from CIT’s System to third parties. Administrative Agent makes no representation that loan balance or Net Availability information is or will be available, accurate, complete, correct or current at all times. CIT’s System may be inoperable or inaccessible from time to time, whether for required website maintenance, upgrades to CIT’s System, or for other reasons, and in any such event the Borrower Representative must obtain loan balance and Net Availability information, and (if permitted by Administrative Agent) make requests for Revolving Loans and submit Borrowing Base Reports using other available means.

(c)           The Borrowers hereby confirm and agree that CIT’s System consists of proprietary software, data, tools, scripts, algorithms, business logic, website designs and interfaces and related intellectual property, information and documentation. CIT’s System and related intellectual property, information and documentation are the sole and exclusive property of Administrative Agent, and the Borrowers shall have no right, title or interest therein or thereto, except for the limited right to access CIT’s System for the purposes permitted above. Upon termination of this Agreement, the Borrowers agree to cease any use of CIT’s System.

All agreements, covenants and representations and warranties made by the Borrower Representative in any Borrowing Base Report submitted to Administrative Agent by means of CIT’s System are incorporated herein by reference and shall be deemed to be made by each Borrower.

2.13       Interest.

(a)           Interest shall accrue on the outstanding principal balance of each Loan from the date made until such Loan is paid in full at a rate per annum equal to the LIBO Rate plus the Applicable Margin. Accrued interest on the Loans shall be due and payable on the first day of each month. All interest rates shall be calculated based on the basis of a year of 360 days, and shall be payable for the actual number of days elapsed.

(b)           Upon the occurrence of an Event of Default, all Obligations may, at the election of Administrative Agent or Required Lenders (unless an Event of Default exists pursuant to Section 9.1(e), in which event such an election shall be deemed to have automatically occurred without any further action of Administrative Agent or the Required Lenders), bear interest at the Default Rate until such Event of Default is waived in writing by the Required Lenders, commencing upon the occurrence of such Event of Default, notwithstanding when such election is made.

(c)           All contractual rates of interest chargeable on outstanding principal under the Loans shall continue to accrue and be paid even after Default, an Event of Default, maturity, judgment, Insolvency Proceedings or the happening of any other event or occurrence similar or dissimilar to the foregoing.

2.14       Fees and Charges.

(a)           Borrowers shall pay to Administrative Agent, for Administrative Agent’s own account, fees in the amounts and at the times set forth in that certain letter agreement between the Borrowers and Administrative Agent dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Fee Letter”).

(b)           On the first day of each Fiscal Quarter and on the Revolving Loan Termination Date and as otherwise provided in this Agreement, Borrowers shall pay to Administrative Agent, for the benefit of Lenders in accordance with their Pro Rata Shares, an unused fee in an amount equal to 0.25% per annum of the difference derived by subtracting (i) the average daily Outstanding Amount during the immediately preceding quarter, from (ii) the Revolving Commitments.

(c)           In consideration of the issuance of any Letter of Credit Guaranty by Agent or other assistance of Administrative Agent and the Lenders in obtaining Letters of Credit pursuant to Section 2.24 hereof, the Borrowers agree to pay to Administrative Agent, for the ratable benefit of the Lenders, a Letter of Credit Guaranty Fee equal to the Applicable Margin per annum on the face amount of each Letter of Credit. All Letter of Credit Guaranty Fees shall be due and payable monthly on the first day of each month. In addition, Borrowers shall pay directly to each Issuing Bank (or, if applicable, the Letter of Credit Guarantor) for its own account a fronting fee with respect to each Letter of Credit issued (or guaranteed) by it in an amount to be determined at the issuance of such Letter of Credit based on a percentage of the daily maximum amount then available to be drawn under such Letter of Credit (determined without regard to whether any conditions to drawing could then be met.

(d)           Borrowers agree to reimburse Administrative Agent for any and all charges, fees, commissions, costs and expenses (including interest and letter of credit fee expenses) charged to Administrative Agent’s account by an Issuing Bank in connection with, or arising out of, Letters of Credit or out of transactions relating thereto, when charged to or paid by Administrative Agent, or as may be due upon any termination of this Agreement.

(e)           In the event the Revolving Facility or this Agreement is terminated for any reason (including upon any termination of this Agreement or acceleration of the Obligations by Administrative Agent or Required Lenders under Section 9.2 upon the occurrence of an Event of Default) on an Early Termination Date, the Early Termination Fee shall be due and payable in full on the Early Termination Date to Administrative Agent, for the benefit of Lenders in accordance with their Pro Rata Shares, together with all other Obligations; provided, so long as no Event of Default has occurred and is continuing (including any acceleration of the Obligations by Administrative Agent or Required Lenders under Section 9.2 upon the occurrence of an Event of Default), to the extent the Borrowing Base has been adjusted or additional reserves (not including such reserves as are in place as of the Availability Date) have been withheld therefrom pursuant to Section 2.2 in a manner that results (measured on a cumulative basis to include all such adjustments and additional reserves) in a reduction of Availability greater than ten percent (10.0%) as compared to the Availability determined without such adjustments and additional reserves, the Early Termination Fee shall not apply.

(f)            All fees hereunder shall be computed on the basis of a year of 360 days and calculated for the actual number of days elapsed in each calculation period. All fees hereunder shall be non-refundable and deemed fully earned when due and payable.

(g)           The Borrowers agree to reimburse Administrative Agent and the Lenders for all Expenses when charged to or paid by Administrative Agent or the Lenders.

2.15        Evidence of Indebtedness. The Loans made by any Lender shall be evidenced by one or more Revolving Loan Accounts. The Revolving Loan Accounts maintained by Administrative Agent shall be prima facie evidence of the existence and amounts of the Loans and shall be conclusive absent manifest error with respect to the amount of the Loans and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrowers hereunder to pay any amount owing with respect to the Obligations. The Borrowers shall, upon the request of any Lender, execute and deliver to Administrative Agent a Revolving Note for such Lender, which Note shall evidence such Lender’s applicable Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, amount and maturity of its Loans and payments with respect thereto.

2.16        Payments Generally. All payments to be made by Borrowers shall be made without condition or deduction for any counterclaim, defense, recoupment or set-off. Except as otherwise expressly provided herein, all payments by Borrowers hereunder shall be made in Dollars immediately available to Administrative Agent, on behalf of Lenders, by 11:00 a.m. (Eastern time), on the date such payment is due, to Administrative Agent by deposit to Administrative Agent’s Account or to such other deposit account as Administrative Agent may designate by written notice to Borrower Representative. All payments received by Administrative Agent after 11:00 a.m. (Eastern time) shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by Borrowers shall become due on a day other than a Business Day, payment shall be made on the next following Business Day. Each Borrower hereby grants to Administrative Agent the right, in Administrative Agent’s discretion, without notice to any Borrower, to make Loans to make payments on the Obligations, including any and all interest, fees and Expenses, as and when due hereunder. Each Borrower acknowledges that such Borrower’s failure to maintain sufficient funds in any deposit account for payment of any of the Obligations, or Administrative Agent’s failure to make a Loan or withdrawal from any deposit account shall not relieve Borrowers of any payment obligation hereunder or any other Loan Document.

2.17       Protective Advances. (a) Borrowers and Lenders authorize Administrative Agent, in its sole discretion, at any time that at (i) any Obligations remain outstanding and (ii) a Default or Event of Default exists or any conditions in Article 3 are not satisfied, and without regard to the Revolving Commitments or the Borrowing Base, to make Revolving Loans (“Protective Advances”) (A) in such amounts as Administrative Agent deems necessary or desirable to preserve or protect any Collateral, or to enhance the collectability or repayment of Obligations, or (B) to pay any other amounts chargeable to Borrowers under any Loan Documents, including fees, Expenses, taxes, assessments, insurance, repairs, maintenance, storage and other charges and expenditures upon, against or otherwise relating to the Collateral; provided, however, that the aggregate amount of Protective Advances outstanding at any time shall not exceed ten percent (10%) of the Revolving Commitments without the consent of the Required Lenders. All Protective Advances constitute Obligations, are secured by the Collateral, and shall be treated for all purposes as Revolving Loans.

(b)           Upon Administrative Agent’s making of any Protective Advances under this Section 2.17, each of the Lenders shall be deemed to have irrevocably, unconditionally and immediately purchased from Administrative Agent a participation in such Protective Advances in an amount equal to such Lender’s Pro Rata Share of the Revolving Commitments multiplied by the total amount of such Protective Advances outstanding under this Section 2.17. Each Lender shall effect such purchase by making available the amount of such Lender’s participation in such Protective Advances in Dollars in immediately available funds to Administrative Agent’s Account. In the event any Lender fails to make available to Administrative Agent when due the amount of such Lender’s participation in such Protective Advances, Administrative Agent shall be entitled to recover such amount on demand from such Lender together with interest at the Federal Funds Effective Rate (it being understood that Administrative Agent’s determination of such rate shall be binding and conclusive absent manifest error). Each such purchase by a Lender shall be made without recourse to Administrative Agent, without representation or warranty of any kind, and shall be effected and evidenced pursuant to documents reasonably acceptable to Administrative Agent. The obligations of the Lenders under this Section 2.17(b) shall be absolute, irrevocable and unconditional, shall be made under all circumstances and shall not be affected, reduced or impaired for any reason whatsoever.

2.18       Taxes.

(a)           Defined Terms. For purposes of this Section 2.18, the term “Lender” includes any Issuing Bank and the term “Applicable Law” includes FATCA.

(b)           Payments Free of Taxes. Any and all payments by or on account of any obligation of any Credit Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by Applicable Law. If any Applicable Law (as determined in the reasonable discretion of Administrative Agent) requires the deduction or withholding of any Tax from any such payment by Administrative Agent or a Credit Party, then Administrative Agent or such Credit Party shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Credit Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c)          Payment of Other Taxes by the Credit Parties. The Credit Parties shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or at the option of Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(d)          Indemnification by the Borrower. The Credit Parties shall jointly and severally indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Credit Parties by a Lender (with a copy to Administrative Agent), or by Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e)          Indemnification by the Lenders. Each Lender shall severally indemnify Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Credit Party has not already indemnified Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Credit Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Article 10 relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by Administrative Agent to the Lender from any other source against any amount due to Administrative Agent under this Section 2.18(e).

(f)           Evidence of Payments. As soon as practicable after any payment of Taxes by any Credit Party to a Governmental Authority pursuant to this Section 2.18, such Credit Party shall deliver to Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Administrative Agent.

(g)          Status of Lenders.

(i)            Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrowers and Administrative Agent, at the time or times reasonably requested by the Borrowers or Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrowers or Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrowers or Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrowers or Administrative Agent as will enable the Borrowers or Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in clauses (ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)          Without limiting the generality of the foregoing, if any Borrower is a U.S. Person,

A.           any Lender that is a U.S. Person shall deliver to the Borrowers and Administrative Agent on or prior to the date on which such Lender becomes a Lender hereunder (and from time to time thereafter upon the reasonable request of the Borrowers or Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

B.           any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrowers and Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender hereunder (and from time to time thereafter upon the reasonable request of the Borrowers or Administrative Agent), whichever of the following is applicable:

1.            in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

2.            executed copies of IRS Form W-8ECI;

3.            in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in form reasonably acceptable to Administrative Agent to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of any Borrower (or any Person from whom any Borrower is disregarded as a separate entity for U.S. federal income tax purposes) within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E; or

4.            to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form reasonably acceptable to Administrative Agent, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form reasonably acceptable to Administrative Agent on behalf of each such direct and indirect partner;

C.            any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrowers and Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender hereunder (and from time to time thereafter upon the reasonable request of the Borrowers or Administrative Agent), executed copies of any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit the Borrowers or Administrative Agent to determine the withholding or deduction required to be made; and

D.            if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrowers and Administrative Agent at the time or times prescribed by Law and at such time or times reasonably requested by the Borrowers or Administrative Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrowers or Administrative Agent as may be necessary for the Borrowers and Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrowers and Administrative Agent in writing of its legal inability to do so.

(h)           Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.18 (including by the payment of additional amounts pursuant to this Section 2.18), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.18(h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) if such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.18(h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.18(h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 2.18(h) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i)           Survival. Each party’s obligations under this Section 2.18 shall survive the resignation or replacement of Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Revolving Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

2.19       Increased Costs.

(a)          Increased Costs Generally. If any Change in Law shall:

(i)            impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender or any Issuing Bank;

(ii)           subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of “Excluded Taxes”, and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)          impose on any Lender or any Issuing Bank or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan, or to increase the cost to such Lender, such Issuing Bank or such other Recipient of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender, Issuing Bank or other Recipient hereunder (whether of principal, interest or any other amount) then, upon request of such Lender, Issuing Bank or other Recipient, the Borrowers will pay to such Lender, Issuing Bank or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, Issuing Bank or other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b)           Capital Requirements. If any Lender or Issuing Bank determines that any Change in Law affecting such Lender or Issuing Bank or any lending office of such Lender or such Lender’s or Issuing Bank’s holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender’s or Issuing Bank’s capital or on the capital of such Lender’s or Issuing Bank’s holding company, if any, as a consequence of this Agreement, the Revolving Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by such Lender, or the Letters of Credit issued by any Issuing Bank, to a level below that which such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or Issuing Bank’s policies and the policies of such Lender’s or Issuing Bank’s holding company with respect to capital adequacy), then from time to time the Borrowers will pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company for any such reduction suffered.

(c)           Certificates for Reimbursement. A certificate of a Lender or Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or Issuing Bank or its holding company, as the case may be, as specified in Sections 2.19(a) or (b) and delivered to the Borrowers, shall be conclusive absent manifest error. The Borrowers shall pay such Lender or Issuing Bank, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)           Delay in Requests. Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or Issuing Bank’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender or Issuing Bank pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender or Issuing Bank, as the case may be, notifies the Borrowers of the Change in Law giving rise to such increased costs or reductions, and of such Lender’s or Issuing Bank’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

2.20       Inability to Determine Rate; Alternate Rate of Interest.

(a)          If prior to the commencement of any Interest Period for a Borrowing of LIBOR Loans:

(i)            Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the LIBO Rate (including because the LIBO Screen Rate is not available or published on a current basis), for such Interest Period; or

(ii)           Administrative Agent is advised by the Required Lenders that the LIBO Rate, for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) at the LIBO Rate for such Interest Period;

then Administrative Agent shall give notice thereof to the Borrower Representative and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until Administrative Agent notifies the Borrower Representative and the Lenders that the circumstances giving rise to such notice no longer exist, if any request pursuant to Section 2.3 requests a borrowing of a LIBOR Loan, such borrowing shall be made at the Alternate Base Rate plus the Applicable Margin.

(b)         If at any time Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in clause (a)(i) have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in clause (a)(i) have not arisen but the supervisor for the administrator of the LIBO Screen Rate or a Governmental Authority having jurisdiction over Administrative Agent has made a public statement identifying a specific date after which the LIBO Screen Rate shall no longer be used for determining interest rates for loans, then Administrative Agent and the Borrower Representative shall endeavor to establish an alternate rate of interest to the LIBO Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the United States at such time, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable (but for the avoidance of doubt, such related changes shall not include a reduction of the Applicable Margin). Notwithstanding anything to the contrary in Section 11.4(b), such amendment shall become effective without any further action or consent of any other party to this Agreement so long as Administrative Agent shall not have received, within five (5) Business Days of the date notice of such alternate rate of interest is provided to the Lenders, a written notice from the Required Lenders stating that such Required Lenders object to such amendment. Until an alternate rate of interest shall be determined in accordance with this clause (b) (but, in the case of circumstances described in clause (ii) of the first sentence of this clause (b), only to the extent the LIBO Screen Rate for such Interest Period is not available or published at such time on a current basis) any request pursuant to Section 2.3 shall be made at the Alternate Base Rate plus the Applicable Margin; provided that, if such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

2.21        Effective Date and Termination. This Agreement shall become effective on the Closing Date and shall continue in full force and effect until the Revolving Loan Termination Date unless sooner terminated as herein provided. Borrowers may terminate this Agreement prior to the Revolving Loan Termination Date with at least thirty (30) Business Days’ prior written notice thereof to Administrative Agent, upon (a) the payment in full of all outstanding Loans, together with accrued and unpaid interest thereon, (b) the cancellation and return of all outstanding Letters of Credit (or alternatively, with respect to each such Letter of Credit, the furnishing to the Issuing Bank of cash collateral as required by Section 9.2(c), (c) the payment in full of the Early Termination Fee, and (d) the payment in full of all fees, Expenses and other Obligations together with accrued and unpaid interest thereon.

2.22        Effect of Termination. The termination of this Agreement shall not affect any Credit Party’s, Administrative Agent’s, any Lender’s or any Lender Affiliate’s rights, or any of the Obligations having their inception prior to the effective date of such termination, and the provisions hereof shall continue to be fully operative until all transactions entered into, rights or interests created or Obligations have been fully disposed of, concluded or liquidated. The security interests, Liens and rights granted to Administrative Agent and Lenders hereunder and under the other Loan Documents shall continue in full force and effect, notwithstanding the termination of this Agreement or the fact that the Revolving Facility may from time to time be temporarily in a zero position, until all of the Obligations of each Credit Party have been paid in full after the termination of this Agreement or each Credit Party has furnished Administrative Agent with an indemnification satisfactory to Administrative Agent and the Issuing Bank with respect thereto. Accordingly, each Credit Party waives any rights which it may have under the UCC to demand the filing of termination statements with respect to the Collateral, and Administrative Agent shall not be required to send such termination statements to each Credit Party, or to file them with any filing office, unless and until this Agreement shall have been terminated in accordance with its terms and all Obligations shall have been paid in full in immediately available funds.

2.23        LIBOR Breakage. Borrowers shall indemnify each Lender against any loss or expense that such Lender may sustain or incur as a consequence of any event, other than a default by such Lender in the performance of its obligations hereunder, which results in (i) such Lender receiving or being deemed to receive any amount on account of the principal of any Loan prior to the end of the interest period in effect therefor, or (ii) any Loan to be made by such Lender not being made after notice of such Loan shall have been given by Borrowers hereunder (any of the events referred to in this sentence being called a “Breakage Event”). In the case of any Breakage Event, such loss shall include an amount equal to the excess, as reasonably determined by such Lender, of (i) its cost of obtaining funds for the Loan that is the subject of such Breakage Event for the period from the date of such Breakage Event to the last day of the interest period in effect (or that would have been in effect) for such Loan over (ii) the amount of interest likely to be realized by such Lender in redeploying the funds released or not utilized by reason of such Breakage Event for such period. A certificate of any Lender setting forth in reasonable detail the basis for and the calculation of the amount or amounts which such Lender is entitled to receive pursuant to this Section 2.23 shall be delivered to Borrower Representative (with a copy to Administrative Agent) and shall be conclusive absent manifest error.

2.24        Letters of Credit. In order to assist the Borrowers (or any of them) in establishing or opening Letters of Credit with an Issuing Bank, the Borrowers have requested that the Lenders (acting through Administrative Agent) join in the applications for such Letters of Credit, and/or guarantee payment or performance of such Letters of Credit and any drafts or acceptances thereunder through the issuance of one or more Letter of Credit Guaranties, thereby lending the Lenders’ credit to the Borrowers, and Administrative Agent and the Lenders have agreed to do so. These arrangements shall be handled by Administrative Agent subject to satisfaction of the conditions set forth in Section 3.1, or Section 3.2 hereof, as applicable, and the terms and conditions set forth below.

(a)           Assistance and Purpose. Within the Revolving Commitments and subject to sufficient Net Availability, the Lenders (acting through Administrative Agent) shall assist the Borrowers in obtaining Letters of Credit in an aggregate undrawn amount outstanding at any time not to exceed the Letter of Credit Sublimit. The term, form and purpose of each Letter of Credit and all documentation in connection therewith, and any amendments, modifications or extensions thereof, must be mutually acceptable to Administrative Agent, the Issuing Bank and the Borrower Representative, provided that the Borrowers shall not request a Letter of Credit to support the purchase of domestic Inventory or to secure present or future indebtedness owed to suppliers of domestic Inventory. Notwithstanding any other provision of this Agreement to the contrary, if a Default or Event of Default shall have occurred and remain outstanding, Administrative Agent’s and the Lenders’ assistance in connection with any Letter of Credit shall be in the discretion of the Required Lenders.

(b)           Authority to Charge Revolving Loan Account. The Borrowers hereby authorize Administrative Agent, without notice to the Borrowers, to charge the Revolving Loan Account with the amount of all indebtedness, liabilities and obligations of any kind incurred by Administrative Agent or the Lenders under a Letter of Credit Guaranty, including the charges of an Issuing Bank, as such indebtedness, liabilities and obligations are charged to or paid by Administrative Agent or the Lenders, or, if earlier, upon the occurrence of an Event of Default. Any amount charged to the Revolving Loan Account shall incur interest at the rate provided in Section 2.13(a) or (b) (as applicable) of this Agreement. The Borrowers confirm that any charges which Administrative Agent may make to the Revolving Loan Account as provided herein will be made as an accommodation to the Borrowers and solely at Administrative Agent’s discretion.

(c)           Indemnity Relating to Letters of Credit. Each Borrower jointly and severally unconditionally indemnifies Administrative Agent and the Lenders, and holds Administrative Agent and the Lenders harmless from any and all loss, claim or liability incurred by Administrative Agent or the Lenders arising from any transactions or occurrences relating to Letters of Credit established or opened for any Borrower’s account, the Collateral relating thereto and any drafts or acceptances thereunder, and all Obligations thereunder, including any such loss, claim or liability arising from any error, omission, negligence, misconduct or other action taken by an Issuing Bank, other than for any such loss, claim or liability arising out of the gross negligence or willful misconduct by Administrative Agent with respect to a Letter of Credit Guaranty. This indemnity shall survive the termination of this Agreement and the repayment of the Obligations.

(d)           Compliance of Goods, Documents and Shipments with Agreed Terms. Administrative Agent shall not be responsible for: (a) the existence, character, quality, quantity, condition, packing, value or delivery of the goods purporting to be represented by any documents relating to any Letter of Credit; (b) any difference or variation in the character, quality, quantity, condition, packing, value or delivery of the goods from that expressed in such documents; (c) the validity, sufficiency or genuineness of such documents or of any endorsements thereon, even if such documents should in fact prove to be in any or all respects invalid, insufficient, fraudulent or forged; (d) the time, place, manner or order in which shipment is made; (e) partial or incomplete shipment, or failure or omission to ship any or all of the goods referred to in the Letters of Credit or documents relating thereto; (f)   any deviation from instructions; (g) delay, default, or fraud by the shipper and/or anyone else in connection with the goods or the shipping thereof; or (h) any breach of contract between the shipper or vendors and any Borrower.

(e)          Participation in Letters of Credit.

(i)            Concurrently with the issuance of each Letter of Credit, Administrative Agent shall be deemed to have sold and transferred to each Lender, and each such Lender shall be deemed irrevocably and immediately to have purchased and received from Administrative Agent, without recourse or warranty, an undivided interest and participation in, to the extent of such Lender’s Pro Rata Share, Administrative Agent’s liabilities and obligations in respect of such Letter of Credit and Borrowers’ Reimbursement Obligations with respect thereto. Any purchase obligation arising pursuant to the immediately preceding sentence shall be absolute and unconditional and shall not be affected by any circumstances whatsoever.

(ii)           If Administrative Agent makes any payment or disbursement under any Letter of Credit Guaranty and (i) Borrowers have not reimbursed Administrative Agent, as applicable, in full for such payment or disbursement in accordance with Section 2.24(b), or (ii) any reimbursement under any Letter of Credit Guaranty received by Administrative Agent from any Credit Party is or must be returned or rescinded upon or during any bankruptcy or reorganization of any Credit Party or otherwise, each Lender shall be irrevocably and unconditionally obligated to pay to Administrative Agent its Pro Rata Share of such payment or disbursement (but no such payment shall diminish the Obligations of Borrowers under Section 2.24(b)). To the extent any such Lender shall not have made such amount available to Administrative Agent by 12:00 p.m. (Eastern time) on the Business Day on which such Lender receives notice from Administrative Agent of such payment or disbursement, or return or rescission, as applicable, such Lender agrees to pay interest on such amount to Administrative Agent forthwith on demand accruing daily at the Federal Funds Effective Rate, for the first three (3) days following such Lender’s receipt of such notice, and thereafter at the LIBO Rate plus the Applicable Margin in respect of Revolving Loans bearing interest by reference to the LIBO Rate. Any such Lender’s failure to make available to Administrative Agent its Pro Rata Share of any such payment or disbursement, or return or rescission, as applicable, shall not relieve any other Lender of its obligation hereunder to make available such other Lender’s Pro Rata Share of such payment, but no Lender shall be responsible for the failure of any other Lender to make available such other Lender’s Pro Rata Share of any such payment or disbursement, or return or rescission.

(f)            Handling of Goods, Documents and Shipments. The Borrowers agree that any action taken by Administrative Agent, if taken in good faith, or any action taken by the Issuing Bank of whatever nature, under or in connection with the Letters of Credit, the Letter of Credit Guaranties, drafts or acceptances relating to Letters of Credit, or the goods subject thereto, shall be binding on each Borrower and shall not result in any liability whatsoever of Administrative Agent to the Borrowers. Administrative Agent shall have the full right and authority, on behalf of the Lenders, to (a) clear and resolve any questions of non-compliance of documents, (b) give any instructions as to acceptance or rejection of any documents or goods, (c) execute any and all steamship or airway guaranties (and applications therefor), indemnities or delivery orders, (d) grant any extensions of the maturity of, time of payment for, or time of presentation of, any drafts, acceptances, or documents, and (e) agree to any amendments, renewals, extensions, modifications, changes or cancellations of any of the terms or conditions of any of the applications, the Letters of Credit, the Letter of Credit Guaranties or drafts or acceptances relating to Letters of Credit. An Issuing Bank shall be entitled to comply with and honor any and all such documents or instruments executed by or received solely from Administrative Agent, without any notice to or any consent from the Borrowers or the Borrower Representative. Notwithstanding any prior course of conduct or dealing with respect to the foregoing (including amendments to and non- compliance with any documents, and/or the Borrowers’ or the Borrower Representative’s instructions with respect thereto), Administrative Agent may exercise its rights under this Section 2.24(f) in its sole but reasonable business judgment. In addition, each Borrower and the Borrower Representative agree not to: (a) at any time, (i) execute any application for steamship or airway guaranties, indemnities or delivery orders, (ii) grant any extensions of the maturity of, time of payment for, or time of presentation of, any drafts, acceptances or documents, or (iii) agree to any amendments, renewals, extensions, modifications, changes or cancellations of any of the terms or conditions of any of the applications, Letters of Credit, drafts or acceptances; and (b) if an Event of Default shall have occurred and remain outstanding, (i) clear and resolve any questions of non-compliance of documents or (ii) give any instructions as to acceptances or rejection of any documents or goods.

(g)           Compliance with Laws; Payment of Levies and Taxes. The Borrowers agree that (a) all necessary import and export licenses and certificates necessary for the import or handling of the Collateral will be promptly procured, (b) all foreign and domestic governmental Laws and regulations in regard to the shipment and importation of the Collateral or the financing thereof will be promptly and fully complied with, and (c) any certificate in that regard that Administrative Agent may at any time request will be promptly furnished to Administrative Agent. In connection herewith, the Borrowers represent and warrant to Administrative Agent and the Lenders that all shipments made under any Letter of Credit are and will be in compliance with the Laws and regulations of the countries in which the shipments originate and terminate, and are not prohibited by any such Laws and regulations. The Borrowers assume all risk, liability and responsibility for, and agree to pay and discharge, all present and future local, state, federal or foreign Taxes, duties, or levies pertaining to the importation and delivery of the Collateral. Any embargo, restriction, law, custom or regulation of any country, state, city, or other political subdivision, where the Collateral is or may be located, or wherein payments are to be made, or wherein drafts may be drawn, negotiated, accepted, or paid, shall be solely the Borrowers’ risk, liability and responsibility.

(h)           Subrogation Rights. Upon any payments made to an Issuing Bank under a Letter of Credit Guaranty, Administrative Agent, for the benefit of the Lenders, shall acquire by subrogation, any rights, remedies, duties or obligations granted to or undertaken by the Borrowers, or any of them, to the Issuing Bank in any application for Letter of Credit, any standing agreement relating to Letters of Credit or otherwise, all of which shall be deemed to have been granted to Administrative Agent, for the benefit of the Lenders, and apply in all respects to Administrative Agent and shall be in addition to any rights, remedies, duties or obligations contained herein.

(i)            Deposit Obligations of Borrowers. Upon the request of Administrative Agent or the Issuing Bank (or the Letter of Credit Guarantor, as the case may be), (x) if the Issuing Bank (or the Letter of Credit Guarantor, as the case may be) has honored any full or partial drawing request under any Letter of Credit (as if any Letter of Credit Guarantor has made a payment under a Letter of Credit Guaranty) and such drawing (or payment) has resulted in any Unreimbursed Amounts or (y) in the event any Letters of Credit, Letter of Credit Guaranties or Unreimbursed Amounts are outstanding at the time that Borrowers prepay or are required to repay the Obligations or the Revolving Commitments are terminated, Borrowers shall Cash Collateralize one hundred and five percent (105%) of the aggregate outstanding Letter of Credit Liabilities and such Cash Collateral shall be available to Administrative Agent, for its benefit and the benefit of Issuing Banks that are Lenders hereunder and Letter of Credit Guarantors, to reimburse payments of drafts drawn under such Letters of Credit and pay any fees and expenses related thereto. At any time that there shall exist a Defaulting Lender, promptly upon the request of Administrative Agent or the Issuing Bank (or the Letter of Credit Guarantor, as the case may be), unless the Fronting Exposure of such Defaulting Lender is reallocated to one or more Lenders that are not a Defaulting Lender, the Borrowers shall deliver to Administrative Agent Cash Collateral in an amount sufficient to cover all Fronting Exposure (after giving effect to Section 12.15 and any Cash Collateral provided by the Defaulting Lender). Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under this Section 2.24 in respect of Letters of Credit shall be held and applied in satisfaction of the specific Letter of Credit Liabilities, obligations to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided, prior to any other application of such property as may be provided herein. Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or other obligations shall be released promptly following (i)    the elimination of the applicable Fronting Exposure or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender) or (ii) Administrative Agent’s good faith determination that there exists excess Cash Collateral; provided, however, that (x) Cash Collateral furnished by or on behalf of a Credit Party shall not be released during the continuance of a Default or Event of Default and (y) the Person providing Cash Collateral and the Issuing Bank (or the Letter of Credit Guarantor, as the case may be) may agree that Cash Collateral shall not be released but instead held to support future anticipated Fronting Exposure or other obligations. Each Borrower hereby grants to Administrative Agent, for the benefit of Administrative Agent and the other Lenders, a security interest in all such cash, deposit accounts and all balances therein pledged, deposited with or delivered to Administrative Agent and all proceeds of the foregoing. Cash Collateral shall be maintained in blocked, noninterest bearing deposit accounts at a bank designated by Administrative Agent.

2.25       Use of Proceeds. . The extensions of credit under and proceeds of the Revolving Loans made pursuant to the Revolving Facility shall be used (a) to finance the acquisition of equipment and Capital Expenditures to the extent otherwise permitted hereunder, (b) to fund Permitted Acquisitions and fees and transaction costs associated therewith, and (c) for working capital and other general corporate purposes.

ARTICLE 3      CONDITIONS PRECEDENT TO LOANS

3.1         Conditions of Closing Date. The obligation of Lenders to enter into this Agreement and the other Loan Documents on the Closing Date (the “Closing”) is subject to satisfaction of each of the following conditions precedent:

(a)          Administrative Agent shall have received all of the following deliverables, each in form and substance satisfactory to Administrative Agent:

(i)            executed counterparts of this Agreement and the other Loan Documents required by Administrative Agent to be executed on the Closing Date;

(ii)           [reserved];

(iii)          such certificates of resolutions or other action, incumbency certificates and/or other certificates of Authorized Officers of each Credit Party as Administrative Agent may require;

(iv)          such Organization Documents and certifications as Administrative Agent may require to evidence that each Credit Party is duly organized or formed, and that each Credit Party is validly existing, in good standing and qualified to engage in business in each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification;

(v)           a certificate signed by an Authorized Officer of each Credit Party either (A) certifying that all consents, licenses and approvals required in connection with the execution, delivery and performance by the Credit Parties and the validity against the Credit Parties of the Loan Documents are in full force and effect and have been delivered to Administrative Agent, or (B) stating that no such consents, licenses or approvals are so required;

(vi)         a certificate signed by an Authorized Officer of Borrowers certifying: (A) that the conditions specified in Section 3.1 have been satisfied, (B) that there has been no event or circumstance since December 31, 2019 that has had or could be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect, (C) that no event or circumstance has occurred or exists that constitutes a Default or Event of Default and (D) as to the solvency of Borrowers and the other Credit Parties as of the Closing Date and after giving effect to the Revolving Loans made on the Closing Date;

(vii)         correct and complete certified copies of (A) each Lease Agreement, (B) each management agreement (if any), (C) each Material Contract and (D) the licenses and permits of each Borrower that constitute Healthcare Authorizations together with all applicable amendments thereto, all of which shall be acceptable to Administrative Agent in its sole and absolute discretion; and

(viii)        evidence that all Required Insurance has been obtained and is in effect, and Administrative Agent shall have confirmed that Administrative Agent, for the benefit of the Lender, has been named as a lender’s loss payee or additional insured with respect to the Required Insurance in a manner satisfactory to Administrative Agent;

(b)          Administrative Agent, for the benefit of itself and the Lenders, as applicable, shall have received payment in full of all fees required to be paid under Section 2.14 on or before the Closing Date;

(c)          Administrative Agent shall have received Lien searches (including UCC, tax Lien, and judgment searches) demonstrating the absence of Liens on the Collateral other than Permitted Liens or Liens satisfied as of the Closing Date to the satisfaction of Administrative Agent (other than to the extent permitted to be satisfied after the Closing Date pursuant to Section 5.17);

(d)         Administrative Agent shall have received: (i) copies of all filing receipts and acknowledgments issued by the appropriate Governmental Authority to evidence recordation or filing necessary to perfect the Lien of Administrative Agent (for the benefit of itself and Lenders) on the Collateral or other satisfactory evidence of such recordation and filing, and (ii) evidence that such Lien constitutes a First Priority Lien in favor of Administrative Agent (for the benefit of itself and the Lenders) other than Liens to be satisfied as of the Closing Date to the satisfaction of Administrative Agent (other than to the extent permitted to be satisfied after the Closing Date pursuant to Section 5.17);

(e)          Administrative Agent shall have received a completed Borrowing Base Report and a pro forma Compliance Certificate;

(f)          Administrative Agent shall have received such financial statements, reports, certifications, Collateral audits, and other operational information required to be delivered hereunder or otherwise required by Administrative Agent, which shall include financial statements of the type required to be delivered under (i) Section 8.3(a) for the three (3) Fiscal Years preceding the Closing Date and (ii) Section 8.3(c) for the calendar month and year-to-date period most recently ended at least thirty (30) days prior to the Closing Date;

(g)           [Reserved];

(h)           [Reserved];

(i)            Administrative Agent shall have received a favorable written opinion (addressed to Administrative Agent and Lenders and dated the Closing Date) of legal counsel for Borrowers and the other Credit Parties, in form and substance acceptable to Administrative Agent in its sole discretion;

(j)            Each Borrower and each other Credit Party shall have executed and filed IRS Form 8821 with the appropriate office of the Internal Revenue Service;

(k)           At least five (5) days prior to the Closing Date, (a) each Credit Party shall have provided all documentation and other information that Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and (b) receipt by Administrative Agent of a Beneficial Ownership Certification in relation to any Credit Party that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation;

(l)            Administrative Agent shall have received and be satisfied with background checks on certain owners and senior management of the Borrowers;

(m)          Administrative Agent shall be satisfied with the results of its review of a quality of earnings report, a field examination, Collateral audits, site visits, and due diligence with respect to the Credit Parties, including healthcare and regulatory due diligence;

(n)           Administrative Agent shall have received such other assurances, certificates, documents, consents or opinions as Administrative Agent reasonably may require;

(o)           Administrative Agent shall have completed and be satisfied with an updated examination and verification of the books and records of Borrowers, and such examination shall indicate that no material adverse change has occurred in the financial condition, business, prospects, profits, operations or assets of the Borrowers since December 31, 2019;

(p)           Administrative Agent shall have received each of the agreements, opinions, reports, approvals, consents, certificates and other documents set forth on the closing document list attached hereto as Exhibit D in each case in form and substance satisfactory to Administrative Agent (with such number of originals or copies as required by Administrative Agent);

(q)           [Reserved]; and

(r)            Administrative Agent shall have received a certificate of Borrower Representative’s chief financial officer, in form, substance and detail satisfactory to Administrative Agent demonstrating that (i) Adjusted EBITDA for the Consolidated Entities (as adjusted in a manner satisfactory to Administrative Agent) for the Test Period ending June 30, 2020 (giving pro forma effect to the Health Technology Acquisition) is equal to or greater than $14,500,000 and (ii) Borrowers, on a consolidated basis, have Borrowing Base Excess of at least $13,000,000.

3.2         Conditions to the Initial Revolving Loan and All Additional Loans and Letters of Credit. The obligation of the Lenders to make the initial Revolving Loan, any other Revolving Loan and the obligation of Issuing Bank to issue any Letter of Credit (or the obligation of Administrative Agent to issue guaranties or risk participations to the Issuing Bank to induce the Issuing Bank to issue Letters of Credit) is subject to satisfaction of each of the following conditions precedent:

(a)           The Availability Date has occurred;

(b)           The representations and warranties of each Borrower and each other Credit Party contained in Article 4 or any other Loan Document, shall be true and correct on and as of the date of such Revolving Loan or Letter of Credit, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and except that for purposes of this Section 3.2, the representations and warranties contained in Section 4.9 shall be deemed to refer to the most recent Borrowing Base Report and financial statements furnished pursuant to Section 8.3;

(c)           No Default or Event of Default shall exist, or would result from such proposed Loan or Letter of Credit or from the application of the proceeds thereof;

(d)           Administrative Agent shall have received, in form and substance satisfactory to it, such other assurances, certificates, documents or consents related to the foregoing as Administrative Agent reasonably may require; and

(e)           Each Loan Request or request for Letter of Credit submitted by Borrowers shall be deemed to be a representation and warranty that the conditions specified in this Section 3.2 have been satisfied on and as of the date of the applicable Loan or Letter of Credit, as applicable.

3.3         Limited Waiver of Conditions Precedent. If any Lender funds any Loan or grants any other accommodation, or if Issuing Bank issues any Letter of Credit (or Administrative Agent issues guaranties or risk participations to the Issuing Bank to induce the Issuing Bank to issue any Letter of Credit), when any conditions precedent are not satisfied (regardless of whether the lack of satisfaction was known or unknown at the time), it shall not operate as a waiver of (a) the right of such Lender to insist upon satisfaction of all conditions precedent with respect to any subsequent funding, issuance, creation or grant; or (b) any Default or Event of Default due to such failure of conditions or otherwise.

ARTICLE 4      REPRESENTATIONS AND WARRANTIES

Each Borrower and each other Credit Party represents and warrants to Administrative Agent and Lenders that, as of the Closing Date and as of the date of the making of each Loan, the issuance of each Letter of Credit or other extension of credit hereunder:

4.1         Organization. Each Borrower and each other Credit Party has been duly organized and is validly existing and in good standing under the Laws of the state of its formation, with requisite power and authority, and all rights, licenses, permits and authorizations, governmental or otherwise, necessary to own its properties and to transact its business. Each Borrower and each other Credit Party is in good standing under the laws of the jurisdiction of its incorporation or organization. Each Borrower and each other Credit Party is duly qualified to do business in each jurisdiction where it is required to be so qualified in connection with its properties, business and operations, except to the extent the failure to be so qualified could not reasonably be expected to result in a Material Adverse Effect.

4.2         Authorization; Enforceability. Each Borrower and each other Credit Party has taken all necessary action to authorize the execution, delivery and performance of the Loan Documents to which it is a party. The Loan Documents have been duly executed and delivered by each Borrower and each other Credit Party and constitute legal, valid and binding obligations of each Borrower and each other Credit Party enforceable against such Borrower and such other Credit Party in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar Laws affecting rights of creditors generally, and general principles of equity. The Loan Documents are not subject to, and neither Borrower nor any other Credit Party has asserted, any right of rescission, set-off, counterclaim or defense, including the defense of usury. No exercise of any of the terms or conditions of the Loan Documents, or any right thereunder, will render any Loan Document unenforceable.

4.3          No Conflicts. The execution, delivery and performance of the Loan Documents by each Borrower and each other Credit Party and the transactions contemplated thereby will not (a) conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any Lien (other than pursuant to the Loan Documents) upon any of the properties and assets of any Borrower or any other Credit Party pursuant to the terms of, any agreement or instrument to which such Borrower or such other Credit Party is a party or by which its property is subject or (b) result in any violation of any Applicable Laws relating to any Borrower, any Credit Party or the property or assets of the foregoing. Any consent, approval, authorization, order, registration or qualification of or with any Governmental Authority required for the execution, delivery and performance by each Borrower and each other Credit Party of the Loan Documents has been obtained and is in full force and effect.

4.4          Litigation. As of the Closing Date, there are no actions, suits or other proceedings at law or in equity by or before any Governmental Authority pending or threatened against or affecting any Borrower, any other Credit Party, any Manager or any Facility, in which the amount of claimed damages, fines or other liabilities is in excess of $100,000, except as set forth on Schedule 4.4 hereto. There are no facts, circumstances or conditions that would reasonably be expected to form the basis for any material investigation, suit, claim, audit, action (legal or regulatory) or proceeding (legal or regulatory) by a Governmental Authority against or affecting any Credit Party relating to any Healthcare Law. There are no actions, suits or other proceedings at law or in equity by or before any Governmental Authority now pending or threatened against or affecting any Borrower, any other Credit Party, any Manager or any Facility, which, if adversely determined, could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

4.5          Restrictive Agreement. No Borrower or Credit Party is a party to any Restrictive Agreement (other than a Restrictive Agreement entered into in connection with a purchase or lease of fixed or capital assets, including real property, that prohibits Liens on such fixed or capital assets).

4.6          Title. Each Borrower and each other Credit Party owns the property granted by it as Collateral under the Collateral Documents, free and clear of any and all Liens (other than Permitted Liens). Upon the proper filing of UCC financing statements, and the taking of the other actions required by Administrative Agent, the Liens granted pursuant to the Collateral Documents will constitute valid and enforceable First Priority Liens on the Collateral in favor of Administrative Agent (for the benefit of itself and the Lenders).

4.7          No Bankruptcy Filing. No Borrower, any other Credit Party nor Manager is contemplating either the filing of any Insolvency Proceeding or has any knowledge of any Person contemplating the filing of any such petition against any such Borrower, any such Credit Party or Manager.

4.8          Solvency. Each Borrower and each other Credit Party is Solvent. No Credit Party has entered into the transactions contemplated by this Agreement and the other Loan Documents with the intent to hinder, delay, or defraud any creditor.

4.9          Full and Accurate Disclosure. No statement of fact made by any Borrower or any other Credit Party in any Loan Documents contains any untrue statement of a material fact or omits to state any material fact necessary to make statements contained therein not misleading. There is no material fact presently known to any Borrower or any other Credit Party that has not been disclosed to Administrative Agent and Lenders which adversely affects, or, as far as any Borrower or any other Credit Party can foresee, might adversely affect, the business, operations or condition (financial or otherwise) of any Borrower or any other Credit Party. All financial data, including the statements of cash flow and income and operating expense, that have been delivered to Administrative Agent and Lenders in respect of each Borrower, and each other Credit Party (i) are true, complete and correct in all material respects, (ii)    accurately represent the financial condition of each Borrower, and each other Credit Party as of the date of such reports, and (iii) to the extent prepared by an independent certified public accounting firm, have been prepared in accordance with IFRS consistently applied throughout the periods covered, except as disclosed therein; provided that, with respect to any projected financial information, the Credit Parties represent that such information was prepared in good faith based upon assumptions believed to be reasonable at the time prepared and at the time made available to Administrative Agent and the Lenders. Administrative Agent and the Lenders acknowledge that the pro forma financial statements and other economic forecasts and information of a general industry nature delivered by Credit Parties hereunder are not factual representations and that the actual financial results of the Consolidated Entities may differ from the pro forma financial statements and other economic forecasts submitted from time to time. No Credit Party has any contingent liabilities, liabilities for taxes, unusual forward or long-term commitments, unrealized or anticipated losses from any unfavorable commitments or any liabilities or obligations not expressly permitted by this Agreement. Since the financial statements delivered to Administrative Agent and the Lenders as of December 31, 2019, there has been no material adverse change in the financial condition, operations or business of any Borrower, or any other Credit Party from that set forth in such financial statements. As of the Closing Date, the information included in the Beneficial Ownership Certification is true and correct in all respects.

4.10        Tax Filings. To the extent required, each Borrower and each other Credit Party has filed or has filed on its behalf (or has obtained effective extensions for filing) all federal, state and local tax returns required to be filed and have paid or made adequate provision for the payment of all federal, state and local taxes, charges and assessments payable by each Borrower and each other Credit Party. The tax returns of each Borrower and each other Credit Party (if any) properly reflect the income and taxes of such Borrower and such other Credit Party for the periods covered thereby, subject only to reasonable adjustments required by the Internal Revenue Service or other applicable tax authority upon audit.

4.11        No Plan Assets. As of the Closing Date and at all times thereafter (i) no Credit Party is and will not be an “employee benefit plan,” as defined in Section 3(3) of ERISA, (ii) none of the assets of any Credit Party constitutes or will constitute “plan assets” of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101, (iii) no Credit Party is nor will be a “governmental plan” within the meaning of Section 3(32) of ERISA, and (iv) transactions by or with Credit Parties are not and will not be subject to state statutes regulating investment of, and fiduciary obligations with respect to, governmental plans. As of the date hereof, neither any Borrower, nor any member of a “controlled group of corporations” (within the meaning of Section 414 of the Code) maintains, sponsors or contributes to a “defined benefit plan” (within the meaning of Section 3(35) of ERISA) or a “multiemployer pension plan” (within the meaning of Section 3(37)(A) of ERISA).

4.12        Compliance. Each Borrower and each other Credit Party is in compliance with the requirements of all Applicable Laws and all Governmental Authorizations applicable to it or to its properties, except in such instances in which (a) such requirement of Applicable Law or order, writ, injunction or decree is being reasonably contested in good faith by appropriate proceedings diligently conducted, or (b) the failure to comply therewith, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

4.13        Federal Reserve Regulations; Investment Company Act. No part of the proceeds of the Loans will be used for the purpose of purchasing or acquiring any “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or for any other purpose that would be inconsistent with such Regulation U or any other regulation of such Board of Governors, or for any purpose prohibited by Laws or any Loan Document. No Credit Party is (i) an “investment company” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended; (ii) a “holding company” or a “subsidiary company” of a “holding company” or an “affiliate” of either a “holding company” or a “subsidiary company” within the meaning of the Public Utility Holding Company Act of 2005, as amended; or (iii) subject to any other Laws which purport to restrict or regulate its ability to borrow money.

4.14        Ownership of Borrowers and other Credit Parties. A list of the holders of the Equity Interests of each Borrower and each other Credit Party is set forth on Schedule 4.14 hereto, and no other Person has any rights and/or claim to any issued or unissued Equity Interest of any Borrower or any other Credit Party, except as set forth on Schedule 4.14.

4.15        Material Contracts. A list of all Material Contracts as of the Closing Date is set forth on Schedule 4.15. Borrowers have delivered to Administrative Agent true and correct copies of all Material Contracts. Each Material Contract is in full force and effect. There is no default, breach or violation existing thereunder, and no event has occurred (other than payments due but not yet delinquent) that, with the passage of time or the giving of notice, or both, would constitute a default, breach or violation thereunder, by either party thereto. None of the Material Contracts has been amended or modified except pursuant to a written agreement which has been delivered to Administrative Agent.

4.16        Inventory Suppliers. Schedule 4.16 sets forth a complete and accurate list of all Inventory Suppliers.

4.17        Compliance with Environmental Laws. Each Credit Party’s past or present operations, real estate or other properties and assets, including the Facilities, are not as of the Closing Date or any time thereafter subject to any investigation of any Governmental Authority to determine whether any remedial action is needed to address any environmental pollution, Hazardous Material or environmental clean-up. No Credit Party has received any Environmental Notice. No Credit Party has any contingent liability with respect to any Environmental Release, environmental pollution or Hazardous Materials on any real estate now or previously owned, leased or operated by it, including the Facilities.

4.18        Employee Matters. There are no controversies pending or, to the knowledge of any Credit Party, threatened between any Credit Party and any of its employees, agents or independent contractors, other than employee grievances arising in the ordinary course of business which, in the aggregate, could not reasonably be expected to have a Material Adverse Effect, and each Credit Party is in compliance with all Applicable Laws respecting employment and employment terms, conditions and practices, except for such noncompliance which could not reasonably be expected to have a Material Adverse Effect.

4.19        Intellectual Property. Each Credit Party owns or has the legal right to use adequate Intellectual Property to conduct its business as heretofore conducted by it, except to the extent that any such failure could not reasonably be expected to have a Material Adverse Effect. No claim or litigation regarding any of the foregoing is pending or, to the best knowledge of any Credit Party, threatened, by any Licensor or other Person against any Credit Party, which, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

4.20        Healthcare Authorizations and Accreditations. Each Borrower and each other Credit Party (a) has, or has made timely application for in accordance with Applicable Laws (including the Specified Laws), all Healthcare Authorizations and other rights from, and has made all declarations and filings with, all applicable Governmental Authorities, all self-regulatory authorities and all courts and other tribunals necessary to engage in the Healthcare Services conducted by the Credit Parties and the ownership, if any, and operation of the Facilities, and (b) has not received a citation which has not been nor will be remedied within any permitted cure period, nor has knowledge that any Governmental Authority is considering limiting, suspending or revoking any Healthcare Authorization. All Healthcare Authorizations are valid and in full force and effect and Borrower is in material compliance with the terms and conditions of all such Healthcare Authorizations. Each Borrower and each other Credit Party has received and maintained accreditation in good standing and without impairment by all applicable Accrediting Organizations, to the extent required by Law (including any equivalent regulation).

4.21        HIPAA/HITECH Compliance. To the extent that and for so long as any Borrower or each other Credit Party is a “covered entity” or “business associate” as either such term is defined under HIPAA/HITECH, each Borrower and any other Credit Party: (a) has undertaken or will promptly undertake all necessary surveys, audits, inventories, reviews, analyses and/or assessments (including any necessary risk assessments) of all areas of its business and operations required by HIPAA/HITECH and/or that could be adversely affected by the failure of such Borrower or Credit Party to be HIPAA/HITECH Compliant (as defined below); (b) has developed or will promptly develop a detailed plan and time line for becoming HIPAA/HITECH Compliant (a “HIPAA/HITECH Compliance Plan”); and (c) has implemented or will promptly implement those provisions of such HIPAA/HITECH Compliance Plan in all material respects necessary to ensure that each Borrower and each other Credit Party becomes HIPAA/HITECH Compliant. For purposes hereof, “HIPAA/HITECH Compliant” shall mean that each Borrower and each other Credit Party engaged in the Healthcare Services (x) is or will be in compliance with each of the applicable requirements of the Administrative Simplification provisions of HIPAA, and any applicable requirements of HITECH, on and as of each date that any part thereof, or any final rule or regulation thereunder, becomes effective in accordance with its or their terms, as the case may be (each such date, a “HIPAA/HITECH Compliance Date”) and (y) is not and could not reasonably be expected to become, as of any date following any such HIPAA/HITECH Compliance Date, the subject of any civil or criminal penalty, process, claim, action or proceeding, or any administrative or other regulatory review, survey, process or proceeding (other than routine surveys or reviews conducted by any Government Reimbursement Program or other accreditation entity) that could result in any of the foregoing or that could reasonably be expected to have a Material Adverse Effect.

4.22        Reimbursement; Third-Party Payors. Each Borrower and each other Credit Party has provided to Administrative Agent copies of all participation agreements with Third-Party Payors with respect to the business operations of each Borrower and each other Credit Party, and each Borrower and each other Credit Party is entitled to reimbursement under the Government Reimbursement Programs for services rendered to qualified beneficiaries, and each Borrower and each other Credit Party complies with the conditions of participation in all Government Reimbursement Programs and related contracts. Each Borrower and each other Credit Party is in compliance in all material respects with contracts with Account Debtors and is entitled to reimbursement under such contracts. Without limitation, there are no conditions not complied with that could jeopardize its participation in any Government Reimbursement Program or any Material Contracts.

4.23        Other Healthcare Regulatory Matters. Borrowers have developed and implemented a current and effective corporate health care regulatory compliance program (“CCP”). As of the Closing Date, no Borrower nor any Credit Party: (i) is a party to a corporate integrity agreement; (ii) is party to a DEA Memorandum of Understanding; (iii) has any reporting obligations pursuant to a settlement agreement, plan of correction, or other remedial measure entered into with a Governmental Authority; (iv) to Borrower’s or such Credit Party’s best knowledge, is the subject of any investigation conducted by any Governmental Authority involving compliance with Healthcare Laws; (v) is or has been a defendant in any qui tam/false claims act litigation; or (vi) has been served with or received any written search warrant, subpoena, civil investigative demand or contact letter from any Governmental Authority related to their business operations or any Facility owned or operated by them.

4.24       Compliance with Healthcare Laws.

(a)           Each Borrower and each other Credit Party has timely filed or caused to be timely filed, all cost reports and other reports of every kind whatsoever required by a Government Reimbursement Program, to have been filed or made with respect to the business operations of any such Borrower and any such Credit Party. There are no claims, actions or appeals filed, pending or threatened (and neither any Borrower nor any other Credit Party has filed any claims or reports which would result in any such claims, actions or appeals) before any Governmental Authority pertaining to any such Borrower’s or any such Credit Party’s business operations including any intermediary or contractor, the Provider Reimbursement Review Board or the Administrator of CMS, with respect to any Medicare or Medicaid cost reports or claims filed by any such Borrower or any such other Credit Party, or any disallowance by any Governmental Authority in connection with any audit of such cost reports;

(b)           Each Borrower, each other Credit Party and Manager have obtained all necessary accreditations to operate its business as now conducted, and currently is in compliance with all statutory and regulatory requirements applicable to it;

(c)           No Borrower, nor any other Credit Party nor Manager, is currently nor has in the past been subject, to its knowledge, to: (1) any state or local governmental investigation, inspection or inquiry related to any license or licensure standards applicable to Borrower or any Credit Party; (2) any federal, state, local governmental or private payor civil or criminal investigations, inquiries or audits involving and/or related to any federal, state or private payor healthcare fraud and abuse provisions or contractual prohibition of healthcare fraud and abuse; or (3) any federal, state or private payor inquiry, investigation, inspection or audit regarding any Borrower or any Credit Party or their activities, including any federal, state or private payor inquiry or investigation of any Person having “ownership, financial or control interest” in any Borrower or any Credit Party (as that term is defined in 42 C.F.R. § 420.201, et seq.) involving and/or related to healthcare fraud and abuse, false claims under 31 U.S.C. §§ 3729-3731 or any similar contractual prohibition, or any qui tam action brought pursuant to 31 U.S.C. § 3729, et seq.;

(d)           No Credit Party, nor any director, officer, shareholder, employee, agent or Person with a “direct or indirect ownership interest” (as that phrase is defined in 42 C.F.R. § 420.201) in any Borrower or any other Credit Party, or Manager: (1) has had a civil monetary penalty assessed against him or her pursuant to 42 U.S.C. § 1320a-7a; (2) has been excluded from participation in a Federal Health Care Program (as that term is defined in 42 U.S.C. § 1320a-7b); (3) has been convicted (as that term is defined in 42 C.F.R. § 1001.2) of any of those offenses described in 42 U.S.C. § 1320a-7b or 18 U.S.C. §§ 669, 1035, 1347, 1518, including any of the following categories of offenses: (A) criminal offenses relating to the delivery of an item or service under any Federal Health Care Program (as that term is defined in 42 U.S.C. § 1320a-7b) or healthcare benefit program (as that term is defined in 18 U.S.C. § 24b); (B) criminal offenses under federal or state law relating to patient neglect or abuse in connection with the delivery of a healthcare item or service; (C) criminal offenses under Laws relating to fraud and abuse, theft, embezzlement, false statements to third parties, money laundering, kickbacks, breach of fiduciary responsibility or other financial misconduct in connection with the delivery of a healthcare item or service or with respect to any act or omission in a program operated by or financed in whole or in part by any federal, state or local governmental agency; (D) Laws relating to the interference with or obstruction of any investigations into any criminal offenses described in (1) through (3) above; or (E) criminal offenses under Applicable Laws relating to the unlawful manufacturing, storage, distribution, prescription or dispensing of a controlled substance; or (4) has been involved or named in a U.S. Attorney complaint made or any other action taken pursuant to the False Claims Act under 31 U.S.C. §§ 3729-3731 or qui tam action brought pursuant to 31 U.S.C. § 3729, et seq.;

(e)           Each Borrower and each other Credit Party, is and shall continue to be in compliance with all Applicable Laws relating to its relationships with physicians;

(f)            Borrower and each other Credit Party and Manager, and their employees and contractors (other than contracted agencies), in the exercise of their duties on behalf of any Borrower and any other Credit Party, is and shall continue to be in compliance with all Healthcare Laws and any Laws applicable to the collections on Accounts, any contracts relating thereto or any other Collateral, or otherwise applicable to its business and properties, a violation of which could materially affect its ability to collect on its Accounts;

(g)           All Persons providing professional health care services for or on behalf of any Borrower or any other Credit Party (either as an employee or independent contractor) are appropriately licensed to provide such services; and

(h)           No Healthcare Authorizations of any Borrower or any other Credit Party have been suspended, revoked, limited or denied renewal at any time.

4.25        No Defaults. No event or circumstance has occurred or exists that constitutes a Default or Event of Default.

4.26        Patriot Act and OFAC Compliance. Neither any Borrower nor any other Credit Party nor any officer, director, shareholder or partner in any Borrower or member of such partner nor any owner of a direct or indirect interest in any Borrower (a) is listed on any Government Lists, (b) is a person who has been determined by competent authority to be subject to the prohibitions contained in Presidential Executive Order No. 13224 (Sept. 23, 2001) or any other similar prohibitions contained in the rules and regulations of OFAC or in any enabling legislation or other Presidential Executive Orders in respect thereof, (c) has been previously indicted for or convicted of any felony involving a crime or crimes of moral turpitude or for any Patriot Act Offense, (d) is currently under investigation by any Governmental Authority for alleged criminal activity or (e) is currently the subject or target of any Sanctions or located, organized or resident in any country or territory targeted by any Sanctions.

4.27        Survival. All of the representations and warranties in this Article 4 and elsewhere in the Loan Documents (i) shall survive until the repayment in full of the Obligations and the termination of this Agreement as described herein and (ii) shall be deemed to have been relied upon by Administrative Agent and Lenders notwithstanding any investigation heretofore or hereafter made by Administrative Agent or any Lender, or on its or their behalf.

4.28        Subordinated Indebtedness. The Credit Parties have delivered to Administrative Agent true and correct copies of all Subordinated Indebtedness Documents. None of the Subordinated Indebtedness Documents have been amended or modified except pursuant to a written agreement which has been delivered to Administrative Agent. No breach or default (beyond any applicable notice or cure period) has occurred or is continuing under any Subordinated Indebtedness Documents.

4.29       Federal Employer Identification Number. Each Credit Party’s federal employer identification number is listed on Schedule 4.29 hereto.

4.30       Compliance of Products.

(a)           Each Borrower and each other Credit Party:

(i)            except as set forth on Schedule 4.30(a), has been operating in compliance in all material respects with all reporting and regulatory requirements imposed upon it as well as the Specified Laws, including reporting to FDA and other agencies, to include state government agencies of product deviations, contamination or of device malfunctions and/or device-related serious injuries or deaths and reporting to FDA of Corrections or Removals, when and as required under the FDCA;

(ii)           has not, and none of its officers, directors, employees, shareholders, their agents or affiliates have, made an untrue statement of material fact or fraudulent statement to the FDA or failed to disclose a material fact required to be disclosed to the FDA, committed an act, made a statement, or failed to make a statement that could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Regulation 46191 (September 10, 1991);

(iii)          has not received any notice that any Governmental Authority, including the FDA, the Office of the Inspector General of HHS, the United States Department of Justice or any equivalent foreign agency, has commenced or threatened to initiate any action to enjoin a Credit Party, or any of its officers, directors, employees, shareholders, agents or Affiliates, from conducting their respective businesses at any facility owned or used by any of them, or for any material civil penalty, injunction, seizure or criminal action, or which would result in the revocation, transfer, surrender, suspension or other material impairment of any Healthcare Authorization;

(iv)          is not a participant in any federal program whereby any federal, state or local government or quasi-governmental body, agency, board or other authority may have the right to recover funds by reason of the advance of federal funds, including those authorized under the Hill-Burton Act (42 U.S.C. 291, et seq.);

(v)           has not been threatened to be (A) excluded from United States health care programs pursuant to 42 U.S.C. §1320a7 and related regulations, (B) “suspended” or “debarred” from selling products to the United States government or its agencies pursuant to the Federal Acquisition Regulation, relating to debarment and suspension applicable to federal government agencies generally (48 C.F.R. Subpart 9.4), or other Applicable Laws or regulations, or (C) made a party to any other action by any governmental authority that may prohibit it from selling products to any governmental or other purchaser pursuant to any Law;

(vi)          is in compliance with all Environmental Laws;

(vii)         maintains or causes to be maintained a standard of care in the storage, use, transportation and disposal of all Products, medical equipment, medical supplies, medical products and medical waste, of any kind and in any form, that is at least comparable to that which exists on the date of this Agreement and that is in conformity in all material respects with all applicable regulations and Laws;

(viii)        except as set forth on Schedule 4.30(a), has not received from the FDA at any time warning letters, Form FDA-483 inspection reports, “Untitled Letter”, other correspondence or notice setting forth allegedly objectionable observations or alleged violations of Laws and regulations enforced by the FDA, including the FDCA, or any comparable correspondence from any state or local authority responsible for regulating medical device products and establishments, or any comparable correspondence from any foreign counterpart of the FDA, or any comparable correspondence from any foreign counterpart of any state or local authority with regard to any Product or the manufacture, processing, packing, or holding thereof;]

(ix)          except as set forth on Schedule 4.30(a), has not engaged in any Recalls, Market Withdrawals, or other forms of product retrieval from the marketplace of any Products at any time;

(x)           has entered into a Transport and Disposal Agreement with a reputable and qualified Person for the transport and disposal of hazardous wastes pursuant to which such Person has agreed to provide such transport and disposal services at all facilities at which such biomedical wastes and hazardous wastes are generated in conformity in all material respects with all applicable regulations and Laws and such Transport and Disposal Agreement remains in full force and effect; and

(xi)          except as set forth on Schedule 4.30(a), maintains or causes to be maintained a policy that prevents the exposure of employees or contractors to bloodborne pathogens by prohibiting staff from handling returned or used Product if such Product is not received in a decontaminated manner.

(b)          With respect to Products:

(i)            No Borrower or other Credit Party has acquired, received, or otherwise transferred any human tissue or organs for valuable consideration for use in human transplantation, in violation of any Law;

(ii)           Schedule 4.30(b), hereto lists all Healthcare Authorizations issued by a Governmental Authority relating to a Product and/or the applicable Borrower’s or other Credit Party’s manufacture, sale, development, testing or marketing thereof maintained by Borrowers and other Credit Parties as of the Closing Date, together with the applicable Product category corresponding to the Healthcare Authorizations. Each Borrower and each other Credit Party has delivered to Administrative Agent on or prior to the Closing Date copies of all such Healthcare Authorizations. If, after the Closing Date, any Borrower or any other Credit Party acquires or renews any Healthcare Authorization issued by a Governmental Authority relating to a Product and/or the applicable Borrower’s or Credit Party’s manufacture, sale, development, testing or marketing thereof issued, Borrowers shall promptly deliver a copy of such new or renewed Healthcare Authorization along with a copy of an update to Schedule 4.30(b);

(iii)          except as set forth on Schedule 4.30(b), each Product has been and/or shall be manufactured, imported, possessed, owned, warehoused, marketed, promoted, sold, labeled, furnished, distributed and marketed in accordance with all applicable Healthcare Authorizations and Laws, including but not limited to the FDCA;

(iv)          without limiting the generality of Section 4.20, with respect to any Product being tested or manufactured by any Borrower or any other Credit Party, such Borrower or Credit Party has received, and such Product shall be the subject of, all Healthcare Authorizations needed in connection with the testing or manufacture of such Product as such testing is currently being conducted by or on behalf of such Borrower or Credit Party, and such Borrower or Credit Party has not received any notice from any applicable Governmental Authority, including the FDA, that such Governmental Authority is conducting an investigation or review of (A) such Borrower’s or Credit Party’s manufacturing facilities and processes for such Product which have disclosed any material deficiencies or violations of Applicable Laws (including Healthcare Laws) and/or the Healthcare Authorizations related to the manufacture of such Product, or (B) any such Healthcare Authorizations or that any such Healthcare Authorization has been revoked or withdrawn, nor has any such Governmental Authority issued any order or recommendation stating that the development, testing and/or manufacturing of such Product by such Borrower or Credit Party should cease;

(v)           without limiting the generality of Section 4.20, with respect to any Product marketed, leased, rented, or sold by any Borrower or any other Credit Party, such Borrower or Credit Party shall have received, and such Product shall be the subject of, all Healthcare Authorizations needed in connection with the marketing and sales of such Product as currently being marketed, leased, rented, or sold by such Borrower or Credit Party, and such Borrower or Credit Party has not received any notice from any applicable Governmental Authority, including the FDA, that such Governmental Authority is conducting an investigation or review of any such Healthcare Authorization or approval or that any such Healthcare Authorization has been revoked or withdrawn, nor has any such Governmental Authority issued any order or recommendation stating that such marketing or sales of such Product cease or that such Product be withdrawn from the marketplace; and

(vi)          No Borrower or any other Credit Party has experienced any significant failures in their manufacturing of any Product such that the amount of such Product successfully manufactured by it in accordance with all specifications thereof and the Healthcare Authorizations related thereto in any month shall decrease significantly with respect to the quantities of such Product produced in the prior month.

(c)           Neither the execution nor performance by any Borrower or any other Credit Party of any Loan Documents, nor the exercise of any remedies by any party thereunder, will adversely affect any of the Healthcare Authorizations.

4.31       Holding Company Status. Parent is not engaged in any trade or business in violation of Section 6.19.

4.32       Representations Regarding Accounts. Borrowers represent and warrant to Administrative Agent and the Lenders that, with respect to each Account that:

(a)           Each Account that has been identified by Borrowers on a Borrowing Base Report as an Eligible Account satisfies each of the conditions of an Eligible Account, and if such Account is an obligation pursuant to an Acceptable Rental Agreement, the Inventory Supplier with respect to the underlying Vendor Lease, if any, has entered into an Inventory Subordination Agreement as required by clause (t) in the definition of “Eligible Accounts” (or Administrative Agent has consented in writing to not require an Inventory Subordination Agreement with respect to such Inventory Supplier as set forth in clause (t) in the definition of “Eligible Accounts”);

(b)           All information relating to such Account that has been delivered to Administrative Agent is true and correct in all material respects. With respect to each such Account that has been billed, the corresponding Borrower has delivered to the Payor all requested supporting claim documents and all information set forth in the bill and supporting claim documents is true, complete and correct in all material respects;

(c)           There is no Lien or adverse claim (other than Permitted Liens) in favor of any third party, nor any filing against any Borrower, as debtor, covering or purporting to cover any interest in any Account;

(d)           Such Account is (i) owed by the Payor identified by Borrowers as being obligated to pay such Account in an amount not less than such Account’s Estimated Net Value and is recognized by such Payor as an obligation of such Payor, (ii) the legally enforceable obligation of such Payor and (iii) an account receivable or related general intangible within the meaning of the UCC, or is a right to payment under a policy of insurance or proceeds thereof, and is not evidenced by any instrument or chattel paper (other than Acceptable Rental Agreements). There is no payor other than the Payor identified by Borrowers as the payor primarily liable on such Account;

(e)           The services constituting the basis of such Account (i) were determined by the patient’s physician to be medically necessary for the patient, (ii) at the time such services were rendered, all such services were fully covered by the insurance policy or contract obligating the applicable Payor to make payment with respect to such Account (and the corresponding Borrower has verified such determination) and (iii) the patient received such services in the ordinary course of such Borrower’s business;

(f)            If such Account has not been billed, the services giving rise to such Account have been properly recorded in the corresponding Borrower’s accounting system;

(g)           Such Account will only be included by Borrowers in the Borrowing Base Report if such Account was billed no later than forty-five (45) days after the day on which the services or goods giving rise to such Account were rendered or provided, as applicable, provided that all prerequisites to bill the Account have been met, including, but not limited to, the receipt of signed physician orders for all services ordered verbally by the patient’s physician and each bill contains an express direction requiring the Payor to remit payments to either the Government Receivables Account or Non-Government Receivables Account, as applicable; and

(h)           Neither such Account nor the related contract contravenes any Laws, rules or regulations applicable thereto (including Laws, rules and regulations relating to usury, consumer protection, truth-in-lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy), and no party to such related contract is in violation of any such law, rule or regulation in connection with such contract.

4.33       CARES Act Obligations. Each Borrower and each other Credit Party represents and warrants that Schedule 2 sets forth a true and correct summary of all CARES Act Obligations, including the total amounts outstanding, any amounts any Borrower or any other Credit Party intends to return to the applicable Governmental Authority, full amounts received, and the dates such amounts were received by the Borrowers or other Credit Parties. Each Borrower and each other Credit Party further represents and warrants that all requests complied with the requirements of the applicable CARES Act program.

ARTICLE 5      AFFIRMATIVE COVENANTS

So long as any Lender shall have any commitment to make any Loan hereunder, or any Loan or other Obligation hereunder shall remain unpaid or unsatisfied, each Borrower and each other Credit Party that is a party hereto covenants and agrees as follows:

5.1          Payment of Obligations. Each Borrower and each other Credit Party shall pay and discharge as the same shall become due and payable, all its obligations and liabilities, including (a) all tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being reasonably contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with IFRS are being maintained by such Borrower or such other Credit Party; (b) all lawful claims which, if unpaid, would by Law become a Lien upon its property (other than Permitted Liens); and (c) all Indebtedness, as and when due and payable (subject to any applicable grace or cure periods), but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness.

5.2          Preservation of Existence, Etc. Each Borrower and each other Credit Party shall (a) preserve, renew and maintain in full force and effect its legal existence and good standing under the Laws of the jurisdiction of its organization; and (b) take all action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.3          Maintenance of Properties. Each Borrower and each other Credit Party shall (a) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted; (b) make all necessary repairs thereto and renewals and replacements thereof except where the failure to do so could not reasonably be expected to have a Material Adverse Effect; and (c) use the standard of care typical in the industry in the operation and maintenance of its Facilities.

5.4          Maintenance of Insurance. Each Borrower and each other Credit Party shall maintain at all times insurance on all of their respective properties and assets covering the repair and full replacement costs of all such property on an all risk basis (including the perils of wind/hail, storms, including named storms, flood and earthquake, as applicable) and coverage for business interruption and professional liability, comprehensive general liability and excess liability/umbrella insurance with financially sound and reputable insurance companies, in such reasonable amounts including deductibles and covering such insurable risks as are at all times reasonably satisfactory to Administrative Agent and with respect to coverage limits, the limits and coverages as in effect on the Closing Date (the “Required Insurance”). All policies relating to Required Insurance are to be in form and detail and contain such other provisions as Administrative Agent reasonably may require to fully protect Administrative Agent’s and Lenders’ interest in the Collateral and to any payments to be made under such policies. All professional and general liability insurance policies, including umbrella/excess policies, relating to Required Insurance shall name Administrative Agent, on behalf of itself and the Lenders, as an “additional insured,” including a separation of insureds clause and all property insurance policies relating to Required Insurance shall name Administrative Agent, on behalf of itself and the Lenders, as lender’s loss payee. Each loss payable endorsement in favor of Administrative Agent, on behalf of itself and the Lenders, shall provide (x) for not less than thirty (30) days prior written notice to Administrative Agent of the exercise of any right of cancellation or material alteration and (y) that Administrative Agent’s, on behalf of itself and the Lenders, right to payment under any property insurance policy will not be invalidated by any act or neglect of, or any breach of warranty or condition by, Borrowers (or any of them) or any other party. Administrative Agent shall not be responsible for premiums, warranties or representations to insurance companies. If an Event of Default shall have occurred and remain outstanding, Administrative Agent shall have the sole right, in the name of Administrative Agent, on behalf of itself and the Lenders, or Borrowers (or any of them), to file claims under any insurance policies, to receive, receipt and give acquittances for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies. In the event any Borrower or any other Credit Party fails to provide Administrative Agent with evidence of the Required Insurance in the manner set forth in this Section 5.4, Administrative Agent (for the benefit of itself and the Lenders) may, following three (3) days’ written notice to Borrower Representative, purchase insurance at Borrowers’ expense to protect Administrative Agent’s and the Lenders’ interests in the Collateral. The insurance purchased by Administrative Agent (for the benefit of itself and the Lenders) may, but need not, protect Borrowers’ interests in the Collateral, and therefor such insurance may not pay any claim that any Borrower may make or any claim that is made against any Borrower in connection with the Collateral. Borrowers may later request that Administrative Agent cancel any insurance purchased by Administrative Agent, but only after providing Administrative Agent with satisfactory evidence that Borrowers have the Required Insurance. If Administrative Agent purchases insurance covering all or any portion of the Collateral, Borrowers shall be responsible for the costs of such insurance, including interest (at the applicable rate set forth hereunder for Revolving Loans) and other charges accruing on the purchase price thereof, until the effective date of the cancellation or the expiration of the insurance, and Administrative Agent may add all of such costs, interest and other charges to the Obligations. The costs of the premiums of any insurance purchased by Administrative Agent may exceed the costs of insurance that Borrowers may be able to purchase on their own.

5.5          Compliance With Laws. Each Borrower and each other Credit Party shall and shall cause Manager to comply with the requirements of all Applicable Laws (including any Environmental Laws and Healthcare Laws) and obtain, maintain and comply with all Governmental Authorizations and Healthcare Authorizations, in each instance, applicable to it or to its business or property, in each case except to the extent any failure to comply with the foregoing could not reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, if any Environmental Release occurs at any Facility or any other properties of any Borrower or any other Credit Party, the applicable Borrower or other Credit Party shall act promptly and diligently to investigate and report to Administrative Agent and all appropriate Governmental Authorities the extent of, and to make appropriate remedial action to eliminate, such Environmental Release, whether or not directed to do so by any Governmental Authority.

5.6          Books and Records. Each Borrower and each other Credit Party shall (a) maintain proper books of record and account, in which full, true and correct entries in conformity with IFRS, consistently applied shall be made of all financial transactions and matters involving the assets and business of such Borrower or such other Credit Party; and (b) maintain such books of record and account in material conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over such Borrower or such other Credit Party. Each Credit Party shall maintain or cause to be maintained at all times books and records pertaining to the Collateral in such detail, form and scope as Administrative Agent shall reasonably require.

5.7          Inspection Rights; Field Audits; Appraisals. Each Borrower and each other Credit Party shall permit agents, representatives, consultants and other independent contractors of Administrative Agent to visit, audit and inspect any of its Facilities and other properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants, and to conduct a field examination and audit of the Collateral, including chattel paper of any Borrower wherever located (including any approved records storage facility subject to a Custodial Administration Agreement), Inventory and Accounts, all at the expense of Borrowers and at such reasonable times during normal business hours and as often as may be reasonably desired, and so long as no Default or Event of Default exists, upon reasonable advance notice to Borrower Representative.

5.8         Landlord and Warehouse Agreements; Cloud Assignment Agreements.

(a)           Each Borrower and each other Credit Party shall, upon request, provide Administrative Agent with copies of all existing agreements, and promptly after execution thereof provide Administrative Agent with copies of all future agreements, between any Borrower, any other Credit Party and any landlord, warehouseman, processor, shipper, bailee or other Person that owns any premises at which any Collateral may be kept or that otherwise may possess or handle any Collateral and obtain a Collateral Access Agreement with any such landlord, warehouseman, processor, shipper, bailee or other Person.

(b)           Upon Administrative Agent’s request, each Borrower and each other Credit Party shall deliver to Administrative Agent fully-executed agreements, in form and substance satisfactory to Administrative Agent, between each Borrower and each other Credit Party, Administrative Agent and the Credit Parties’ vendors that provide off-site data storage, network hosting or management, shared application services or other “cloud-based” services to Borrowers or other Credit Parties or Managers, which shall provide Administrative Agent with such access to Borrowers’ and other Credit Parties’ billing and Accounts records as Administrative Agent deems necessary or helpful in connection with Administrative Agent’s and Lenders’ audit and inspection rights under the Loan Documents and the collection or realization of or on the Collateral.

5.9          Licenses. Each Borrower and each other Credit Party shall (a) keep each License affecting any Collateral or any other properties and assets of any Credit Party in full force and effect, and pay all royalties, in each case, except where the failure to do so could not reasonably be likely to have a Material Adverse Effect (each such License shall be referred to herein as a “Material License”); (b) promptly notify Administrative Agent of any proposed modification to any Material License, or entry into any new Material License, in each case at least ten (10) days prior to its closing date; and (c) notify Administrative Agent of any default or breach (beyond any applicable cure period) asserted by any Person to have occurred under any Material License.

5.10       Healthcare Operations.

(a)           Each Borrower and each other Credit Party shall maintain in full force and effect, and free from restrictions, probations, conditions or known conflicts which would materially impair the use or operation of any Facility for its current use, all Healthcare Authorizations necessary under Healthcare Laws (i) to carry on the business of each Borrower and each other Credit Party as it is conducted on the Closing Date, and (ii) if any Borrower or any other Credit Party receives or has applied for reimbursements under any Government Reimbursement Program as part of its business, to continue to receive reimbursement thereunder in substantial compliance with all requirements for participation in, and for the licensure required to provide the services that are reimbursable under, any Government Reimbursement Program, including the Medicare and Medicaid Patient Protection Act of 1987, as the same may be amended, and such other Third-Party Payor programs as to which any Borrower or any other Credit Party receives or has applied for reimbursement as part of its business.

(b)           Each Borrower and each other Credit Party shall cause all Healthcare Authorizations and any other agreements necessary for the provision of the Healthcare Services or as may be necessary for participation in Third-Party Payor Programs to remain in effect.

(c)           Each Borrower and each other Credit Party shall provide to Lender upon request, an accurate, complete and current list of all participation agreements with Third-Party Payors with respect to the business of each Borrower and each other Credit Party.

(d)           Each Borrower and each other Credit Party shall maintain a CCP which includes at least the following components and allows Lender and/or any outside consultants from time to time to review such CCP: (i) standards of conduct and procedures that describe compliance policies regarding Laws with an emphasis on prevention of fraud and abuse; (ii) specific officer within high-level personnel identified as having overall responsibility for compliance with such standards and procedures; (iii) training and education programs which effectively communicate the compliance standards and procedures to employees and agents, including fraud and abuse Laws and illegal billing practices; (iv) auditing and monitoring systems and reasonable steps for achieving compliance with such standards and procedures including publicizing a report system to allow employees and other agents to anonymously report criminal or suspect conduct and potential compliance problems; (v) disciplinary guidelines and consistent enforcement of compliance policies including discipline of individuals responsible for the failure to detect violations of the CCP; and (vi) mechanisms to immediately respond to detected violations of the CCP.

(e)           Without limiting the generality of Section 5.10(a), each Borrower and each other Credit Party shall comply fully and completely in all respects with all Healthcare Authorizations at all times issued by any Governmental Authority, including the FDA, with respect to such development, testing, manufacturing, marketing, sales, or leasing of such Product by such Person as such activities are at any such time being conducted by such Person, including the timely filing (after giving effect to any extension duly obtained) of all notifications, reports, submissions, Healthcare Authorization renewals, cost reports and other reports of every kind whatsoever required by Applicable Laws (which reports shall be materially accurate and complete in all respects and not misleading in any respect and shall not remain open or unsettled) and shall operate in a manner such that the Healthcare Authorizations remain in full force and effect.

(f)            Each Borrower and each other Credit Party shall maintain in full force and effect the Transport and Disposal Agreement or such other agreement in form and substance for the transport and disposal of hazardous wastes with respect to all facilities at which such waste is generated.

5.11       Further Assurances. Each Borrower and each other Credit Party shall (a) execute and deliver to Administrative Agent, such documents, instruments, certificates, assignments and other writings, and do such other acts necessary or desirable, to evidence, preserve and/or protect the Collateral and/or for the better and more effective carrying out of the intents and purposes of the Loan Documents, as Administrative Agent may reasonably require from time to time including the filing of a financing statement or financing statement change to establish or maintain the validity, perfection and priority of the security interest granted herein in the event of the name change of a Credit Party; (b) upon Administrative Agent’s request therefor given from time to time, pay for reports of UCC, federal tax Lien, state tax Lien, judgment and pending litigation searches with respect to each Borrower and each other Credit Party, each such search to be conducted by search firms designated by Administrative Agent in each of the locations designated by Administrative Agent; and (c) comply with the requirements of all Applicable Laws in order to grant to Administrative Agent, for the benefit of itself and Lenders, valid and perfected First Priority security interests in the Collateral, with perfection, in the case of any investment property, deposit account or letter of credit, being effected by giving Administrative Agent control of such investment property or deposit account or letter of credit.

5.12       Additional Guarantors/Borrowers; Additional Pledgor. Each Borrower and each other Credit Party will at the time that any Person becomes a Subsidiary of such Borrower or such other Credit Party, or within twenty (20) days thereafter (or such later date as agreed to in writing by Administrative Agent in its sole discretion), cause such Subsidiary to: (a) become a Borrower or a Guarantor, as designated by Administrative Agent in its sole discretion, by executing and delivering to Administrative Agent a credit party joinder or such other document as Administrative Agent shall deem appropriate for such purpose or a Guaranty, (b) execute and deliver to Administrative Agent documents necessary to grant and perfect a First Priority Lien to Administrative Agent, for the benefit of itself and Lenders, in all real and personal property held by such Subsidiary and in all issued and outstanding Equity Interests of such Subsidiary owned by such Borrower or such other Credit Party or Pledgor, and (c) deliver to Administrative Agent all other documentation, including one or more opinions of counsel reasonably satisfactory to Administrative Agent, which in the reasonable opinion of Administrative Agent is appropriate with respect to the execution and delivery of the applicable documentation referred to in clauses (a) and (b) above, all in form, content and scope reasonably satisfactory to Administrative Agent; provided, with respect to any deposit accounts of any such Person that becomes a Credit Party pursuant to the terms of this Section 5.12, the Administrative Agent and the Borrower Representative will mutually determine a timeline for purposes of transitioning such deposit accounts to CIT Bank, N.A., such transition period to be no longer than the periods provided in Section 5.14 (based on the time such Person joins as a Credit Party).

5.13       Environmental Matters. In addition to and without limiting the generality of Section 4.17, each Credit Party shall (a) comply with all applicable Environmental Laws to the extent that noncompliance could reasonably be expected to have a Material Adverse Effect; (b) obtain and comply with any and all Governmental Authorizations required by applicable Environmental Laws to the extent that not obtaining and not complying with such licenses, approvals, notifications, and registrations could reasonably be expected to have a Material Adverse Effect; and (c) conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under applicable Environmental Laws following any Environmental Release, and promptly comply with all lawful orders and directives of any Governmental Authority regarding such Environmental Laws, except orders and directives that are being challenged in good faith. Without limiting the generality of the foregoing, if any material Environmental Release occurs at or on any properties of any Credit Party, it shall act promptly and diligently to investigate and report the extent of such Environmental Release to Administrative Agent and, if required by Applicable Law, all appropriate Governmental Authorities, and, to the extent required by Applicable Law, to take appropriate remedial action to address, such Environmental Release, whether or not directed to do so by any Governmental Authority.

5.14       Account Control Agreements; Primary Treasury Management.

(a)          To the extent required pursuant to Section 2.6, each Credit Party shall maintain at all times (i) a valid and enforceable deposit account control agreement or account instruction agreement, as applicable, (ii) any and all zero balance accounts and standing wire transfer orders. Each Credit Party shall maintain at all times a valid and enforceable securities account control agreement with respect to any securities account owned by any Credit Party, in form and substance satisfactory to Administrative Agent.

(b)          The Credit Parties shall meet the following requirements (collectively, the “Treasury Management Migration Milestones”) at the dates set forth below (or such later dates as agreed to in writing by Administrative Agent as determined in its sole discretion and in each case subject to the proviso set forth in Section 5.12 with respect to the deposit accounts of any Person that becomes a Credit Party following the Closing Date)):

(i)            By no later than ninety (90) days following the Closing Date, each Borrower and the other Credit Parties shall (x) establish deposit accounts at CIT Bank, N.A. (the “CIT Accounts”) as requested by Administrative Agent in its reasonable discretion (but which shall include, but not be limited to, segregated deposit accounts for (A) receipt of Accounts from Government Account Debtors, (B) receipt of Accounts from Non-Government Payors, and (C) all such other purposes necessary or advisable in establishing the Credit Parties’ treasury management with CIT Bank, N.A., and (y) notified all Payors in writing that all Collections are to be paid in accordance with this clause (b);

(ii)           On each Business Day on and after the two hundred and seventieth (270th) day following the Closing Date, no less than seventy-five percent (75.0%) of all Collections of Accounts received by Credit Parties on such Business Day shall be transferred directly from the applicable Account Debtor to, or promptly deposited into, the appropriate CIT Account; and

(iii)          By no later than the Treasury Management Migration Completion Date, (x) no less than ninety-five percent (95.0%) of all Collections of Accounts received by Credit Parties on each Business Day shall be transferred directly from the applicable Account Debtor to the appropriate CIT Account and (y) the applicable Credit Party shall close the Closing Date Deposit Accounts and transfer all funds deposited therein to such Credit Party’s appropriate CIT Account.

5.15       Patriot Act Compliance.

(a)          Each Credit Party shall comply with the Patriot Act and all applicable requirements of Governmental Authorities having jurisdiction over such Credit Party or the Collateral, including those relating to money laundering and terrorism. Administrative Agent shall have the right to audit each Credit Party’s compliance with the Patriot Act and all applicable requirements of any Governmental Authority having jurisdiction over any such Credit Party and the Collateral, including those relating to money laundering and terrorism. In the event that any Credit Party fails to comply with the Patriot Act or any such requirements of any such Governmental Authority, then Administrative Agent may, at its option, cause such Credit Party to comply therewith and any and all reasonable costs and expenses incurred by Administrative Agent in connection therewith shall be added to the Obligations, shall be secured by the Collateral and the other Loan Documents and shall be immediately due and payable. For purposes hereof, the term “Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as the same may be amended from time to time, and corresponding provisions of future Laws.

(b)          No Credit Party nor any officer, director, shareholder or partner in any Credit Party or member of such partner nor any owner of a direct or indirect interest in any Credit Party (a) is listed on any Government Lists, (b) is a person who has been determined by competent authority to be subject to the prohibitions contained in Presidential Executive Order No. 13224 (Sept. 23, 2001) or any other similar prohibitions contained in the rules and regulations of OFAC or in any enabling legislation or other Presidential Executive Orders in respect thereof, (c) has been previously indicted for or convicted of any felony involving a crime or crimes of moral turpitude or for any Patriot Act Offense, or (d) is currently under investigation by any Governmental Authority for alleged criminal activity.

5.16       Beneficial Ownership Certification. Each Credit Party shall at all times either (i) ensure that such Credit Party has delivered to Administrative Agent a Beneficial Ownership Certification, if applicable, and that the information contained therein is true and correct in all respects, or (ii) deliver to Administrative Agent an updated Beneficial Ownership Certification within one (1) Business Day following the date on which the information contained in any previously delivered Beneficial Ownership Certification ceases to be true and correct in all respects.

5.17       Post-Closing Items. Each Borrower and each other Credit Party shall satisfy the requirements, and provide to Administrative Agent each of the agreements, instruments and documents, in each case described on Schedule 5.17 on or before the date specified for such requirement or delivery on Schedule 5.17 (or such later date as agreed to in writing by Administrative Agent as determined in its sole discretion), and any failure of the Borrowers and Credit Parties to satisfy any such requirement or delivery shall constitute an immediate Event of Default.

5.18       Collateral Records. Each Borrower and each other Credit Party shall execute and deliver promptly to Administrative Agent, from time to time, solely for Administrative Agent’s convenience in maintaining a record of the Collateral, such written statements and schedules as Administrative Agent may require designating, identifying or describing the Collateral. The failure by any Borrower, however, to promptly give Administrative Agent such statements or schedules shall not affect, diminish, modify or otherwise limit the Liens on the Collateral granted pursuant to the Collateral Documents.

5.19       Chattel Paper. Borrowers shall promptly, but in any event within thirty (30) days of origination of any Rental Agreement, deliver to Administrative Agent’s possession (either directly or by transfer to Administrative Agent’s account at an approved records storage facility subject to a Custodial Administration Agreement) such Rental Agreement.

5.20       Inventory. With respect to the Inventory: (a) each Credit Party shall at all times maintain correct and accurate inventory records in a manner consistent with its current practices as of the Closing Date, (b) Credit Parties shall not remove any Inventory from the locations set forth or permitted herein, without the prior written consent of Administrative Agent, except for sales, returns or transfers of Inventory in the ordinary course of its business that are reported to Administrative Agent in accordance with the terms hereof and except to move Inventory directly from one location set forth or permitted herein to another such location and except for Inventory shipped from the manufacturer thereof to such Credit Party which is in transit to the locations set forth or permitted herein; (c) Credit Parties shall produce, use, store and maintain the Inventory with all reasonable care and caution and in accordance with applicable standards of any insurance and in conformity with Applicable Laws in all material respects (including the requirements of the Federal Fair Labor Standards Act of 1938, as amended and all rules, regulations and orders related thereto); (d) as between Administrative Agent and Lenders, on the one hand, and Credit Parties, on the other hand, each Credit Party assumes all responsibility and liability arising from or relating to the production, use, sale or other disposition of the Inventory (but nothing contained herein shall be construed as the basis for any liability of any Credit Party as to any third party); (e) Credit Parties shall not sell Inventory to any customer on approval, or any other basis which entitles the customer to return or may obligate any Credit Party to repurchase such Inventory; except for the right of return given to any customers of Borrowers in the ordinary course of business and in accordance with the then current return policy and contractual obligations of Borrowers as of the Closing Date; and (f) Credit Parties shall keep the Inventory in good and marketable condition.

5.21       Right of First Refusal. If at any time, Borrowers, any other Credit Party or any of their Affiliates receives from a third party an offer, term sheet or commitment (each, an “Offer”) which provides for a credit facility for Borrowers to replace the Revolving Facility, Borrower Representative or such other Credit Party shall immediately notify Lender of the Offer in writing (including all material terms of the Offer), Administrative Agent shall have thirty (30) days after receipt of such notice (the “Option Period”) to agree to provide similar financing in the place of such Person upon substantially the same terms and conditions (or terms more favorable to Borrowers) as set forth in the Offer; provided, however, that such Option Period shall be tolled during any period that Administrative Agent has requested from Borrowers, but not yet received, financial and other information provided by Borrowers to the Person making the Offer and reasonably needed by Administrative Agent to determine whether to accept the Offer, provided that such request is made within five (5) Business Days of Administrative Agent’s receipt of the Offer. Administrative Agent shall notify Borrower Representative in writing of Administrative Agent’s acceptance of the Offer pursuant hereto (the “Offer Acceptance Notice”), in which case Borrowers may obtain such financing from Administrative Agent (or an Affiliate of Administrative Agent designated by Administrative Agent) and shall not accept the Offer from such other Person. If no Offer Acceptance Notice has been received from Lender within the Option Period, Borrowers or such other Credit Party may consummate the Offer with the other Person on the terms and conditions set forth in the Offer (the “Offered Financing Transaction”); provided, however, that none of the foregoing or any failure by Administrative Agent to issue an Offer Acceptance Notice shall be construed as a waiver of any of the terms, covenants or conditions of any of the Loan Documents or any Swap Agreement. If the Offered Financing Transaction is not closed on the terms set forth in the Offer or with the Person providing the Offer or during the one hundred twenty (120) day period following the expiration of the Option Period, Borrower or such other Credit Party shall not be permitted to consummate the Transaction without again complying with this Section 5.21. The provisions of this Section 5.21 shall survive the payment in full of the Obligations and termination of this Agreement for a period of 90 days.

5.22      COVID-19 Relief Programs.

(a)           If any Borrower or any other Credit Party receives a loan constituting CARES Act PPP Loan, it shall (i) cause the proceeds of each such loan to be directly deposited into a deposit account subject to a deposit account control agreement acceptable to Administrative Agent; (ii) use the proceeds of such CARES Act PPP Loan for uses that are eligible for forgiveness under Section 1106 of the CARES Act and in the manner required under the CARES Act to obtain forgiveness of the largest possible amount of the CARES Act PPP Loan, (iii) take all commercially reasonable actions necessary to maximize the amount of the CARES Act PPP Loan to be forgiven in accordance with the terms of the CARES Act, (iv) maintain such books, records, and documentation as described by the SBA in regulations and administrative guidance related to the Paycheck Protection Program provisions of the CARES Act to evidence that such Borrower has used the proceeds of such CARES Act PPP Loan solely for purposes permitted under the CARES Act and otherwise qualified for loan forgiveness as described in the foregoing clause (iii); (v) apply for forgiveness of its CARES Act PPP Loan with its SBA qualified lender promptly after the end of the eight week period immediately following such Borrower’s receipt of such loan, or such later period should such period be extended, and (vi) provide notice to Administrative Agent thereof within ten (10) days of when such CARES Act PPP Loan is forgiven, or if all or a portion of such CARES Act PPP Loan is not forgiven. If any Borrower or any other Credit Party have a received a loan under the Payment Protection Program provisions of the CARES Act it shall not (x) participate in the payroll tax credit program described in Section 2301 of the CARES Act or (y) on or after the date its CARES Act PPP Debt is forgiven, participate in the payroll tax deferral program described in Section 2302 of the CARES Act.

(b)           If any Borrower or any other Credit Party receives one or more Medicare Accelerated Payments, it shall (i) cause all Medicare Accelerated Payments to be paid directly to or promptly deposited into a deposit account subject to a deposit account control agreement acceptable to Administrative Agent, (ii) cause each Medicare Accelerated Payment to be repaid in full to CMS not later than 210 days (or such later date if extended by CMS or if not then as approved by Administrative Agent) after the date such Medicare Accelerated Payment was made and otherwise in accordance with the requirements of the Medicare Accelerated and Advance Payment Program (including the payment in full of any outstanding amount of a Medicare Accelerated Payment that remains unpaid at the end of such 210-day period (as such period may be extend in accordance herewith)), and (iii) within five (5) days after receipt, provide copies to Administrative Agent of any notices or other correspondence submitted or received by the Borrowers or other Credit Parties from any Governmental Authority (including any Medicare administrative contractor) in connection with the Medicare Accelerated and Advance Payment Program. The failure to make any such payment when due, beyond any applicable grace or cure period, shall be an immediate Event of Default.

(c)           Should any Borrower or any other Credit Party elect to incur CARES Act Deferred Payroll Taxes, such Borrower or Credit Party shall (i) repay to the applicable Governmental Authority all CARES Act Deferred Payroll Taxes at the times required by the CARES Act and otherwise in accordance with the requirements of the CARES Act, (ii) within five (5) days after receipt, provide copies to Administrative Agent of any notices or other correspondence submitted or received by such Borrower or Credit Party from any Governmental Authority in connection with the CARES Act Deferred Payroll Taxes, and (iii) at the request of Administrative Agent, provide a calculation of estimated CARES Act Deferred Payroll Taxes and any other information related thereto. The failure to make any such payment of CARES Act Deferred Payroll Taxes to the applicable Governmental Authority when due shall be an immediate Event of Default.

(d)           Within five (5) days after any Borrower or any other Credit Party receives the proceeds of any CARES Act Provider Relief Debt or other grant, reimbursement or other payment pursuant to the CARES Act or other COVID-19 relief or stimulus program (other than any Medicare Accelerated Payment), such Borrower or Credit Party shall (i) notify Administrative Agent of its receipt of such payment, (ii) notify Administrative Agent whether it will return all or any portion of such payment to HHS or other applicable Governmental Authority, (iii) within five (5) days after receipt, provide copies to Administrative Agent of any notices or other correspondence submitted or received by the Borrowers or other Credit Parties from any Governmental Authority (including any Medicare administrative contractor) in connection with such payment, and (iv) provide to Administrative Agent such additional information regarding such payment as Administrative Agent may reasonably request. The Borrowers and other Credit Parties shall use the proceeds of the CARES Act Provider Relief Debt exclusively for uses that are permitted pursuant to the CARES Act and otherwise comply in all material respects with the terms of the CARES Act (including, for the avoidance of doubt, the Relief Fund Payment Terms and Conditions published by HHS).

ARTICLE 6      NEGATIVE COVENANTS

So long as any Lender shall have any commitment to make any Loan hereunder, or any Loan or other Obligation hereunder shall remain unpaid or unsatisfied, each Borrower and each other Credit Party that is a party hereto covenants and agrees as follows:

6.1          Liens. Each Borrower and each other Credit Party shall not create, incur, assume or suffer to exist any Lien upon any Collateral or any of its other property, assets or revenues, whether now owned or hereafter acquired, other than Permitted Liens.

6.2          Investments. Each Borrower and each other Credit Party shall not make any Investments, except for Permitted Investments.

6.3          Indebtedness. Each Borrower and each other Credit Party shall not create, incur, assume or suffer to exist any Indebtedness, except for Permitted Indebtedness.

6.4          Loans. Each Borrower and each other Credit Party shall not make any loans or other advances of money to any Person, except (a) advances to an officer or employee for salary, travel expenses, commissions and similar items in the ordinary course of business; (b) prepaid expenses and extensions of trade credit made in the ordinary course of business; (c) deposits with financial institutions permitted hereunder; and (d) Permitted Intercompany Loans.

6.5          Asset Dispositions; Settlement of Debts. Each Borrower and each other Credit Party shall not make any Asset Disposition, except a Permitted Asset Disposition (whereupon the net proceeds of any such Permitted Asset Disposition shall be promptly deposited into a Non-Government Receivables Account). Each Borrower and each other Credit Party shall not cancel or otherwise forgive or release any claim or debt owed to such Borrower or such other Credit Party by any Person, except for adequate consideration and in the ordinary course of such Borrower’s or such other Credit Party’s business.

6.6          Distributions. Each Borrower and each other Credit Party shall not declare or make, directly or indirectly, any Distribution, or incur any obligation (contingent or otherwise) to do so, except for Permitted Distributions.

6.7         Fundamental Changes; Change to Organization Documents. Each Borrower and each other Credit Party shall not (a) engage in any business activity or operation materially different from that being conducted as of the Closing Date or any business substantially related or incidental thereto, (b) cease operating any material portion of its business as conducted on the Closing Date, (c) amend any of their respective Organization Documents in a manner adverse to any Credit Party or the Lenders, (d) change their jurisdiction of formation or organization or their type or form of organization (e.g., corporation or limited liability company), (e) change their name or identity (including trade name), (f) change their principal place of business, chief executive office, or location of any Collateral, without providing Administrative Agent at least thirty (30) days’ prior written notice of such change in location, or (g) merge, dissolve, liquidate, or consolidate with or into another Person, or transfer (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person. No Borrower or other Credit Party will utilize or enter into any agreement with any remote access or internet-based/cloud-based billing services or records repository provider without first entering into such agreements with Administrative Agent and such service provider, in form and substance satisfactory to Administrative Agent, as Administrative Agent shall deem necessary or helpful in the collection or realization of or on its Collateral.

6.8         Transactions With Affiliates. Each Borrower and each other Credit Party shall not enter into any transaction of any kind with any of such Borrower’s or such other Credit Party’s Affiliates, except (a) transactions expressly permitted by the Loan Documents; (b) payment of regularly scheduled compensation to officers and employees, and loans and advances permitted by Section 6.4; (c) payment of reasonable directors’ fees and directors’ indemnities to natural Persons; (d) transactions solely between Credit Parties (provided no indebtedness other than Permitted Intercompany Loans may exist); (e) transactions with Affiliates that were consummated on or prior to the Closing Date, as shown on Schedule 6.8; and (f) transactions with Affiliates in the ordinary course of business, upon fair and reasonable terms fully disclosed to Administrative Agent and no less favorable than would be obtained in a comparable arm’s-length transaction with a non-Affiliate.

6.9         Use of Proceeds. Each Borrower and each other Credit Party shall not use the proceeds of any Loans, whether directly or indirectly, and whether immediately, incidentally or ultimately, for the purpose of purchasing or acquiring any “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or for any other purpose that would be inconsistent with such Regulation U or any other regulation of such Board of Governors, or for any purpose prohibited by Laws or any Loan Document.

6.10       [Reserved].

6.11       Certain Accounting Changes. Each Borrower and each other Credit Party shall not (a) change its Fiscal Year end or (b) make any change in its accounting treatment and reporting practices except as required or permitted by IFRS.

6.12       Healthcare Matters. Each Borrower and each other Credit Party shall not suffer or permit to occur any of the following:

(a)           any transfer of a Healthcare Authorization or rights thereunder to any Person (other than a Borrower or Administrative Agent) or to any location other than (i) a Facility approved by Administrative Agent in advance in writing or (ii) as could not reasonably be expected to have a Material Adverse Effect on any Borrower;

(b)           any pledge or hypothecation of any Healthcare Authorization as collateral security for any Indebtedness other than Indebtedness to Administrative Agent unless such other pledge or hypothecation is in connection with Permitted Indebtedness and subject to a Subordination Agreement; or

(c)           any rescission, withdrawal, revocation, amendment or modification of or other alteration to the nature, tenor or scope of any Healthcare Authorization (i) without Administrative Agent’s prior written consent or (ii) to the extent any such rescission, withdrawal, revocation, amendment or modification or other alteration could not reasonably be expected to have a Material Adverse Effect on any Borrower.

6.13       ERISA.

(a)           Each Borrower and each other Credit Party shall not engage in any transaction which would cause any obligation, or action taken or to be taken, hereunder (or the exercise by Administrative Agent or any Lender of any of its rights hereunder or the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA.

(b)           Each Borrower and each other Credit Party shall not maintain, sponsor, contribute to or become obligated to contribute to, or suffer or permit any ERISA Affiliate of any Borrower or any other Credit Party to, maintain, sponsor, contribute to or become obligated to contribute to, any Plan or any Welfare Plan or permit the assets of any Borrower or any other Credit Party to become “plan assets,” whether by operation of Law or under regulations promulgated under ERISA.

(c)           Each Borrower and each other Credit Party shall deliver to Administrative Agent such certifications or other evidence from time to time throughout the Availability Period, as requested by Administrative Agent in its sole discretion, that (A) no Borrower nor any ERISA Affiliate maintains or maintained, sponsors or sponsored, contributes to or contributed to, has or had any obligations to make contributions to a Plan, or a “governmental plan” within the meaning of Section 3(3) of ERISA; (B) each Borrower and each other Credit Party is not subject to state statutes regulating investments and fiduciary obligations with respect to governmental plans; and (C) the assets of each Borrower and each other Credit Party do not constitute “plan assets” within the meaning of 29 C.F.R. Section 2510.3-101.

6.14       Management Agreement; Leases, Subordinated Indebtedness and other Material Contracts.

(a)           No Borrower nor any other Credit Party shall appoint a Manager or enter into any management agreement without the prior written consent of Administrative Agent. The covenants, agreements and restrictions contained in this Section 6.14 are solely for the purposes of assuring that the business and operations of each Borrower and each other Credit Party is conducted in an appropriate manner consistent with Healthcare Laws and the preservation and protection of the Collateral as security for the Obligations and shall not place responsibility for the control, care, management or repair of the Facilities or any Collateral upon Administrative Agent or any Lender, or make Administrative Agent or any Lender responsible or liable for any negligence in the management, operation, upkeep, repair or control of the Facilities. No Borrower shall suffer or permit any material breach or default to occur in any of such Borrower’s obligations under any management agreement, nor suffer or permit the same to terminate by reason of any failure of such Borrower to meet any requirement thereof.

(b)           Each Credit Party shall cause any Manager to enter into a Subordination Agreement, in form and substance satisfactory to Administrative Agent, pursuant to which (i) all compensation due to such Manager is subordinated in right and time of payment to all Obligations hereunder, (ii) all compensation due to such Manager is subordinated in right and time of payment to all Obligations hereunder, and (iii) Administrative Agent has the right to terminate the engagement of such Manager upon or following the occurrence of any Default or Event of Default.

(c)           No Borrower nor any other Credit Party shall, directly or indirectly, (a) amend, otherwise modify or terminate any Lease Agreement, Subordinated Indebtedness Document, Permitted Intercompany Loans or other Material Contract except as approved by Administrative Agent or (b) declare, pay, make or set aside any amount for payment in respect of Subordinated Indebtedness, except for payments made in full compliance with and expressly permitted under the applicable Subordination Agreement.

(d)           No Borrower nor any other Credit Party will amend, restate, supplement, waive or otherwise modify the CARES Act PPP Loan if the effect of such amendment, supplement, waiver or other modification would be adverse to Administrative Agent or Lenders as determined by Administrative Agent in its sole discretion.

6.15       Restrictive Agreements. Each Borrower and each other Credit Party shall not enter into any Restrictive Agreement, except (a) a Restrictive Agreement relating to secured Permitted Indebtedness, if such restrictions apply only to the collateral for such Permitted Indebtedness; and (b) customary provisions in leases and other contracts restricting assignment thereof or Liens in the assets or real property covered thereby.

6.16       Swap Agreements. Each Borrower and each other Credit Party shall not enter into any Swap Agreement, other than Swap Agreements that are entered into (a) in the ordinary course of business and not for speculative purposes and (b) with Administrative Agent or any Affiliate of Administrative Agent as the counterparty.

6.17       IRS Form 8821; Federal Employer Identification Number. Each Borrower and each other Credit Party shall not alter, amend, restate, or otherwise modify, or withdraw, terminate or re-file the IRS Form 8821 required to be filed pursuant to Section 3.1(j). No Borrower or other Credit Party shall change its federal employer identification number.

6.18       Burdensome Agreements. Each Borrower and each other Credit Party shall not, directly or indirectly, enter into any Contractual Obligation (other than this Agreement and any other Loan Document) that (a) limits the ability (i) of any Credit Party or any Subsidiary to make Distributions to any Credit Party or to otherwise transfer property to any Credit Party, (ii) of any Credit Party or any Subsidiary to guarantee the Indebtedness of any Credit Party or (iii) of any Credit Party or any Subsidiary to create, incur, assume or suffer to exist Liens on property of such Person (other than Permitted Liens and customary anti-assignment provisions in leases, sub-lease, licenses, sub-licenses and contracts); or (b) requires the grant of a Lien to secure an obligation of such Person if a Lien is granted to secure another obligation of such Person.

6.19       Limitations on Parent and Logistics. Neither Parent nor Logistics. shall directly or indirectly, (a) incur, directly or indirectly, any Indebtedness or any other obligation or liability whatsoever; (b) create or suffer to exist any Lien upon any property or assets now owned or hereafter acquired by Parent or Logistics, other than the Liens created under the Loan Documents; (c) engage in any business or activity or own any assets (including cash and Cash Equivalents) other than (i) in the case of Parent, holding one hundred percent (100%) of the Equity Interests of Logistics, (ii) in the case of Logistics, directly or indirectly holding one hundred percent (100%) of the Equity Interests of each other Subsidiary, (iii) performing their obligations and activities incidental thereto, and (iv) performing their obligations under the Loan Documents; (d) consolidate with or merge with or into, or convey, transfer or lease all or substantially all their assets to, any Person; or (e) fail to hold themselves out to the public as legal entities separate and distinct from all other Persons.

ARTICLE 7      FINANCIAL COVENANTS

7.1         Fixed Charge Coverage Ratio. Consolidated Entities shall not permit the Fixed Charge Coverage Ratio for the Test Period ending on each such date calculated at the end of each Fiscal Quarter, to be less than the ratio set forth opposite such Fiscal Quarter:

Each Fiscal Quarter Ending	Fixed Charge Coverage Ratio
September 30, 2020 through and including June 30, 2021	1.15: 1.00
September 30, 2021 through and including June 30, 2022	1.20:1.00
September 30, 2022 through the Revolving Loan Termination Date	1.25:1.00

7.2         Minimum Net Availability. Consolidated Entities shall not permit, at any time following the Closing Date, Net Availability to be less than $1,000,000.00 calculated on a trailing thirty

(30) day average.

7.3         Cash Velocity. Consolidated Entities shall not permit, as of the last day of each month, commencing October 31, 2020, the Collections arising from the business operations of Consolidated Entities, calculated for the Net Revenue Test Period then ended, to be less than seventy-seven and one half percent (77.5%) of the Net Revenue, for such Net Revenue Test Period as reflected on Consolidated Entities financial statements for such Test Period.

ARTICLE 8      NOTICES AND REPORTING

8.1         Notices.

(a)           All notices, consents, approvals and requests required or permitted hereunder or any other Loan Document shall be given in writing and shall be effective for all purposes if either hand delivered with receipt acknowledged, or by a nationally recognized overnight delivery service (such as Federal Express), or by certified or registered United States mail, return receipt requested, postage prepaid, or, with respect to routine or administrative notices (but specifically excluding notices of Default, Events of Default or acceleration of the Loans) by electronic mail, in each case addressed as follows (or to such other address or Person as a party shall designate from time to time by notice to the other party):

If to Administrative Agent:

CIT Bank, N.A.

One CIT Drive Livingston, NJ 07039

Attn: Portfolio Manager for Protech Home Medical Transaction

Email: [REDACTED - email address]

with a copy (which shall not constitute notice) to:

CIT Bank, N.A.

11 West 42nd Street

New York, NY 10036

Attn:  [REDACTED - contact person’s name]

Email: [REDACTED - email address]

and

Waller Lansden Dortch & Davis, LLP

511 Union Street, Suite 2700

Nashville, TN 37219

Attn: [REDACTED - contact person’s name]

Telecopier No.: [REDACTED - number]

Email: [REDACTED - email address]

Waller Lansden Dortch & Davis, LLP

511 Union Street, Suite 2700

Nashville, TN 37219

Attn: [REDACTED - contact person’s name]

Telecopier No.: [REDACTED - number]

Email: [REDACTED - email address]

If to Borrowers:

c/o PHM Logistics Corporation

1019 Town Drive

Wilder, Kentucky 41076

Attn: [REDACTED - contact person’s name]

Email: [REDACTED - email address]

with a copy (which shall not constitute notice) to:

Katz Teller

255 East Fifth Street, Suite 2400

Cincinnati, OH 45202-4787

Attn: [REDACTED - contact person’s name]

Telecopier No.: [REDACTED - number]

Email: [REDACTED - email address]

A notice given hereunder or any other Loan Document shall be deemed to have been given: in the case of hand delivery, at the time of delivery; in the case of registered or certified mail, when delivered or the first attempted delivery on a Business Day; in the case of overnight delivery, upon the first attempted delivery on a Business Day; or, in the case of electronic mail, at the time of delivery.

(b)           Notices and other communications to the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and internet or intranet websites) pursuant to procedures approved by Administrative Agent; provided that, the foregoing shall not apply to notices to any Lender or the Issuing Bank pursuant to Article 2 if such Lender or the Issuing Bank, as applicable, has notified Administrative Agent that it is incapable of receiving notices under such Article 2 by electronic communication. Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that, approval of such procedures may be limited to particular notices or communications. Unless Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c)           THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF ANY MATERIALS OR INFORMATION PROVIDED BY OR ON BEHALF OF THE BORROWERS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM ANY MATERIALS OR INFORMATION PROVIDED BY OR ON BEHALF OF THE BORROWERS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH ANY MATERIALS OR INFORMATION PROVIDED BY OR ON BEHALF OF THE BORROWERS OR THE PLATFORM. In no event shall Administrative Agent or any of its Affiliates, partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives (collectively, the “Agent Parties”) have any liability to the Borrowers, any Lender, the Issuing Bank or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrowers’ or Administrative Agent’s transmission of any materials or information provided by or on behalf of the Borrowers through the internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Borrowers, any Lender, the Issuing Bank or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages). As used in this Section 8.1, “Platform” means any electronic system, including StuckyNet, Value Track System™, and any other internet or extranet-based site, whether such electronic system is owned, operated or hosted by Administrative Agent, any other Agent Party, the Issuing Bank or any other Person, providing for access to data protected by passcodes or other security system.

8.2         Required Notices from Credit Parties. Each Borrower and each other Credit Party shall promptly, and in any event within three (3) Business Days after such Person or any Authorized Officer of such Person obtains knowledge thereof, provide telephonic and written notice to Administrative Agent and each Lender of any of the following applicable to it:

(a)           the commencement of any litigation, proceedings or investigations, including those by or before any Governmental Authority, and all actions and proceedings in any court or before any arbitrator against or involving any Borrower or any other Credit Party or any of its properties, assets or businesses in which the amount of claimed damages, fines or other liabilities is $100,000 or more;

(b)           any material citation or other notice of any material violation received by any Borrower or any other Credit Party from any Governmental Authority, including any notice of violation of Healthcare Laws or Environmental Laws or any rescission or threatened revocation of any Healthcare Authorization;

(c)           any attachment, judgment, Lien, levy or order exceeding $25,000 that may be assessed against any Borrower or any other Credit Party;

(d)           the occurrence of any “reportable event” (as defined in ERISA) which might result in the termination by the PBGC of any Plan covering any officers or employees of any Credit Party, any benefits of which are, or are required to be, guaranteed by the PBGC, (y) receipt of any notice from the PBGC of its intention to seek termination of any Plan or appointment of a trustee therefor or (z) its intention to terminate or withdraw from any Plan;

(e)           the occurrence of any Default or Event of Default;

(f)            any material Environmental Release by any Credit Party or on any Facility or any other property owned, leased or occupied by any Credit Party; or receipt of any Environmental Notice;

(g)           copies of all material reports, if any, submitted to any Borrower, its Board of Directors or members by its independent public accountants in connection with their auditing function, including any management report and any management responses thereto or any notice given or received regarding the discharge of or any withdrawal or resignation by any Borrower’s or Credit Party’s certified independent accountants;

(h)           after any material property owned or used by any Borrower or any other Credit Party is materially damaged or destroyed, or suffers any other material loss in excess of $25,000;

(i)            (i) the receipt of any complaint, notice or request from any Governmental Authority or Government Reimbursement Program regarding any investigation or claim of liability, (ii) any pending, threatened or actual investigation or survey of any Borrower, any other Credit Party, or their directors, officers or managing employees by any Third-Party Payor, (iii) any Borrower or any other Credit Party becoming a party to a corporate integrity agreement with the Office of Inspector General of the Department of Health and Human Services, (iv) any Borrower or any other Credit Party entering into any settlement agreement with any Governmental Authority, (v) any Borrower or any other Credit Party becoming a defendant in any qui tam/False Claims Act litigation, (vi) any Borrower or any other Credit Party being served with or receiving any search warrant, subpoena, civil investigative demand or contact letter by or from any federal or state enforcement agency relating to an investigation, but only to the extent that any Borrower or any other Credit Party or any Contract Provider material to the business or operations of a Borrower or any other Credit Party is the subject of any such investigation, or (viii) any Borrower or other Credit Party becoming subject to any written complaint filed with or submitted to any Governmental Authority having jurisdiction over such Borrower or Credit Party or filed with or submitted to such Borrower or such Credit Party pursuant to their policies relating to the filing or submissions of such types of complaints, from employees, independent contractors, vendors, physicians, or any other Person that would indicate that such Borrower or such Credit Party has violated any Law, he violation thereof which could reasonably be expected to have a Material Adverse Effect;

(j)            the receipt of any cost reports, operating surveys, rate reports, rate computation reports, licensing reports, deficiency notices, recoupment orders or similar reports from any Government Reimbursement Program, each together with true and correct copies thereof;

(k)           any termination or default or any material notice given or received by a Borrower or any other Credit Party under any Material Contract;

(l)            the assertion of any Intellectual Property claim, if an adverse resolution could reasonably be expected to have a Material Adverse Effect;

(m)          any decision by the SBA that any and/or all of the CARES Act PPP Loan has been forgiven, and/or (B) any and/or all of the CARES Act PPP Loan will not be forgiven;

(n)           any decision by HHS or other Governmental Authority that any portion of the CARES Act Provider Relief Debt must be repaid;

(o)           any notification from the SBA or the CARES Act PPP Loan lender or any other Governmental Authority that there has been a default with respect to the CARES Act PPP Loan or the occurrence of any event or condition that results in the CARES Act PPP Loan becoming due prior to its scheduled maturity or that enables or permits the holder or holders thereof to declare the CARES Act PPP Loan to be due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

(p)           following the occurrence of any event described in clauses (i) or (ii) of the definition of “Change of Management”; or

(q)           the occurrence of any event or circumstance that could reasonably be expected to have a Material Adverse Effect.

8.3         Financial Statements, Borrowing Base Reports, Compliance Certificates and Projections. The Borrowers agree to furnish to Administrative Agent and the Lenders:

(a)           as soon as available but in any event, within one hundred twenty (120) days after the end of each Fiscal Year of Borrowers, financial statements of the Consolidated Entities (such financial statements to be provided in Dollars) for such year which present fairly the Consolidated Entities’ financial condition including the balance sheet of the Consolidated Entities as at the end of such Fiscal Year and a statement of cash flows and income statement for such Fiscal Year, all on a consolidated and consolidating basis (for each of the Consolidated Entities to the extent requested by Administrative Agent; provided, however, the consolidating statements will not include a cash flow statement or be consolidating for subsidiaries below the direct subsidiaries of Logistics), setting forth in the consolidated and consolidating statements in comparative form, the corresponding figures as at the end of and for the previous Fiscal Year, all in reasonable detail, including all supporting schedules, and such consolidated and consolidating statements to be audited by independent public accountants of recognized standing, selected by Borrowers and reasonably satisfactory to Administrative Agent, and all such statements prepared in accordance with IFRS;

(b)           as soon as available but in any event within sixty (60) days after the end of each Fiscal Quarter, Consolidated Entities’ internally prepared quarterly consolidated and consolidating (for each of the Consolidated Entities to the extent requested by Administrative Agent; provided, however, the consolidating statements will not include a cash flow statement or be consolidating for subsidiaries below the direct subsidiaries of Logistics) financial statements (such financial statements to be provided in Dollars), along with year-to-date information, including a balance sheet, income statement and statement of cash flows with respect to the periods measured;

(c)           as soon as available but in any event within thirty (30) days after the end of each calendar month, Consolidated Entities’ internally prepared monthly consolidated and consolidating (for each of the Consolidated Entities to the extent requested by Administrative Agent, provided, however, the consolidating statements will not include a cash flow statement or be consolidating for subsidiaries below the direct subsidiaries of Logistics) financial statements (such financial statements to be provided in Dollars), along with year-to-date information, including a balance sheet and income statement with respect to the periods measured;

(d)           contemporaneously with the delivery of the annual and quarterly financial statements referred to in clauses (a) and (b) (and (c) with respect of this Section 8.3, such financial reports and information as Administrative Agent shall require evidencing compliance with the applicable financial covenants, which reports and information shall be in Dollars and include, at a minimum, delivery to Administrative Agent of a Compliance Certificate, and, if requested by Administrative Agent, back-up documentation (including invoices, receipts and other evidence of costs incurred during such quarter as Administrative Agent shall reasonably require) evidencing the propriety of the deductions from revenues in determining such compliance;

(e)           as and when filed by each Credit Party, copies of all annual reports filed pursuant to ERISA in connection with each benefit plan of each Borrower subject to ERISA;

(f)            within forty-five (45) days of the last day of each Fiscal Year, annual consolidated projections for the Consolidated Entities for the following Fiscal Year, including a balance sheet, income statement and statement of cash flow projections, all prepared on a quarterly basis (such projections and financial statements to be provided in Dollars);

(g)           as soon as available but in any event within fifteen (15) days of the end of each calendar month and at such other times as may be requested by Administrative Agent, in each case as of the period then ended:

(i)            a detailed report of the Borrowing Base, on a consolidated basis to the extent acceptable to Administrative Agent in its sole discretion with additional detail to be provided at Administrative Agent’s request, in form and substance acceptable to Administrative Agent, certified by an Authorized Officer of the Borrowers, (the “Borrowing Base Report”), including:

A.           detailed aging of the Borrowers’ Accounts (1) including all invoices aged by invoice date and (2) prepared in a manner reasonably acceptable to Administrative Agent, together with a summary specifying the name, address, and balance due for each payor;

B.            detailed aging of the accounts payable of Borrowers, including (1) all invoices aged by invoice date and (2) prepared in a manner reasonably acceptable to Administrative Agent, together with a summary specifying the name, address and balance due for each entity owed with respect to such accounts payable;

C.            an updated report of the Eligible Prospective Rental Contract Streams;

D.           a worksheet of calculations prepared by the Borrowers to determine Eligible Accounts and Eligible Prospective Rental Contract Streams, such worksheets detailing the Accounts excluded from Eligible Accounts and Eligible Prospective Rental Contract Streams and the reason for such exclusion; and

E.            any updates to Schedule 4.16 reflecting any Inventory Suppliers not previously included on such schedule.

(ii)           a reconciliation of the loan balance per the Borrowers’ general ledger to the loan balance under this Agreement;

(iii)          a schedule detailing the obligations of each Borrower and each of the Borrowers’ Subsidiaries in respect of any Swap Agreement (for purposes of this clause (iii), the “obligations” of any Borrower or any Subsidiary in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that such Borrower or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time);

(iv)          a detailed report of all Capital Lease obligations, in form satisfactory to Administrative Agent in its reasonable discretion; and

(v)           the number of boxes of chattel paper then stored with each approved records storage facility subject to a Custodial Administration Agreement;

(h)          on Monday of each week, a report in Dollars of all collections and billing activity as of the preceding Friday on the Borrowers’ Accounts, reported on a rolling basis and in form and substance acceptable to Administrative Agent, which report shall include the net billed Eligible Accounts reported in the Borrowing Base Report most recently delivered to Administrative Agent, plus Eligible Accounts, less cash posted, less un-posted cash (all since the Borrowing Base Report delivered to Administrative Agent), and including any other required adjustments (the “A/R Rollforward”); and

(i)           such other data, reports, statements and information (financial or otherwise), as Administrative Agent may reasonably request.

Should the Consolidated Entities modify their accounting principles and procedures from those in effect on the Closing Date, the Borrowers agree to prepare and deliver to Administrative Agent and the Lenders statements of reconciliation in form and substance reasonably satisfactory to Administrative Agent.

8.4         Collateral Reporting.

(a)          The Borrowers agree to furnish to Administrative Agent such information as Administrative Agent reasonably requires in connection with monitoring the Collateral, at the times and in the manner determined by Administrative Agent, including Medicare and Medicaid cost reports and audits.

(b)          Credit Parties will use commercially reasonable efforts to at all times keep its furniture, fixtures and equipment in good repair and physical condition, ordinary wear and tear excepted.

8.5         Protected Health Information. All written information, reports, statements and other papers and data furnished by or on behalf of each Borrower and each other Credit Party to Administrative Agent and Lenders shall be furnished by each Borrower and each other Credit Party in material compliance with all Applicable Laws regarding the use and/or disclosure of patient health information, including, but not limited to, regulations, standards and rules promulgated under the HIPAA. Each Borrower and each other Credit Party agrees not to include or disclose any “protected health information” in any such information, reports, statements and other papers or data furnished by or on behalf of each Borrower and each other Credit Party to Administrative Agent and Lenders and further agrees to indemnify Administrative Agent and each Lender pursuant to Section 11.15 for any Indemnified Liabilities Administrative Agent or any Lender may incur as a result of the provision of any “protected health information” by such Borrower to Administrative Agent or such Lender.

ARTICLE 9      DEFAULTS AND REMEDIES

9.1         Events of Default. An “Event of Default” shall exist hereunder if any of the following shall occur:

(a)          Payment: If any Borrower fails to make any payment of (i) principal, including any Reimbursement Obligations or any overadvance pursuant to Section 2.17, in respect to the Loans and the other Obligations on the date such payment is due and payable or (ii) any interest on any Loan or any fee or any other amount due hereunder not otherwise addressed in the immediately preceding clause (i) or any other Loan Document no later than three (3) Business Days after due and payable;

(b)          Other Obligations: If any Borrower fails to make any payment of fees, Expenses or other monetary obligations (other than as described in Section 9.1(a)), arising out of or incurred in connection with this Agreement and the other Loan Documents on the date any such payment is due and payable, and such failure continues for a period of three (3) Business Days;

(c)          Covenants: If any Borrower or any other Credit Party or any Affiliate of any of the foregoing that is a party thereto:

(i)            shall be in violation, breach or default of, or shall fail to perform, observe or comply with any covenant, obligation or agreement set forth in (A) Sections 2.6, 5.2, 5.4, 5.7, 5.11, 5.12, 5.14, 5.17, 7.1 or 7.3 of this Agreement or (B) Article 6 or Article 8 of this Agreement;

(ii)           shall be in violation, breach or default of, or shall fail to perform, observe or comply with any covenant, obligation or agreement set forth in Section 7.2 and such violation, breach, default or failure continues for a period of ten (10) days after the earlier of (i) the date on which any Authorized Officer of any Borrower or other Credit Party first knew or became aware (or should have known or been aware) of such failure, violation, breach or default, and (ii) the date on which written notice thereof is given to Borrowers by Administrative Agent; or

(iii)          shall be in violation, breach or default of, or shall fail to perform, observe or comply with, any other covenant, obligation or agreement in this Agreement or any other Loan Document (other than any such covenant, obligation or agreement described in Sections 9.1(a), 9.1(b), 9.1(c)(i), or 9.1(c)(ii) above), and such violation, breach, default or failure continues for a period of thirty (30) days after the earlier of (i) the date on which any Authorized Officer of any Borrower or any other Credit Party first knew or became aware (or should have known or been aware) of such failure, violation, breach or default, and (ii) the date on which written notice thereof is given to Borrowers by Administrative Agent;

(d)           Representations, Warranties and Information: If any representation or warranty made, or financial or other information provided, by any Borrower or any other Credit Party or Affiliate thereof in this Agreement and any other Loan Document, or in any report, certificate, financial statement or other instrument, agreement or document that is delivered in connection with the Loan Documents shall be false or misleading in any material respect (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of the date the representation or warranty was made or the financial or other information was provided;

(e)           Insolvency Proceedings: If a receiver, liquidator or trustee shall be appointed for any Borrower or any other Credit Party; or any Borrower or any other Credit Party shall make an assignment for the benefit of creditors or be adjudicated a bankrupt or insolvent under any Debtor Relief Law; or any Insolvency Proceeding shall be filed by or against, consented to, or acquiesced in by, any Borrower or any other Credit Party, as the case may be; provided, however, if such appointment, adjudication, or Insolvency Proceeding was involuntary and not consented to by any Borrower or any other Credit Party, as the case may be, only upon the same not being discharged, stayed or dismissed within sixty (60) days;

(f)            Other Indebtedness: If (i) any Borrower or any other Credit Party shall default beyond any grace period in the payment of principal or interest of any Indebtedness of such Credit Party in excess of $250,000 in the aggregate to any Person (other than to Administrative Agent and Lenders under Section 9.1(a) or (b)); (ii) any Borrower or any other Credit Party otherwise defaults under the terms of any such Indebtedness if the effect of such default is to enable the holder of such Indebtedness to accelerate the payment of such Credit Party’s obligations thereunder prior to the maturity date or prior to the regularly scheduled date of payment (without regard to the provisions of any Subordination Agreement that would restrict the ability of the holder to so accelerate or exercise any remedies); or (iii) the occurrence of any breach or default under any terms or provisions of any Subordinated Indebtedness Document or under any Subordination Agreement or the occurrence of any event requiring the prepayment of any Subordinated Indebtedness;

(g)           Loan Documents Validity and Enforceability: The validity or enforceability of any Loan Document shall at any time for any reason be declared to be null and void, or a proceeding shall be commenced by any Borrower, any other Credit Party or any Affiliate thereof, or by any Governmental Authority, seeking to establish the invalidity or unenforceability thereof, or any Borrower or any other Credit Party or any Affiliate of any of the foregoing that is a party thereto shall deny that it has any liability or obligation purported to be created under any Loan Document or shall otherwise attempt to rescind any of their obligations under the Loan Documents;

(h)           Loan Documents: The occurrence of any event identified in any other Loan Document as an Event of Default;

(i)            Liens: If any Lien in favor of Administrative Agent shall cease to be a valid, enforceable First Priority Lien or if any Borrower, any Credit Party, any Affiliate of any of the foregoing or any Governmental Authority shall assert any of the foregoing;

(j)            Deposit Account Agreement Instructions: If (i) any instruction or agreement relating to any Government Receivables Account, any Non-Government Receivables Account, or any related depository account is amended or terminated without the written consent of Administrative Agent, (ii) any Credit Party instructs or gives any notice to a Deposit Account Bank to cause amounts on deposit in any Government Receivables Account or any Non-Government Receivables Account to be transferred or disposed of other than as required under Section 2.6, (iii) any Borrower fails to forward any Collections to the applicable Government Receivables Account or Non-Government Receivables Account as required under Section 2.6, or (iv) any Borrower directs any Account Debtor to make a payment in respect of any Account to any place or deposit account other than the applicable Government Receivables Account or Non-Government Receivables Account as required under Section 2.6;

(k)          Healthcare Laws and Healthcare Authorizations: If any of the following shall occur:

(i)            any Healthcare Authorizations of any Borrower or any other Credit Party necessary for the operation of the business of any Borrower or any other Credit Party as presently operated shall be revoked, fail to be renewed, restricted, suspended or terminated;

(ii)           any Borrower or any other Credit Party shall fail to be eligible for any reason to participate in any Government Reimbursement Program or to accept assignments or rights to reimbursement thereunder;

(iii)          any Non-Government Payor shall terminate, revoke or fail to renew any Borrower’s or any other Credit Party’s right to participate in any program that provides reimbursement for Healthcare Services, and such termination, revocation or failure to renew has or could reasonably be expected to have a Material Adverse Effect;

(iv)          any Credit Party or any Authorized Officer shall have been found guilty of an act of fraud or shall have been indicted for or convicted of a felony crime that relates to any Healthcare Services, any Government Reimbursement Program or any other reimbursement program with a Third-Party Payor;

(v)           if any Credit Party is found to have been overpaid by a Government Account Debtor by more than $250,000 during any period covered by an audit conducted by such Government Account Debtor, and such overpayment is not repaid within 30 days of its due date, unless the same is being contested in good faith and reserved for in a manner reasonably acceptable to Administrative Agent;

(vi)          the recall of any Product from the market, the voluntary withdrawal of any Product from the market, or actions to discontinue the sale of any Product, if the same could reasonably be expected to have a Material Adverse Effect;

(vii)         the termination of any agreements with manufacturers that supply any Product or any components of any Product or any changes to any agreements with manufacturers that supply any Product or any components of any Product that could reasonably be expected to have a Material Adverse Effect;

(viii)        the institution of any action or proceeding by the FDA or other Governmental Authority to order the withdrawal of any Product or Product category that is material to Borrowers’ business, taken as a whole, from the market or to enjoin any Borrower or any representative of any such Borrower from manufacturing, marketing, selling or distributing any Product or Product category that is material to Borrowers’ business, taken as a whole;

(ix)           the institution of any action or proceeding by the FDA or any other Governmental Authority to revoke, suspend, reject, withdraw, limit, or restrict any Healthcare Authorization held by any Borrower or any other Credit Party or any representative of such Person if the same could reasonably be expected to have a Material Adverse Effect;

(x)           the commencement of any enforcement action against any Borrower or any other Credit Party by the FDA or any other Governmental Authority if such enforcement action could reasonably be expected to have a Material Adverse Effect; or

(xi)          a Change in Law occurs, including a change in FDA policies or procedures or state government agency policies or procedures, which could reasonably be expected to have a Material Adverse Effect.

(l)           Material Contracts and Subordinated Indebtedness: If (i) a default or event of default shall occur under any Material Contract or any Lease Agreement that has not been cured within the time period set forth therein, or (ii) the termination of any Material Contract or any Lease Agreement or (iii) any subordination or intercreditor provision in any Subordination Agreement, or in any document or instrument governing Subordinated Indebtedness shall cease to be in full force and effect, or any Borrower, any other Credit Party or any other Person (including the holder of any applicable Subordinated Indebtedness) shall contest in any manner the validity, binding nature or enforceability of any such provision;

(m)         Change of Control: If any Change of Control shall occur;

(n)          Judgments: If one or more judgments, orders, or awards for the payment of money involving an aggregate amount of $250,000, or more (except to the extent fully covered by insurance pursuant to which the insurer has not denied coverage) is entered or filed against any Borrower or any other Credit Party, or with respect to any of their respective assets, and either (a) there is a period of thirty (30) consecutive days at any time after the entry of any such judgment, order, or award during which (1) the same is not discharged, satisfied, vacated, or bonded pending appeal, or (2) a stay of enforcement thereof is not in effect, or (b) enforcement proceedings are commenced upon such judgment, order, or award;

(o)          Pension Benefits: If any Borrower or any other Credit Party fails to comply with ERISA so that proceedings are commenced to appoint a trustee under ERISA to administer any employee plans or the PBGC institutes proceedings to appoint a trustee to administer such plan(s), or a Lien is entered to secure any deficiency or claim or a “reportable event” as defined under ERISA occurs;

(p)          Material Adverse Change: If any material adverse change occurs in the Collateral, business, property, assets, prospects, operations or condition, financial or otherwise of any Borrower or any other Credit Party, or the occurrence of any other event which has or could reasonably be expected to have a Material Adverse Effect;

(q)          Criminal Proceedings: The institution by any Governmental Authority of criminal proceedings against any Credit Party;

(r)           Swap Agreements: If any termination payment shall be due by any Borrower or any other Credit Party under any Swap Agreement and such amount is not paid within thirty (30) days of the due date thereof or a default, event of default, termination event or other similar condition or event (howsoever described in respect of such Borrower or such other Credit Party) shall have occurred under any Swap Agreement; or

(s)           Change of Management: If any Change of Management shall occur.

9.2         Remedies. If any Event of Default occurs and is continuing, Administrative Agent shall have the right in its sole discretion (or at the discretion of the Required Lenders) to take any or all of the following actions:

(a)           declare the commitment of the Lenders to make Loans and the commitment of Issuing Bank to issue Letters of Credit to be terminated;

(b)           declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by any Borrower;

(c)           direct Borrowers to pay to Issuing Bank cash collateral as security for any subsequent drawings under then outstanding Letters of Credit in an amount equal to 105% of the maximum amount of which may be drawn under such outstanding Letters of Credit;

(d)           reduce the advance rates in respect of Eligible Accounts and Eligible Prospective Rental Contract Stream or take additional reserves against or otherwise modify the Borrowing Base; and

(e)           exercise all rights and remedies available to Administrative Agent and the Lenders under the Loan Documents, including any right of set-off under Section 11.21, or under the UCC or any other Applicable Law;

provided, however, that upon the occurrence of an Event of Default described in Section 9.1(e) or any actual or deemed entry of an order for relief with respect to any Borrower or any other Credit Party under the Bankruptcy Code or in connection with any Insolvency Proceeding, the obligation of Lenders to make Loans and the obligation of Issuing Bank to issue Letters of Credit shall automatically terminate, the unpaid principal amount of all outstanding Loans and other Obligations and all interest and other amounts as aforesaid shall automatically become due and payable without further act of Administrative Agent or any Lender.

9.3         Application of Payments.

(a)           So long as no Event of Default has occurred and is continuing, all proceeds of any repayment, including any prepayments of the Loans, shall be applied by Administrative Agent in the following order of priority:

FIRST, to fees (including Documentation Fees), Expenses and any other amounts then due and owing under the Loan Documents;

SECOND, to accrued and unpaid interest on the Loans of each Lender, ratably among them in accordance with their Pro Rata Shares; and

THIRD, to principal on the Loans of each Lender, ratably among them in accordance with their Pro Rata Shares.

(b)           Notwithstanding any other provisions of this Agreement to the contrary, upon the occurrence and during the continuance of an Event of Default (or after the Loans and all other Obligations under the Loan Documents have otherwise become due and payable in accordance with the terms of Section 9.2), all amounts collected or received by Administrative Agent and any Lender on account of the Obligations or any other amounts outstanding under any of the Loan Documents or in respect of the Collateral or any disposition of the Collateral shall be applied as follows (and each Borrower irrevocably waives the right to direct the application of any such amounts in any other manner):

FIRST, to the payment of all fees (including Documentation Fees), costs, Expenses and indemnities of Administrative Agent and any Protective Advances made by Administrative Agent pursuant to the terms of the Loan Documents;

SECOND, to payment of that portion of the Obligations constituting fees, costs, Expenses and indemnities of the Lenders as provided herein, ratably among them in accordance with their Pro Rata Shares;

THIRD, to the payment of all of the Obligations consisting of accrued and unpaid interest owing to the Lenders, ratably among them in accordance with their Pro Rata Shares;

FOURTH, to the payment on a pari passu basis of (1) all Obligations consisting of unpaid principal on the Loans, ratably among the Lenders in accordance with their Pro Rata Shares, (2) any amounts due under any Banking Services Obligations or Swap Agreements permitted hereunder pursuant to which Administrative Agent or any Affiliate of Administrative Agent is the counterpart, and (3) Reimbursement Obligations then due and payable and cash collateralization of unmatured Reimbursement Obligations pursuant to Section 9.2(c) to the extent not then due and payable;

FIFTH, to all other Obligations which shall have become due and payable under the Loan Documents or otherwise and not repaid pursuant to clauses “FIRST” through “FOURTH” above; and

SIXTH, to the payment of the surplus, if any, to Borrowers or whoever else may be lawfully entitled to receive such surplus.

In carrying out the foregoing, amounts received shall be applied in the numerical order provided above until exhausted prior to application to the next succeeding category.

9.4          Rights to Appoint Receiver. Without limiting and in addition to any other rights, options and remedies Administrative Agent and Lenders have hereunder, the other Loan Documents, the UCC, at law or in equity, upon the occurrence and continuation of an Event of Default or the acceleration of the Loans pursuant to Section 9.2, Administrative Agent shall have the right to apply for and have a receiver appointed by a court of competent jurisdiction to enforce the rights and remedies of Administrative Agent and the Lenders in order to manage, protect, preserve, sell or dispose the Collateral and continue the operation of the business of Borrowers and the Credit Parties and to collect all revenues and profits thereof and apply the same to the payment of all expenses and other charges of such receivership including the compensation of the receiver and to the payments as aforesaid until a sale or other disposition of such Collateral shall be finally made and consummated. EACH BORROWER AND EACH OTHER CREDIT PARTY HEREBY IRREVOCABLY CONSENTS TO AND WAIVES ANY RIGHT TO OBJECT TO OR OTHERWISE CONTEST THE APPOINTMENT OF RECEIVER AS PROVIDED ABOVE. EACH BORROWER AND EACH OTHER CREDIT PARTY (I) GRANTS SUCH WAIVER AND CONSENT KNOWINGLY AFTER HAVING DISCUSSED THE IMPLICATIONS THEREOF WITH COUNSEL, (II) ACKNOWLEDGES THAT (A) THE UNCONTESTED RIGHT TO HAVE A RECEIVER APPOINTED FOR THE FOREGOING PURPOSES IS CONSIDERED ESSENTIAL BY ADMINISTRATIVE AGENT AND LENDERS IN CONNECTION WITH THE ENFORCEMENT OF ITS RIGHTS AND REMEDIES HEREUNDER AND THE OTHER LOAN DOCUMENTS, AND (B) THE AVAILABILITY OF SUCH APPOINTMENT AS A REMEDY UNDER THE FOREGOING CIRCUMSTANCES WAS A MATERIAL FACTOR IN INDUCING ADMINISTRATIVE AGENT AND LENDERS TO MAKE THE LOANS; AND (III) AGREES TO ENTER INTO ANY AND ALL STIPULATIONS IN ANY LEGAL ACTIONS, OR AGREEMENTS OR OTHER INSTRUMENTS IN CONNECTION WITH THE FOREGOING AND TO COOPERATE FULLY WITH ADMINISTRATIVE AGENT AND LENDERS IN CONNECTION WITH THE ASSUMPTION AND EXERCISE OF CONTROL BY THE RECEIVER OVER ALL OR ANY PORTION OF THE COLLATERAL, THE FACILITIES OR ANY OTHER PROPERTY OF ANY BORROWER OR ANY OTHER CREDIT PARTY.

9.5          Remedies Cumulative. Upon the occurrence of an Event of Default, all or any one or more of the rights, powers, privileges and other remedies available to Administrative Agent or any Lender against any Borrower or any of the other Credit Parties under the Loan Documents or at law or in equity may be exercised by Administrative Agent at any time and from time to time, whether or not all or any of the Obligations shall be declared, or be automatically, due and payable, and whether or not Administrative Agent shall have commenced any foreclosure proceeding or other action for the enforcement of its rights and remedies under any of the Loan Documents. Any such actions taken by Administrative Agent shall be cumulative and concurrent and may be pursued independently, singly, successively, together or otherwise, at such time and in such order as Administrative Agent may determine in its discretion, to the fullest extent permitted by Law, without impairing or otherwise affecting the other rights and remedies of Administrative Agent and Lenders permitted by Law, equity or contract or as set forth in the Loan Documents. Without limiting the generality of the foregoing, each Borrower agrees that if an Event of Default is continuing, (i) to the extent permitted by Applicable Law, Administrative Agent is not subject to any “one action” or “election of remedies” Law or rule, and (ii) all Liens and other rights, remedies or privileges provided to Administrative Agent and Lenders shall remain in full force and effect until Administrative Agent has exhausted all of its remedies against the Collateral, the Collateral has been sold and/or otherwise realized upon in satisfaction of the Obligations or the Obligations have been paid in full. No delay or omission to exercise any remedy, right or power accruing upon an Event of Default, or the granting of any indulgence or compromise by Administrative Agent or any Lender shall impair any such remedy, right or power hereunder or be construed as a waiver thereof, but any such remedy, right or power may be exercised from time to time and as often as may be deemed expedient. Any suspension or waiver by Administrative Agent or Lenders, as applicable, of a Default or Event of Default shall not suspend, waive or affect any other Default or Event of Default, whether the same is prior or subsequent thereto and whether of the same or of a different kind or character.

9.6          Severance. Administrative Agent shall have the right from time to time to sever this Agreement, any Revolving Notes, and the other Loan Documents into one or more separate notes, mortgages and other security documents in such denominations and priorities of payment and Liens as Administrative Agent shall determine in its discretion for purposes of evidencing and enforcing the rights and remedies of Administrative Agent and the other Lenders hereunder. Each Credit Party shall execute and deliver to Administrative Agent from time to time, promptly after the request of Administrative Agent, a severance agreement and such other documents as Administrative Agent shall request in order to effect the severance described in the preceding sentence, all in form and substance reasonably satisfactory to Administrative Agent. Each Credit Party hereby absolutely and irrevocably appoints Administrative Agent as its true and lawful attorney, coupled with an interest, in its name and stead to make and execute all documents necessary or desirable to effect such severance, each Credit Party ratifying all that such attorney shall do by virtue thereof.

9.7          Administrative Agent’s Right to Perform. If any Borrower or any other Credit Party fails to perform any covenant or obligation contained herein and such failure shall continue for a period of five (5) Business Days after any Borrower’s or any other Credit Party’s receipt of written notice thereof from Administrative Agent, without in any way limiting Administrative Agent’s and Lenders’ right to exercise any of their rights, powers or remedies as provided hereunder, or under any of the other Loan Documents, Administrative Agent may, but shall have no obligation to, perform, or cause performance of, such covenant or obligation, and all costs, expenses, liabilities, penalties and fines of Administrative Agent incurred or paid in connection therewith shall be payable by Borrowers to Administrative Agent upon demand and if not paid shall be added to the Obligations, shall be secured by the Collateral and shall bear interest thereafter at the Default Rate. Notwithstanding the foregoing, Administrative Agent shall have no obligation to send notice to Borrower Representative or any Credit Party of any such failure.

9.8          License. Administrative Agent, on behalf of itself and the Lenders, is hereby granted an irrevocable, non-exclusive license or other right to use, license or sub-license (without payment of royalty or other compensation to any Person) any or all Intellectual Property of any Borrower or any other Credit Party, computer hardware and software, trade secrets, brochures, customer lists, promotional and advertising materials, labels, packaging materials and other property, in advertising for sale, marketing, selling, collecting, completing manufacture of, or otherwise exercising any rights or remedies with respect to, any Collateral. Each Credit Party’s rights and interests under Intellectual Property shall inure to Administrative Agent’s and Lenders’ benefit.

9.9          Injunctive Relief. Each Borrower and each other Credit Party acknowledges and agrees that if any Borrower or any other Credit Party fails to perform any covenant or obligation contained herein or under any of the other Loan Documents, Administrative Agent and Lenders may have no adequate remedy in monetary damages and, accordingly, shall be entitled to an injunction, (including a temporary restraining order, preliminary injunction, writ of attachment or order compelling performance) against such non-performance, including maintaining the procedure set forth in this Agreement with respect to Collections. Neither Administrative Agent nor Lenders shall be deemed to have waived any other legal or equitable remedies hereunder, the other Loan Documents or at law if Administrative Agent and Lenders shall seek injunctive relief under this Section 9.9. Each Borrower waives any requirement for the posting of a bond or other security by Administrative Agent and Lenders in connection with any such injunctive relief.

9.10        Collection of Accounts. Subject to Applicable Law regarding Government Account Debtors, Administrative Agent may, at any time and from time to time after the occurrence and during the continuance of an Event of Default, whether before or after notification to any Account Debtor and whether before or after the maturity of any of the Obligations, (i) enforce collection of any Accounts of any Credit Party or other amounts owed to any Credit Party by suit or otherwise; (ii) exercise all of any Credit Party’s rights and remedies with respect to proceedings brought to collect any Accounts or other amounts owed to such Credit Party; (iii) surrender, release or exchange all or any part of any Accounts or other amounts owed to any Credit Party, or compromise or extend or renew for any period (whether or not longer than the original period) any indebtedness thereunder; (iv) sell or assign any Account of any Credit Party or other amount owed to any Credit Party upon such terms, for such amount and at such time or times as Administrative Agent deems advisable; (v) prepare, file and sign any Credit Party’s name on any proof of claim in bankruptcy or other similar document against any Account Debtor or other Person obligated to any Credit Party; and (vi) do all other acts and things which are necessary, in Administrative Agent’s sole discretion, to fulfill any Credit Party’s obligations under this Agreement and the other Loan Documents and to allow Administrative Agent to collect the Accounts or other amounts owed to any Credit Party. In addition to any other provision hereof, Administrative Agent may at any time, after the occurrence and during the continuance of an Event of Default, at Borrowers’ expense, notify Account Debtors (subject to Applicable Law regarding Government Account Debtors) to make payment directly to Administrative Agent of any amounts due or to become due thereunder (and once such notice has been given to an Account Debtor, no Credit Party shall give any contrary instructions to such Account Debtor during the continuance of an Event of Default without Administrative Agent’s prior written consent).

9.11       Assistance and Cooperation. Each Credit Party agrees to assist and cooperate with Administrative Agent, and take any action which Administrative Agent may reasonably request or require of such Credit Party, in order to enable Administrative Agent and Lenders to obtain and enjoy the full rights and benefits granted to Administrative Agent and Lenders by the Credit Parties under this Agreement and the other Loan Documents, including specifically, at the cost and expense of Borrowers, the use of their best efforts to assist in obtaining approval of any Governmental Authority for any transaction or action contemplated thereunder which is necessary under any Law or Contractual Obligation, and specifically, without limitation, the preparation, execution and filing with any such Person of any application for consent to assignment of Governmental Authorizations or otherwise.

ARTICLE 10     PARTICIPATIONS AND ASSIGNMENTS

10.1       Participations and Assignments.

(a)           The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither the Borrower nor any other Credit Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of Administrative Agent and each Lender, and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of paragraph (b) of this Section, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (e) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and Participants to the extent provided in paragraph (d) of this Section) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)           Any Lender may at any time assign to one or more assignees (any such assignee, an “Assignee”) all or any portion of such Lender’s Pro Rata Share of the Revolving Commitments, the Loans and its other rights and obligations hereunder, with the prior written consent of Administrative Agent, Issuing Bank and, so long as no Default or Event of Default has occurred and is continuing, with the prior written consent of Borrowers (all of which consents shall not be unreasonably withheld, conditioned or delayed and shall not be required for an assignment by a Lender to another Lender or an Affiliate of a Lender). Except as Administrative Agent may otherwise agree, any such assignment shall be in a minimum aggregate amount equal to $5,000,000 or, if less, the remaining Revolving Commitment and Loans held by the assigning Lender. Borrowers and Administrative Agent shall be entitled to continue to deal solely and directly with such assigning Lender in connection with the interests so assigned to an Assignee until Administrative Agent shall have received an Assignment Agreement executed, delivered and fully completed by the applicable parties thereto and a processing fee paid by such applicable parties of $3,500.00. No assignment hereunder shall be permitted if to any Ineligible Assignee. Any attempted assignment not made in accordance with this Section 10.1(b) shall be treated as the sale of a participation under Section 10.1(d).

(c)           From and after the date on which the conditions described in Section 10.1(b) above have been met, (i) such Assignee shall be deemed automatically to have become a party hereto and, to the extent that rights and obligations hereunder have been assigned to such Assignee pursuant to such Assignment Agreement, shall have the rights and obligations of a Lender hereunder, and (ii) the assigning Lender, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, shall be released from its rights (other than its indemnification rights) and obligations hereunder. Upon the request of the Assignee (and, as applicable, the assigning Lender) pursuant to an effective Assignment Agreement, Borrowers shall execute and deliver to Administrative Agent for delivery to the Assignee (and, as applicable, the assigning Lender) a Revolving Note in the principal amount of the Assignee’s Revolving Commitment (and, as applicable, a Revolving Note in the principal amount of the Revolving Commitment retained by the assigning Lender). Each such Revolving Note shall be dated the effective date of such assignment. Upon receipt by the assigning Lender of such Revolving Note, the assigning Lender shall return to Borrowers any prior Revolving Note held by it.

(d)           Any Lender may at any time (without any required consent) sell to one or more Persons (other than a Person that is an Ineligible Assignee) participating interests in its respective Revolving Commitment and Loans or other interests hereunder (any such Person, a “Participant”). In the event of a sale by a Lender of a participating interest to a Participant, (a) such Lender’s obligations hereunder shall remain unchanged for all purposes, (b) Administrative Agent and Borrowers shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations hereunder and (c) all amounts payable by Borrowers shall be determined as if such Lender had not sold such participation and shall be paid directly to such Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. No Participant shall have any direct or indirect voting rights hereunder except with respect to any event described in Section 11.4 expressly requiring the unanimous vote of all Lenders or, as applicable, all affected Lenders. Each Lender agrees to incorporate the requirements of the preceding sentence into each participation agreement which such Lender enters into with any Participant. Each Borrower agrees that if amounts outstanding hereunder are due and payable (as a result of acceleration or otherwise), each Participant shall be deemed to have the right of set-off in respect of its participating interest in amounts owing hereunder to the same extent as if the amount of its participating interest were owing directly to it as a Lender hereunder; provided that such right of set-off shall be subject to the obligation of each Participant to share with Lenders, and Lenders agree to share with each Participant, as provided in Section 11.21. Each Borrower agrees that each Participant shall be entitled to the benefits of Section 2.19 as if it were a Lender (provided that on the date of the participation no Participant shall be entitled to any greater compensation pursuant to Section 2.19 than would have been paid to the participating Lender on such date if no participation had been sold and that each Participant complies with Section 2.19 as if it were an Assignee).

(e)           Notwithstanding anything to the contrary set forth herein, any Lender may at any time pledge or assign a security interest in all or any portion of its rights hereunder and applicable Revolving Note to secure obligations of such Lender, including any pledge or assignment to secure obligations to any Federal Reserve Bank (including as collateral security pursuant to Regulation A and any Operating Circular issued by such Federal Reserve Bank), and such Loans and Revolving Note(s) shall be fully transferable as provided therein, and this Section 10.1 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(f)            Administrative Agent will maintain a copy of each Assignment Agreement delivered and accepted by it and register (the “Register”) for the recordation of names and addresses of Lenders, the Pro Rata Share of each Lender and the portion of the Revolving Commitment and the Loans of each Lender and whether such Lender is the original Lender or the Assignee. All records of transfer of a Lender’s interest in the Register shall be conclusive, absent manifest error, as to the ownership of the interests in such Revolving Commitment and the Loans. Administrative Agent shall not incur any liability of any kind with respect to any Lender with respect to the maintenance of the Register or for any failure to ensure that any assignment is made in accordance with the terms hereof. Upon the reasonable written request of Borrower Representative, Administrative Agent will furnish a copy of the Register to Borrower Representative or another Borrower (at the cost, if any, to Borrowers).

ARTICLE 11     MISCELLANEOUS

11.1       Financial Advisors. Each Borrower hereby represents that it has dealt with no financial advisors, brokers, underwriters, placement agents, agents or finders in connection with the Loans other than SABR Advisors. Each Borrower shall indemnify and hold Administrative Agent and Lenders harmless from and against any and all claims, liabilities, costs and expenses (including the reasonable fees and disbursements of legal counsel for Administrative Agent and Lenders, including the reasonable charges of internal legal counsel, whether incurred in connection with enforcing this indemnity or defending claims of third parties) of any kind in any way relating to or arising from a claim by any Person that such Person acted on behalf of such Borrower in connection with the transactions contemplated herein.

11.2       Administrative Agent’s Discretion. Whenever pursuant to this Agreement or any other Loan Document, Administrative Agent exercises any right given to it to approve or disapprove, or consent or withhold consent, or any arrangement or term is to be satisfactory to Administrative Agent or is to be in Administrative Agent’s discretion, the decision of Administrative Agent to approve or disapprove, to consent or withhold consent, or to decide whether arrangements or terms are satisfactory or not satisfactory, or acceptable or unacceptable or in Administrative Agent’s discretion shall (except as is otherwise specifically herein provided) be in the sole discretion of Administrative Agent (unless another standard is specified herein, in which event such other standard shall be applied) and shall be final and conclusive.

11.3       Governing Law.

(a)           THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO AND THERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD CALL FOR THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

(b)           Each Credit Party irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against Administrative Agent or any Lender, of the foregoing in any way relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto, in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such action, litigation or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by Applicable Law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that Administrative Agent or any other Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Credit Party or its properties in the courts of any jurisdiction. Each Credit Party hereby irrevocably waives, to the fullest extent not prohibited by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

11.4       Modification, Waiver in Writing.

(a)          No Deemed Consent. Administrative Agent’s or Lenders’ failure, at any time or times hereafter, to require strict performance by Borrowers or other Credit Parties of any provision of this Agreement shall not waive, affect or diminish any right of Administrative Agent or Lenders thereafter to demand strict compliance and performance therewith. In particular, and not by way of limitation, by accepting payment after the due date of any amount payable under any Loan Document, neither Administrative Agent nor any Lender shall be deemed to have waived any right either to require prompt payment when due of all other amounts due under the Loan Documents, or to declare an Event of Default for failure to effect prompt payment of any such other amount. None of the undertakings, agreements, warranties, covenants and representations of Borrowers and the other Credit Parties contained in this Agreement or any of the other Loan Documents and no Default or Event of Default shall be deemed to have been suspended or waived by Administrative Agent and Lenders unless such suspension or waiver is in writing signed by an officer of Administrative Agent and Required Lenders, and directed to Borrower specifying such suspension or waiver.

(b)          Amendments, Consents and Waivers Generally. Except as otherwise expressly provided in this Agreement, (i) any consent or approval required or permitted by this Agreement or in any Loan Document to be given by the Lenders may be given, (ii) any term of this Agreement or of any other Loan Document may be amended (other than agreements hereafter executed solely in respect of the Banking Services Obligations and agreements executed pursuant to Section 5.17), (iii)      the performance or observance by the Borrower or any other Credit Party of any terms of this Agreement or any other Loan Document may be waived, and (iv) the continuance of any Default or Event of Default may be waived (either generally or in a particular instance and either retroactively or prospectively) with, but only with, the written consent of the Required Lenders (or Administrative Agent at the written direction of the Required Lenders), and, in the case of an amendment to any Loan Document, the written consent of each Credit Party which is party thereto, provided that no such amendment, modification or waiver or consent shall:

(i)            extend or increase the Revolving Commitment of any Lender without the written consent of such Lender;

(ii)           extend any date scheduled for the payment of principal or interest without the written consent of each Lender directly affected thereby;

(iii)          extend the Revolving Loan Termination Date without the written consent of all Lenders;

(iv)          reduce the principal amount of the Loans, the rate of interest thereon (including applicable margins and interest rate floors) or any fees payable hereunder, without the consent of each Lender directly affected thereby (except for any periodic adjustments of interest rates and fees as provided for in this Agreement or any right to waive the Default Rate);

(v)           release any Borrower or any Guarantor from its obligations hereunder or under any Guaranty;

(vi)          release all or substantially all of the Collateral granted hereunder or under any of the Loan Documents (except as otherwise specifically permitted or provided in this Agreement);

(vii)         change the payment application waterfall in Section 9.3, the definition of “Required Lenders”, any provision of this Section 11.4 or reduce the aggregate Pro Rata Share required to effect an amendment, modification, waiver or consent, without, in each case, the written consent of all Lenders; or

(viii)        provide, or otherwise permit, the subordination of any Loan, or authorize Administrative Agent to subordinate its Lien in all or substantially all of the Collateral to a third party (except as otherwise specifically permitted or provided in this Agreement) without the written consent of each Lender.

(c)           Administrative Agent Consent. This Agreement or any Loan Document may be amended or waived pursuant to an agreement in writing entered into by Administrative Agent and the Borrower or other applicable Credit Parties (without the consent of any Lender) (1) to cure a defect or error, (2) to grant a new Lien for the benefit of Administrative Agent and the Lenders or extend an existing Lien over additional property or (3) to make modifications required under Applicable Law that are not materially adverse to the Lenders. No provision of Article 12 or other provision of this Agreement affecting Administrative Agent as such shall be amended, modified or waived without the prior written consent of Administrative Agent. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Revolving Commitment of such Lender may not be increased or extended without the consent of such Defaulting Lender.

(d)           Issuing Bank Consent. No amendment, waiver or consent shall, unless in writing and signed by the Issuing Bank in addition to the Lenders otherwise required under this Section 11.4, affect the rights or duties of the Issuing Bank hereunder, any other Loan Document or any Letter of Credit documentation relating to any Letter of Credit issued or to be issued by it.

11.5       Waiver of Trial by Jury.

(a)           EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. ADMINISTRATIVE AGENT AND EACH LENDER IS HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION 11.5 IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY ANY BORROWER AND ANY OTHER CREDIT PARTY.

11.6       Waiver of Consequential Damages, Etc. To the fullest extent permitted by Applicable Law, each Borrower and each other Credit Party agree not to assert, and hereby waive, in any legal action or other proceeding, any claim against Administrative Agent, any Lender, Issuing Bank or any Lender Affiliate, on any theory of liability, for special, indirect, consequential, special, exemplary or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof.

11.7        Headings/Exhibits. The section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose. The Exhibits attached hereto, are hereby incorporated by reference as a part of this Agreement with the same force and effect as if set forth in the body hereof.

11.8        Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Agreement shall be prohibited by or invalid under Applicable Law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.9        Preferences. To the extent Borrowers make a payment to Administrative Agent or any Lender hereunder, or Administrative Agent or any Lender receives proceeds of any Collateral, which is in whole or part subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party under any Debtor Relief Law, common law or equitable cause, then, to the extent of such payment or proceeds received, the Indebtedness or part thereof intended to be satisfied shall be revived and continue in full force and effect, as if such payment or proceeds had not been received by Administrative Agent or such Lender.

11.10      Waiver of Notice. Each Borrower and each other Credit Party hereby expressly waives the right to receive any notice from Administrative Agent or any Lender with respect to any matter, except to the extent that this Agreement or any other Loan Document specifically and expressly requires the giving of notice by Administrative Agent or any Lender to any Borrower and except with respect to matters for which Borrowers are not, pursuant to Applicable Laws, permitted to waive the giving of notice.

11.11      Remedies of Borrowers. If a claim or adjudication is made that Administrative Agent or any Lender or any of their respective agents has acted unreasonably or unreasonably delayed acting in any case where by Law or under any Loan Document, Administrative Agent, such Lender or any such agent, as the case may be, has an obligation to act reasonably or promptly, each Borrower and each other Credit Party agrees that neither Administrative Agent, any Lender nor its respective agents shall be liable for any monetary damages, and such Borrower’s or Credit Party’s sole remedy shall be to commence an action seeking injunctive relief or declaratory judgment. Any action or proceeding to determine whether Administrative Agent or any Lender has acted reasonably shall be determined by an action seeking declaratory judgment. Each Borrower and each other Credit Party specifically waives any claim against Administrative Agent, each Lender and its respective agents with respect to actions taken by Administrative Agent, each Lender or its respective agents on any Borrower’s or Credit Party’s behalf.

11.12      Prior Agreements. This Agreement and the other Loan Documents contain the entire agreement of the parties hereto and thereto in respect of the transactions contemplated hereby and thereby, and all prior agreements, understandings and negotiations among or between such parties, whether oral or written, are superseded by the terms of this Agreement and the other Loan Documents.

11.13     Offsets, Counterclaims and Defenses. Each Borrower and each other Credit Party hereby waives the right to assert a counterclaim, other than a compulsory counterclaim, in any action or proceeding brought against it by Administrative Agent, any Lender or their respective agents or otherwise offset any obligations to make payments required under the Loan Documents. Any Assignee of Administrative Agent’s or any Lender’s interest in and to the Loan Documents shall take the same free and clear of all offsets, counterclaims or defenses which such Borrower or such other Credit Party may otherwise have against any assignor of such documents, and no such offset, counterclaim or defense shall be interposed or asserted by such Borrower or such other Credit Party in any action or proceeding brought by any such Assignee upon such documents, and any such right to interpose or assert any such offset, counterclaim or defense in any such action or proceeding is hereby expressly waived by such Borrower or such other Credit Party.

11.14     Publicity. Neither any Borrower nor any other Credit Party shall, whether now or in the future issue. any press releases or other public disclosure using the name “CIT Bank, N.A.”, the name of any other Lender or the name of any of their respective Lender Affiliates or referring to this Agreement or the other Loan Documents without at least five (5) Business Days’ prior notice to Administrative Agent (and in the case of a disclosure of a Lender’s name, such Lender) and without the prior written consent of Administrative Agent (and in the case of a disclosure of a Lender’s name, such Lender) unless (and only to the extent that) such Borrower or such other Credit Party is required to do so under Applicable Law and then, in any event, such Borrower or such other Credit Party will consult with Administrative Agent (and in the case of a disclosure of a Lender’s name, such Lender) before issuing such press release or other public disclosure. Each Borrower and each other Credit Party expressly consents to and authorizes the publication by Administrative Agent and Lenders of a summary description of the transaction(s) contemplated by this Agreement in any format (including tombstones, deal listings or similar advertising materials), which may be published in one or more of financial or other industry periodicals, newspapers, reporting services, trade organizations, written promotional materials, web site, or otherwise. In addition, each Borrower or each other Credit Party expressly consents to and authorizes Administrative Agent and Lenders to provide to financial or other industry periodicals, newspapers, reporting services or trade organizations information necessary and customary for inclusion of the transaction(s) in league table measurements, including the aggregate dollar value of the transaction.

11.15     Indemnification; Expenses.

(a)           Expenses. Each Borrower and each other Credit Party shall reimburse Administrative Agent (or any Lender, as applicable) upon receipt of notice for all Expenses. Any Expenses due and payable by any Borrower or any other Credit Party hereunder which are not paid within five (5) days after demand shall accrue interest at the Default Rate and may be paid by Administrative Agent, in its sole discretion, pursuant to Section 2.13(b).

(b)           Indemnity. Each Borrower and each other Credit Party shall defend, indemnify and hold harmless Administrative Agent, each Lender, each Lender Affiliate, each of their respective directors, officers, partners, members, shareholders, participants, employees, professionals and agents, and each of their respective successors and assigns (each, an “Indemnified Party”), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including the fees and disbursements of counsel for an Indemnified Party in connection with any investigative, administrative or judicial proceeding commenced or threatened, court costs and costs of appeal at all appellate levels, investigation and laboratory fees, consultant fees and litigation expenses), that may be imposed on, incurred by, or asserted against any Indemnified Party (collectively, the “Indemnified Liabilities”) arising out of or related to (i) the execution, enforcement, performance, or administration of this Agreement, any of the other Loan Documents, the transactions contemplated hereby; (ii) any breach by any Borrower, any other Credit Party or any Affiliate thereof of their obligations under, or any misrepresentation by any of the foregoing contained in, any Loan Document; (iii) any Environmental Release or the presence, disposal, escape, seepage, leakage, spillage, discharge, emission, release, or threatened release of any Hazardous Materials on, from or affecting any Facility; (iv) any violation of any Laws by Borrower, any other Credit Party or any Affiliate thereof and (v) any other matter arising out of or related to the Revolving Loans, any Credit Party, any Facility or any Collateral; provided, however, that Borrowers shall not have any obligation to any Indemnified Party hereunder to the extent that it is judicially determined by a court of competent jurisdiction in a final, non-appealable judgment that such Indemnified Liabilities are the result of the gross negligence or willful misconduct of such Indemnified Party. Any amounts payable to any Indemnified Party by reason of the application of this Section 11.15 shall be payable on demand and shall bear interest at the Default Rate from the date loss or damage is sustained by any Indemnified Party until paid.

11.16      Survival. All obligations, covenants, agreements, representations, warranties, waivers and indemnities made by any Borrower in any Loan Document shall survive the execution and delivery of the Loan Documents, the Closing, the making of the Loans and any termination of this Agreement until all Obligations are fully performed and indefeasibly paid in full in cash. The obligations and provisions of Sections 2.24(i), 2.18, 2.19, 5.13, 5.21, 9.9, 11.1, 11.3, 11.5, 11.6, 11.8, 11.9, 11.11, 11.13, 11.14, 11.15, 11.16, 11.17, 11.20, 11.27, 12.3, 12.6, 12.7 and 12.13 shall survive the termination of this Agreement and the other Loan Documents and any payment, in full or in part, of the Obligations.

11.17      No Usury. If Applicable Law is ever judicially interpreted so as to render usurious any amount called for hereunder or any other Loan Document, or contracted for, charged, taken, reserved or received with respect to the Obligations, or if Administrative Agent’s and Lenders’ exercise of the option to accelerate the maturity of the Loans or any prepayment by any Borrower results in Borrowers having paid any interest in excess of that permitted by Applicable Law, then it is each Borrower’s, Administrative Agent’s and Lenders’ express intent that all excess amounts theretofore collected by Administrative Agent or any Lender shall be credited against the unpaid principal amount of the Obligations (or, if the Obligations have been or would thereby be paid in full, refunded to Borrowers), and the provisions of the Loan Documents immediately be deemed reformed and the amounts thereafter collectible thereunder reduced, without the necessity of the execution of any new document, so as to comply with Applicable Law, but so as to permit the recovery of the fullest amount otherwise called for thereunder. All sums paid or agreed to be paid to Lenders for the use, forbearance or detention of the Loans shall, to the extent permitted by Applicable Law, be amortized, prorated, allocated, and spread throughout the full stated term of the Loans until payment in full so that the rate or amount of interest on account of the Loans does not exceed the maximum lawful rate from time to time in effect and applicable to the Loans for so long as the Loans are outstanding. Notwithstanding anything to the contrary contained in any Loan Document, it is not the intention of Administrative Agent or any Lender to accelerate the maturity of any interest that has not accrued at the time of such acceleration or to collect unearned interest at the time of such acceleration.

11.18      Conflict; Construction of Documents. In the event of any conflict between the provisions of this Agreement and any of the other Loan Documents, the provisions of this Agreement shall control. The parties hereto acknowledge that each is represented by separate counsel in connection with the negotiation and drafting of the Loan Documents and that the Loan Documents shall not be subject to the principle of construing their meaning against the party that drafted them.

11.19      No Third Party Beneficiaries. The Loan Documents are solely for the benefit of Administrative Agent, Lenders and Credit Parties and nothing contained in any Loan Document shall be deemed to confer upon any Person (other than Administrative Agent, Lenders, Credit Parties, Indemnified Parties under Section 11.15 and Indemnified Agent Parties under Section 12.7, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, Affiliates of each of Administrative Agent and Lenders) any right to insist upon or to enforce the performance or observance of any of the obligations contained therein.

11.20     Assignment. The Loans, any Notes, the Loan Documents and/or any Lender’s rights, title, obligations and interests therein may be assigned by such Lender and any of its successors and assigns in accordance with the terms and conditions set forth in Article 10. Neither any Borrower nor any other Credit Party may assign its rights, title, interests or obligations hereunder or under any of the other Loan Documents.

11.21     Set-Off. Subject in all events to Section 12.13 hereunder, if an Event of Default shall have occurred and be continuing, each Lender, the Issuing Bank and each of their respective Affiliates is hereby authorized at any time and from time to time, after obtaining the prior written consent of Administrative Agent, to the fullest extent permitted by Applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, the Issuing Bank or any such Affiliate to or for the credit or the account of any Borrower or any other Credit Party against any and all of the obligations of such Borrower or such other Credit Party now or hereafter existing hereunder or any other Loan Document to such Lender or the Issuing Bank, irrespective of whether or not such Lender or the Issuing Bank shall have made any demand hereunder or any other Loan Document and although such obligations of such Borrower or such other Credit Party may be contingent or unmatured or are owed to a branch or office or Affiliate of such Lender or the Issuing Bank different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided, that if any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to Administrative Agent for further application in accordance with the provisions of Section 12.15 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, the Issuing Bank and their respective Affiliates under this Section 11.21 are in addition to other rights and remedies (including other rights of setoff) that such Lender, the Issuing Bank or their respective Affiliates may have. Each Lender and each Issuing Bank agrees to notify the Borrower Representative and Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

11.22     Confidentiality.

(a)           Each Credit Party acknowledges that (i) from time to time financial advisory, investment banking and other services may be offered or provided to it (in connection with this Agreement or otherwise) by each Lender or by one or more affiliates of such Lender and (ii) information delivered to each Lender by the Credit Parties may be provided to each such affiliate, it being understood that any such affiliate receiving such information shall be bound by the provisions of Section 11.22(b) as if it were a Lender under this Agreement.

(b)           Each of Administrative Agent and each Lender severally (and not jointly) agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to its Affiliates and approved funds and to its and its Affiliates’ and approved funds’ respective partners, directors, officers, employees, agents, consultants, counsel, accountants, advisors, controlling persons, managed funds, financing sources, actual and prospective investors, and other representatives (collectively, the “Representatives”) (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), or to Rating Agencies, (ii) to the extent requested or required by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), including any regulatory filings, (iii) to the extent required by Applicable Laws or by any subpoena or similar judicial or legal process, (iv) to any other party to the Loan Documents, (v) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or Proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (vi) to (A) any actual or prospective assignee of a Lender, assignee or successor of Administrative Agent, or pledgee of or Participant in any of its rights or obligations under this Agreement, or (B) any actual or prospective counterparty to any swap or derivative transaction or Banking Services transactions relating to any Borrower or any other Credit Party and its obligations, or (C) any counterparty to any Subordination Agreement to the extent required by the provisions of such Subordination Agreement, provided that such parties agree to be bound by confidentiality provisions substantially similar to those hereunder, and to the Representatives of the foregoing parties in clauses (A) and (B) and (C), (vii) with the consent of the Borrower Representative, (viii) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section or (B) becomes available to Administrative Agent, any Lender, or any of their respective Representatives on a non-confidential basis from a source other than the Credit Parties or (ix) for purposes of establishing a due diligence defense. The terms of this provision shall supersede and replace any previous agreement regarding the confidentiality of the Information and shall terminate upon the termination of the Revolving Commitments and the payment of the Obligations.

For purposes of this Section, (i) “Information” means, all information received from any Credit Party or any of its Subsidiaries relating to any Credit Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to or in the possession of Administrative Agent, any other Lender or their Representatives on a non-confidential basis prior to disclosure by any Credit Party or any of its Subsidiaries and (ii) “Rating Agencies” means Moody’s, S&P, Fitch Ratings Ltd., or any other nationally recognized rating agency or service. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Notwithstanding anything herein to the contrary, “Information” shall not include, and Administrative Agent and each other Lender may disclose without limitation of any kind, any information with respect to the “tax treatment” and “tax structure” (in each case, within the meaning of Treasury Regulation Section 1.6011-4) of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to Administrative Agent or such other Lender relating to such tax treatment and tax structure, provided that with respect to any document or similar item that in either case contains information concerning the tax treatment or tax structure of the transaction as well as other information, this sentence shall only apply to such portions of the document or similar item that relate to the tax treatment or tax structure of the Loans and transactions contemplated hereby.

(c)           No Borrower or Affiliate thereof will issue any press releases or other public disclosure using the name of Administrative Agent or its Affiliates or any other Lender or its Affiliates or referring to this Agreement or the other Loan Documents without at least three (3) Business Days’ prior notice to Administrative Agent or such Lender and without the prior written consent of Administrative Agent or such Lender unless (and only to the extent that) such Borrower or Affiliate is required to do so under law and then, in any event, such Borrower or Affiliate will consult with such Lender before issuing such press release or other public disclosure. The Borrowers hereby consent to the publication by Administrative Agent or any Lender of a tombstone or similar advertising material relating to the financing transactions contemplated by this Agreement (such material may, without limitation, include a description of the Credit Parties and the use of any identifying trademark or other marks of a Credit Party). Each Lender reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

11.23     Patriot Act Compliance. Each Lender that is subject to the Patriot Act (as defined below) and Administrative Agent (for itself and not on behalf of any Lender) hereby notifies each Credit Party that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Credit Party, which information includes the name, address and tax identification number of each Credit Party and other information that will allow such Lender or Administrative Agent, as applicable, to identify each Credit Party in accordance with the Patriot Act. The Borrowers shall, promptly following a request by Administrative Agent or any Lender, provide all documentation and other information that Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act.

11.24     Electronic Execution of Assignments and Other Documents. The words “execution,” “signed,” “signature,” and words of like import in this Agreement and the other Loan Documents including any Assignment Agreement or in any amendment, waiver, modification or consent relating hereto shall be deemed to include electronic signatures or electronic records, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Laws, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state Laws based on the Uniform Electronic Transactions Act.

11.25     Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by telecopier, facsimile machine, portable document format (“PDF”) or other electronic means shall be as effective as delivery of a manually executed counterpart of this Agreement. The effectiveness of any such documents and signatures shall, subject to Applicable Laws, have the same force and effect as manually signed originals and shall be binding on Borrowers, Administrative Agent and Lenders. Administrative Agent may also require that any such documents and signatures be confirmed by a manually signed original thereof; provided, however, that the failure to request or deliver the same shall not limit the effectiveness of any facsimile document or signature. No party may raise the use of a telecopier, facsimile machine, PDF or other electronic means, or the fact that any signature was transmitted through the use of a telecopier, facsimile machine, PDF or other electronic means, as a defense to the enforcement of this Agreement.

11.26     Borrower Representative.

(a)           Each Credit Party hereby irrevocably appoints and constitutes Borrower Representative as its agent to (i) request and receive the proceeds of advances in respect of the Loans and request Letters of Credit (and to otherwise act on behalf of such Credit Party pursuant to this Agreement and the other Loan Documents) from Administrative Agent and Lenders in the name or on behalf of each such Credit Party, (ii) receive statements of account and all other notices from Administrative Agent or any Lender, as applicable, with respect to the Obligations or otherwise under or in connection with this Agreement and the other Loan Documents, (iii) execute and deliver Borrowing Base Reports, Compliance Certificates and all other notices, certificates and documents to be executed and/or delivered by any Credit Party hereunder or the other Loan Documents; and (iv) otherwise act on behalf of such Credit Party pursuant to this Agreement and the other Loan Documents.

(b)           The authorizations contained in this Section 11.26 are coupled with an interest and shall be irrevocable, and Administrative Agent and Lenders may rely on any notice, request, information supplied by Borrower Representative, every document executed by Borrower Representative, every agreement made by Borrower Representative or other action taken by Borrower Representative in respect of any Borrower or any other Credit Party as if the same were supplied, made or taken by such Borrower or such other Credit Party. Without limiting the generality of the foregoing, the failure of one or more Borrowers or any other Credit Parties to join in the execution of any writing in connection herewith shall not relieve any Borrower or other Credit Party from obligations in respect of such writing. No purported termination of the appointment of Borrower Representative as agent shall be effective without the prior written consent of Administrative Agent.

11.27     Joint and Several.

(a)           Each Borrower shall be jointly and severally liable for all of the Obligations of Borrowers hereunder, regardless of which of Borrowers actually receives the proceeds or other benefits of the Loans, Letters of Credit or other extensions of credit hereunder or the manner in which Borrowers, Administrative Agent or the Lenders account therefor in their respective books and records.

(b)           Each Borrower is accepting joint and several liability hereunder and under the other Loan Documents in consideration of the financial accommodations to be provided by Administrative Agent and Lenders hereunder, for the mutual benefit, directly and indirectly, of each Borrower and in consideration of the undertakings of the other Borrowers to accept joint and several liability for the Obligations.

(c)           To the extent that Applicable Law otherwise would render the full amount of the joint and several obligations of any Borrower hereunder and under the other Loan Documents invalid or unenforceable, such Person’s obligations hereunder and under the other Loan Documents shall be limited to the maximum amount which does not result in such invalidity or unenforceability; provided, however, that each Borrower’s obligations hereunder and under the other Loan Documents shall be presumptively valid and enforceable to their fullest extent in accordance with the terms hereof or thereof, as if this Section 11.27 were not a part of this Agreement.

(d)           To the extent that any Borrower shall make a payment under this Section 11.27 of all or any of the Obligations (as used in this clause (d), a “Joint Liability Payment”) which, taking into account all other Joint Liability Payments then previously or concurrently made by any other Borrower, exceeds the amount that such Borrower would otherwise have paid if each Borrower had paid the aggregate Obligations satisfied by such Joint Liability Payments in the same proportion that such Person’s “Allocable Amount” (as defined below) (as determined immediately prior to such Joint Liability Payments) bore to the aggregate Allocable Amounts of each of Borrowers as determined immediately prior to the making of such Joint Liability Payments, then, following indefeasible payment in full in cash of the Obligations (other than contingent obligations that survive the repayment in full of the Loans and the termination of the Loan Documents and for which no claim has been asserted) and termination of the Revolving Commitments, such Borrower shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each other Borrower for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Joint Liability Payments. As of any date of determination, the “Allocable Amount” of any Borrower shall be equal to the maximum amount of the claim which could then be recovered from such Borrower under this Section 11.27 without rendering such claim voidable or avoidable under §548 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

(e)           Each Borrower assumes responsibility for keeping itself informed of the financial condition of each other Borrower, and any and all endorsers and/or guarantors of any instrument or document evidencing all or any part of such other Borrower’s Obligations, and of all other circumstances bearing upon the risk of nonpayment by such other Borrower of their Obligations and each Borrower agrees that neither Administrative Agent nor any Lender has any duty to advise such Borrower of information known to Administrative Agent or any Lender regarding such condition or any such circumstances or to undertake any investigation not a part of its regular business routine. If Administrative Agent or any Lender, in its sole discretion, undertakes at any time or from time to time to provide any such information to a Borrower, Administrative Agent or such Lender shall not be under any obligation to update any such information or to provide any such information to such Borrower or any other Person on any subsequent occasion.

(f)            Administrative Agent and Lenders are hereby authorized, without notice or demand and without affecting the liability of a Borrower hereunder, to, at any time and from time to time, (A) renew, extend, accelerate or otherwise change the time for payment of, or other terms relating to, Obligations incurred by any Borrower or any other Credit Party, otherwise modify, amend or change the terms of any promissory note or other agreement, document or instrument now or hereafter executed by any Borrower or any other Credit Party and delivered to Administrative Agent or any Lender; (B) accept partial payments on an Obligation incurred by any Borrower; (C) take and hold security or collateral for the payment of an Obligation incurred by any Borrower hereunder or for the payment of any guaranties of an Obligation incurred by any Borrower or other liabilities of any Borrower and exchange, enforce, waive and release any such security or collateral; (D) apply such security or collateral and direct the order or manner of sale thereof as Administrative Agent may determine in its sole discretion; and (E) settle, release, compromise, collect or otherwise liquidate an Obligation incurred by any Borrower and any security or collateral therefor in any manner, without affecting or impairing the obligations of any other Borrower. Administrative Agent shall have the exclusive right to determine the time and manner of application of any payments or credits, whether received from a Borrower or any other source, and such determination shall be binding on each Borrower absent manifest error. In accordance with the terms of this Agreement, all such payments and credits may be applied, reversed and reapplied, in whole or in part, to any of an Obligation incurred by any Borrower as Administrative Agent shall determine in their sole discretion without affecting the validity or enforceability of the Obligations of the other Borrowers.

(g)           Each Borrower hereby agrees that, except as hereinafter provided, its obligations hereunder shall be unconditional, irrespective of (and each Borrower) hereby waives notice of) (A) the absence of any attempt to collect an Obligation incurred by a Borrower from any Borrower or any guarantor or other action to enforce the same; (B) the waiver or consent by Administrative Agent and Lenders with respect to any provision of any instrument evidencing an Obligation incurred by any other Borrower, or any part thereof, or any other agreement heretofore, now or hereafter executed by any other Borrower and delivered to Administrative Agent or any Lender; (C) failure by Administrative Agent to take any steps to perfect and maintain its security interest in, or to preserve its rights to, any security or collateral for an Obligation incurred by any Borrower; (D) the institution of any proceeding under the Bankruptcy Code, or any similar proceeding, by or against any Borrower or any other Credit Party, Administrative Agent’s or any Lender’s election in any such proceeding of the application of §1111(b)(2) of the Bankruptcy Code; (E) any borrowing or grant of a security interest by any Borrower as debtor-in- possession under §364 of the Bankruptcy Code; (F) the disallowance, under §502 of the Bankruptcy Code, of all or any portion of Administrative Agent’s or any Lender’s claim(s) for repayment of any of an Obligation incurred by any Borrower; or (G) any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor.

(h)           This Section 11.27 is intended only to define the relative rights of Borrowers and nothing set forth in this Section 11.27 is intended to or shall impair the obligations of Borrowers, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of this Agreement or any other Loan Documents. Nothing contained in this Section 11.27 shall limit the liability of any Borrower to pay the Loans made directly or indirectly to such Borrower and accrued interest, fees and Expenses with respect thereto for which such Borrower shall be primarily liable.

(i)            No payment made by or for the account of any Borrower, including (A) a payment made by such Borrower on behalf of an Obligation of another Borrower or (B) a payment made by any other person under any guaranty, shall entitle such Borrower, by subrogation or otherwise, to any payment from such other Borrower or from or out of property of such other Borrower and such Borrower shall not exercise any right or remedy against such other Borrower or any property of such other Borrower by reason of any performance of such Borrower of its joint and several obligations hereunder until the Obligations (other than contingent obligations that survive the repayment in full of the Loans and the termination of the Loan Documents and for which no claim has been asserted) are paid in full.

(j)            Each Borrower hereby agrees that after the occurrence and during the continuance of any Default or Event of Default, such Borrower will not demand, sue for or otherwise attempt to collect any indebtedness of any other Borrower owing to such Borrower until the Obligations (other than contingent obligations that survive the repayment in full of the Loans and the termination of the Loan Documents and for which no claim has been asserted) are paid in full. If, notwithstanding the foregoing sentence, such Borrower shall collect, enforce or receive any amounts in respect of such indebtedness, such amounts shall be collected, enforced and received by such Borrower as trustee for Administrative Agent, and such Borrower shall deliver any such amounts to Administrative Agent for application to the Obligations in accordance with Section 9.3.

(k)           Any notice given by Borrower Representative hereunder shall constitute and be deemed to be notice given by all Borrowers, jointly and severally. Notice given by Administrative Agent or any Lender to Borrower Representative hereunder or pursuant to any other Loan Documents in accordance with the terms hereof or thereof shall constitute notice to all Borrowers. The knowledge of any Borrower shall be imputed to all Borrowers and any consent by Borrower Representative or any Borrower shall constitute the consent of and shall bind all Borrowers.

(l)            The parties hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of each Borrower to which such contribution and indemnification is owing. The rights of any indemnifying Borrower against the other Borrowers under this Section shall be exercisable upon the full and indefeasible payment of the Obligations (other than contingent obligations that survive the repayment in full of the Loans and the termination of the Loan Documents and for which no claim has been asserted) and the termination of the Revolving Facility.

11.28     Release of Claims. Each Borrower and each other Credit Party does hereby (i) waive any claim in tort, contract or otherwise which such Borrower or such other Credit Party may have against Administrative Agent, any Lender, any of their respective Affiliates or their respective officers, directors, agents, or employees (collectively, “Lender Agents”) which may arise out of the relationship between any such Borrower or such other Credit Party and any such Person prior to the Closing Date; and (ii) absolutely and unconditionally releases and discharges Administrative Agent, each Lender, each of their respective Affiliates and the Lender Agents from any and all claims, causes of action, losses, damages or expenses which may arise out of any relationship between it and Administrative Agent, such Lender, any such Affiliate or the Lender Agents which such Borrower or such other Credit Party may have as of the Closing Date. Each Borrower and each other Credit Party acknowledges that it makes this waiver and release knowingly, voluntarily and only after considering the ramifications of this waiver and release with its legal counsel.

11.29     Acting Through Agents. In exercising any rights under the Loan Documents or taking any actions provided for therein, Administrative Agent may act through its employees, agents or independent contractors as authorized by Administrative Agent. Each Borrower shall authorize its accounting firm and/or service bureaus to provide Administrative Agent with such information as is requested by Administrative Agent in accordance with this Agreement. Each Borrower authorizes Administrative Agent to contact directly any such accounting firm and/or service bureaus to obtain such information.

ARTICLE 12      AGENCY PROVISIONS; SETTLEMENT

Administrative Agent, Lenders, Borrowers and each other Credit Party agree that, except for the rights expressly granted to Borrowers under Section 12.9, no Borrower or other Credit Party shall be a party to the agreements contained in this Article 12. Without limitation of the foregoing, Administrative Agent, Lenders, Borrowers and each other Credit Party agree that in no event shall Borrowers or other Credit Parties be required to seek comment from, deliver notices to or otherwise deal with any Lender other than Administrative Agent (except as otherwise specifically stated in this Agreement). No Borrower or other Credit Party shall have any benefits or rights as a third party beneficiary of any term or condition contained in this Article 12.

12.1       Appointment and Authorization.

(a)          Generally. Each Lender and Issuing Bank hereby irrevocably (subject to Section 12.9) appoints, designates and authorizes Administrative Agent to act on its behalf as Administrative Agent hereunder and under the other Loan Documents and authorized Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document, Administrative Agent shall not have any duty or responsibility except those expressly set forth herein, nor shall Administrative Agent have or be deemed to have any fiduciary relationship with any Lender or Participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against Administrative Agent. The duties of Administrative Agent shall be mechanical and administrative in nature. Without limiting the generality of the foregoing sentence, the use of the term “agent” herein and in other Loan Documents with reference to Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any Applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(b)          Specific Authorizations. Except as otherwise specified in this Agreement, Administrative Agent shall have the right to exercise its sole and absolute discretion to act or not to act under the Loan Documents. Without limiting the generality of the foregoing, Administrative Agent shall have the sole and exclusive right and authority to:

A.           act as the disbursing and collecting agent for the Lenders with respect to all payments and collections arising in connection with this Agreement and the Loan Documents relating to the Collateral securing the Loans;

B.            make any subsequent advances to the Borrower for the purposes described in this Agreement;

C.            approve or disapprove any form of real property lease agreement to which the Borrowers or other Credit Parties are subject;

D.           execute and deliver each Collateral Document and accept delivery of each such agreement delivered by the Credit Parties;

E.            act as collateral agent for the Lenders for purposes of the perfection of all security interests and Liens created by such agreements and all other purposes stated therein;

F.            take such action as is necessary or desirable to maintain the perfection and priority of the security interest and Liens created or purported to be created by the Loan Documents;

G.            release or assign (without recourse, representation or warranty, other than representations as to title and as to no encumbrances by Administrative Agent) any or all Collateral upon payment and satisfaction in full of the Loans; and

H.            enter into any so-called “pre-negotiation agreement” with Borrower or any other Credit Party (provided that as a condition precedent to such authority, all Lenders have been given a reasonable opportunity to (i) comment on the proposed form of pre-negotiation agreement and (ii) discuss such comments with Administrative Agent).

12.2        Delegation of Duties. Administrative Agent may execute any of its duties hereunder or any other Loan Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of legal counsel and other consultants, independent public accountants or experts concerning all matters pertaining to such duties. Administrative Agent shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects in the absence of gross negligence or willful misconduct as finally determined in a non-appealable judicial proceeding.

12.3        Exculpation of Administrative Agent. None of Administrative Agent nor any of its directors, officers, employees, Affiliates or agents shall (a) be liable to any Lender or any other Person for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except to the extent resulting from its own gross negligence or willful misconduct in connection with its duties expressly set forth herein as determined by a final, nonappealable judgment by a court of competent jurisdiction), or (b) be responsible in any manner to any Lender or Participant for any recital, statement, representation or warranty made by any Borrower, any Credit Party or any of their Affiliates, or any officer thereof, contained in this Agreement or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by Administrative Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document (or the creation, perfection or priority of any Lien or security interest therein), or for any failure of any Borrower, any Credit Party or any other party to any Loan Document to perform its obligations and liabilities hereunder or thereunder, or be responsible for or have any duty to ascertain or verify the satisfaction of any conditions specified in this Agreement or any other Loan Document. Administrative Agent shall not be under any obligation to any Lender to ascertain or to inquire as to (i) the performance or observance of any of the terms, provisions or conditions of this Agreement or any of the other Loan Documents, (ii) the financial condition of any Credit Party, (iii) the contents of any certificate, report or other document delivered hereunder or any other Loan Document or in connection herewith or therewith, (iv) the existence or possible existence of any Default or Event of Default, or (v) the satisfaction of any condition set forth in Section 3 of this Agreement or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to Administrative Agent.

12.4        Reliance by Administrative Agent. Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, consent, certificate, electronic mail message, affidavit, letter, telegram, facsimile, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including legal counsel to Borrowers), independent accountants and other experts selected by Administrative Agent. Administrative Agent shall be fully justified in failing or refusing to take any action hereunder or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders or such other number or percentage of Lenders as shall be required elsewhere in this Agreement as it deems appropriate and, if it so requests, confirmation from Lenders of their obligation to indemnify Administrative Agent against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder or any other Loan Document in accordance with a request or consent of the Required Lenders or such other number or percentage of Lenders as shall be required elsewhere in this Agreement and such request and any action taken or failure to act pursuant thereto shall be binding upon each Lender. For purposes of determining compliance with the conditions specified in Section 3.2, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless Administrative Agent shall have received written notice from such Lender prior to the Closing Date specifying its objection thereto.

12.5        Notice of Default. Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default except with respect to defaults in the payment of principal, interest and fees required to be paid to Administrative Agent for the account of Lenders, unless Administrative Agent shall have received written notice from a Lender or a Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. Administrative Agent will notify Lenders of its receipt of any such notice. Administrative Agent shall take such action with respect to such Default or Event of Default as may be requested by the Required Lenders in accordance with Section 9.5; provided that unless and until Administrative Agent has received any such request, Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interest of Lenders.

12.6        Credit Decision. Each Lender acknowledges that Administrative Agent has not made any representation or warranty to it, and that no act by Administrative Agent hereafter taken, including any consent and acceptance of any assignment or review of the affairs of Borrowers or the other Credit Parties, shall be deemed to constitute any representation or warranty by Administrative Agent to any Lender as to any matter, including whether Administrative Agent has disclosed material information in its possession. Each Lender represents to Administrative Agent that it has, independently and without reliance upon Administrative Agent and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of Borrowers and the other Credit Parties, and made its own decision to enter into this Agreement and to extend credit to Borrowers hereunder. Each Lender also represents that it will, independently and without reliance upon Administrative Agent and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action hereunder and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of Borrowers and the other Credit Parties. Except for notices, reports and other documents expressly herein required to be furnished to Lenders by Administrative Agent, Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial or other condition or creditworthiness of Borrowers and the other Credit Parties which may come into the possession of Administrative Agent. Each Lender hereby acknowledges and agrees that it is not entitled to rely upon any notice, report or other document furnished by Administrative Agent from time to time in connection with this Agreement and the other Loan Documents and the transactions contemplated hereby, and hereby release any and all claims it may have against Administrative Agent or any agent thereof as a result of any reliance by any Lender in any such notice, report, document or other information furnished by Administrative Agent.

12.7        Indemnification. Whether or not the transactions contemplated hereby are consummated, each Lender shall indemnify, defend and hold harmless upon demand Administrative Agent and its directors, officers, employees, Affiliates and agents (each an “Indemnified Agent Party”) (to the extent not reimbursed by or on behalf of any Borrower and without limiting the obligation of any Borrower to do so), according to its applicable Pro Rata Share, from and against any and all Indemnified Liabilities (as defined in Section 11.15), provided, that no Lender shall be liable for any payment to any such Person of any portion of the Indemnified Liabilities to the extent determined by a final, non- appealable judgment by a court of competent jurisdiction to have resulted from the applicable Indemnified Agent Party’s own gross negligence or willful misconduct. No action taken in accordance with the directions of Required Lenders shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section 12.7. Without limitation of the foregoing, each Lender shall reimburse Administrative Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including all Expenses) incurred by Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that Administrative Agent is not reimbursed for such expenses by or on behalf of Borrowers. If any indemnity furnished to Administrative Agent for any purpose shall, in the reasonable, good faith opinion of Administrative Agent, be insufficient or become impaired, Administrative Agent may call for additional reasonable indemnity and cease, or not commence, to do the acts indemnified against even if so directed by Required Lenders until such additional reasonable indemnity is furnished. The undertaking in this Section 12.7 shall survive repayment of the Loans and other liabilities, cancellation of any promissory notes, any foreclosure under, or modification, release or discharge of, any or all of the Loan Documents, termination of this Agreement and the resignation or replacement of Administrative Agent.

12.8        Administrative Agent in Individual Capacity. CIT and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire Equity Interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with any Credit Party and its Affiliates as though CIT were not Administrative Agent hereunder and without notice to or consent of any Lender; provided, however, if CIT acquires Equity Interests in any Credit Party or any Affiliate of any Credit Party and such Equity Interests are not publicly traded, CIT will provide written notice to the Lenders. Each Lender acknowledges that, pursuant to such activities, CIT or its Affiliates may receive information regarding a Credit Party or its Affiliates (including information that may be subject to confidentiality obligations in favor of such Credit Party or such Affiliates) and acknowledge that Administrative Agent shall be under no obligation to provide such information to them. With respect to its portion of the Loans, CIT and its Affiliates shall have the same rights and powers hereunder as any other Lender and may exercise the same as though CIT were not Administrative Agent, and the terms “Lender” and “Lenders” include CIT and its Affiliates, to the extent applicable, in their individual capacities.

12.9        Successor Administrative Agent. Administrative Agent may resign as Administrative Agent upon thirty (30) days’ notice to Lenders. If Administrative Agent resigns hereunder, Required Lenders shall, with (so long as no Default or Event of Default exists) the consent of Borrowers (which shall not be unreasonably withheld, conditioned or delayed), appoint from among Lenders a successor agent for Lenders. Notwithstanding the immediately foregoing sentence, if no successor agent is appointed prior to the effective date of the resignation of Administrative Agent, Administrative Agent may appoint, after consulting with Lenders and Borrowers, a successor agent from among Lenders. Upon the acceptance of its appointment as successor agent hereunder, such successor agent shall succeed to and become vested with all the rights, powers and duties of the retiring Administrative Agent and the term “Administrative Agent” shall mean such successor agent, and the retiring Administrative Agent’s appointment, powers and duties as Administrative Agent shall be terminated. After any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the provisions of this Article 12 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent hereunder. If no successor agent has accepted appointment as Administrative Agent by the date which is thirty (30) days following a retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation shall nevertheless thereupon become effective and Lenders shall perform all of the duties of Administrative Agent hereunder until such time, if any, as Required Lenders appoint a successor agent as provided for above.

12.10      Collateral Matters; Restriction on Lenders. (a) Each Lender authorizes and directs Administrative Agent to enter into the other Loan Documents for the benefit of Administrative Agent and Lenders. Each Lender hereby agrees that, except as otherwise set forth herein, any action taken by Administrative Agent or Required Lenders in accordance with the provisions of this Agreement or the other Loan Documents, and the exercise by Administrative Agent or Required Lenders of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all Lenders. Administrative Agent is hereby authorized on behalf of all Lenders, without the necessity of any notice to or further consent from any Lender, to take any action with respect to any Collateral and any of the other collateral pursuant to Loan Documents that may be necessary to perfect and maintain perfected the Liens upon the Collateral and the other collateral pursuant to the other Loan Documents. Lenders irrevocably authorize Administrative Agent, at its option and in its discretion, (i) to release any Lien granted to or held by Administrative Agent hereunder and any other Loan Document (x) upon the termination of this Agreement in accordance with Section 2.21; (y) constituting property sold or to be sold or disposed of, financed or refinanced, as part of or in connection with any sale, disposition, financing or refinancing which is expressly permitted by this Agreement at any time; or (z) subject to Section 11.4, if approved, authorized or ratified in writing by Required Lenders; or (ii) to subordinate its interest in any Collateral to any holder of a Lien on such Collateral which is expressly permitted by this Agreement. Upon request by Administrative Agent at any time, Lenders will promptly confirm in writing Administrative Agent’s authority to release, or subordinate its interest in, particular types or items of Collateral pursuant to this Section 12.10. Administrative Agent and each Lender hereby appoint each other Lender as agent for the purpose of perfecting Administrative Agent’s security interest in assets and Collateral (and other collateral pursuant to other Loan Documents) which, in accordance with the Uniform Commercial Code in any applicable jurisdiction, can be perfected by possession or control. Should any Lender (other than Administrative Agent) obtain possession or control of any such assets or Collateral, such Lender shall promptly notify Administrative Agent thereof in writing, and, promptly upon Administrative Agent’s written request therefor, shall deliver such assets or Collateral to Administrative Agent or in accordance with Administrative Agent’s instructions or transfer control to Administrative Agent in accordance with Administrative Agent’s instructions. Each Lender agrees that, except as otherwise expressly provided herein, it will not have any right individually to enforce or seek to enforce this Agreement or any other Loan Document or to realize upon any Collateral for the liabilities unless instructed in writing to do so by Administrative Agent, it being understood and agreed that such rights and remedies may be exercised only by Administrative Agent.

(b)           Each Lender agrees that it shall not, without the express written consent of Administrative Agent, and shall, upon the written request of Administrative Agent (to the extent it is lawfully entitled to do so), set off against the liabilities, any amounts owing by such Lender to a Credit Party or any deposit accounts of any Credit Party now or hereafter maintained with such Lender. Each of the Lenders further agrees that it shall not, unless specifically requested to do so in writing by Administrative Agent, take or cause to be taken, any action, including the a commencement of any legal or equitable proceedings to foreclose any loan or otherwise enforce any security interest in any of the Collateral or to enforce all or any part of this Agreement or the other Loan Documents. All enforcement actions hereunder and the other Loan Documents against the Credit Parties or any third party with respect to the liabilities or the Collateral may only be taken by Administrative Agent (at the direction of the Required Lenders or as otherwise permitted in this Agreement) or by its agents at the direction of Administrative Agent.

(c)           If any Lender, directly or through an Affiliate or branch office thereof, obtains any payment of any Obligation of any Credit Party (whether voluntary, involuntary or through the exercise of any right of setoff or the receipt of any Collateral or “proceeds” (as defined under the applicable UCC) of Collateral) other than from Administrative Agent in accordance with this Agreement and such payment exceeds the amount such Lender would have been entitled to receive if all payments had gone to, and been distributed by, Administrative Agent in accordance with the provisions of the Loan Documents, such Lender shall purchase for cash from other Lenders such participations in their Obligations as necessary for such Lender to share such excess payment with such Lenders to ensure such payment is applied as though it had been received by Administrative Agent and applied in accordance with this Agreement (or, if such application would then be at the discretion of the Borrowers, applied to repay the Obligations in accordance herewith); provided, however, that (a) if such payment is rescinded or otherwise recovered from such Lender in whole or in part, such purchase shall be rescinded and the purchase price therefor shall be returned to such Lender without interest and (b) such Lender shall, to the fullest extent permitted by Applicable Law, be able to exercise all its rights of payment (including the right of setoff) with respect to such participation as fully as if such Lender were the direct creditor of the applicable Credit Party in the amount of such participation.

12.11     Administrative Agent May File Proofs of Claim. In case of the pendency of any Insolvency Proceeding relative to any Borrower or any other Credit Party, Administrative Agent (irrespective of whether the principal of the Loans shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether Administrative Agent shall have made any demand on a Borrower or other Credit Party) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)           to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, and all other liabilities that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of Lenders and Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of Lenders and Administrative Agent and their respective agents and attorneys and all other amounts due Lenders and Administrative Agent hereunder) allowed in such judicial proceedings; and

(b)           to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to Administrative Agent and, if Administrative Agent shall consent to the making of such payments directly to Lenders, to pay to Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of Administrative Agent and its agents and attorneys, and any other amounts due Administrative Agent hereunder.

Nothing contained herein shall be deemed to authorize Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, affecting the liabilities or to authorize Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

12.12    Return of Payments.

(a)           If Administrative Agent pays an amount to a Lender hereunder in the belief or expectation that a related payment has been or will be received by Administrative Agent from any Borrower and such related payment is not received by Administrative Agent, or if Administrative Agent overpays an amount to a Lender hereunder or otherwise in error, then Administrative Agent shall be entitled to recover such amount from such Lender on demand without setoff, counterclaim or deduction of any kind, together with interest accruing on a daily basis at the Federal Funds Effective Rate (it being understood that Administrative Agent’s determination of such rate shall be binding and conclusive absent manifest error). If Administrative Agent determines at any time that any amount received by Administrative Agent hereunder must be returned to Borrowers or paid to any other Person pursuant to any insolvency Law or otherwise, then, notwithstanding any other term or condition of this Agreement or any other Loan Document, Administrative Agent will not be required to distribute any portion thereof to any Lender. In addition, each Lender shall repay to Administrative Agent on demand any portion of such amount that Administrative Agent has distributed to such Lender, together with interest at such rate, if any, as Administrative Agent is required to pay to Borrowers or such other Person, without setoff, counterclaim or deduction of any kind.

(b)           Unless Administrative Agent shall have received notice from a Lender prior to the proposed date of the making of any Loan that such Lender will not make available to Administrative Agent such Lender’s share of such Loan, Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.3(a) and may, in reliance upon such assumption, make available to the Borrowers a corresponding amount. If a Lender has not in fact made its share of the applicable Loan available to Administrative Agent, then the applicable Lender agrees to pay to Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to Administrative Agent, at the greater of the Federal Funds Effective Rate (it being understood that Administrative Agent’s determination of such rate shall be binding and conclusive absent manifest error) and a rate determined by Administrative Agent in accordance with banking industry rules on interbank compensation. The obligations of each Lender hereunder are in addition to any obligation of Borrowers to make any repayment to Lender (including those provided in Section 2.3(a)).

12.13     Sharing of Payments by Lenders. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or other obligations hereunder resulting in such Lender receiving payment of a proportion of the aggregate amount of its Loans and accrued interest thereon or other such obligations greater than its Pro Rata Share thereof as provided herein, then the Lender receiving such greater proportion shall (a) notify Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them; provided that:

(a)           if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(b)           the provisions of this Section 12.13 shall not be construed to apply to (x) any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in Reimbursement Obligations to any Assignee or Participant.

Each Credit Party consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Borrower and each other Credit Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of each Borrower and each other Credit Party in the amount of such participation.

12.14     Settlements; Payments. The Outstanding Amount may fluctuate from day to day through Administrative Agent’s disbursement of funds to, and receipt of funds from, Borrowers. In order to minimize the frequency of transfers of funds between Administrative Agent and each Lender, repayments of Loans may, at the election of Administrative Agent, be settled according to the procedures set forth in this Section 12.14. Notwithstanding the procedures set forth in this Section 12.14, each Lender’s obligation to fund its portion of any advances made by Administrative Agent to Borrowers will commence on the date such advances are made by Administrative Agent. Such payments will be made by such Lender without set-off, counterclaim or reduction of any kind.

(a)           Each Settlement Date Administrative Agent will advise each Lender by 1:00 p.m. (Eastern time) on a Business Day by telephone or written notice in accordance with this Agreement of the amount of each such Lender’s Pro Rata Share of the Outstanding Amount. If payments are necessary to adjust the amount of such Lender’s share of the Outstanding Amount to such Lender’s Pro Rata Share of the Outstanding Amount, the party from which such payment is due will pay the other party, in same day funds, by wire transfer to the other’s account, not later than 1:00 p.m. (Eastern time) on the Business Day immediately following the Settlement Date (provided that if Administrative Agent gives such notice at or prior to 1:00 p.m. (Eastern time) on the Settlement Date, such funding shall be made on the Settlement Date).

(b)           On the first Business Day of each month (each, an “Interest Settlement Date”), Administrative Agent will advise each Lender by written notice in accordance with this Agreement of the amount of interest and fees charged to and collected from Borrowers for the preceding month in respect of the Loans. Provided that such Lender is not then a Defaulting Lender, Administrative Agent will pay to such Lender, by wire transfer to such Lender’s account (as specified by such Lender in accordance with this Agreement) such Lender’s Pro Rata Share of such interest and fees not later than the next Business Day following the Interest Settlement Date.

12.15     Defaulting Lender. If any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)           such Defaulting Lender’s Revolving Commitment and outstanding Revolving Loans shall be excluded for purposes of calculating the fee payable to Revolving Lenders in respect of Section 2.14(b), and such Defaulting Lender shall not be entitled to receive any fee pursuant to Section 2.14(b) with respect to such Defaulting Lender’s Revolving Commitment or Revolving Loans (in each case not including any fee in connection with any portion of such Defaulting Lenders Revolving Commitment that has been reallocated to non-Defaulting Lenders pursuant to Section 12.15(d) hereof).

(b)           the Revolving Commitments and Loans of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 11.4).

(c)           in the event a Defaulting Lender has defaulted on its obligation to fund any Revolving Loan, or purchase any participation pursuant to Section 2.24(e) hereof, until such time as the Default Excess with respect to such Defaulting Lender has been reduced to zero, any prepayments or repayments on account of the Revolving Loans or participations purchased pursuant to Section 2.24(e), in each case to the extent they would be otherwise be payable to such Defaulting Lender, shall be applied first, to the payment of any amounts owing by such Defaulting Lender to Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the Issuing Bank or Letter of Credit Guarantor hereunder; third, to Cash Collateralize the Issuing Bank’s (or the Letter of Credit Guarantor’s, as the case may be) Fronting Exposure with respect to such Defaulting Lender; fourth, as the Borrowers may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by Administrative Agent; fifth, if so determined by Administrative Agent and the Borrowers, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) Cash Collateralize the Issuing Bank’s (or the Letter of Credit Guarantor’s, as the case may be) future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement; sixth, to the payment of any amounts owing to the Lenders, the Issuing Bank or the Letter of Credit Guarantor as a result of any judgment of a court of competent jurisdiction obtained by any Lender, the Issuing Bank or the Letter of Credit Guarantor against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrowers as a result of any judgment of a court of competent jurisdiction obtained by the Borrowers against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided, that, if (x) such payment is a payment of the principal amount of any Loans or Letter of Credit Liabilities in respect of which such Defaulting Lender has not fully funded its appropriate share and (y) such Loans or Letter of Credit Liabilities were made at a time when the conditions set forth in Section 3.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and Letter of Credit Liabilities owed to, all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or Letter of Credit Liabilities owed to, such Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 12.15(c) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(d)           If any Letter of Credit Liabilities are outstanding at the time a Lender becomes a Defaulting Lender then:

(i)            so long as no Default or Event of Default then exists, all or any part of such Letter of Credit Liabilities shall be reallocated among the non-Defaulting Revolving Lenders in accordance with their respective Pro Rata Shares of the total Revolving Commitments (calculated without regard to such Defaulting Lender’s Revolving Commitments), provided that no Revolving Lender’s Revolving Exposure shall exceed its Revolving Commitment;

(ii)           if the reallocation described in paragraph (i) above cannot, or can only partially, be effected, the Borrowers shall within one (1) Business Day following notice by Administrative Agent, Cash Collateralize such Defaulting Lender’s Pro Rata Share of Letter of Credit Liabilities (after giving effect to any partial reallocation pursuant to paragraph (i) above) in accordance with the procedures set forth in Section 2.24(i) and for so long as any such Letter of Credit Obligations are outstanding;

(iii)          if the Borrowers Cash Collateralize any portion of such Defaulting Lender’s Pro Rata Share of Letter of Credit Obligations pursuant to this Section 12.15(d), the Borrowers shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.14(c) with respect to the portion of such Defaulting Lender’s Pro Rata Share of Letter of Credit Obligations which have been Cash Collateralized (and the Defaulting Lender shall not be entitled to receive any such fees);

(iv)          if the Defaulting Lender’s Pro Rata Share of Letter of Credit Obligations are reallocated pursuant to this Section 12.15(d), then the letter of credit fees payable to the non- Defaulting Lenders pursuant to Section 2.14(c) shall be adjusted accordingly; and

(v)           if any Defaulting Lender’s Pro Rata Share of Letter of Credit Liabilities is not Cash Collateralized or reallocated pursuant to this Section 12.15(d), then without prejudice to any rights or remedies of the applicable Letter of Credit Guarantor or Issuing Bank hereunder, all letter of credit fees payable under Section 2.14(c) with respect to such Defaulting Lender’s Pro Rata Share of Letter of Credit Liabilities shall be payable to the Issuing Bank or if applicable, the Letter of Credit Guarantor.

(e)           So long as any Lender is a Defaulting Lender, no Issuing Bank or Letter of Credit Guarantor shall be required to issue, extend or increase any Letter of Credit or Letter of Credit Guaranty, in each case unless it is reasonably satisfied that the related exposure will be 100% covered by the Revolving Commitments of the non-Defaulting Lenders and/or Cash Collateral will be provided by the Borrowers in accordance with Section 2.24(i), and participating interests in any such newly issued, extended or increased Letter of Credit or Letter of Credit Guaranty shall be allocated among non- Defaulting Lenders in a manner consistent with Section 12.15(d)(i) (and Defaulting Lenders shall not participate therein).

(f)            No reallocation permitted pursuant to Section 12.15(d) shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a non-Defaulting Lender as a result of such non-Defaulting Lender’s increased exposure following such reallocation.

(g)           In the event that Administrative Agent, the Issuing Bank and the Letter of Credit Guarantor each agrees in writing that a Defaulting Lender has adequately remedied all matters which caused such Lender to become a Defaulting Lender, then the Pro Rata Shares of the Letter of Credit Obligations of the Revolving Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Commitment and on such date such Lender shall purchase at par such of the Revolving Loans of the other Lenders or participations in the Revolving Loans as Administrative Agent shall determine may be necessary in order for such Lender to hold such Revolving Loans or participations in accordance with its Pro Rata Share; provided, that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender.

(h)           The rights and remedies with respect to a Defaulting Lender under this Section 12.15  are in addition to any other rights and remedies which the Borrowers, Administrative Agent, the Issuing Bank or the Letter of Credit Guarantor, as applicable, may have against such Defaulting Lender.

12.16    Certain ERISA Matters.

(a)           Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, Administrative Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Credit Party, that at least one of the following is and will be true:

(i)            Such Lender is not using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans, the Letters of Credit or the Commitments,

(ii)           The transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Revolving Commitments and this Agreement,

(iii)          (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Revolving Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Revolving Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Revolving Commitments and this Agreement, or

(iv)          Such other representation, warranty and covenant as may be agreed in writing between Administrative Agent, in its sole discretion, and such Lender.

(b)          In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has not provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, Administrative Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Credit Party, that Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Revolving Commitments and this Agreement (including in connection with the reservation or exercise of any rights by Administrative Agent under this Agreement, any Loan Document or any documents related hereto o thereto).

12.17      Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers and agrees and consents to, and acknowledges and agrees to be bound by:

(a)          the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)          the effects of any Bail-In Action on any such liability, including, if applicable:

(i)            a reduction in full or in part or cancellation of any such liability;

(ii)           a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Credit Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWERS:

PHM LOGISTICS CORPORATION, a Delaware corporation
CENTRAL OXYGEN, INC., an Indiana corporation RIVERSIDE MEDICAL, INC., a Tennessee corporation
COOLEY MEDICAL EQUIPMENT, INCORPORATED, a Kentucky corporation ACADIA MEDICAL SUPPLY, INC., a Maine corporation
RESOURCE MEDICAL, INC., a South Carolina corporation
CARE MEDICAL PARTNERS LLC, a Georgia limited liability company
BLACK BEAR MEDICAL GROUP, INC., a Maine corporation
WEST HOME HEALTH CARE, INC., a Virginia corporation
LEGACY OXYGEN AND HOME CARE EQUIPMENT, LLC, a Kentucky limited liability company
PATIENT-AIDS, INC., a Kentucky corporation RESOURCE MEDICAL GROUP, LLC, a South Carolina limited liability company
RESOURCE MEDICAL GROUP OF CHARLESTON, LLC, a South Carolina limited liability company
CARE MEDICAL OF ATHENS, INC., a Georgia corporation
CARE MEDICAL ATLANTA, LLC, a Georgia limited liability company
CARE MEDICAL OF AUGUSTA, LLC, a Georgia limited liability company
CARE MEDICAL OF GAINESVILLE, LLC, a Georgia limited liability company
CARE MEDICAL SAVANNAH, LLC, a Georgia limited liability company
BLACK BEAR MEDICAL, INC., a Maine corporation COASTAL MED-TECH CORP., a Maine corporation BLACK BEAR MEDICAL NH, INC., a New Hampshire corporation
HEALTH TECHNOLOGY RESOURCES, L.L.C., an Illinois limited Iiability company

By:	/s/ Gregory Crawford
Name: Gregory Crawford
Title: President

[Signature Page to Credit Agreement]

GUARANTOR:

PHM SERVICES INC., a Delaware corporation

By:	[ILLEGIBLE]
Title: President

[Signature Page to Credit Agreement]

ADMINISTRATIVE AGENT:

CIT BANK, N.A.

By:	/s/ Thomas T. Gatsios
Name: Thomas T. Gatsios
Title: Director

[Signature Page to Credit Agreement]

LENDER:

CIT BANK, N.A.

By:	/s/ Thomas T. Gatsios
Name: Thomas T. Gatsios
Title: Director

(Signature Page to Credit Agreement}

ANNEX A

Revolving Commitments

Name of Lender	Commitment of such Lender	Pro Rata Share
CIT BANK, N.A.	$20,000,000.00	100%

TOTAL	$20,000,000.00	100%

DISCLOSURE SCHEDULES

TO THE

CREDIT AGREEMENT

dated as of

September 18, 2020

by and among

PHM LOGISTICS CORPORATION

and

CERTAIN OTHER SUBSIDIARIES OF PHM SERVICES INC.

 as Borrowers,

PHM SERVICES INC.

as Parent,

CIT BANK, N.A.,

for itself as a Lender and as Administrative Agent for all Lenders,

and

THE OTHER FINANCIAL INSTITUTIONS PARTY THERETO AS LENDERS

Capitalized terms used in the disclosure schedules (the “Disclosure Schedules”) not otherwise defined herein shall have the respective meanings ascribed to such terms in the above-captioned Credit Agreement (the “Agreement”).

Section numbers in the Disclosure Schedules correspond to the section numbers in the Agreement and the information in the Disclosure Schedules constitute (a) exceptions to particular representations, warranties, or covenants of Borrower in the Agreement or (b) descriptions or lists of assets, liabilities, and other items referred to in particular representations, warranties, or covenants of Seller in the Agreement, and in each case when read together with the particular representation, warranty, or covenant, shall constitute and be deemed a part of such representation, warranty, or covenant. Each item disclosed in any section of the Disclosure Schedules in a manner that makes its relevance to one or more other Disclosure Schedules readily apparent on the face of such disclosure, by use of cross-references or otherwise, will be deemed to have been appropriately included in each such other Disclosure Schedule.

In no event shall inclusion of any item in the Disclosure Schedules constitute or be deemed to constitute an admission to any third party concerning such item by Borrower, or an agreement by Borrower that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item. Unless otherwise indicated herein or in the Agreement, the Disclosure Schedules shall not be construed as or constitute an admission, agreement or acknowledgment by Borrower that any disclosure is material to the condition of Borrower. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by the Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.

Unless otherwise indicated herein or in the Agreement, the specification of any dollar amount or the inclusion of any specific item or matter in the Disclosure Schedules are not intended to imply that such amount, or higher or lower amounts, or the item or matter so included or other items or matters, are or are not material or that such item or matter, or other items or matters, are or are not in the Ordinary Course of Business. The headings in the Disclosure Schedules are for convenience of reference only and shall not affect the disclosures contained in the Disclosure Schedules.

Schedule 1

Borrowers and Guarantors

Borrower	Type of Organization	Jurisdiction of Organization

PHM Logistics Corporation	Corporation	Delaware
Central Oxygen, Inc.	Corporation	Indiana
Riverside Medical, Inc.	Corporation	Tennessee
Cooley Medical Equipment, Incorporated	Corporation	Kentucky
Acadia Medical Supply, Inc.	Corporation	Maine
Resource Medical, Inc.	Corporation	South Carolina
Care Medical Partners LLC	Limited Liability Company	Georgia
Resource Medical Group, LLC	Limited Liability Company	South Carolina
Resource Medical Group of Charleston, LLC	Limited Liability Company	South Carolina
Care Medical of Athens, Inc.	Corporation	Georgia
Care Medical Atlanta, LLC	Limited Liability Company	Georgia
Care Medical of Augusta, LLC	Limited Liability Company	Georgia
Care Medical of Gainesville, LLC	Limited Liability Company	Georgia
Care Medical Savannah, LLC	Limited Liability Company	Georgia
Black Bear Medical Group, Inc.	Corporation	Maine
Black Bear Medical, Inc.	Corporation	Maine
Coastal Med-Tech Corp.	Corporation	Maine
Black Bear Medical NH, Inc.	Corporation	New Hampshire
West Home Health Care, Inc.	Corporation	Virginia
Legacy Oxygen and Home Care Equipment, LLC	Limited Liability Company	Kentucky
Patient-Aids, Inc.	Corporation	Kentucky
Health Technology Resources, L.L.C.	Limited Liability Company	Illinois

Gurantor	Type of Organization	Jurisdiction of Organization

PHM Services Inc.	Corporation	Delaware

Schedule 1.1(a)
Leases

Property Leases

Company	Start date	End Date	Current Rent Amt.
Central Oxygen	11/1/2018	10/31/2023	5,100.00
Black Bear	5/1/2016	4/30/2021	14,315.07
Riverside	11/1/2018	10/31/2021	1,700.00
Riverside	5/1/2019	2/28/2022	1,875.00
Cooley	2/1/2019	1/31/2022	1,500.00
Cooley	12/1/2018	11/30/2023	1,500.00
Cooley	10/1/2019	9/30/2024	4,105.63
Cooley	10/1/2019	9/30/2024	2,406.79
Cooley	10/1/2019	9/30/2024	4,462.58
Resource Medical	8/1/2010	1/31/2023	6,600.00
Care Medical	9/1/2016	8/31/2021	9,493.34
Care Medical	8/1/2018	7/31/2021	1,532.13
West home	6/1/2018	6/30/2021	3,607.06
Legacy	10/1/2019	9/30/2025	1,800.00
Legacy	7/1/2019	6/30/2026	7,762.50
Patient Aids	10/1/2015	9/30/2022	9,654.54
Patient Aids	10/1/2015	9/30/2022	14,062.50
Patient Aids	10/1/2015	9/30/2022	7,500.00
Patient Aids	12/1/2016	11/30/2021	3,863.84
Patient Aids	11/1/2018	12/31/2021	1,166.67
Patient Aids	10/1/2015	9/30/2022	11,868.08
Legacy	1/1/2020	12/31/2021	1,900.00
Default	7/1/2019	6/30/2021	900.00
Acadia	12/1/2019	11/30/2022	3,000.00
Acadia	12/1/2019	8/1/2021	1,500.00
Black Bear	12/1/2018	11/30/2020	1,600.00
Black Bear	4/1/2020	3/30/2023	1,400.00
Resource Medical Group of Charleston	4/1/2020	3/31/2022	1,950.00
Resource Medical Group of Charleston	7/1/2020	6/30/2024	3,200.00
Patient Aids	10/1/2019	10/31/2020	411.25
Care Medical	5/1/2020	4/30/2023	2,864.58
Care Medical	6/1/2020	5/31/2022	1,450.00
Cooley	10/1/2019	8/31/2022	10,414.39
Patient Aids	7/1/2020	7/31/2022	1,700.00
Care Medical	9/1/2020	8/31/2022	300.00

Equipment Leases

Lessor	Lease No.	Lease Term in Months
De Lage Landen	DLL 10232474	12
DEXT	DEXT	24
Invacare	Invacare 100-10202182	12
Invacare	Invacare 100-10215259	12
Invacare	Invacare 100-10227760	12
Invacare	Invacare 100-10240958	12
Invacare	Invacare 100-10225686	24
Invacare	Invacare 100-10207720	15
Invacare	Invacare 100-10202986	9
Invacare	Invacare 100-10191663	24
Invacare	Invacare 100-10174603	24
Invacare	Invacare 100-10244960	13
Invacare	Invacare 100-10181154	24
Invacare	Invacare 100-10240207	24
Invacare	Invacare 100-10217361	24
Invacare Credit Corp	INV # 100-10134863	36
Invacare Credit Corp	100-10187669	24
LCA	LCA 209808	36
Navitas	Navitas #40504976	48
Navitas	Navitas #40517620	12
Navitas	Navitas #40532842	12
Navitas	Pride Navitas lease 40545683	12
Navitas	Navitas 40586106	12
Navitas	Navitas 40586469	36
Navitas	Navitas 40614241	12
Navitas	Navitas 40614241	12
Navitas	Navitas 40675111	12
Phillips Medical Capital	Respironics # 101-10195741	48
Phillips Medical Capital	Phillips Medical lease 101-10220611	12
Phillips Medical Capital	Phillips Medical lease 101-10236392	12
Phillips Medical Capital	Phillips Medical lease 101-10240159	12
Phillips Medical Capital	Phillips Medical lease 101-10248669	12
Phillips Medical Capital	Phillips Medical lease 501-50074250	12
Phillips Medical Capital	Phillips Medical lease 501-50085839	12
Phillips Medical Capital	Phillips Medical lease 501-50096601	12
Phillips Medical Capital	Phillips Medical lease 501-50108191	12
Phillips Medical Capital	Phillips Medical lease 501-50124406	12
Phillips Medical Capital	Phillips Medical lease 501-50138458	12
Priority	Drive - Priority Capital: 3.29.19	24
Priority	Priority Capital Drive	12
ResMed	De lage landen 100-1022142	12
TCF	008-4005752-340	48
TCF	Resmed Lease - Astral Schedule #339	48
TCF	TCF 008-0624859-331	12
TCF	TCF Resmed 008-0624859-333	12
TCF	TCF (ResMed) 008-4010565-326	36
TCF	TCF (ResMed) 008-4010565-340	12
TCF	TCF (ResMed) 008-4010565-342	12
TCF	TCF (ResMed) 008-4010565-343	12
TCF	TCF (ResMed) 008-4010565-344	15
US Bank	2381660	24
VGM	VGM 004-0624859-314	36
VGM	Respironics #004-0624859-315	36
VGM	Respironics #004-0624859-316	36
VGM	Respironics #004-0624859-317	36
VGM	Respironics #004-0624859-320	36
VGM	VGM-004-0624859-321	36
VGM	VGM 004-0624859-323	36
VGM	VGM 004-0624859-324	36
VGM	VGM 004-0624859-329 Respironics	12
VGM	VGM 004-0624859-330	12
VGM	VGM 0624859-332 Respironics	12
VGM	VGM 0624859-335	12
VGM	VGM 0624859-334	12
VGM	VGM 004-0624859-336	12
VGM	VGM 004-0624859-337	12
VGM	VGM 004-4009507-305	24
VGM	VGM 004-4009507-306	24
VGM	VGM 004-0624859-338	12
VGM	VGM 004-0624859-339	12
VGM	VGM 004-0624859-340	12
VGM	VGM 004-0624859-500	15
Wells Fargo	WF 301-0183563-003	48
Wells Fargo	Wells Fargo #007-301-0183563-007	36

Wells Fargo	Wells Fargo #008	48
Wells Fargo	Wells Fargo #010	48
Wells Fargo	Wells Fargo 301-0183563-016	48
Wells Fargo	Wells Fargo 301-0183563-017	48
Wells Fargo	WF 301-0014215	12
Wells Fargo	WF 301- 0014215	12
Wells Fargo	WF 301-0014215-003	12
Wells Fargo	Wells Fargo 301-0014215-004	12
Wells Fargo	WF 301-0014215-005	12
Wells Fargo	WF 301-0014215-006	12
Wells Fargo	WF 301-0014215-007	12
Wells Fargo	WF 301-0014215-008	12
Wells Fargo	WF 301-0014215-009	12
Wells Fargo	WF 301-0014215-010	12
Wells Fargo	WF 301-0014215-011	12
Wells Fargo	WF 301-0014215-013	12
Wells Fargo	WF 301-0014215-012	12
Wells Fargo	WF 301-0014215-014	12
Wells Fargo	WF 301-0014215-015	12
Wells Fargo	WF 301-0014215-016	12
Wells Fargo	WF 301-0014215-017	12
Wells Fargo	WF 301-0014215-018	12
Phillips Medical Capital	Phillips Medical lease 501-50138458	12

Vehicle Leases

Entity	Entity lease location	Lease #
Patient Aids	Patient Aids	251000-399-000
Patient Aids	Patient Aids	251000-398-000
Patient Aids	Patient Aids	251000-397-000
Patient Aids	Patient Aids	251000-354-000
PHM Inc	PHM Inc	251000-578-000
PHM Inc	Black Bear	251000-550-000
PHM Inc	Care	251000-551-000
PHM Inc	Care	251000-522-000
PHM Inc	RMC	251000-525-000
PHM Inc	Black Bear	251000-572-000
Patient Aids	Patient Aids	251000-530-000
PHM Inc	RMD	251000-558-000

Patient Aids	Patient Aids	251000-535-000
PHM Inc	Legacy	251000-537-000
Patient Aids	Patient Aids	251000-529-000
PHM Inc	Legacy	251000-570-000
PHM Inc	RMD	251000-571-000
Patient Aids	Patient Aids	251000-536-000
PHM Inc	Black Bear Bangor	251000-555-000
PHM Inc	Care	251000-559-000
Patient Aids	Patient Aids	251000-560-000
PHM Inc	Legacy	251000-566-000
Patient Aids	Patient Aids	251000-528-000
Patient Aids	Patient Aids	251000-527-000
PHM Inc	Care	251000-557-000
Patient Aids	Patient Aids	251000-521-000
PHM Inc	WHH	251000-548-000
PHM Inc	Black Bear	251000-549-000
Patient Aids	Patient Aids	251000-524-000
Patient Aids	Patient Aids	251000-520-000
Patient Aids	Patient Aids	251000-556-000
Patient Aids	Patient Aids	251000-523-000
PHM Inc	Care	251000-547-000
PHM Inc	Black Bear	251000-538-000
Patient Aids	Patient Aids	251000-546-000
Patient Aids	Patient Aids	251000-565-000
PHM Inc	Black Bear	251000-531-000
PHM Inc	CMT	251000-597-000
PHM Inc	Black Bear	251000-436-000
PHM Inc	RMD	251000-403-000
PHM Inc	RMB	251000-406-000
Patient Aids	Patient Aids	251000-411-000
PHM Inc	Legacy	251000-410-000
PHM Inc	WHH	251000-409-000
PHM Inc	WHH	251000-412-000
Patient Aids	Patient Aids	251000-425-000
Patient Aids	Patient Aids	251000-423-000
Patient Aids	Patient Aids	251000-426-000
Patient Aids	Patient Aids	251000-408-000
PHM Inc	RMC	251000-413-000
Patient Aids	Patient Aids	251000-414-000
Patient Aids	Patient Aids	251000-415-000
Patient Aids	Patient Aids	251000-433-000
PHM Inc	COI/RIV	251000-421-000
Patient Aids	Patient Aids	251000-437-000
Patient Aids	Patient Aids	251000-438-000
PHM Inc	Legacy	251000-435-000
PHM Inc	Care	251000-442-000
PHM Inc	Care	251000-448-000
PHM Inc	Care	251000-449-000
PHM Inc	Patient Aids	251000-450-000
PHM Inc	Care	251000-459-000
PHM Inc	Patient Aids	251000-451-000
PHM Inc	Patient Aids	251000-452-000
PHM Inc	Patient Aids	251000-453-000
PHM Inc	Black Bear	251000-454-000
PHM Inc	Black Bear	251000-455-000
PHM Inc	Care	251000-456-000
PHM Inc	Care	251000-458-000
PHM Inc	RMG	251000-467-000
PHM Inc	Care	251000-460-000
PHM Inc	RMG	251000-465-000
PHM Inc	RMG	251000-462-000
PHM Inc	RMG	251000-461-000
PHM Inc	RMG	251000-463-000
PHM Inc	Care	251000-457-000
PHM Inc	Black Bear	251000-471-000
PHM Inc	Patient Aids	251000-468-000
PHM Inc	Legacy	251000-469-000
PHM Inc	Cooley	251000-610-000
PHM Inc	Cooley	251000-611-000
PHM Inc	Acadia	251000-615-000
PHM Inc	Acadia	251000-616-000
PHM Inc	Cooley	251000-632-000
PHM Inc	Cooley	251000-633-000
PHM Inc	Cooley	251000-634-000
PHM Inc	Patient Aids	251000-609-000
PHM Inc	Acadia	251000-623-000
PHM Inc	Legacy	251000-596-000
Patient Aids	Patient Aids	251000-464-000
PHM Inc	Cooley	251000-472-000
PHM Inc	Cooley	251000-473-000
PHM Inc	Cooley	251000-474-000
PHM Inc	Cooley	251000-607-000
PHM Inc	Care	251000-637-000
PHM Inc	Cooley	251000-638-000
PHM Inc	Cooley	251000-639-000
PHM Inc	Cooley	251000-640-000
PHM Inc	Cooley	251000-641-000
PHM Inc	CMT	251000-642-000
PHM Inc	Cooley	251000-643-000
PHM Inc	Cooley	251000-644-000
PHM Inc	Cooley	251000-645-000
PHM Inc	Acadia	251000-651-000
PHM Inc	RMG	251000-657-000
PHM Inc	Patient Aids	251000-658-000
PHM Inc	Care	251000-659-000
PHM Inc	Care	251000-660-000
PHM Inc	Care	251000-661-000
PHM Inc	Legacy	251000-664-000

Schedule 2

Existing Indebtedness, CARES Act Obligations, Existing Liens and Existing Investments

Permitted Indebtedness:

Acadia acquisition - $500,000 holdback
Health Technology Resources acquisition - $540,000 Holdback, $500,000 possible earnout and $207,000 PPP loan holdback

Permitted Investments:

None.

Permitted Liens:

None.

Subordinated Indebtedness:

None.

CARES Act Obligations:

Payroll Protection Plan (“PPP’)

On April 21, 2020, the Company received a PPP loan from PNC Bank in the principal amount of approximately $6,000,000 ($5,800,000 at the June 30, 2020 exchange rate), which was to assist Borrowers in maintaining their workforce.

Public Health and Social Services Emergency Fund (“Relief Fund”)

During the three months ended June 30, 2020, the Borrowers received approximately $2,400,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expenses or lost revenues, subject to certain terms and conditions.

Schedule 2.6 Deposit Accounts

Bank Name	Bank Account #	Entity	Routing #
Fifth Third Bank	[REDACTED]	Cooley Medical Equipment, Incorporated	042101190
BB&T	[REDACTED]	Care Medical Partners LLC	06111-1341-5
BB&T	[REDACTED]	Legacy Oxygen and Home Care Equipment, LLC	0839-0068-0
BB&T	[REDACTED]	Recourse Medical Group, LLC	0532-0160-7
BB&T	[REDACTED]	West Home Health Care, Inc.	0514-0426-0
Chase	[REDACTED]	Central Oxygen, Inc.	074000010
City National	[REDACTED]	Cooley Medical Equipment, Incorporated	2112170082
Hardin Cty	[REDACTED]	Riverside Medical, Inc.	084302300
Katahdin Tr	[REDACTED]	Acadia Medical Supply, Inc.	011202392
Katahdin Tr	[REDACTED]	Acadia Medical Supply, Inc.	011202392
PNC	[REDACTED]	Acadia Medical Supply, Inc.	043000096
PNC	[REDACTED]	Black Bear Medical Inc.	043000096
PNC	[REDACTED]	Black Bear Medical NH, Inc.	043000096
PNC	[REDACTED]	Coastal Med Tech Corp.	043000096
PNC	[REDACTED]	Coastal Med Tech Corp.	043000096
PNC	[REDACTED]	Care Medical of Athens, Inc.	043000096
PNC	[REDACTED]	Care Medical Atlanta, LLC	043000096
PNC	[REDACTED]	Care Medical of Augusta, LLC	043000096
PNC	[REDACTED]	Care Medical of Gainesville, LLC	043000096
PNC	[REDACTED]	Care Medical Savannah, LLC	043000096
PNC	[REDACTED]	Central Oxygen, Inc.	043000096
PNC	[REDACTED]	Cooley Medical Equipment, Incorporated	043000096
PNC	[REDACTED]	Legacy Oxygen and Home Care Equipment, LLC	043000096
PNC	[REDACTED]	Patient-Aids, Inc.	043000096
PNC	[REDACTED]	Patient-Aids, Inc.	043000096
PNC	[REDACTED]	Patient-Aids, Inc.	043000096
PNC	[REDACTED]	PHM Logistics Corporation	043000096
PNC	[REDACTED]	Riverside Medical, Inc.	043000096
PNC	[REDACTED]	Resource Medical, Inc.	043000096
PNC	[REDACTED]	Resource Medical Group of Charleston, LLC	043000096
PNC	[REDACTED]	West Home Health, Inc.	043000096
TD Bank	[REDACTED]	Black Bear Medical, Inc.	211274450
TD Bank	[REDACTED]	Black Bear NH, Inc.	011400071
TD Bank	[REDACTED]	Coastal Med Tech Corp.	211274450

Schedule 4.4
Litigation

 None.

Schedule 4.14

Ownership of Borrowers and other Credit Parties

Borrower/Guarantor	Equityholder

PHM Logistics Corporation	PHM Services Inc.
Central Oxygen, Inc.	PHM Logistics Corporation
Riverside Medical, Inc.	PHM Logistics Corporation
Cooley Medical Equipment, Incorporated	PHM Logistics Corporation
Acadia Medical Supply, Inc.	PHM Logistics Corporation
Resource Medical, Inc.	PHM Logistics Corporation
Care Medical Partners LLC	PHM Logistics Corporation
Resource Medical Group, LLC	Resource Medical, Inc.
Resource Medical Group of Charleston, LLC	Resource Medical, Inc.
Care Medical of Athens, Inc.	Care Medical Partners LLC
Care Medical Atlanta, LLC	Care Medical Partners LLC
Care Medical of Augusta, LLC	Care Medical Partners LLC
Care Medical of Gainesville, LLC	Care Medical Partners LLC
Care Medical Savannah, LLC	Care Medical Partners LLC
Black Bear Medical Group, Inc.	PHM Logistics Corporation
Black Bear Medical, Inc.	Black Bear Medical Group, Inc.
Coastal Med-Tech Corp.	Black Bear Medical Group, Inc.
Black Bear Medical NH, Inc.	Black Bear Medical Group, Inc.
West Home Health Care, Inc.	PHM Logistics Corporation
Legacy Oxygen & Home Care Equipment, LLC	PHM Logistics Corporation
Patient-Aids, Inc.	PHM Logistics Corporation
Health Technology Resources, L.L.C.	PHM Logistics Corporation

Gurantor	Equityholder

PHM Services Inc.	Protech Home Medical Corp.

Schedule 4.15
Material Contracts

1.	Provider contracts of each Borrower with Medicare and Medicaid.

Credit Party	State/Location/Region (as applicable)	Medicare Jurisdiction	PTAN/Provider Number
Acadia Medical Supply, Inc.	Fort Kent, ME	A	[REDACTED]
Acadia Medical Supply, Inc.	Fort Fairfield, ME	A	[REDACTED]
Acadia Medical Supply, Inc.	Presque Isle, ME	A	[REDACTED]
Acadia Medical Supply, Inc.	Houlton, ME	A	[REDACTED]
Black Bear Medical, Inc.	Portland, ME	A	[REDACTED]
Black Bear Medical NH, Inc.	Greenland, NH	A	[REDACTED]
Care Medical of Athens, Inc.	Athens, GA	C	[REDACTED]
Care Medical of Gainesville, LLC	Gainesville, GA	C	[REDACTED]
Care Medical of Augusta, LLC	Augusta, GA	C	[REDACTED]
Care Medical Atlanta, LLC	Norcross, GA	C	[REDACTED]
Care Medical Atlanta, LLC	Fayetteville, GA	C
Care Medical Savannah, LLC	Savannah, GA	C	[REDACTED]
Coastal Med-Tech Corp.	Bangor, ME	A	[REDACTED]
Coastal Med-Tech Corp.	Ellsworth, ME	A	[REDACTED]
Coastal Med-Tech Corp.	Lewiston, ME	A	[REDACTED]
Coastal Med-Tech Corp.	Waterville, ME	A	[REDACTED]
Cooley Medical Equipment, Incorporated	Prestonsburg, KY	B	[REDACTED]
Cooley Medical Equipment, Incorporated	Pikeville, KY	B	[REDACTED]
Cooley Medical Equipment, Incorporated	Hazard, KY	B	[REDACTED]
Cooley Medical Equipment, Incorporated	Louisville, KY	B	[REDACTED]
Cooley Medical Equipment, Incorporated	Lexington, KY	B	[REDACTED]
Cooley Medical Equipment, Incorporated	Norton, VA	C	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	Paducah, KY	B	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	Murray, KY
Legacy Oxygen and Home Care Equipment, LLC	Marion, KY	B	[REDACTED]
Patient-Aids, Inc.	Wilder, KY	B	[REDACTED]
Patient-Aids, Inc.	Blue Ash, OH	B	[REDACTED]
Patient-Aids, Inc.	Campbellsville, KY	B	[REDACTED]
Patient-Aids, Inc.	Indianapolis, IN	B	[REDACTED]
Patient-Aids, Inc.	Lexington, KY	B	[REDACTED]
Resource Medical Group, LLC	Duncan, SC	C	[REDACTED]
Resource Medical Group of Charleston, LLC	N. Charleston, SC	C	[REDACTED]
Resource Medical Group of Charleston, LLC	Myrtle Beach, SC	C	[REDACTED]
Resource Medical Group of Charleston, LLC	Beaufort, SC	C	[REDACTED]
Resource Medical Group, LLC	Columbia, SC	C	[REDACTED]
Riverside Medical, Inc.	Savannah, TN	C	[REDACTED]
Riverside Medical, Inc.	Chattanooga, TN	C	[REDACTED]
West Home Health Care, Inc.	Richmond, VA	C	[REDACTED]

Credit Party	State	Medicaid Supplier Numbers
Acadia Medical Supply, Inc.	ME	[REDACTED]
Acadia Medical Supply, Inc.	ME	[REDACTED]
Acadia Medical Supply, Inc.	ME	[REDACTED]
Acadia Medical Supply, Inc.	ME	[REDACTED]
Black Bear Medical, Inc.	ME	[REDACTED]
Black Bear Medical NH, Inc.	NH	[REDACTED]
Care Medical of Athens, Inc.	GA	[REDACTED]
Care Medical of Gainesville, LLC	GA	[REDACTED]
Care Medical of Augusta, LLC	GA	[REDACTED]
Care Medical Atlanta, LLC	GA	[REDACTED]
Care Medical Atlanta, LLC	GA	[REDACTED]
Care Medical of Savannah, LLC	GA	[REDACTED]
Coastal Med-Tech Corp.	ME	[REDACTED]
Coastal Med-Tech Corp.	ME	[REDACTED]
Coastal Med-Tech Corp.	ME	[REDACTED]
Coastal Med-Tech Corp.	ME	[REDACTED]
Cooley Medical Equipment, Inc.	KY	[REDACTED]
Cooley Medical Equipment, Inc.	KY	[REDACTED]
Cooley Medical Equipment, Inc.	KY	[REDACTED]
Cooley Medical Equipment, Inc.	KY	[REDACTED]
Cooley Medical Equipment, Inc.	KY	[REDACTED]
Cooley Medical Equipment, Inc.	VA
Legacy Oxygen and Home Care Equipment, LLC	KY	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	KY	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	KY
Patient-Aids, Inc.	KY	[REDACTED]
Patient-Aids, Inc.	OH	[REDACTED]
Patient-Aids, Inc.	KY
Patient-Aids, Inc.	IN	[REDACTED]
Patient-Aids, Inc.	KY
Resource Medical Group, LLC	SC	[REDACTED]
Resource Medical Group of Charleston, LLC	SC	[REDACTED]
Resource Medical Group of Charleston, LLC	SC	[REDACTED]
Resource Medical Group of Charleston, LLC	SC	[REDACTED]
Resource Medical Group, LLC	SC
Riverside Medical, Inc.	TN	[REDACTED]
Riverside Medical, Inc.	TN
West Home Health Care, Inc.	VA	[REDACTED]

2.	While individual plans/contracts with each Credit Party may not be material, collectively when combined for all Credit Parties, Anthem/BCBS, Humana, UHC, Wellcare, Aetna are material.

Schedule 4.16
Inventory Suppliers

3B Medical Inc.
4ward Medical, Inc
A & D Engineering Inc
AbleNet Inc
Accurate Biomed Services Inc
Action Bag Company, Inc
Activeaid, Inc
Adaptive Engineering Labs, Inc
Adaptive Switch Laboratories Inc
Advanced Diagnostic Solutions Inc.
Advanced Orthopaedics
AG Industries
Airgas USA, LLC
Alber USA, LLC
AliMed, Inc
Altimate Medical, Inc
American Access
Amerisourcebergen
Amysystems
Anthros Medical
Apex Foot Health Industries, LLC
Aspen Medical Products
Aspen Seating, LLC
Barco Uniforms
Batteries + Bulbs #251
Batteries Plus LLC
Battery Outlet Inc
Battery Power Solutions
Belcam Inc.
Bergeron Health Care (Special Tomato)
Bike Board & Ski
Bodypoint, Inc
Bradley Health Services
Breas Medical Inc.
Breathe Technologies
Briggs Healthcare
Bright Way Group
Broda Enterprises USA, Inc
Bryan Medical Inc
BSN Medical, Inc.
Burke/Leisure-Lift, Inc
Caire Inc.

Cardinal Health at Home
Carefusion 203, Inc.
Carolon
Cascade Designs
CellEra, LLC
Cherie Accessories
CID Resources, Inc.
CIS
CIS - Cryogenic Inventory Solutions
Clarke Healthcare Products
Compass Health
Complete Compliance
Complete Medical Supplies
Contour Products, Inc
Convaid Products
Core Products International, Inc
Danmar Products Inc
Dansko, LLC
Disc Disease Solutions, Inc
DJO Consumer, LLC
DJO, LLC
Drive Medical SPV, LLC.
East Coast Oxygen & Hydro Testing Inc.
Ed’s Batteries, Inc
Essential Medical Supply, Inc
Evolution Technologies
Exceleron Medical, Inc
EZ-Access
Fisher & Paykel Healthcare
Flex-A-Bed, Inc
Freedom Designs, Inc
Frog Legs Inc
Gel Ovations
GF Health Products, Inc
Golden Technologies
Gramp Lyford’s Country Salve
Grampa’s Garden, Inc.
Grove Medical, Inc
Handicare USA, Inc
Hard Manufacturing Co
Harmar Mobility LLC
Healthcare Logiix Systems, LLC
Healthline Medical Products
Healthwares
Indiana Oxygen Co.

Innovation In Motion
Inspire Medical Marketing
International Biophysics Corporation (IBC)
Invacare Corporation
I-Runner
Joerns Healthcare, Inc
Justin Blair & Company
Juzo
Kareco International Inc
Kaye Products Inc
Ki Mobility
Knit-Rite Therafirm
Koi Design. LLC
Lake Court Medical Supplies
Latitudes, Inc.
Leggero, LLC
Levo USA, Inc
Lifestyle Mobility Aids
Linde Gas North America Llc
Masimo Americas, Inc.
Matheson Tri-Gas
Max Mobility
McKesson
McKesson Medical
Medbasix Acquisition Company
Medbloc Inc/Motion Concepts
Medela Inc
Medi USA
Medicomp
Medline - Dallas
Medline Industries, Inc - Palatine
Medline Industries, Inc - Pittsburgh
Merits Health Products Inc
MES Inc
Messer LLC
Metal Impact South
Miller’s Adaptive Technologies
MJM International Corporation
MK Battery
MMAR Medical Group
Monaghan Medical Corporation
Moog Medical Devices Group
Motion Composites
MOXI Enterprises LLC
Naturs Designs, Inc

NexAir, LLC
Nonin Medical, Inc.
Northern Light Technologies
Nova Medical Products
O2 Concepts LLC
Otto Bock HealthCare LP
Ovation Medical
Oxus America, Inc.
OxyGo HQ Florida LLC
Pacific Rehab Inc
Partners in Medicine, LLC
PDG Mobility
Pedifix
Penco Medical Inc
Pepper Medical Inc.
Performance Health Supply, Inc.
Permobil
Philips Lifeline
Pitcock Biomedical Inc.
Prairie Veiw Industries Inc
Precision Medical
Precision Medical (Biomedical Repair Services)
Prentke Romich Company DBA PRC-Saltillo
Prestige Medical
Pride Mobility Products
R82
RAM Elevators & Lifts Inc.
Ram Manufacturing, Ltd.
Raz Design Inc.
Resmed Corp*
Respironics, Inc
Responsive Respiratory
Richardson Products, Inc
Rifton Equipment
Roberts Oxygen Company, Inc.
Roho Incorporated
Rose Healthcare
Rosenthal & Rosenthal Southeast
Salter Labs
Sigvaris
Sleep Management Institute (formerly OSA MEDICAL)
SLEEPSAFE BEDS, LLC
Smiths Medical ASD, Inc
So Clean

Southeast DME
Span America Medical Systems, Inc
Spirit Medical
Stable Step LLC/ Powerstep
Star Cushion Products, Inc.
Stealth Products, LLC
Strategic Distribution, L.P.
Summit Financial Resources. L.P. for Somnetics International
Sunmed Group Holdings, LLC
Sunrise Medical (US) LLC
Sunset Healthcare Solutions
Supracor Inc
Surgical Appliance Industries
Tennessee Medical Equipment, Inc.
The Comfort Companies, Inc
Therafin Corp
Tilite, LLC
Transtracheal Systems
Tri-anim Health Services
United Ortho
Ventec Life Systems , Inc VOCSN
Verilux, Inc
Virginia Medical Repair
Voss - Batteries Plus
Walk Easy
White Cross 2809869 Canada Inc

Schedule 4.29
Federal Employer Identification Number

Credit Party	FEIN
PHM Services Inc.	[REDACTED]
PHM Logistics Corporation	[REDACTED]
Central Oxygen, Inc.	[REDACTED]
Riverside Medical, Inc.	[REDACTED]
Cooley Medical Equipment, Incorporated	[REDACTED]
Acadia Medical Supply, Inc.	[REDACTED]
Resource Medical, Inc.	[REDACTED]
Care Medical Partners LLC	[REDACTED]
Resource Medical Group, LLC	[REDACTED]
Resource Medical Group of Charleston, LLC	[REDACTED]
Care Medical of Athens, Inc.	[REDACTED]
Care Medical Atlanta, LLC	[REDACTED]
Care Medical of Augusta, LLC	[REDACTED]
Care Medical of Gainesville, LLC	[REDACTED]
Care Medical Savannah, LLC	[REDACTED]
Black Bear Medical Group, Inc.	[REDACTED]
Black Bear Medical, Inc.	[REDACTED]
Coastal Med-Tech Corp.	[REDACTED]
Black Bear Medical NH, Inc.	[REDACTED]
West Home Health Care, Inc.	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	[REDACTED]
Patient-Aids, Inc.	[REDACTED]
Health Technology Resources, L.L.C.	[REDACTED]

Schedule 4.30(a)
Compliance of Products

None.

Schedule 4.30(b)
Required Healthcare Authorizations

None.

Schedule 5.17

Post-Closing Obligations

Post-Closing Obligations

Credit Parties shall satisfy and complete each of the following obligations, or provide Administrative Agent each of the items below, as applicable on or before the date indicated below (in each case, or such longer period acceptable to Administrative Agent in its sole discretion), all to the satisfaction of Administrative Agent in its sole and absolute discretion:

1.	Credit Parties shall complete each of the post-closing obligations and/or provide to Administrative Agent each of the documents, instruments, agreements and information required to be delivered after the Closing Date pursuant to Sections 2.6, 3.2(a), and 5.14.

2.	By no later than thirty (30) days after the Closing Date, the Borrower Representative shall deliver to Administrative Agent all additional insured and lender’s loss payable endorsements and meet all other requirements set forth in Section 5.4.

3.	By no later than sixty (60) days after the Closing Date, Credit Parties shall have delivered to Administrative Agent’s possession (either directly or by transfer to Administrative Agent’s account at an approved records storage facility subject to a Custodial Administration Agreement) all Rental Agreements dated prior to the Closing Date;

4.	In addition to any Custodial Administration Agreements delivered pursuant to the immediately preceding item 3 above, by no later than sixty (60) days after the Closing Date, Credit Parties shall deliver such Custodial Administration Agreements and Electronic Custodial Administration Agreements as required pursuant to Section 5.7, Section 5.19, and clause (r) of the definition “Eligible Account”.

5.	By no later than sixty (60) days after the Closing Date, Credit Parties shall deliver such Collateral Access Agreements and other agreements required pursuant to Section 5.8 (including, for the avoidance of doubt, with respect to “cloud”, billing and records services, and such other services provided by Sun Knowledge Services, Inc. and Brightree, LLC), in each case in form and substance satisfactory to Administrative Agent.

6.	By no later than sixty (60) days after the Closing Date, Borrower Representative shall deliver to Administrative Agent evidence satisfactory to Administrative Agent that outstanding Liens on the Collateral and any UCC financing statements perfecting such Liens have been amended or terminated in a manner satisfactory to Administrative Agent in its sole discretion.

Credit Parties’ failure to complete and satisfy any of the above obligations on or before the date indicated above (unless the date for completion of such obligation is otherwise extended at the sole discretion of Administrative Agent), or Credit Parties’ failure to deliver any of the above listed items on or before the date indicated above, shall constitute an immediate and automatic Event of Default.

Schedule 6.8
Transactions with Affiliates

1.	Lease Agreement dated as of October 1, 2015 by and between Greg Crawford, LLC, a Kentucky limited liability company, as lessor, and Patient Aids, Inc., as tenant, relating to real estate and improvements commonly known as 1019 Towne Drive, Wilder, Kentucky 41076.

2.	Lease Agreement dated as of October 1, 2015 by and between Greg Crawford, LLC, a Kentucky limited liability company, as lessor, and Patient Aids, Inc., as tenant, relating to real estate and improvements commonly known as 3158 Mapleleaf Drive, Lexington, Kentucky 40509.

3.	Lease Agreement dated as of October 1, 2015 by and between Greg Crawford, LLC, a Kentucky limited liability company, as lessor, and Patient Aids, Inc., as tenant, relating to real estate and improvements commonly known as 100 Crossing Drive, Wilder, Kentucky 41076.

4.	Lease Agreement dated as of October 1, 2015 by and between Greg Crawford, LLC, a Kentucky limited liability company, as lessor, and Patient Aids, Inc., as tenant, relating to real estate and improvements commonly known as 4901 Century Plaza Road, Indianapolis, Indiana 46254.

5.	Lease Agreement dated as of July 1, 2019 by and between Greg Crawford, LLC, a Kentucky limited liability company, as lessor, and Patient Aids, Inc., as tenant, relating to real estate and improvements commonly known as 800 Broadway St, Paducah, Kentucky 42001.

6.	Lease Agreement dated as of July 1, 2019 by and between Greg Crawford, LLC, a Kentucky limited liability company, as lessor, and Patient Aids, Inc., as tenant, relating to real estate and improvements commonly known as 28 Alexandria Pike, Ft. Thomas, Kentucky 41075.

EXHIBIT A

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (this “Assignment”) is dated as of the Effective Date set forth below and is entered into by and between [NAME OF ASSIGNOR] (the “Assignor”) and [NAME OF ASSIGNEE] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto (the “Standard Terms and Conditions”) are hereby agreed to and incorporated herein by reference and made a part of this Assignment as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below, the interest in and to all of the Assignor’s rights and obligations under the Credit Agreement and any other documents or instruments delivered pursuant thereto that represents the amount and percentage interest identified below of all of the Assignor’s outstanding rights and obligations under the respective facilities identified below (including, to the extent included in any such facilities, letters of credit and swingline loans) (the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and the Credit Agreement, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:	[, an Approved Fund]

3.	Borrower(s):	PHM Logistics Corporation Central Oxygen, Inc. Riverside Medical, Inc.

Cooley Medical Equipment, Incorporated

Acadia Medical Supply, Inc.

Resource Medical, Inc.

Care Medical Partners LLC

Black Bear Medical Group, Inc.

West Home Health Care, Inc.

Legacy Oxygen and Home Care Equipment, LLC

Patient-Aids, Inc.

Resource Medical Group, LLC

Resource Medical Group of Charleston, LLC

Care Medical of Athens, Inc.

Care Medical Atlanta, LLC

Care Medical of Augusta, LLC

Care Medical of Gainesville, LLC

Care Medical Savannah, LLC

Black Bear Medical, Inc.

Coastal Med-Tech Corp.

Black Bear Medical NH, Inc.

Health Technology Resources, L.L.C.

4.	Administrative Agent:	CIT Bank, N.A., a national banking association, as the administrative agent under the Credit Agreement

5.	Credit Agreement:	The $20,000,000 Credit Agreement, dated as of September 18, 2020, by and among Borrower(s), the other Credit Parties party thereto from time to time, each of the Lenders party thereto and Administrative Agent.

6.	Assigned Interest:

Facility Assigned	Aggregate Amount of Revolving Commitment / Loans for all Lenders		Amount of Commitment/ Loans Assigned		Percentage Assigned of Revolving Commitment / Loans*
Revolving Commitment	$	[________________]	$	[________________]	[________________]	%

Effective Date:____________ , 20 [DATE TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

7.	Notice and Wire Instructions:

[NAME OF ASSIGNOR]	[NAME OF ASSIGNOR]

Notices:	Notices:

Attention:	Attention:
Telecopier:	Telecopier:

with a copy to:	with a copy to:

Attention:	Attention:
Telecopier:	Telecopier:

Wire Instructions:	Wire Instructions:

**Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

The terms set forth in this Assignment are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE
[NAME OF ASSIGNEE]

By:
Title:

[Consented to and***] Accepted:

CIT BANK, N.A., a national banking association,
as Administrative Agent

By:

Name:

Title:

[Consented to:****]

[PHM LOGISTICS CORPORATION], a [Delaware corporation], as Borrower Representative

By:

Name:

Title:

***To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

****To be added only if the consent of the Borrower Representative is required by the terms of the Credit Agreement.

ANNEX 1

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT
AND ASSUMPTION AGREEMENT

Representations and Warranties.

Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with any Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document delivered pursuant thereto, other than this Assignment (herein collectively the “Loan Documents”), or any collateral thereunder, (iii) the financial condition of any Borrower or any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by any Borrower or any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it is an Eligible Assignee, (i)  from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement and other Loan Documents and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, the other Loan Documents and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and to purchase the Assigned Interest on the basis of which it has made such analysis and decision and (v) if it is a Foreign Lender, attached to the Assignment is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at that time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date. Notwithstanding the foregoing, the Administrative Agent shall make all payments of interest, fees or other amounts paid or payable in kind from and after the Effective Date to the relevant Assignee.

General Provisions. This Assignment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment. This Assignment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to conflict of laws principles thereof.

EXHIBIT B

FORM OF COMPLIANCE CERTIFICATE

THE UNDERSIGNED HEREBY CERTIFIES AS FOLLOWS:

1.           Each of the undersigned hereby makes this certificate as the [Chief Financial Officer] of one or more of [PHM LOGISTICS CORPORATION], a [Delaware corporation] (the “Borrower Representative”) and [                                 ].

2.           Each of the undersigned has reviewed the terms of that certain Credit Agreement, dated as of September 18, 2020 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among Borrower Representative, the other Credit Parties from time to time party thereto, each of the Lenders party thereto, and CIT BANK, N.A., a national banking association, as Administrative Agent, and has made, or has caused to be made under his or her supervision, a review in reasonable detail of the transactions and condition of the Consolidated Entities during the accounting period covered by the attached financial statements. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Credit Agreement.

3.           The examination described in paragraph 2 above did not disclose, and none of the undersigned have knowledge of, the existence of any condition or event which constitutes an Event of Default or a Default during or at the end of the accounting period covered by the attached financial statements or as of the date of this Certificate, except as set forth in a separate attachment, if any, to this Certificate, describing in reasonable detail, the nature of the condition or event, the period during which it has existed and the action which the applicable Consolidated Entity has taken, is taking, or proposes to take with respect to each such condition or event.

4.           The financial statements delivered with this Compliance Certificate present fairly in all material respects the financial condition and results of operations of the Consolidated Entities, on a consolidated and consolidating basis, in accordance with IFRS consistently applied. No change in IFRS or the application thereof has occurred since the Closing Date which affects the financial statements delivered with this Compliance Certificate in any material respect or if such change in IFRS or in the application thereof has occurred, include a statement describing the effect of such change on the financial statements accompanying this Compliance Certificate.

5.           All representations and warranties by each Credit Party in the Loan Documents are true and correct in all material respects on and as of the date hereof, except that (i) if any such representation or warranty specifically refers to an earlier date, then such representation or warranty is true and correct in all material respects as of such earlier date, (ii) if any such representation or warranty is qualified as to “materiality” or “Material Adverse Effect”, then such representation or warranty is true and correct in all respects on and as of the date hereof and (iii) for purposes hereof, the representations and warranties contained in Section 4.9 of the Credit Agreement shall be deemed to refer to the most recent financial statements delivered pursuant to Section 8.3 of the Credit Agreement.

[Remainder of Page Intentionally Blank; Signatures Follow]

The foregoing certifications, together with the computations set forth in the Annex A hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered [ENTER DATE] pursuant to Section 8.3 of the Credit Agreement.

[PHM LOGISTICS CORPORATION], a [Delaware corporation], for itself and as Borrower Representative

By:

Name:

Title:

ANNEX A TO COMPLIANCE CERTIFICATE1

Adjusted EBITDA Adjusted EBITDA for the applicable Test Period is calculated as follows:

“Test Period”: [ ] – [ ][2]

net income of the Consolidated Entities on a consolidated basis for such period (i) before all interest, tax obligations and depreciation and amortization expense of the Consolidated Entities, (ii) excluding any non-cash income, (iii) before accretion expenses related to Indebtedness issuance costs, (iv) excluding any gain or loss from discontinued operations, (v) excluding non-cash gains and losses with respect to financial derivatives, determined on a consolidated basis for such period, all determined in conformity with IFRS on a basis consistent with the latest audited financial statements of the Consolidated Entities

Plus:

non-cash compensation expenses arising from the sale of Equity Interests, the granting of options to purchase Equity Interests, the granting of appreciation rights in respect of Equity Interests and similar arrangements for such period

Plus:

Only with respect to the period ending September 30, 2020, losses and expenses incurred during such period in connection with the fraudulent cyber incident that occurred in May 2019 (such incident included the relaying of fraudulent banking information for a C$9,200,000 wire transfer to redeem outstanding debentures) in an aggregate amount not to exceed C$1,012,000

Plus:

in connection with any Permitted Acquisition, all reasonable, out-of-pocket transaction fees, costs and expenses payable to third parties incurred during such period; provided, the amount added back with respect to any individual Permitted Acquisition shall not exceed $100,000

Plus:	the impairment of goodwill and other intangibles during such period
Plus:	any other non-cash or one time charges agreed to in writing by Administrative Agent in its reasonable discretion
Plus:

Code Section 338(h)(10) incurred in connection with any prior acquisition by Borrowers; provided, the amount added back pursuant to this clause and excluded from EBITDA calculation pursuant to clauses (iii) and (iv) thereof (only with respect to losses for such clause (iv)) shall not exceed $1,250,000 in the aggregate for any such period

1 If the methodology of calculating any financial covenant on this Annex A conflicts with the terms of the Credit Agreement, the terms of the Credit Agreement shall govern and control.

2 To be calculated for the twelve (12) consecutive calendar months most recently ended.

Equals:	Test Period Consolidated EBITDA[3]	(A)

Cash Velocity Cash Velocity for the applicable Test Period is calculated as follows:

Net Revenue:
The revenue of Borrowers, exclusive of the amount of any CARES Act Provider Relief Debt
Equals:	(B)

Collections arising from the business operations of Consolidated Entities, calculated for the Net Revenue Test Period	(C)

Cash Velocity: the percentage of (B) that (C) represents		%

Cash Velocity required for Test Period:		77.5%

In Compliance		Yes/No

Fixed Charge Coverage Ratio Fixed Charge Coverage Ratio for the applicable Test Period is calculated as follows:

Test Period Consolidated EBITDA
Less:	Unfinanced Capital Expenditures
Less:

all federal, state and local income tax expenses due and payable by the Consolidated Entities on a consolidated basis during such period, as incurred by the Consolidated Entities on a consolidated basis during such period

Equals:	Fixed Charge Coverage Ratio numerator	(D)

Plus:	all interest obligations (including the interest component of Capital Leases) of the Consolidated Entities on a consolidated basis paid or due during such period

3 Each element to be calculated for the Consolidated Entities on a consolidated basis (without duplication) and in accordance with IFRS principles

2

Plus:	the amount of all scheduled fees paid to Administrative Agent and the Lenders during such period
Plus:	the amount of principal repaid or scheduled to be repaid on the other Indebtedness of the Borrowers on a consolidated basis (other than the Revolving Loans) during such period
Plus:	all Distributions paid to equityholders on a consolidated basis during such period
Plus:	any payments during such period with respect to any Capital Lease
Equals:	Fixed Charges[4]	(E)

	Fixed Charge Coverage Ratio: (D) divided by (E):		to 1:00

Minimum Fixed Charge Coverage Ratio for Test Period:			_[ ] to 1:00

In Compliance			Yes/No

Minimum Net Availability Net Availability is calculated as follows:

At any time, the lesser of:
The Borrowing Base of the Borrowers on a consolidated basis
The Revolving Commitment
Equals:		(F)

At any time, the sum of:
The principal amount of all outstanding Revolving Loans
Plus:	The undrawn amount of all outstanding Letters of Credit
Equals:		(G)
Net Availability: the amount by which (F) exceeds (G):

Minimum Net Availability for any trailing thirty (30) day average:			$1,000,000.00

In Compliance			Yes/No

4 Each element to be calculated for the Consolidated Entities on a consolidated basis (without duplication) and in accordance with IFRS principles

3

EXHIBIT C

FORM OF REVOLVING NOTE

$[ ]	[ ], 202_

FOR VALUE RECEIVED, the undersigned (together with any other Person becoming a “Borrower” under the Credit Agreement (as defined below), each a “Borrower”, and collectively, the “Borrowers”), hereby promises to pay to CIT BANK, N.A., a national banking association, or its registered assigns (“Lender”), the principal amount of [___________] ($ _______.00) or, if less, the unpaid principal amount of all Revolving Loans in accordance with the provisions of that certain Credit Agreement, dated as of September 18, 2020 by and among Borrowers, the Guarantors from time to time party thereto, Lender, in its capacity as Administrative Agent and a lender, and the other financial institutions from time to time party thereto as lenders, dated of even date herewith (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). All capitalized terms used but not defined in this Revolving Note shall have the meanings given to such terms in the Credit Agreement.

Each Borrower promises to pay interest on the unpaid principal amount of each Revolving Loan from the date of such Revolving Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Credit Agreement. All payments of principal and interest shall be made in immediately available funds as provided in the Credit Agreement. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Credit Agreement.

This Revolving Note is one of the “Notes” referred to in the Credit Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. This Revolving Note is also entitled to the benefits of the Guaranty and is secured by the Collateral. Upon the occurrence and continuation of one or more of the Events of Default specified in the Credit Agreement, all amounts then remaining unpaid on this Revolving Note shall become, or may be declared to be, immediately due and payable all as provided in the Credit Agreement. Revolving Loans made by Lender shall be evidenced by one or more loan accounts or records maintained by Lender in the ordinary course of business. Lender may also attach schedules to this Revolving Note and endorse thereon the date, amount and maturity of its Revolving Loans and payments with respect thereto.

Each Borrower, for itself and its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Revolving Note.

Delivery of the executed signature pages of this Revolving Note by facsimile or other electronic transmission will constitute effective and binding execution and delivery. The obligations of Borrowers hereunder shall be joint and several.

4

THIS REVOLVING NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE AND ANY APPLICABLE LAW OF THE UNITED STATES OF AMERICA. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH BORROWER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY CLAIMS TO ASSERT THAT THE LAW OF ANY OTHER JURISDICTION GOVERNS THIS REVOLVING NOTE.

[remainder of page intentionally left blank; signature page follows]

5

IN WITNESS WHEREOF the undersigned Borrowers have executed and delivered this Revolving Note as of the day and year first written above.

BORROWERS:

[                  ], a [                 ]

By:

Name:

Title:

LOANS AND PAYMENTS WITH RESPECT THERETO

Amount of
				Principal or	Outstanding
			End of	Interest	Principal
	Type of	Amount of	Interest	Paid This	BalanceThis	Notation
Date	Loan Made	Loan Made	Period	Date	Date	Made By

EXHIBIT D

Closing Checklist

[See attached]

$20,000,000 REVOLVING CREDIT FACILITY to

PHM Logistics Corporation and the Credit Parties set forth on Annex A

Closing Date: September 18, 2020

CLOSING CHECKLIST

Key:

B	Protech Home Medical Corp BC Katz Teller
L	CIT
LC	Waller

Closing Item	Resp. Party	Doc. Number	Signatures	Comments

I. TERM SHEET / INTERNAL CREDIT

A. Term Sheet (dated 7.10.20)	L/B			Received

II. LOAN DOCUMENTS

A. Perfection Certificate	LC	4836-8206-8932	B ☐	Form agreed
B. Pre-Filing Authorization	LC	4828-6909-4599	B ☐	Form agreed
C. Credit Agreement	LC BC	4823-6264-8518	B ☐ L ☐	Form agreed
I. Exhibits a. Form of Assignment b. Form of Compliance Certificate c. Form of Revolving Note d. Closing Checklist	LC	4823-1914-3626		Form agreed

II. Schedules	BC			Form agreed
D. Fee Letter Agreement	LC	4848-0784-6855	B ☐ L ☐	Form agreed
E. Revolving Note	LC	4848-3766-7015	B ☐	Form agreed
F. Security Agreement (Borrowers)	LC	4848-7376-9927	B ☐ L ☐	Form agreed
I. Exhibits	LC			Form agreed
II. Schedules	BC
G. Guaranty Agreement	LC	4834-2262-7015	B ☐ L ☐	Form agreed
H. Pledge Agreement (Borrowers and Guarantors) 1. Schedules	LC	4846-9887-5079	B ☐ L ☐	Form agreed 1. Form agreed
I. Pledge Agreement (Parent)				N/A
J. Stock Certificates (if any) and related stock powers to be delivered				Received pdfs; originals to follow post-closing
K. UCC-1 Financing Statements (Borrowers)	LC			Final
L. UCC-1 Financing Statement (Guarantors/Pledgor)	LC			Final
M. Springing Deposit Account Control Agreements (Operating Accts)	LC	4817-8755-8345		LC sent form 8/31 * REQUIRED PRIOR TO ANY ADVANCE
1. PNC (Concentration Account)				LC sent comments to PNC 9/8
2. PNC (Parent Account)
N. Solvency Certificate	LC	4828-3573-9079	B ☐	Form agreed
O. Inventory Supplier Subordination Agreements	LC	4811-2334-8937		LC sent form 8/31

2

1. Navitas Credit Corp				Received underlying agreement
2. Phillips Medical Capital				Received underlying agreement; in process
3. TCF Equipment Finance				Received underlying agreement
4. VGM Financial Services				Received underlying agreement
5. Wells Fargo Equipment Finance				Received underlying agreement; call set up for 9/15
6. Priority Capital				Received underlying agreement
7. Invacare				Received underlying agreement
8. Lease Corporation of America				Received underlying agreement
P. [Management Fees Subordination Agreement]	LC			N/A
Q. Earn-Out Subordination Agreement (Health Technology Resources)	LC			N/A
R. Global Intercompany Subordination Agreement	LC	4849-9759-5338		Form agreed
S. [Additional Subordination Agreements]	LC			N/A
T. [Intercreditor Agreement(s)]	LC			N/A
U. Business Associate Agreement(s)	LC	4824-3545-5370	B ☐ L ☐	Form agreed
V. IRS Tax Form 8821s	LC/BC		Received Executed ☐	Form agreed
W. IRS W-9/SS4 Forms	LC/BC		Received Executed ☐	Received
X. Legal Opinion	BC		Received Executed ☐	Form agreed
Y. TN Indebtedness Tax Affidavit (Riverside Medical, Inc.)	B/BC	4847-1592-9803	Received Executed ☐	Draft to BC 9/13 along with explanation of tax

III. ORGANIZATIONAL DOCUMENTS

A. Organizational Chart / Cap Table	B/BC			Received

3

B. Officer’s Certificate/Closing Certificate	BC	4838-3358-6632	Received Executed ☐	Form agreed
B. Secretary’s Certificate for Credit Parties, with Exhibits:	B/BC		Received Executed ☐	Form agreed; See Annex C
• Formation Document/Articles	B/BC			Received; See Annex C
• Governing Agreement/Bylaws	B/BC			Received; BC to provide; See Annex C
• Incumbency Certificate	B/BC			Form agreed; See Annex C
• Authorizing Resolutions	B/BC			Form agreed ; See Annex C
• Good Standing Certificate	B/BC			Received
• Foreign Qualification to Do Business	B/BC			Received

IV. LIEN AND LITIGATION DILIGENCE/FINANCIAL DILIGENCE

A. Pre-Closing UCC, Judgment, Tax Lien and Litigation Searches for Credit Parties	LC			Received
B. UCC Termination Statements	LC			See Annex B
C. UCC Amendment Statements	LC			See Annex B - To come post- closing
D. Certified Financial Statements and other financial diligence	B			Received
E. Investment agreements and satisfactory evidence of ownership, structure, corporate, legal, tax, management, capital structure of the Borrower and Guarantors and respective subsidiaries	B			Received
F. Know Your Customer (KYC) Information/Background Checks	L/B			Received
G. Collateral Field Exam, QOE, CIT Credit Approval				Received

V. LOAN AND LEASE DILIGENCE AND OTHER MATERIAL CONTRACTS

A. [Copies of Subordinated Loan Documents]	B			N/A

4

B. Lease for Principal Place of Business / Headquarters	B		Reviewed
C. Operating Lease or Licenses for Facilities	B		Reviewed
D. Capital Leases a. Invacare b. LCA c. Navitas d. Phillips Medical Capital e. Priority f. TCF g. VGM h. Wells Fargo i. Vehicle Leases	B		Reviewed
E. Data Hosting Agreements a. Acumacita	B		Reviewed
F. Web-based/Licensed Billing Software Agreements a. Sun Knowledge Services, Inc. b. Brightree, LLC c. RND Softech Private, Ltd.	B		Reviewed
G. Billing Agreements			N/A
H. Employment Consulting Agreements	B		Reviewed
I. Material Vendor Agreements	B		TBD
J. Rental Agreements	B		Received templates 8/31
K. Other Material Contracts	B		TBD

VI. MANAGEMENT AND HEALTHCARE DILIGENCE

A. Healthcare Diligence	B		See Healthcare Diligence Checklist; Complete
B. Management Agreement(s)	B		N/A
C. Insurance Certificates and Endorsements	L/B	Received ☐	In process

VII. FUNDING DOCUMENTS AND DELIVERABLES

A. [Payoff Letters]	B/BC	Received Executed ☐	N/A

5

B. [DACA/DAISA Terminations]			Received Executed ☐	N/A
C. Loan Notice	L/B		B ☐	N/A - to come at the time of borrowing
D. Closing Statement and Funds Flow Memorandum (funds flow, closing statement, disbursement authorizations)	L/B	4837-7363-1178	B ☐ L ☐	Form agreed
E. Pro Forma Compliance Certificate (Including Borrowing Base Report)	L/B		B ☐	Form agreed
F. Loan Ops	L/B			Complete
VIII. POST-CLOSING
A. Post-Closing UCC Searches to Reflect CIT Filings	LC	PC
B. Landlord Waivers	LC	4840-9134-3303		Form agreed; subject to review of the leases
C. Custodial Bailee Agreements	LC
D. Collateral Assignment of Data-hosting/Web-based Billing Software Agreements	LC	4840-0633-1336		Form drafted
1. Acumatica	LC
2. Brightree, LLC	LC
E. Springing Deposit Account Control Agreements (Operating Accts)	LC	4817-8755-8345		LC sent form 8/31 * REQUIRED PRIOR TO ANY ADVANCE
1. PNC (Concentration Account)				LC sent comments to PNC 9/8
2. PNC (Parent Account)

6

Credit Party Information

Person	Location Name (if applicable)	State of Formation / Residence	Federal Tax ID Number	Address of Operating Locations	Lease
PHM Services Inc.		Delaware	[REDACTED]	1019 Town Drive, Wilder, Kentucky 41076	Received; under review
PHM Logistics Corporation		Delaware	[REDACTED]	1019 Town Drive, Wilder, Kentucky 41076	Received; under review
Central Oxygen, Inc.		Indiana	[REDACTED]	4501 W. Williamsburg Blvd Munice, IN - no longer in operation	Received; under review
Riverside Medical, Inc.		Tennessee	[REDACTED]	275 A Eureka St Savannah, TN 38372 105 Lee Parkway Suite C Chattanooga, TN 37421	Received; under review

7

Person	Location Name (if applicable)	State of Formation / Residence	Federal Tax ID Number	Address of Operating Locations	Lease
Cooley Medical Equipment, Incorporated		Kentucky	[REDACTED]	500 Village Lane Hazard, KY 41701 65 Weddington Branch Rd Pikeville, KY 1152 Riverside Dr 1160 Riverside Dr 1184 S Lake Dr Preston, KY 41653 1316 S. Broadway, Lexington, KY	Received
Acadia Medical Supply, Inc.		Maine	[REDACTED]

274 Main Street Fort Fairfield, ME 04742

Aroostook Centre Mall, 830 Main Street, Suite B-1 Presque Isle, ME 04769

62 West Main

Street, Suite 105 Fort Kent, ME 04743

104 Bangor Street, Suite B Houlton, ME 04730

Received

8

Person	Location Name (if applicable)	State of Formation / Residence	Federal Tax ID Number	Address of Operating Locations	Lease
Resource Medical, Inc.		South Carolina	[REDACTED]	1019 Town Drive, Wilder, Kentucky 41076	Received
Care Medical Partners LLC		Georgia	[REDACTED]	1019 Town Drive, Wilder, Kentucky 41076	Received
Black Bear Medical Group, Inc.		Maine	[REDACTED]	275 Marginal Way Portland, ME	Received
West Home Health Care, Inc.		Virginia	[REDACTED]	2026 Dabney Rd Suite C Richmond, VA 23230	Received
Legacy Oxygen and Home Care Equipment, LLC		Kentucky	[REDACTED]	800 Broadway St. Paducah, KY 42001 924 S. 12th Street, Suite A, Murray, KY 42071 707 S. Main Street Marion, KY 42064	Received

9

Person	Location Name (if applicable)	State of Formation / Residence	Federal Tax ID Number	Address of Operating Locations	Lease
Patient-Aids, Inc.		Kentucky	[REDACTED]	100 Crossing Drive 2050 Versailles Rd. 2529 Regency Road Suite 104 Lexington, KY 5673 Creek Rd 1488 C Old Lebanon Rd. 4901 Century Plaza Rd. 3158 Mapleleaf Dr.	Received
Resource Medical Group, LLC		South Carolina	[REDACTED]	110A Aztec Court, Duncan, SC 29334 1401 St Andrews Rd Columbia, SC 29210	Received
Resource Medical Group of Charleston, LLC		South Carolina	[REDACTED]	4042 Ashley Phosphate Rd. N. Charleston, SC 29418 1406 J Commerce Place, Myrtle Beach, SC 29577 1180 Ribaut Road, Ste. 4&5 Beaufort, SC 29902	Received
Care Medical of Athens, Inc.		Georgia	[REDACTED]	1242 Prince Avenue	Received

10

Person	Location Name (if applicable)	State of Formation / Residence	Federal Tax ID Number	Address of Operating Locations	Lease
Care Medical Atlanta, LLC		Georgia	[REDACTED]	3145 Gateway Dr, Suite C 122 Robinson Court	Received
Care Medical of Augusta, LLC		Georgia	[REDACTED]	1238 Fenwick Street	Received
Care Medical of Gainesville, LLC		Georgia	[REDACTED]	955 Interstate Ridge Drive	Received
Care Medical Savannah, LLC		Georgia	[REDACTED]	4821 Waters Ave	Received
Black Bear Medical, Inc.		Maine	[REDACTED]	275 Marginal Way Portland ME 04101	Received
Coastal Med- Tech. Corp		Maine	[REDACTED]	25 Douglas Hwy. Ellsworth, ME 475 Pleasant Ave. Lewiston, ME 210 College Ave. Waterville, ME	Received
Black Bear Medical NH, Inc.		New Hampshire	[REDACTED]	437 Portsmouth Ave Unit 4 Greenland, NG 03840	Received
Health Technology Resources, L.L.C.		Illinois		903 Wildwood Lane, Northbrook, IL 60062	Received

11

Annex B

UCC-1s/8821s

Person	State of Formation	UCC-1 Comments	8821
Borrowers

PHM Logistics Corporation	Delaware	LC sent revised 9/14	Form agreed
Central Oxygen, Inc.	Indiana	LC sent revised 9/14	Form agreed
Riverside Medical, Inc.	Tennessee	LC sent revised 9/14	Form agreed
Cooley Medical Equipment, Inc.	Kentucky	LC sent revised 9/14	Form agreed
Acadia Medical Supply, Inc.	Maine	LC sent revised 9/14	Form agreed
Resource Medical, Inc.	South Carolina	LC sent revised 9/14	Form agreed
Care Medical Partners LLC	Georgia	LC sent revised 9/14	Form agreed
Black Bear Medical Group, Inc.	Maine	LC sent revised 9/14	Form agreed
West Home Health Care, Inc.	Virginia	LC sent revised 9/14	Form agreed
Legacy Oxygen & Home Care Equipment, LLC	Kentucky	LC sent revised 9/14	Form agreed
Patient Aids, Inc.	Kentucky	LC sent revised 9/14	Form agreed
Resource Medical Group, LLC	South Carolina	LC sent revised 9/14	Form agreed
Resource Medical Group of Charleston, LLC	South Carolina	LC sent revised 9/14	Form agreed
Care Medical of Athens, LLC	Georgia	LC sent revised 9/14	Form agreed
Care Medical Atlanta, LLC	Georgia	LC sent revised 9/14	Form agreed
Care Medical of Augusta, LLC	Georgia	LC sent revised 9/14	Form agreed
Care Medical of Gainesville, LLC	Georgia	LC sent revised 9/14	Form agreed
Care Medical Savannah, LLC	Georgia	LC sent revised 9/14	Form agreed
Black Bear Medical, Inc.	Maine	LC sent revised 9/14	Form agreed
Coastal Med-Tech. Corp	Maine	LC sent revised 9/14	Form agreed
Black Bear Medical NH, Inc.	New Hampshire	LC sent revised 9/14	Form agreed
Health Technology Resources, L.L.C.	Illinois	LC sent revised 9/14	Form agreed
Guarantor/Pledgor
PHM Services Inc.	Delaware	LC sent revised 9/14	Form agreed

12

UCC-3 Terminations

Person	Initial Filing #	Secured Party	Comments
Borrowers
Riverside Medical, Inc.	o Filing Number: 209-053994 Filed: 10/30/09	HARDIN COUNTY BANK	(Accounts receivable, inventory & equipment of Riverside Medical, Inc.)
o Filing Number: 309-068755 Filed: 12/21/09
	o Filing Number: 423202327 Filed: 5/8/15	CORPORATION SERVICE COMPANY, AS REPRESENTATIVE

(Notice pursuant to an agreement between Debtor and Secured Party, Debtor has agreed not to further encumber the collateral described herein. The further encumbering of which may constitute the tortious interference with the Secured Party’s right by such encumbrancer in the event that any entity is granted a security interest in Debtor’s accounts, chattel paper or general intangibles contrary to the above, the Secured Party asserts a claim to any proceeds thereof received by such entity.)

	o Filing Number: 42819163 Filed: 2/8/18	READYCAP LENDING, LLC

(All of the following property whether now owned or hereafter acquired and wheresoever located as well as the proceeds and products thereof; All equipment and machinery, including power-driven machinery, Titled motor vehicles, including mobile or manufactures and equipment, leasehold improvements, fixtures, now owned or hereafter acquired, together with all replacement thereof, all attachments, accessories, parts, equipment and tools belonging thereto or for us in connection therewith. All inventory, raw materials, work in progress, and supplies now owned or hereinafter acquired. All chattel paper, instruments, and general intangibles now in force or hereafter acquired. All accounts and health care insurance receivables now outstanding or hereafter arising.)

13

Person	Initial Filing #	Secured Party	Comments
Cooley Medical Equipment, Incorporated	o Filing Number: 2019- 3004450-68.01 Filed: 1/31/19	DEXT CAPITAL, LLC

(This filing covers the following properties, assets and rights of Debtor (collectively the “Collateral”): (a) all personal property described below or on any exhibit attached hereto, which exhibit is incorporated by reference herein (“Specified Items”); (b) any and all additions, replacements, parts, or accessories to the Specified Items; (c) any subleases, chattel paper, accounts, security deposits relating to the Specified Items or the leasing or financing of the Specified Items by Secured Party; and (d) all proceeds of any and all of the foregoing. In the event serial numbers, vehicle identification numbers or similar information is included below, on an exhibit attached hereto or otherwise in the description of Collateral, such information has been added by Secured Party to the best of its information in an effort to avoid confusion but is not intended to, and shall not, limit the above description of Collateral.)

Resource Medical Group, LLC	o Filing Number: 001019- 102129A Filed: 10/19/00	WELLS FARGO BANK, N.A./ FIRST UNION NATIONAL BANK	(All accounts, equipment, inventory and all products and proceeds.)
Care Medical of Athens, LLC	o Recorded Number: Book 454 P 465 Recorded Date: 1/29/18		GA State tax lien in the amount of $232.10.
Black Bear Medical Group, Inc.	o Filing Number 2080001898030 Filed: 1/4/08	SUNRISE MEDICAL, INC.	(The “Collateral for purposes of the Security Agreement to which this Exhibit A is attached consists of all

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Person	Initial Filing #	Secured Party	Comments
of Debtors right, title and interest in all of its assets and personal property. whether now owned or existing or hereafter acquired or arising and regardless of where located.)
o Filing Number 2080001898031 Filed: 1/4/08

Guarantor/Pledgor

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Annex C

Secretary’s Certificates

Person	Sec. Cert.	Formation Document	Organizational Document	Resolutions	Good Standing	Foreign Qualification	Consents
Borrowers

PHM Logistics Corporation	Received	Received	Received	LC sent comments	Received
Central Oxygen, Inc.	Received	Received	Received	LC sent comments	Received
Riverside Medical, Inc.	Received	Received	Received	LC sent comments	Received
Cooley Medical Equipment, Incorporated	Received	Received	Received	LC sent comments	Received
Acadia Medical Supply, Inc.	Received	Received	Received	LC sent comments	Received
Resource Medical, Inc.	Received	Received	Received	LC sent comments	Received
Care Medical Partners LLC	Received	Received	Received	LC sent comments	Received
Black Bear Medical Group, Inc.	Received	Received	Received	LC sent comments	Received
West Home Health Care, Inc.	Received	Received	Received	LC sent comments	Received
Legacy Oxygen and Home Care Equipment, LLC	Received	Received	Received	LC sent comments	Received
Patient-Aids, Inc.	Received	Received	Received	LC sent comments	Received
Resource Medical Group, LLC	Received	Received	Received	LC sent comments	Received
Resource Medical Group of Charleston, LLC	Received	Received	Received	LC sent comments	Received
Care Medical of Athens, Inc.	Received	Received	Received	LC sent comments	Received
Care Medical Atlanta, LLC	Received	Received	Received	LC sent comments	Received

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Person	Sec. Cert.	Formation Document	Organizational Document	Resolutions	Good Standing	Foreign Qualification	Consents
Care Medical of Augusta, LLC	Received	Received	Received	LC sent comments	Received
Care Medical of Gainesville, LLC	Received	Received	Received	LC sent comments	Received
Care Medical Savannah, LLC	Received	Received	Received	LC sent comments	Received
Black Bear Medical, Inc.	Received	Received	Received	LC sent comments	Received
Coastal Med-Tech. Corp.	Received	Received	Received	LC sent comments	Received
Black Bear Medical NH, Inc.	Received	Received	Received	LC sent comments	Received
Health Technology Resources, L.L.C.	Received	Received	Received	LC sent comments	Received

Guarantor/Pledgor
PHM Services Inc.	Received	Received	Received	LC sent comments	Received

17